As confidentially submitted to the Securities and Exchange Commission on December 10, 2024

Registration No. 333-[      ]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO.1 TO

FORM F-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

ChowChow Cloud International Holdings Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	7372	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Unit 03, 23/F, Aitken Vanson Centre,

No. 61 Hoi Yuen Road, Kwun Tong

Kowloon, Hong Kong

+852 3461 3788

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

[     ]

(Name, address, including zip code, and telephone number, including area code, of agent for service)

copies to:

Meng Ding, Esq. Sidley Austin c/o 39/F, Two Int’l Finance Centre 8 Finance St, Central, Hong Kong +852 2509-7888	M. Ali Panjwani, Esq. Pryor Cashman LLP 7 Times Square New York, NY 10036 (212) 421-4100

Approximate date of commencement of proposed sale to the public: as soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933. Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. The securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy the securities in any jurisdiction where such offer or sale is not permitted.

Preliminary Prospectus (Subject to Completion)

Dated [       ], 2024

ChowChow Cloud International Holdings Limited

[          ] Ordinary Shares being offered by ChowChow Cloud International Holdings Limited

This is the initial public offering of Ordinary Shares by ChowChow Cloud International Holdings Limited. We are offering [      ] Ordinary Shares, par value US$0.0001 per share.

Prior to this offering, there has been no public market for our Ordinary Shares. We anticipate the initial public offering price of our Ordinary Shares will be between US$[   ] and US$[   ]. We intend to apply to list our Ordinary Shares on NYSE American under the symbol “[      ].”

We are a holding company incorporated in the Cayman Islands. As a holding company with no material operations, our operations are conducted by our indirect wholly-owned subsidiary, Sereno Cloud Solution HK Limited (“SCS”), in Hong Kong, a special administrative region of the People’s Republic of China (the “PRC”). This is an offering of the Ordinary Shares of ChowChow Cloud International Holdings Limited, the holding company incorporated in the Cayman Islands, instead of shares of SCS, our operating entity in Hong Kong. You may never directly hold any equity interest in our operating entity.

We and our subsidiaries are not based in mainland China and do not have operations in mainland China. Furthermore, none of our clients are located in mainland China. We currently do not have or intend to set up any subsidiary in mainland China, and do not foresee the need to enter into any contractual arrangements with a variable interest entity (“VIE”) to establish a VIE structure in mainland China. For the years ended December 31, 2022 and 2023, we generated approximately 92.6% and 90.9% of our revenues from Hong Kong, respectively. Pursuant to the Basic Law of the Hong Kong Special Administrative Region (the “Basic Law”), which is a national law of the PRC and the constitutional document for Hong Kong, national laws of the PRC shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. The Basic Law expressly provides that the national laws of the PRC which may be listed in Annex III of the Basic Law shall be confined to those relating to defense and foreign affairs as well as other matters outside the autonomy of Hong Kong. The basic policies of the PRC regarding Hong Kong as a special administrative region of the PRC are reflected in the Basic Law, providing Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. As such, we are currently not required to obtain any permission or approval from the China Securities Regulatory Commission (the “CSRC”), the Cyberspace Administration of China (the “CAC”) or any other PRC governmental authority to operate our business or to list our securities on a U.S. securities exchange or issue securities to foreign investors. The laws and regulations of mainland China do not currently have any material impact on our business, financial condition or results of operations and we are currently not subject to the PRC government’s direct influence or discretion over the manner in which we conduct our business activities outside of mainland China.

However, in light of the PRC government’s recent expansion of authority in Hong Kong, we may be subject to uncertainty about any future actions of the PRC government or authorities in Hong Kong, and it is possible that all the legal and operational risks associated with being based in and having operations in the PRC may also apply to operations in Hong Kong in the future. There is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong. The PRC government may intervene or influence our current and future operations in Hong Kong at any time, or may exert more control over offerings conducted overseas and/or foreign investment in issuers like ourselves. Such governmental actions, if and when they occur: (i) could significantly limit or completely hinder our ability to continue our operations; (ii) could significantly limit or hinder our ability to offer or continue to offer our Ordinary Shares to investors; and (iii) may cause the value of our Ordinary Shares to significantly decline or become worthless.

We are also aware that recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over mainland Chinese companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. In addition, due to long arm provisions under the current PRC laws and regulations, there remains regulatory uncertainty with respect to whether in the future we will be required to obtain approvals from the PRC authorities to operate our business or list on the U.S. exchanges and offer securities. These actions could result in a material change in our operations and/or to the value of our Ordinary Shares and could significantly limit or completely hinder our ability to offer or continue to offer our Ordinary Shares to investors. See “Prospectus Summary - Permission Required from the PRC Authorities for this Offering” beginning on page 3 of this prospectus for more information.

In addition, our Ordinary Shares may be prohibited from trading on a national exchange or over-the-counter market under the Holding Foreign Companies Accountable Act (the “HFCA Act”) if the Public Company Accounting Oversight Board (United States) (the “PCAOB”) is unable to inspect our auditors for three consecutive years. Pursuant to the HFCA Act, the PCAOB issued a Determination Report on December 16, 2021 which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in (i) mainland China, and (ii) Hong Kong; and such report identified the specific registered public accounting firms which are subject to these determinations. On August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission (the “CSRC”) and China’s Ministry of Finance (the “PRC MOF”) in respect of cooperation on the oversight of PCAOB-registered public accounting firms based in mainland China and Hong Kong. Pursuant to the Statement of Protocol, the PCAOB conducted inspections on select registered public accounting firms subject to the Determination Report in Hong Kong between September 2022 and November 2022. On December 15, 2022, the PCAOB board announced that it has completed the inspections, determined that it had complete access to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and voted to vacate the Determination Report. Our registered public accounting firm Assentsure PAC is headquartered in Singapore. Assentsure PAC is currently subject to the PCAOB inspections on a regular basis with the latest inspection in September 2024. Assentsure PAC is not headquartered in mainland China or Hong Kong and was not identified in the Determination Report as a firm subject to the PCAOB’s determination. Notwithstanding the foregoing, in the event that, in the future, the PCAOB determines that it is not able to fully conduct inspections of our auditor for three consecutive years, or the PCAOB re-evaluates its determination as a result of any obstruction with the implementation of the Statement of Protocol in the future, trading of our securities on a national securities exchange or in the over-the counter market may be prohibited under the HFCA Act and our access to the U.S. capital markets may be limited or restricted. In addition, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”), which, if passed by the U.S. House of Representatives and signed into law, would reduce the period of time for foreign companies to comply with the PCAOB audits to two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. On December 29, 2022, the Consolidated Appropriations Act, 2023 (the “CAA”) was signed into law by President Biden. The CAA contained, among other things, an identical provision to the AHFCAA, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. See “Risk Factors — Risks Related to Our Ordinary Shares and This Offering- Although the audit report included in this prospectus is prepared by auditors who are subject to PCAOB inspections on a regular basis with the latest inspection in September 2024, there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our securities may be prohibited under the HFCA Act and the AHFCAA if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as NYSE American, may determine to delist our securities.” on page 32 and “The recent joint statement by the SEC and an act passed by the U.S. Senate and the U.S. House of Representatives call for additional and more stringent criteria to be applied to emerging market companies. These developments could add uncertainties to our offering, business operations, share price and reputation.” on page 34 of this prospectus for more information.

CCCI is permitted under the laws of Cayman Islands to provide funding to our subsidiary SCS through loans or capital contributions without restrictions on the amount of the funds. There are no restrictions or limitation under the laws of Cayman Islands on CCCI’s ability to distribute earnings from its businesses, including subsidiaries, to the U.S. investors. SCS is permitted under the laws of Hong Kong to provide funding to CCCI through dividend distribution without restrictions on the amount of the funds. Both CCCI and SCS currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Neither CCCI or its subsidiaries has any dividend payout policy, and each entity needs to comply with applicable law or regulations with respect to transfer of funds, dividends and distributions with other entities. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments. On December 31, 2023, SCS declared a dividend of HKD17.5 million (US$2.2 million) to its individual shareholders before the reorganization, of which HKD8.5 million (US$1.1 million) and HKD14.0 million (US$1.8 million) were paid as of December 31, 2023 and June 30, 2024, respectively. However, SCS has not declared any dividend to CCCI through Vigorous Elite, and CCCI has not declared any dividend to its shareholders, after the reorganization and up to the date of this prospectus. If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from SCS. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by our Hong Kong subsidiary SCS. There are no restrictions or limitation under the laws of Hong Kong imposed on the conversion of HKD into foreign currencies and the remittance of currencies out of Hong Kong. See “Dividend Policy” on page 44 and “Risk Factors – Risks Related to Our Corporate Structure – We may rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.” on page 24 of this prospectus for more information.

We are both an “emerging growth company” and a “foreign private issuer” as defined under the applicable U.S. federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for this and future filings. See “Prospectus Summary—Implications of Being an Emerging Growth Company” and “Prospectus Summary—Implications of Being a Foreign Private Issuer.”

Following the completion of this offering, we will be a “controlled company” within the meaning of the NYSE American Company Guide, because Rainbow Sun Enterprises Limited (“Rainbow Sun”) will have [  ]% of the total voting power of our then outstanding Ordinary Shares, assuming the underwriters do not exercise their over-allotment option, or [  ]% of the total voting power of our then outstanding ordinary shares if the underwriters exercise their over-allotment option in full. Our Chairman and CEO, Mr. Yee Kar Wing, is the controlling shareholder and sole director of Rainbow Sun. See “Principal Shareholders.” As a result, we expect to be a “controlled company” within the meaning of section 801 of the NYSE American LLC Company Guide. For so long as we remain a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements. If we rely on these exemptions, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. Although we currently do not intend to rely on the “controlled company” exemption under the NYSE American Company Guide, we could elect to rely on this exemption in the future. See “Prospectus Summary—Implications of Being a Controlled Company.”

Investing in the Ordinary Shares involves a high degree of risk. See “Risk Factors” beginning on page 10.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

PRICE US$[        ] PER ORDINARY SHARE

		Price to Public		Underwriting Discounts and Commissions(1)		Proceeds, before Expenses
Per Share	US$	[ ]	US$	[ ]	US$	[ ]
Total	US$	[ ]	US$	[ ]	US$	[ ]

(1)	For a description of compensation payable to the underwriter, see “Underwriting.”

The underwriter has an option to purchase up to [      ] additional Ordinary Shares from us at the initial public offering price, less the underwriting discounts and commissions, within 45 days from the date of this prospectus, to cover any over-allotment.

The underwriter expects to deliver the Ordinary Shares against payment in U.S. dollars in New York, NY to purchasers on or about [        ].

Maxim Group LLC

Prospectus dated [       ]

This prospectus contains certain estimates and information concerning our industry, including market position, market size, and growth rates of the markets in which we participate. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the “Risk Factors” section. These and other factors could cause results to differ materially from those expressed in these publications and reports.

You should rely only on the information contained in this prospectus or in any related free-writing prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or in any related free-writing prospectus. We are offering to sell, and seeking offers to buy, the Ordinary Shares offered hereby, but only under circumstances and in jurisdictions where offers and sales are permitted and lawful to do so. The information contained in this prospectus is current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the Ordinary Shares.

Neither we, nor the underwriter have taken any action that would permit a public offering of the Ordinary Shares outside the United States or permit the possession or distribution of this prospectus or any related free-writing prospectus outside the United States. Persons outside the United States who come into possession of this prospectus or any related free-writing prospectus must inform themselves about and observe any restrictions relating to the offering of the Ordinary Shares and the distribution of the prospectus outside the United States.

Until [        ] (the 25th day after the date of this prospectus), all dealers that buy, sell or trade the Ordinary Shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriter and with respect to their unsold allotments or subscriptions.

i

Prospectus Summary

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements and notes appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in the Ordinary Shares discussed under “Risk Factors,” before deciding whether to buy the Ordinary Shares.

Our Mission

To provide comprehensive, easy-to-use cloud solutions that help our valued clients grow and evolve their business by combining advanced cloud technologies with innovative digital solutions.

Overview

We are a pioneer in providing one-stop cloud solutions that support companies across the IT industry value chain throughout their entire cloud transformation journey from consulting, deployment and migration to cloud environment building and management. We were founded in December 2014 by a group of passionate and experienced professionals, who envisioned the potential of cloud technology to transform the way businesses of various sizes operate. Recognizing the growing need for digitization and the benefits that cloud technology could bring to businesses, our founders set out to create a company that would bridge the gap between cloud services providers and companies who seek to move to the cloud.

Our business primarily comprises (i) digital transformation consulting services consisting primarily of cloud suitability assessment, real-time resource management and strategic planning and advisory, (ii) professional IT services comprising a wide range of capabilities designed to facilitate seamless cloud integration and digital transformation, (iii) AI-powered proactive cloud managed services covering all aspects of day-to-day cloud maintenance and support, and (iv) IT infrastructure solutions covering on-premise private cloud setups and public cloud integrations including infrastructure applications such as our Sereno Cloud App360 AI and Data Science Platform (the “AI & Data Science Platform”), which consists of several core components.

Since our inception, we have focused on innovation in our cloud solutions and the application of emerging technologies such as cloud technology and AI. Our efforts are backed by our team of experts, deep understanding of evolving IT needs, high operational flexibility, and flat, efficient organization structure. Together, these features enable fast solution development, launch and iteration, and a series of customer-oriented cloud solutions and go-to-market strategies. Thus, we are able to rapidly expand even with a limited operating history.

We primarily operate our business in the Asia-Pacific region with a strong presence in Hong Kong and Singapore. Throughout our over nine years of operating history, we have proactively sought opportunities for growth in our cloud solutions business and by accumulating our project experience and building customer relationships and reputation in Hong Kong. Currently, we have expanded our geographical presence to other regions in Asia-Pacific including Singapore, the Philippines, Taiwan, Indonesia and Australia since 2019.

Throughout our more than nine years of operation, we have proactively sought growth opportunities in our cloud solutions business, where we have accumulated extensive project experience and built solid customer relationships and reputation in Hong Kong. Since 2019, we have been expanded our geographical presence to other regions in Asia-Pacific, and now have operations in Hong Kong, Singapore, the Philippines, Taiwan, Indonesia and Australia. In particular, we have a significant presence in Hong Kong and Singapore.

We had served over 150 clients and 500 tenants in each of 2022 and 2023. Our clients are primarily divided into two categories, namely IT partner clients and end-user clients. Our partner clients primarily include system integration solutions providers, telecommunication companies and wholesalers, who typically procure our cloud solutions to provide services to end users, while our end-user clients primarily include government, public utility companies, non-governmental organizations, small and medium-sized enterprises, large multinational corporations and local enterprises in industries such as financial services, logistics and education. Tenant refers to our clients’ dedicated and isolated space within the cloud environment where their users, data, and resources are stored independently from others, which we help to manage and optimize. We believe that our diverse and extensive customer base provides us with a stable business and diversified sources of revenue.

Going forward, we plan to capture the extensive potential of the cloud computing market in the Asia-Pacific region through our enriching cloud solutions and expanding cloud infrastructure.

Our Market Opportunities

The global cloud computing market is experiencing unprecedented growth, driven by the increasing demand for flexible, scalable, and cost-effective cloud solutions. According to a research report titled “Cloud Computing Market by Service Model (IaaS, PaaS, SaaS), Deployment Model(Public Cloud, Private Cloud, Hybrid Cloud), Organization Size, Vertical (BFSI, Telecommunications, Manufacturing, Retail & Consumer Goods) and Region - Global Forecast to 2028” published by MarketsandMarkets in December 2023, the size of the global cloud computing market is expected to grow at a compound annual growth rate (“CAGR”) of 15.1% from $626.4 billion in 2023 to $1,266.4 billion in 2028; while according to a research report titled “Asia Pacific Cloud Computing Market Forecast to 2028” published by Technology, Media and Telecommunications in September 2022, the size of the Asia-Pacific cloud computing market is expected to grow at a CAGR of 25.6% from $94.4 billion in 2022 to $370.9 billion in 2028. We believe we enjoy a vast market opportunity, particularly within the commercial segment, where there is a growing need for digital transformation and cloud adoption.

Specifically, according to Gartner’s market research report titled “Market Share Analysis: Infrastructure as a Service, Worldwide, 2023” published in June 2024, the global infrastructure as a service (“IaaS”) market grew at a year-over-year (“YoY”) rate of 16.2% from $120 billion in 2022 to US$140 billion in 2023, and it estimates that Asia-Pacific will represent the most active market. Furthermore, the report titled “Asia/Pacific (Excluding Japan) Whole Cloud Services Forecast, 2024—2027” published by International Data Corporation (“IDC”) in March 2024 stated that Asia-Pacific is experiencing a double-headed IT spending boom, with public cloud services and software investments skyrocketing. According to IDC, cloud spending is forecasted to reach US$329.1 billion by 2027; while cloud spending in Asia-Pacific grew at a YoY rate of 10% in 2023, and is expected to further grow at a YoY rate of 23.4% to reach US$200 billion in 2024 as cloud-related spending continues to accelerate. In particular, according to a research report titled “Forecast: Public Cloud Services, Worldwide, 2022-2028, 1Q24 Update” published by Gartner in March 2024, end-user spending on public cloud services is forecasted to grow at a YoY rate of 20.4% from US$561 billion in 2023 to US$675.4 billion in 2024, driven by generative AI (“GenAI”) and application modernization.

Moreover, according to a research report titled “Cloud Managed Services Market by Service Type (Managed Business, Managed Network, Managed Security, Managed Infrastructure, Managed Mobility), Organization Size, Vertical (BFSI, Telecom, Retail & Consumer Goods, IT) and Region - Global Forecast to 2027” published by MarketsandMarkets in October 2022, the size of the global cloud managed services market is expected to grow at a CAGR of 10.6% from US$99.0 billion in 2022 to US$164.0 billion by 2027. Such report also stated that the growing demand for cloud managed services among enterprises and inadequate cloud expertise among IT professionals are likely to drive the demand for cloud managed services.

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This rapid growth presents a significant opportunity for us, particularly in the Asia-Pacific region, where cloud adoption rates are increasing at an even faster pace. The commercial segment, which is our primary focus, represents a substantial portion of this market and is expected to grow at an even higher CAGR due to their increasing need for digital transformation and cloud-based solutions. We believe that we are well-positioned to capture a slice of the fast-growing cloud computing market opportunity in the Asia-Pacific with our expertise and solution in digital transformation and cloud adoption.

Our Competitive Strengths

We believe that the following competitive strengths have contributed to our success and differentiated us from our competitors:

●	dual capabilities in cloud services and IT services;

●	strong geographic presence and local expertise in Asia-Pacific;

●	established partnerships with major cloud and technology service providers;

●	diverse and extensive customer base; and

agility and responsiveness to market and technology changes.

Our Growth Strategies

We intend to develop our business and strengthen brand loyalty by implementing the following strategies:

●	expand our footprints in the Asia-Pacific region and globally;

●	growth through strategic acquisitions;

●	enhance our service capabilities and expand our service offerings;

●	maintain strong relationships with existing partners and establish new collaborations; and

invest in and continue to adopt cutting-edge cloud technology and AI.

Risk Factors

We believe some of the major risks and uncertainties that may materially and adversely affect us include the following:

●	Our revenues, operating income and cash flows are likely to fluctuate;
●	If we are not successful in expanding our service offerings, we may not achieve our financial goals and our results of operations may be adversely affected;
●	We have a substantial customer concentration, with a limited number of customers accounting for a substantial portion of our revenues;
●	We depend on a small number of key suppliers for continued provision of our services;
●	We are exposed to the credit risks of our customers;
●	Inadequate or inaccurate external and internal information, including budget and planning data, could lead to inaccurate financial forecasts and inappropriate financial decisions;
●	We may fail to innovate or create new solutions which align with changing market and customer demand;
●	Our business may face risks of clients’ default on payment; and
●	We may not manage our growth effectively, and our profitability may suffer.

In addition, we face risks and uncertainties related to our compliance with applicable regulations and policies in our principal markets and operations. See “Risk Factors” and other information included in this prospectus for a detailed discussion of the above and other challenges and risks.

Corporate History and Structure

Corporate Information

Our principal executive offices are located at Unit 03, 23/F, Aitken Vanson Centre, No. 61 Hoi Yuen Road, Kwun Tong Kowloon, Hong Kong. Our telephone number at this address is +852 3461 3788. Our registered office in the Cayman Islands is located at Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, PO Box 10240, Grand Cayman, KY1-1002, Cayman Islands. Our agent for service of process in the United States is [           ], located at [           ].

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Investors should contact us for any inquiries through the address and telephone number of our principal executive offices. Our corporate website is https://www.serenoclouds.com. The information contained on our website is not a part of this prospectus.

Corporate Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries, as of the date of this prospectus:

Permission Required from the PRC Authorities for this Offering

Recent statements by the PRC government have indicated an intent to exert more exert oversight and control over offerings that are conducted overseas and/or foreign investments in China based issuers. On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities markets and promote the high-quality development of the capital markets, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

On December 24, 2021, the CSRC released the Draft Administrative Provisions and the Draft Filing Measures, both of which had a comment period that expired on January 23, 2022. The Draft Administrative Provisions and Draft Filing Measures regulate the administrative system, record-filing management, and other related rules in respect of the direct or indirect overseas issuance of listed and traded securities by “domestic enterprises”. The Draft Administrative Provisions specify that the CSRC has regulatory authority over the “overseas securities offering and listing by domestic enterprises”, and requires “domestic enterprises” to complete filing procedures with the CSRC if they wish to list overseas. On February 17, 2023, the CSRC released the Trial Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, which came into effect on March 31, 2023. According to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedures and report relevant information to the CSRC; any failure to comply with such filling procedures may result in administrative penalties, such as an order to rectify, warnings, and fines. On April 2, 2022, the CSRC published the Draft Archives Rules, for public comment. These rules state that in the overseas listing activities of domestic companies, domestic companies, as well as securities companies and securities service institutions providing relevant securities services thereof, should establish a sound system of confidentiality and archival work, shall not disclose state secrets, or harm the state and public interests.

Under the Trial Measures and the Guidance Rules and Notice, Chinese domestic companies conducting overseas securities offering and listing activities, either in direct or indirect form, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following their submission of initial public offerings or listing application. The companies that have already been listed on overseas stock exchanges or have obtained the approval from overseas supervision administrations or stock exchanges for its offering and listing and will complete their overseas offering and listing prior to September 30, 2023 are not required to make immediate filings for its listing, yet need to make filings for subsequent offerings in accordance with the Trial Measures. Companies that have already submitted an application for an initial public offering to overseas supervision administrations prior to the effective date of the Trial Measures but have not yet obtained the approval from overseas supervision administrations or stock exchanges for the offering and listing, shall arrange for the filing within a reasonable time period and shall complete the filing procedure before such companies’ overseas issuance and listing.

In addition, if the CSRC, the CAC or other regulatory PRC agencies later promulgate new rules requiring that we obtain their approvals for this offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any action taken by the PRC government could significantly limit or completely hinder our operations in the PRC and our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

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Furthermore, on July 10, 2021, the CAC issued a revised draft of the Measures for Cybersecurity Review for public comment, which required that, among others, in addition to any “operator of critical information infrastructure”, any “data processor” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities. On December 28, 2021, the CAC, the National Development and Reform Commission (“NDRC”), and several other administrations jointly issued the revised Measures for Cybersecurity Review, which became effective and replaced the existing Measures for Cybersecurity Review on February 15, 2022. According to the Revised Review Measures, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Based on a set of Q&A published on the official website of the State Cipher Code Administration in connection with the issuance of the Revised Review Measures, an official of the said administration indicated that an online platform operator should apply for a cybersecurity review prior to the submission of its listing application with non-PRC securities regulators. Moreover, the CAC released the draft of the Regulations on Network Data Security Management in November 2021 for public consultation, which among other things, stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the municipal cybersecurity department before January 31 of the following year. Given the recency of the issuance of the Revised Review Measures and their pending effectiveness, there is a general lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation. It remains unclear whether a Hong Kong company which collects personal information from PRC individuals shall be subject to the Revised Review Measures. We do not currently expect the Revised Review Measures to have an impact on our business, our operations or this offering as we do not believe that SCS would be deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, that would be required to file for cybersecurity review before listing in the U.S. If the Revised Review Measures are adopted into law in the future and if SCS is deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, our operation and the listing of our Ordinary Shares in the U.S. could be subject to CAC’s cybersecurity review.

As of the date of this prospectus, on the basis that (i) the Company does not, directly or indirectly, own or control any entity or subsidiary in mainland China, nor is it controlled by any mainland Chinese company or individual directly or indirectly; (ii) the Company and its subsidiaries do not have any business operations in mainland China; (iii) the Company currently does not have or intend to set up any subsidiary or enter into any contractual arrangements to establish a VIE structure with any entity in mainland China; (iv) none of the clients and suppliers of the Company and its subsidiaries are located in mainland China and, (v) the Company and its subsidiaries possess personal information of less than 1 million individuals in the PRC and do not possess any core data or important data of the PRC, or any information which affects or may affect national security of the PRC, we are not required to obtain approvals from the PRC authorities to operate our business or list on the U.S. exchanges and offer securities; specifically, we are currently not required to obtain any permission or approval from the CSRC, the CAC or any other PRC governmental authority to operate our business or to list our securities on a U.S. securities exchange or issue securities to foreign investors. The laws and regulations of mainland China do not currently have any material impact on our business, financial condition or results of operations and we are currently not subject to the PRC government’s direct influence or discretion over the manner in which we conduct our business activities outside of mainland China.

As of the date of this prospectus, Hong Kong does not have similar regulations as of the PRC to extend oversight and control over offerings that are conducted overseas. Hong Kong does not have similar regulation as of the Trial Measures and the Guidance Rules and Notice, and Measures for Cybersecurity Review of the PRC.

However, in the event that (i) the PRC government expands the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC or if applicable laws, regulations or interpretations change and we are required to obtain such permissions or approvals, (ii) we inadvertently conclude that relevant permissions or approvals were not required or (iii) we did not receive or maintain relevant permissions or approvals required, any action taken by the PRC government could significantly limit or completely hinder our operations in Hong Kong and our ability to offer or continue to offer securities to investors and could cause the value of our securities to significantly decline or be worthless. See “Risk Factors - Risks Related to Our Corporate Structure” beginning on page 24 and “Risk Factors — Risks Related to Doing Business in Hong Kong” beginning on page 27 of this prospectus for more information.

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Transfers of Cash to and from Our Subsidiaries

CCCI is permitted under the laws of Cayman Islands to provide funding to our subsidiary in Hong Kong through loans or capital contributions without restrictions on the amount of the funds. There are no restrictions or limitation on CCCI’s ability to distribute earnings from its businesses, including subsidiaries, to the U.S. investors. Our equity structure is a direct holding structure, that is, the overseas entity to be listed in the U.S., CCCI, directly controls Vigorous Elite Holdings Limited, a holding company incorporated in the British Virgin Islands (“BVI”), which holds 100% of shares of SCS, our Hong Kong operating entity. Cash is transferred through our organization in the following manner: (i) funds may be transferred from CCCI, the holding company incorporated in the Cayman Islands to SCS through Vigorous Elite Holdings Limited in the form of capital contributions or shareholder loans, as the case may be; and (ii) dividends or other distributions may be paid by SCS to CCCI through Vigorous Elite Holdings Limited. SCS is permitted under the laws of Hong Kong to provide funding to CCCI through dividend distribution without restrictions on the amount of the funds or restrictions on foreign exchange. If CCCI intends to distribute dividends to its shareholders, it will depend on payment of dividends from SCS to Vigorous Elite Holdings Limited in accordance with the laws and regulations of Hong Kong, and Vigorous Elite Holdings Limited will transfer the dividends to CCCI, and the dividends will be distributed by the CCCI to all shareholders respectively in proportion to the shares they hold, regardless of whether the shareholders are U.S. investors or investors in other countries or regions. If SCS incurs debt on its own in the future, the instruments governing such debt may restrict SCS’s ability to pay dividends, make distribution or transfer funds to CCCI. On December 31, 2023, SCS declared a dividend of HKD17.5 million (US$2.2 million) to its individual shareholders before the reorganization, of which HKD8.5 million (US$1.1 million) and HKD14.0 million (US$1.8 million) were paid as of December 31, 2023 and June 30, 2024, respectively. However, SCS has not declared any dividend to CCCI through Vigorous Elite, and CCCI has not declared any dividend to its shareholders, after the reorganization and up to the date of this prospectus. As of the date of this prospectus, we do not have any U.S. investors, so no dividends or distributions have been made to any U.S. investors. Both CCCI and SCS currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

Within our direct holding structure, the cross-border transfer of funds within our corporate group is legal and compliant with the laws and regulations of the Cayman Islands, the BVI and Hong Kong. In the future, cash proceeds from overseas financing activities, including this offering, can be directly transferred to Vigorous Elite Holdings Limited, and then transferred to subordinate operating entity SCS via capital contribution or shareholder loans, as the case may be.

In the reporting periods presented in this prospectus, no cash and other asset transfers have occurred among the CCCI and its subsidiaries.

Currently, substantially all of our operations are in Hong Kong. We do not have or intend to set up any subsidiary or enter into any contractual arrangements to establish a VIE structure with any entity in mainland China. Since Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, providing Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. The laws and regulations of mainland China do not currently have any material impact on transfer of cash from CCCI to SCS or from SCS to CCCI and the investors in the U.S.

Subject to the Cayman Islands Companies Act and our amended and restated memorandum and articles of association, our board of directors may authorize and declare a dividend to shareholders out of profits or share premium at such time and of such an amount as they think fit if they are satisfied that immediately following the dividend the value of our assets will exceed our liabilities and we will be able to pay our debts as they become due. There is no further Cayman Islands statutory restriction on the amount of funds which may be distributed by us by dividend.

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CCCI has not declared any dividend to its shareholders after the reorganization and up to the date of this prospectus. If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our Hong Kong subsidiary SCS. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us.

There are no restrictions or limitation under the laws of Hong Kong imposed on the conversion of HKD into foreign currencies and the remittance of currencies out of Hong Kong.

See “Dividend Policy” and “Risk Factors – Risks Related to Our Corporate Structure – We may rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.”

Implications of Being an Emerging Growth Company

As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards.

We will remain an emerging growth company until the earliest of  (a) the last day of the fiscal year during which we have total annual gross revenue of at least US$1.235 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which would occur if the market value of the Ordinary Shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Implications of Being a Controlled Company

Upon completion of this offering, Rainbow Sun Enterprises Limited will have [     ]% of the total voting power of our then outstanding Ordinary Shares, assuming the underwriters do not exercise their over-allotment option, or [      ]% of the total voting power of our then outstanding Ordinary Shares if the underwriters exercise their over-allotment option in full. As a result, we will expect to be a “controlled company” within the meaning of NYSE American Company Guide. For so long as we remain a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements, including:

●	the requirement that our director nominees be selected or recommended solely by independent directors; and

●	the requirement that we have a nomination committee and a compensation committee that are composed entirely of independent directors with a written charter addressing the purposes and responsibilities of the committees.

If we rely on these exemptions, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. Although we currently do not intend to rely on the “controlled company” exemptions under NYSE American Company Guide even if we are deemed a controlled company, we could elect to rely on these exemptions in the future, and if so, you would not have the same protection afforded to shareholders of companies that are subject to all of the corporate governance requirements of NYSE American.

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Implications of Being a Foreign Private Issuer

Upon completion of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

Both foreign private issuers and emerging growth companies are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company but remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of companies that are neither emerging growth companies nor foreign private issuers.

In addition, as a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the corporate governance requirements of NYSE American. For example, if we elect to adopt home country practice, a majority of the Directors is not required to be independent directors, and neither our compensation committee nor our nomination committee is required to be comprised entirely of independent directors. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance requirements of NYSE American.

Conventions Which Apply to This Prospectus

Unless we indicate otherwise, all information in this prospectus reflects no exercise by the underwriter of its option to purchase up to [       ] additional Ordinary Shares from us.

Except where the context otherwise requires:

●	“AI” refers to artificial intelligence, the technology that enables computers and machines to simulate human learning, comprehension, problem solving, decision making, creativity and autonomy;

●	“China” or the “PRC” refers to the People’s Republic of China, including Hong Kong and Macau. For reference to specific laws and regulations adopted by the PRC, the definition of “China” or the “PRC” refers to mainland China, excluding Hong Kong and Macau;

●	“CCCI” or the “Company” refers to ChowChow Cloud International Holdings Limited, a Cayman Islands exempted company;

●	“CCCI Group,” “we,” “us,” “our company” and “our” refer to CCCI and its consolidated subsidiaries;

●	“cloud computing” refers to the on-demand access of computing resources, such as physical servers or virtual servers, data storage, networking capabilities, application development tools, software, AI-powered analytic tools, over the Internet with pay-as-you-go pricing;

●	“cloud managed services” refers to the complete or partial management and control of a client’s cloud resources;

●	“cloud solutions” refers to a service that provides various computing resources, such as storage, applications, and processing power, over the Internet;

●	“HK$” or “HKD” refer to Hong Kong dollar(s), the legal currency of Hong Kong;

●	“Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China;

●	“Hybrid cloud” refers to a combination of public and private clouds connected to each other by technology that allows data and applications to be shared between them;

●	“Infrastructure as a service” or “IaaS” refers to the type of cloud computing service that offers essential compute, storage, and networking resources on demand, on a pay-as-you-go basis;

●	“IT” refers to information technology;

●	“Ordinary Shares” refer to our ordinary shares, par value US$0.0001 per share;

●	“Private cloud” refers to clouds owned and operated by third-party cloud service providers, which deliver computing resources such as servers and storage over the Internet to many different companies;

●	“Public cloud” refers to cloud computing resources used exclusively by a single business or organization;

●	“R&D” refers to research and development;

●	“SCS” refers to Sereno Cloud Solution HK Limited, a Hong Kong company; and

●	“US$,” “U.S. dollars,” “$” and “dollars” refer to United States dollar(s), the legal currency of the United States.

We do not have any material operations of our own and we are a holding company with operations conducted in Hong Kong through our Hong Kong subsidiary SCS, using Hong Kong dollars, the currency of Hong Kong. ChowChow Cloud International Holdings Limited’s reporting currency is Hong Kong dollars. This prospectus contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. All translations of Hong Kong dollars are calculated at the rate of US$1.00=HKD7.8. No representation is made that the HKD amounts could have been, or could be, converted, realized or settled into US$ at such rate, or at any other rate.

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The Offering

The following assumes that the underwriter will not exercise its option to purchase additional Ordinary Shares in the offering, unless otherwise indicated.

Offering Price	We expect that the initial public offering price will be between US$[ ] and US$[ ] per Ordinary Share.

Ordinary Shares Offered by Us	[ ] Ordinary Shares (or [ ] Ordinary Shares if the underwriter exercises its option to purchase additional Ordinary Shares in full).

Ordinary Shares Outstanding Immediately Before This Offering	32,500,000 Ordinary Shares.

Ordinary Shares Outstanding Immediately After This Offering	[ ] Ordinary Shares (or [ ] Ordinary Shares if the underwriter exercises its option to purchase additional Ordinary Shares in full).

NYSE American symbol	[ ]

Option to Purchase Additional Ordinary Shares	We have granted to the underwriter an option, exercisable within 45 days from the date of this prospectus, to purchase up to# [ ] additional Ordinary Shares.

Use of Proceeds

We estimate that we will receive net proceeds from this offering of approximately US$[    ] million (or US$[     ] million if the underwriter exercises its option to purchase additional Ordinary Shares in full), after deducting the underwriting discounts, commissions and estimated offering expenses payable by us and assuming an initial public offering price of US$[      ] per Ordinary Share, being the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus. See “Use of Proceeds” for additional information.

Lock-up	We, each of our directors, officers and shareholders of 5% or more of our total outstanding Ordinary Shares have agreed with the underwriter, subject to certain exceptions, not to sell, transfer or otherwise dispose of any Ordinary Shares or similar securities or any securities convertible into or exchangeable or exercisable for our Ordinary Shares for a period of 6 months from the effective date of the Registration Statement. See “Underwriting” for more information.

Risk Factors	See “Risk Factors” and other information included in this prospectus for a discussion of risks you should carefully consider before investing in the Ordinary Shares.

Transfer Agent	[ ]

Payment and settlement	The underwriter expects to deliver the Ordinary Shares against payment therefor through the facilities of [ ] on or about [ ], 2024.

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Summary Consolidated Financial Data

The following summary presents consolidated balance sheet data as of December 31, 2022 and December 31, 2023 and summary consolidated statements of operations data for the years ended December 31, 2022 and 2023 which have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. You should read this “Summary Consolidated Financial Data” section together with our consolidated financial statements and the related notes and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section included elsewhere in this prospectus.

	As of December 31,
	2022	2023
	HK$	HK$	US$ (Note 2(e))
Consolidated Balance Sheets Data
Current assets	34,173,151	39,198,538	5,025,454
Non-current assets	1,518,879	2,446,376	313,638
Total assets	35,692,030	41,644,914	5,339,092

Current liabilities	28,221,707	39,188,664	5,024,188
Non-current liabilities	75,123	454,597	58,282
Total liabilities	28,296,830	39,643,261	5,082,470

	For the Years Ended December 31,
	2022	2023
	HK$	HK$	US$ Note 2(e))
Consolidated Statements of Operations Data
Revenues	107,628,218	141,372,358	18,124,661
Cost of revenues	(97,227,521)	(121,462,858)	(15,572,161)
Gross profit	10,400,697	19,909,500	2,552,500

Operating expenses:
Selling and marketing expenses	(365,540)	(1,024,598)	(131,359)
General and administrative expenses	(4,876,608)	(4,989,693)	(639,704)
Total operating expenses	(5,242,148)	(6,014,291)	(771,063)

Operating income	5,158,549	13,895,209	1,781,437

Interest income, net	2,600	13,838	1,774
Other income, net	438,168	358,441	45,954
Income before taxes	5,599,317	14,267,488	1,829,165
Income tax expenses	(708,597)	(2,161,815)	(277,156)
Net income	4,890,720	12,105,673	1,552,009

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RISK FACTORS

An investment in our Ordinary Shares involves a high degree of risk. Before deciding whether to invest in our Ordinary Shares, you should consider carefully the risks described below, together with all of the other information set forth in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and our consolidated financial statements and related notes. If any of these risks actually occurs, our business, financial condition, results of operations or cash flow could be materially and adversely affected, which could cause the trading price of our Ordinary Shares to decline, resulting in a loss of all or part of your investment. The risks described below are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business. You should only consider investing in our Ordinary Shares if you can bear the risk of loss of your entire investment.

Risks Related to Our Business

Our revenues, operating income and cash flows are likely to fluctuate.

We experience fluctuations in our revenues and cost structure and the resulting operating income and cash flows and expect that this will continue to occur in the future. We may experience fluctuations in our annual and quarterly financial results, including revenues, operating income and earnings per share, for reasons that may include: (i) the types and complexity, number, size, timing and duration of client engagements; (ii) the timing of revenue recognition under U.S. GAAP; (iii) the geographic locations of our clients or the locations where services are rendered; (iv) billing rates and fee arrangements, including the opportunity and ability to successfully reach milestones and complete, and collect success fees and other outcome-contingent or performance-based fees; (v) the length of billing and collection cycles and changes in amounts that may become uncollectible; (vi) changes in the frequency and complexity of government regulatory and enforcement activities; (vii) business and asset acquisitions; (viii) fluctuations in the exchange rates of various currencies against the U.S. dollar; (ix) fee adjustments upon the renewal of expired service contracts or acceptance of new clients due to the adjusted scope per our refined business strategy; and (x) economic factors beyond our control.

The results of different segments and practices may be affected differently by the above factors. The positive effects of certain events or factors on certain segments and practices may not be sufficient to overcome the negative effects of those same events or factors on other parts of our business. In addition, our mix of practice offerings adds complexity to the task of predicting revenues and results of operations and managing our staffing levels and expenditures across changing business cycles and economic environments.

Our results are subject to seasonal and other similar factors. While we assess our annual guidance at the end of each quarter and update such guidance when we think it is appropriate, unanticipated future volatility can cause actual results to vary significantly from our guidance, even where that guidance reflects a range of possible results and has been updated to take account of partial-year results.

If we are not successful in expanding our service offerings, we may not achieve our financial goals and our results of operations may be adversely affected.

We have been expanding, and plan to continue to expand, the nature and scope of our solution and service offerings. The success of our expanded solution and service offerings depends, in part, upon demand for such solutions and services by new and existing clients and our ability to meet their demand in a cost-effective manner. We may face a number of challenges in expanding our solution and service offerings, including:

●	acquiring or developing the necessary expertise;

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●	maintaining high-quality control and process execution standards;

●	maintaining productivity levels and implementing necessary process improvements;

●	controlling costs and expenses; and

●	successfully attracting existing and new clients for new solutions and services we develop.

A failure by us to effectively manage the growth of our solution and service portfolio could damage our reputation, cause us to lose business and adversely affect our results of operations. In the event that we are unable to successfully grow our service portfolio, we could lose our competitive edge in providing our existing colocation and managed services, since significant time and resources that are devoted to such growth could have been utilised instead to improve and expand our existing solutions and services.

We have a substantial customer concentration, with a limited number of customers accounting for a substantial portion of our revenues.

We derive a significant portion of our revenues from a few major customers. In the fiscal year ended December 31, 2023, our top three customers accounted for approximately 62.2% of our total revenue. Specifically, Company M, Company S, and Company A, our top three customers in the fiscal year ended December 31, 2023, contributed approximately 32.8%, 17.9% and 11.5% of our total revenue, respectively.

Inherent risks exist whenever a large percentage of total revenues are concentrated with a limited number of customers. It is not possible for us to predict the future level of demand for our solutions and services that will be generated by these customers or the future demand for our solutions and services by these customers in the marketplace. If any of these customers experience declining or delayed sales due to market, economic or competitive conditions, we could be pressured to reduce our prices or they could decrease the purchase quantity of our solutions and services, which could have an adverse effect on our margins and financial position, and could negatively affect our revenues and results of operations. If any of our largest customers terminates the purchase of our solutions and services, such termination would materially negatively affect our revenues, results of operations and financial condition.

Many of our customers have entered into short-term contracts, with terms of one year or less, which do not provide for automatic renewal and require the customer to opt-in to extend the term. Our customers have no obligation to renew, upgrade, or expand their agreements with us after the terms of their existing agreements have expired. If one or more of our customers terminate their contracts with us, whether for convenience, for default in the event of a breach by us, or for other reasons specified in our contracts, as applicable; if our customers elect not to renew their contracts with us; or if our customers renew their contractual arrangements with us for shorter contract lengths or for a reduced scope; our business and results of operations could be adversely affected. This adverse impact would be even more pronounced for customers that represent a material portion of our revenue or business operations.

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We depend on a small number of key suppliers for continued provision of our services.

Our purchases are concentrated among a small number of suppliers. In the fiscal years ended December 31, 2022 and 2023, our top five suppliers accounted for approximately 86.1% and 90.9% of our total purchases, respectively. In particular, Company T accounted for approximately 27.9% and 35.1% of our total purchases in the fiscal years December 31, 2022 and 2023, respectively; Company I accounted for approximately 34.4% and 34.8% of our total purchases in the fiscal years December 31, 2022 and 2023, respectively; and Company D accounted for approximately 11.4% and 10.1% of our total purchases in the fiscal years ended December 31, 2022 and 2023, respectively. If any of these suppliers were to reduce or cease their business with us, it could have a material adverse impact on our financial condition and results of operations.

We have taken steps to mitigate its supplier concentration risk by planning to diversifying the pool of suppliers and developing long-term relationships with our key suppliers. However, in the foreseeable future, we remain exposed to supplier concentration risk, and any significant changes in the business of our key suppliers could have a material adverse impact on our business.

We are exposed to the credit risks of our customers.

Our financial position and profitability are dependent on our customers’ creditworthiness. Thus, we are exposed to our customers’ credit risks. There is no assurance that we will not encounter doubtful or bad debts in the future. Due to economic conditions in Hong Kong, in particular the risk of monetary and fiscal policies to address inflation, businesses in Hong Kong are generally conserving cash or under increased financial and credit stress. As a result, we could experience slower payments from our customers and borrowers, an increase in accounts receivable aging and/or an increase in bad debts. If we were to experience any unexpected delay or difficulty in collections from our customers or borrowers, our cash flows and financial results would be adversely affected.

We rely on a limited number of vendors. A loss of any of these vendors could significantly negatively affect our business. This reliance on a limited number of vendors increases our risks, since it does not currently have proven reliable alternatives or replacement vendors beyond these key vendors. If we experience a significant increase in demand of our solutions and services, or if we need to replace an existing vendor, we may not be able to supplement service or replace them on acceptable terms, which may undermine our ability to deliver solutions and services to customers in a timely manner. Identifying and approving suitable vendors could be an extensive process that requires us to become satisfied with their quality control, technical capabilities, responsiveness and service, financial stability, regulatory compliance, and labour and other ethical practices. Accordingly, a loss of any significant vendor would have an adverse effect on our business, financial condition and results of operations. In addition, our vendors may face supply chain risks and constraints of their own, which may impact the availability and pricing of our solutions and services as well as our gross margins.

Inadequate or inaccurate external and internal information, including budget and planning data, could lead to inaccurate financial forecasts and inappropriate financial decisions.

Our financial forecasts are dependent on estimates and assumptions regarding budget and planning data, market growth, foreign exchange rates and our ability to generate sufficient cash flow to reinvest in the business, fund internal growth, and meet our debt obligations. Our financial projections are based on historical experience and on various other assumptions that our management believes to be reasonable under the circumstances and at the time they are made. However, if our external and internal information is inadequate, our actual results may differ materially from our forecasts and cause us to make inappropriate financial decisions. Any material variation between our financial forecasts and our actual results may also adversely affect our future profitability, stock price and stockholder confidence.

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We may fail to innovate or create new solutions which align with changing market and customer demand.

As a provider of integrated solutions, primarily consisting of digital transformation consulting services, professional IT services, AI-powered proactive cloud managed services and IT infrastructure solutions, we expect to encounter some of the challenges, risks, difficulties, and uncertainties frequently encountered by companies providing such solutions and services in rapidly evolving markets. Some of these challenges include our ability to increase the total number of users of our services or adapt to meet changes in our markets and competitive developments. Our personnel must continually stay current with vendor and marketplace technology advancements, create solutions which may integrate evolving vendor products and services as well as solutions and services we provide, to meet changing marketplace and customer demand. Our failure to innovate and provide value to our customers may erode our competitive position and market share and may lead to a decrease in revenue and financial performance.

In all of our markets, some of our competitors have greater financial, technical, marketing, and other resources than we do. In addition, some of these competitors may be able to respond more quickly to new or changing opportunities, technologies, and customer requirements. Many current and potential competitors engage in more extensive promotional marketing and advertising activities, offer more attractive terms to customers, and adopt more aggressive pricing and credit policies than we do. We may not be successful in achieving revenue growth, which may have a material adverse effect on our future operating results as a whole.

Our business may face risks of clients’ default on payment.

Some of our clients may be exposed to potential financial distress, facing complex challenges, being involved in litigation or regulatory proceedings, or facing foreclosure of collateral or liquidation of assets. The aforementioned situations may become increasingly prevalent among our existing and potential clients in light of the current uncertain micro-economic conditions and/or potential economic slowdowns or recessions. Such clients may not have sufficient funds to continue operations or to pay for our services. We do not usually enter into written business contracts with clients before we begin performing services. In the cases where the clients do not make upfront payment to our invoices, we face a risk of potential default on payment by our clients.

We may not manage our growth effectively, and our profitability may suffer.

We experience fluctuations in growth of our different segments, practices or services, including periods of rapid or declining growth. Periods of rapid expansion may strain our management team or human resources and information systems. To manage growth successfully, we may need to add qualified managers and employees and periodically update our operating, financial and other systems, as well as our internal procedures and controls. We also must effectively motivate, train and manage a larger professional staff. If we fail to add or retain qualified managers, employees and contractors when needed, estimate costs, or manage our growth effectively, our business, financial results and financial condition may suffer.

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We cannot assure that we can successfully manage growth and being profitable as we grow. In periods of declining growth, underutilized employees and contractors may result in expenses and costs being a greater percentage of revenues. In such situations, we will have to weigh the benefits of decreasing our workforce or limiting our service offerings and saving costs against the detriment that we could experience from losing valued professionals and their industry expertise and clients.

Our reputation and brand recognition are crucial to our business. Any harm to our reputation or failure to enhance our brand recognition may materially and adversely affect our business, financial condition and results of operations.

Our reputation and brand recognition, which depends on earning and maintaining the trust and confidence of our current or potential clients, is critical to our business. Our reputation and brand are vulnerable to many threats that can be difficult or impossible to control, and costly or impossible to remediate. Regulatory inquiries or investigations, lawsuits initiated by clients or other third parties, employee misconduct, perceptions of conflicts of interest and rumours, among other things, could substantially damage our reputation, even if they are baseless or satisfactorily addressed. Moreover, any negative media publicity about our industry in general or solution or service quality problems of other firms in the industry, including our competitors, may also negatively impact our reputation and brand. If we are unable to maintain a good reputation or further enhance our brand recognition, our ability to attract and retain clients and key employees could be harmed and, as a result, our business and revenues would be materially and adversely affected.

We may not be able to grow at the historical rate of growth, and if we fail to manage our growth effectively, our business may be materially and adversely affected.

We anticipate significant continuing growth in the foreseeable future. However, we cannot assure you that we will grow at the historical rate of growth. Our rapid growth has placed, and will continue to place, a significant strain on our management, personnel, systems and resources. To accommodate our growth, we will need to implement a variety of new and upgraded operational and systems procedures and controls, including the improvement of our accounting and other internal management systems. We also will need to recruit, train, manage and motivate employees and manage our relationships with an increasing number of clients. Moreover, as we introduce new services or enter into new markets, we may face unfamiliar market and operational risks and challenges which we may fail to successfully address. We may be unable to manage our growth effectively, which could have a material adverse effect on our business.

Our limited operating history may not provide an adequate basis to judge our future prospects and results of operations.

Our limited operating history makes the prediction of future results of operations difficult, and therefore, past results of operations achieved by us should not be taken as indicative of the rate of growth, if any, that can be expected in the future. As a result, you should consider our future prospects in light of the risks and uncertainties experienced by early stage companies in a rapidly evolving and increasingly competitive market in Hong Kong.

We may not be able to obtain or maintain all necessary licenses, permits and approvals and to make all necessary registrations and filings for our activities in multiple jurisdictions and related to residents therein.

We operate in an industry which is subject to regulation and may requires various licenses, permits and approvals in different jurisdictions to conduct our businesses. Our customers include people who live in jurisdictions where we do not have licenses issued by the local regulatory bodies. It is possible that authorities in those jurisdictions may take the position that we are required to obtain licenses or otherwise comply with laws and regulations which we believe are not required or applicable to our business activities. If we fail to comply with the regulatory requirements, we may encounter the risk of being disqualified for our existing businesses or being rejected for renewal of our qualifications upon expiry by the regulatory authorities as well as other penalties, fines or sanctions. In addition, in respect of any new business that we may contemplate, we may not be able to obtain the relevant approvals for developing such new business if we fail to comply with the relevant regulations and regulatory requirements. As a result, we may fail to develop new business as planned, or we may fall behind our competitors in such businesses.

A failure in our information technology, or IT, systems could cause interruptions in our services, undermine the responsiveness of our services, disrupt our business, damage our reputation and cause losses.

Our IT systems support all phases of our operations, including marketing, customer development and the provision of customer support services, and are an essential part of our technology infrastructure. If our systems fail to perform, we could experience disruptions in operations, slower response time or decreased customer satisfaction. We must process, record and monitor a large number of transactions and our operations are highly dependent on the integrity of our technology systems and our ability to make timely enhancements and additions to our systems. System interruptions, errors or downtime can result from a variety of causes, including changes in customer usage patterns, technological failures, changes to our systems, linkages with third-party systems and power failures. Our systems are vulnerable to disruptions from human error, execution errors, errors in models such as those used for risk management and compliance, employee misconduct, unauthorized trading, external fraud, computer viruses, distributed denial of service attacks, computer viruses or cyberattacks, terrorist attacks, natural disaster, power outage, capacity constraints, software flaws, events impacting key business partners and vendors, and similar events.

It could take an extended period of time to restore full functionality to our technology or other operating systems in the event of an unforeseen occurrence, which could affect our ability to process and settle customer transactions. Moreover, instances of fraud or other misconduct might also negatively impact our reputation and customer confidence in us, in addition to any direct losses that might result from such instances. Despite our efforts to identify areas of risk, oversee operational areas involving risks, and implement policies and procedures designed to manage these risks, there can be no assurance that we will not suffer unexpected losses, reputational damage or regulatory actions due to technology or other operational failures or errors, including those of our vendors or other third parties.

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Use of AI in our operations poses inherent risks and could adversely affect our results of operations, reputation and brand.

We have and are continuing to incorporate AI on our platforms for data collection, incident categorization, root cause analysis, and predictive incident management, among others. These are critical to our current business plan and our future business plan. If the output from these services is deemed to be inaccurate or questionable, we may not be able to rely on the use of AI for our Platform. Without the use of AI for our platforms, we will lose a number of the competitive advantages that we believe we have as compared to our competitors, which could lead to a loss in revenue. Such inaccurate or questionable information could also lead to a loss in our reputation and brand, which could further affect our results of operations. We may also be subject to litigation in the event that such inaccurate or questionable causes damage to one of our customers.

Use of AI in our operations may present additional legal, regulatory, and social risks, which could lead to additional costs and impact our business.

Because AI is a developing technology in its nascency, legal frameworks for AI governance are in their infancy quickly developing, and unpredictable. The misuse of AI raises new ethical issues and poses a number of risks that cannot be fully mitigated. Using AI while the technology is still developing may expose us to additional liability, reputational harm, and threats of litigation, particularly if the AI we adopt produces errors, intellectual property infringement or misappropriation, data privacy or cybersecurity issues, or otherwise does not function as intended.

The emergence of AI in recent years has also prompted lawmakers to consider regulation of AI. These regulations may impose certain obligations on organizations, and the costs of monitoring and responding to such regulations, as well as the consequences of non-compliance, could have an adverse effect on our operations or financial condition. For example, the AI regulatory landscape in Hong Kong is still somewhat fragmented. There is currently no overarching legislation regulating the use of AI in Hong Kong. The Hong Kong authorities have relied on existing legislation with sector-specific guidelines from regulators, such as the Hong Kong Monetary Authority and the Securities and Futures Commission of Hong Kong, to address the risks and challenges posed by AI. As AI technology continues to develop, Hong Kong may impose additional rules, regulations and industry standards governing the use of AI in the future.

As of the date of this prospectus, the legislation in the jurisdictions in which we operate does not have a material impact on our operations. However, there can be no assurance that the legislation in the jurisdictions in which we operate will not have a material impact on our operations in the future.

If we fail to prevent security breaches, improper access to or disclosure of our data or user data, or other hacking and attacks, we may lose users, and our business, reputation, financial condition and results of operations may be materially and adversely affected.

Our business involves the storage and transmission of proprietary information and sensitive or confidential data, including personal information of its employees, customers and others. In addition, in connection with our services business, some of our employees may have access to our customers’ confidential data and other information stored on certain data centers.

We have privacy and data security policies in place that are designed to prevent security breaches and we have employed substantial resources to develop our security measures against breaches. However, as newer technologies evolve, and the portfolio of the service providers with which we share confidential information with grows, we could be exposed to increased risk of breaches in security and other illegal or fraudulent acts, including cyberattacks. The evolving nature of such threats, in light of new and sophisticated methods used by criminals and cyberterrorists, including computer viruses, malware, phishing, misrepresentation, social engineering and forgery, is making it increasingly challenging to anticipate and adequately mitigate these risks.

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We are likely in the future to be subject to these types of attacks. If we are unable to avert these attacks and security breaches, we could be subject to significant legal and financial liabilities, our reputation would be harmed and we could sustain substantial revenue loss from lost sales and customer dissatisfaction. We may not have the resources or technical sophistication to anticipate or prevent rapidly evolving types of cyberattacks. Cyber-attacks may target us, our suppliers, customers or other participants, or the internet infrastructure on which we depend. Actual or anticipated attacks and risks may cause us to incur significantly higher costs, including costs to deploy additional personnel and network protection technologies, train employees, and engage third-party experts and consultants. As we do not carry cybersecurity insurance, we will not be able to mitigate such risks to any third party. Cybersecurity breaches would not only harm our reputation and business, but also could materially decrease our revenue and net income.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, copyrights, know-how or other intellectual property rights held by third parties. We may be from time to time in the future subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, copyrights, know-how or other intellectual property rights that are infringed by our solutions, services or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such rights against us in Hong Kong, the United States or other jurisdictions. If any third-party infringement claims are brought against us, we may be forced to divert some resources from our business and operations to defend against these claims, regardless of their merits.

Additionally, the application and interpretation of Hong Kong’s intellectual property rights laws and the procedures and standards for granting trademarks, copyrights, know-how or other intellectual property rights in Hong Kong are still evolving and are uncertain, and we cannot ensure that Hong Kong courts or regulatory authorities would agree with our analysis. If we were found to be in violation of the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. As a result, our business and operating results may be materially and adversely affected.

Compromise of confidential or proprietary information could damage our reputation, harm our businesses and adversely impact our financial results.

Our own confidential and proprietary information and that of our clients could be compromised, whether intentionally or unintentionally, by our employees, consultants or vendors. A compromise of the security of our information technology systems leading to theft or misuse of our own or our clients’ proprietary or confidential information, or the public disclosure or use of such information by others, could result in losses, third-party claims against us and reputational harm, including the loss of clients. The theft or compromise of our or our clients’ information could negatively impact our reputation, financial results and prospects. In addition, if our reputation is damaged due to a data security breach, our ability to attract new engagements and clients may be impaired or we may be subjected to damages or penalties, which could negatively impact our businesses, financial results or financial condition.

Increases in labour costs in Hong Kong may adversely affect our business and results of operations.

The economy in Hong Kong has experienced increases in inflation and labour costs in recent years. As a result, average wages in Hong Kong are expected to continue to increase. In addition, we are required by Hong Kong laws and regulations to maintain various statutory employee benefits, including mandatory provident fund scheme and work-related injury insurance, to provide statutorily required paid sick leave, annual leave and maternity leave, and pay severance payments or long service payments. The relevant government agencies may examine whether an employer has complied with such requirements, and those employers who fail to comply commit a criminal offence and may be subject to fines and/or imprisonment. We expect that our labour costs, including wages and employee benefits, will continue to increase. Unless we are able to control our labour costs or pass on these increased labour costs to our users by increasing the fees of our services, our financial condition and operating results may be adversely affected.

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We do not have any business insurance coverage.

Currently, we do not have any business liability or disruption insurance to cover our operations. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured business disruptions may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

Our principal shareholders have substantial influence over us and their interests may not be aligned with the interests of our other shareholders.

Rainbow Sun Enterprises Limited (“Rainbow Sun”), a holding company incorporated in the BVI, currently owns 75.25% of our outstanding shares, and will own approximately [      ]% of our Ordinary Shares following the offering, assuming the underwriters do not exercise their over-allotment option. Mr. Yee Kar Wing (“Mr. Yee”) is the controlling shareholder and sole director of Rainbow Sun, while Mr. Hui Wai Ming (“Mr. Hui”), the only minority shareholder of Rainbow Sun has entered into a concert party agreement with Mr. Yee, pursuant to which Mr. Hui agrees to act in concert with Mr. Yee in all matters with respect to the Company, Vigorous Elite Holdings Limited and SCS. As such, Mr. Yee will be able to exert significant voting influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. These actions may be taken even if they are opposed by our other shareholders, including those who purchased Ordinary Shares in our initial public offering. Moreover, this concentration of ownership may discourage, delay or prevent a change in control of us, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of us and might reduce the price of our Ordinary Shares.

Changes in capital markets, merger and acquisition activity, legal or regulatory requirements, general economic conditions and monetary or geopolitical disruptions, as well as other factors beyond our control, could reduce demand for our practice offerings or services, in which case our revenues and profitability could decline.

Different factors outside of our control could affect demand for a segment’s practices and our services. These include:

●	fluctuations in U.S. and/or global economies, including economic downturns or recessions and the strength and rate of any general economic recoveries;

●	level of leverage incurred by countries or businesses;

●	merger and acquisition activity;

●	frequency and complexity of significant commercial litigation;

●	overexpansion by businesses causing financial difficulties;

●	business and management crises, including the occurrence of alleged fraudulent or illegal activities and practices;

●	new and complex laws and regulations, repeals of existing laws and regulations or changes of enforcement of laws, rules and regulations, including antitrust/competition reviews of proposed merger and acquisition transactions;

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●	other economic, geographic or political factors; and

●	general business conditions.

We are not able to predict the positive or negative effects that future events or changes to the U.S. or global economies will have on our business or the business of any particular segment. Fluctuations, changes and disruptions in financial, credit, merger and acquisition and other markets, political instability and general business factors could impact various segments’ operations and could affect such operations differently. Changes to factors described above, as well as other events, including by way of example, contractions of regional economies, or the economy of a particular country, trade restrictions, monetary systems, banking, real estate and retail or other industries; debt or credit difficulties or defaults by businesses or countries; new, repeals of or changes to laws and regulations, including changes to the bankruptcy and competition laws of the U.S. or other countries; banking reform; a decline in the implementation or adoption of new laws or regulation, or in government enforcement, litigation or monetary damages or remedies that are sought; or political instability may have adverse effects on one or more of our segments or service, practice or industry offerings.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

We rely heavily on technology, particularly the Internet, to provide high-quality services. However, our technology operations are vulnerable to disruptions arising from human error, natural disasters, power failure, computer viruses, spam attacks, unauthorized access, network disruptions and other similar events. In addition, our results of operations could be adversely affected to the extent that any health epidemic harms the Hong Kong economy in general. A prolonged outbreak of any illnesses or other adverse public health developments in Hong Kong or elsewhere in the world could have a material adverse effect on our business operations. Such outbreaks could severely disrupt our operations and adversely affect our business, financial condition and results of operations. Our headquarter is located in Hong Kong, where our management and employees currently reside. Consequently, if any natural disasters, health epidemics or other public safety concerns were to affect Hong Kong or cause travel restriction in or out of Hong Kong or its surrounding areas, our operation may experience material disruptions, which may materially and adversely affect our business, financial condition and results of operations. On February 24, 2022, the Russian Federation launched an invasion of Ukraine that has had an immediate impact on the global economy resulting in higher energy prices and higher prices for certain raw materials and goods and services which in turn is contributing to higher inflation in the United States and other countries across the globe with significant disruption to financial markets. We do not have any operation or business in Russia or Ukraine, however, we may potentially be indirectly adversely impacted any significant disruption it has caused and may continue to escalate. Any one or more of these events may impede our operation and delivery efforts and adversely affect our sales results, or even for a prolonged period of time, which could materially and adversely affect our business, financial condition, and results of operations.

Failure to comply with laws and regulations applicable to our business could subject us to fines and penalties and could also cause us to lose customers or otherwise harm our business.

Our business is subject to regulation by various governmental agencies in Hong Kong, including agencies responsible for monitoring and enforcing compliance with various legal obligations, such as privacy and data protection-related laws and regulations, intellectual property laws, employment and labour laws, workplace safety, governmental trade laws, import and export controls, anti-corruption and anti-bribery laws, and tax laws and regulations. In certain jurisdictions, these regulatory requirements may be more stringent than in Hong Kong. These laws and regulations impose added costs on our business. Non-compliance with applicable regulations or requirements could subject us to:

●	investigations, enforcement actions, and sanctions;

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●	mandatory changes to our network and solutions;

●	disgorgement of profits, fines, and damages;

●	civil and criminal penalties or injunctions;

●	claims for damages by our customers or channel partners;

●	termination of contracts;

●	failure to obtain, maintain or renew certain licenses, approvals, permits, registrations or filings necessary to conduct our operations; and

●	temporary or permanent debarment from sales to public service organizations.

If any governmental sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, results of operations, and financial condition could be adversely affected. In addition, responding to any action will likely result in a significant diversion of our management’s attention and resources and an increase in professional fees. Enforcement actions and sanctions could materially harm our business, results of operations, and financial condition.

Any reviews by regulatory agencies or legislatures may result in substantial regulatory fines, changes to our business practices, and other penalties, which could negatively affect our business and results of operations. Changes in social, political, and regulatory conditions or in laws and policies governing a wide range of topics may cause us to change our business practices. Further, our expansion into a variety of new fields also could raise a number of new regulatory issues. These factors could negatively affect our business and results of operations in material ways.

Moreover, we are exposed to the risk of misconduct, errors and failure to functions by our management, employees and parties with whom we collaborate, who may from time to time be subject to litigation and regulatory investigations and proceedings or otherwise face potential liability and penalties in relation to noncompliance with applicable laws and regulations, which could harm our reputation and business.

If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter, which could harm our business operations, stock price and reputation and could result in a loss of your investment in our stock, especially if such matter cannot be addressed and resolved favourably.

Recently, U.S. public companies that have substantially all of their operations in China, including Hong Kong, have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centred around financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese Companies has sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on us, our business and our stock price. Although substantially all of our operations are based in Hong Kong, if we become the subject of any unfavourable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend us. This situation will be costly and time consuming and distract our management from our growth.

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If we are unable to accept client engagements due to real or perceived relationship issues, our revenues, growth, client engagements and prospects may be negatively affected.

Our inability to accept engagements from existing or prospective clients, represent multiple clients in connection with the same or competitive engagements, or any requirement that we resign from a client engagement may negatively impact our revenues, growth and financial results. While we follow internal practices to assess real and potential issues in the relationships between and among our clients, engagements, segments, practices and professionals, such concerns cannot always be avoided. For example, we generally will not represent parties adverse to each other in the same matter. We will consider future strategic or opportunistic acquisitions. In those cases, some or all of the following risks could be applicable. Acquisitions may require us to resign from a client engagement because of relationship issues that are not currently identifiable. In addition, businesses that we acquire or employees who join us may not be free to accept engagements they could have accepted prior to our acquisition or hire because of relationship issues.

Claims involving our services could harm our overall professional reputation and our ability to compete and attract business or hire or retain qualified professionals.

Our engagements involve matters that may result in a severe impact on a client’s business, cause the client a substantial monetary loss or prevent the client from pursuing business opportunities. Our ability to attract new clients and generate new and repeat engagements or hire professionals depends upon our ability to maintain a high degree of client satisfaction, as well as our reputation among industry professionals. As a result, any claims against us involving the quality of our services may be more damaging than similar claims against businesses in other industries.

We may incur significant costs and may lose engagements as a result of claims by our clients regarding our services.

Many of our engagements involve complex analysis and the exercise of professional judgment. Therefore, we are subject to the risk of professional and other liabilities. Damages and/or expenses resulting from any successful claim against us, for indemnity or otherwise, in excess of the amount of insurance coverage will be borne directly by us and could harm our profitability and financial resources. Any claim by a client or third party against us could expose us to reputational issues that adversely affect our ability to attract new or maintain existing engagements or clients or qualified professionals or other employees, consultants or contractors.

We may not have, or may choose not to pursue, legal remedies against clients that terminate their engagements.

The engagement letters that we typically have with clients do not obligate them to continue to use our services and permit them to terminate the engagement without penalty at any time. Even if the termination of an ongoing engagement by a client could constitute a breach of the client’s engagement agreement, we may decide that preserving the overall client relationship is more important than seeking damages for the breach and, for that or other reasons, decide not to pursue any legal remedies against a client, even though such remedies may be available to us. We make the determination whether to pursue any legal actions against a client on a case-by-case basis.

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If we fail to compete effectively, we may miss new business opportunities or lose existing clients, and our revenues and profitability may decline.

The market for some of our services is highly competitive. We face competition in several areas, including price, quality of services, breadth and flexibility of services, capacity and customer relationships. Our competitors include large organizations, such as the global IT consulting and software companies, which offer niche services that are the same or similar to services or solutions offered by one or more of our segments; and small firms and independent contractors that focus on specialized services. Some of our competitors have significantly more financial resources, a larger national or international presence, larger professional staffs and greater brand recognition than we do. Some have lower overhead and other costs and can compete through lower cost-service offerings. We also expect increased competition as new entrants enter into this expanding market with new services at lower prices or with improved technical know-how. In the event that our competitors offer less expensive alternatives to our services, or engage in aggressive pricing in order to increase their market share, we could lose our potential and existing customers to our competitors, and our business, financial condition and results of operations could be adversely affected.

Risks Related to Our People

Our failure to recruit and retain qualified professionals could negatively affect our financial results and our ability to staff client engagements, maintain relationships with clients and drive future growth.

We deliver sophisticated professional services to our clients. Our success is dependent, in large part, on our ability to keep our supply of skills and resources in balance with client demand around the world. To attract and retain clients, we need to demonstrate professional acumen and build trust and strong relationships. Our professionals have highly specialized skills. They also develop strong bonds with the clients they serve. Our continued success depends upon our ability to attract and retain professionals who have expertise, a good reputation and client relationships critical to maintaining and developing our business. We face intense competition in recruiting and retaining qualified and experienced professionals to drive our organic growth and support expansion of our services and geographic footprint. We cannot assure that we will be able to attract or retain qualified professionals to maintain or expand our business. If we are unable to successfully integrate, motivate and retain qualified professionals, our ability to continue to secure work may suffer. Moreover, competition has caused our costs of retaining and hiring qualified professionals to increase, a trend that could continue and could adversely affect our operating margins and financial results.

Despite fixed terms or renewal provisions, we could face retention issues during and at the end of the terms of those agreements and large compensation expenses to secure extensions. There is no assurance we will enter into new or extend employment agreements with our professionals. We monitor contract expirations carefully to commence dialogues with professionals regarding their employment in advance of the actual contract expiration dates. Our goal is to renew employment agreements when advisable and to stagger the expirations of the agreements if possible. Because of the concentration of contract expirations in certain years as we expand our business, we may experience high turnover or other adverse consequences, such as higher costs, loss of clients and engagements or difficulty in staffing engagements, if we are unable to renegotiate employment arrangements or the costs of retaining qualified professionals become too high. The implementation of new compensation arrangements may result in the concentration of potential turnover in future years.

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Headcount reductions to manage costs during periods of reduced demand for our services could have negative impacts on our business over the longer term.

During periods of reduced demand for our services, or in response to unfavourable changes in market or industry conditions, we may seek to align our cost structure more closely with our revenues and increase our utilization rates by reducing headcount and eliminating or consolidating underused locations in affected business segments or practices. Following such actions, in response to subsequent increases in demand for our services, including as a result of favourable changes in market or industry conditions, we may need to hire, train and integrate additional qualified and skilled personnel and may be unable to do so to meet our needs or our clients’ demands on a timely basis. If we are unable to manage staffing levels on a timely basis in light of changing opportunities or conditions, our ability to accept or service business opportunities and client engagements, take advantage of positive market and industry developments, and realize future growth could be negatively affected, which could negatively impact our revenues and profitability. In addition, while increased utilization resulting from headcount reductions may enhance our profitability in the near term, it could negatively affect our business over the longer term by limiting the time our professionals have to seek out and cultivate new client relationships and win new projects.

Employees may leave us to form or join competitors, and we may not have, or may choose not to pursue, legal recourse against such professionals.

Our employees typically have close relationships with the clients they serve, based on their expertise and bonds of personal trust and confidence. Therefore, the barriers to our employees pursuing independent business opportunities or joining our competitors should be considered low. Although our clients generally contract for services with us as a company, and not with an individual employee, in the event that an employee leaves, such clients may decide that they prefer to continue working with a specific person rather than with us. In the event an employee departs and acts in a way that we believe violates his or her non-competition or non-solicitation agreement, we will consider any legal remedies we may have against such person on a case-by-case basis. We may decide that preserving cooperation and a professional relationship with a former employee or client, or other concerns, outweighs the benefits of any possible legal recourse. We may also decide that the likelihood of success does not justify the costs of pursuing a legal remedy. Therefore, there may be times we may decide not to pursue legal action, even if it is available to us.

Risks Related to Acquisitions

We may consider future strategic or opportunistic acquisitions. In those cases, some or all of the following risks could be applicable.

We may have difficulty integrating acquisitions or convincing clients to allow assignment of their engagements to us, which can reduce the benefits we receive from acquisitions.

The process of managing and integrating acquisitions into our existing operations may result in unforeseen operating difficulties and may require significant financial, operational and managerial resources that would otherwise be available for the operation, development and organic expansion of our existing operations. To the extent that we misjudge our ability to properly manage and integrate acquisitions, we may have difficulty achieving our operating, strategic and financial objectives.

Acquisitions also may involve a number of special financial, business and operational risks, such as:

●	difficulties in integrating diverse corporate cultures and management styles;

●	disparate policies and practices;

●	client relationship issues;

●	decreased utilization during the integration process;

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●	loss of key existing or acquired personnel;

●	increased costs to improve or coordinate managerial, operational, financial and administrative systems;

●	dilutive issuances of equity securities, including convertible debt securities, to finance acquisitions;

●	the assumption of legal liabilities;

●	future earn-out payments or other price adjustments;

●	potential future write-offs relating to the impairment of goodwill or other acquired intangible assets or the revaluation of assets;

●	difficulty or inability to collect receivables; and

●	undisclosed liabilities.

In addition to the integration challenges mentioned above, our acquisitions of non-U.S. companies offer distinct integration challenges relating to foreign laws and governmental regulations, including tax and employee benefit laws, and other factors relating to operating in countries other than the U.S..

Asset transactions may require us to seek client consents to the assignment of their engagements to us or a subsidiary. All clients may not consent to assignments. In certain cases, such as government contracts and bankruptcy engagements, the consent of clients cannot be solicited until after the acquisition has closed. Further, such engagements may be subject to security clearance requirements or bidding provisions with which we might not be able to comply. There is no assurance that clients of the acquired entity or local, state, federal or foreign governments will agree to novate or assign their contracts to us.

We may also hire groups of selected professionals from another company. In such event, there may be restrictions on the ability of the professionals who join us to compete and work on client engagements. In addition, we may enter into arrangements with the former employers of those professionals regarding limitations on their work until any time restrictions pass. In such circumstances, there is no assurance that we will enter into mutually agreeable arrangements with any former employer, and the utilization of such professionals may be limited, and our financial results could be negatively affected until their restrictions end. We could also face litigation risks from group hires.

An acquisition may not be accretive in the near term or at all.

Competitive market conditions may require us to pay a price that represents a higher multiple of revenues or profits for an acquisition. As a result of these competitive dynamics, cost of the acquisition or other factors, certain acquisitions may not be accretive to our overall financial results at the time of the acquisition or at all.

We may have a different system of governance and management from a company we acquire or its parent, which could cause professionals who join us from an acquired company to leave us.

Our governance and management policies and practices will not mirror the policies and practices of an acquired company or its parent. In some cases, different management practices and policies may lead to workplace dissatisfaction on the part of professionals who join us. Some professionals may choose not to join us or leave after joining us. Existing professionals may leave us as well. The loss of key professionals may harm our business and financial results and cause us not to realize the anticipated benefits of the acquisition.

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Due to fluctuations in our stock price, acquisition candidates may be reluctant to accept our Ordinary Shares as purchase price consideration, use of our shares as purchase price consideration may be dilutive or the owners of certain companies we seek to acquire may insist on stock price guarantees.

We may structure an acquisition to pay a portion of the purchase price in our Ordinary Shares. The number of shares issued as consideration is typically based on an average closing price per Ordinary Share for a number of days prior to the closing of such acquisition. Stock market volatility, generally, or stock price volatility, specifically, may result in acquisition candidates being reluctant to accept our shares as consideration. In such cases, we may have to issue more shares if stock constitutes part of the consideration, offer stock price guarantees, pay the entire purchase price in cash or negotiate an alternative price structure. The result may be an increase in the cost of an acquisition. There is no assurance that an acquisition candidate will not negotiate stock price guarantees with respect to a future acquisition, which may increase the cost of such acquisition.

Risks Related to Our Corporate Structure

We may rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company incorporated in the Cayman Islands, and we may rely on dividends and other distributions on equity paid by our subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. See “Taxation — Hong Kong Profits Taxation” of this prospectus. Any limitation on the ability of our Hong Kong subsidiary to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud, which may affect the market for and price of our Ordinary Shares.

To implement Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report of management on the company’s internal control over financial reporting. Prior to filing the registration statement of which this prospectus is a part, we were a private company with limited accounting personnel and other resources for addressing our internal control over financial reporting. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements as of December 31, 2022 and 2023, we and our independent registered public accounting firms identified material weaknesses in our internal control over financial reporting as well as other control deficiencies for the above-mentioned periods. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified related to (i) inadequate segregation of duties for certain key functions due to limited staff and resources; (ii) a lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to formalize key controls over financial reporting and to prepare consolidated financial statements and related disclosures; (iii) a lack of independent directors and an audit committee to establish formal risk assessment process and internal control framework; and (iv) a lack of documented policies and controls (including IT controls and cybersecurity framework) which enable management and other personnel to understand and carry out their internal control responsibilities.

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We intend to implement measures designed to improve our internal control over financial reporting to address the underlying causes of these material weaknesses, including (i) hiring more qualified staff to fill up the key roles in the operations; (ii) setting up a financial and system control framework with formal documentation of polices and controls in place; (iii) appointing independent directors, establishing an audit committee and strengthening corporate governance; and (iv) restricting and managing types of access rights and number of users in the applications hosted by service organizations and the application used for financial reporting based on individuals with their corresponding business roles and responsibilities.

We will be subject to the requirement that we maintain internal controls and that management perform periodic evaluation of the effectiveness of the internal controls. Effective internal control over financial reporting is important to prevent fraud. As a result, our business, financial condition, results of operations and prospects, as well as the market for and trading price of our Ordinary Shares, may be materially and adversely affected if we do not have effective internal controls. Before this offering, we were a private company with limited resources. As a result, we may not discover any problems in a timely manner and current and potential shareholders could lose confidence in our financial reporting, which would harm our business and the trading price of our Ordinary Shares. The absence of internal controls over financial reporting may inhibit investors from purchasing our Ordinary Shares and may make it more difficult for us to raise funds in a debt or equity financing.

Additional material weaknesses or significant deficiencies may be identified in the future. If we identify such issues or if we are unable to produce accurate and timely financial statements, our stock price may decline and we may be unable to maintain compliance with NYSE American Company Guide.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

We expect to qualify as a foreign private issuer upon the completion of this offering. As a foreign private issuer, we will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and we will not be required to disclose in our periodic reports all of the information that United States domestic issuers are required to disclose. While we currently expect to qualify as a foreign private issuer immediately following the completion of this offering, we may cease to qualify as a foreign private issuer in the future.

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We are an “emerging growth company” within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised, and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares and our share price may be more volatile.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

Upon consummation of this offering, we will incur significant legal, accounting and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC, impose various requirements on the corporate governance practices of public companies. We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least US$1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds US$700 million as of the prior June 30th, and (2) the date on which we have issued more than US$1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” or until five years following the completion of our initial public offering, whichever is earlier, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we have been required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We have incurred additional costs in obtaining director and officer liability insurance. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

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Our board of directors may decline to register transfers of shares in certain circumstances.

Our board of directors may, in its sole discretion, decline to register any transfer of any share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any share unless (i) the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (ii) the instrument of transfer is in respect of only one class of shares; (iii) the instrument of transfer is properly stamped, if required; (iv) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; (v) the shares conceded are free of any lien in favour of us; or (vi) a fee of such maximum sum as NYSE American may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within one month after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Risks Related to Doing Business in Hong Kong

Although we and our subsidiaries are not based in mainland China and we have no operations in mainland China, the PRC government may intervene or influence our current and future operations in Hong Kong at any time, or may exert more control over offerings conducted overseas and/or foreign investment in issuers like ourselves. It may result in a material adverse change in SCS’s operations, significantly limit or completely hinder SCS’s ability to offer or continue to offer securities to investors and cause the value of SCS’s securities to significantly decline or become worthless, which would materially affect the interests of the investors.

We and our subsidiaries are not based in mainland China and do not have operations in mainland China. We currently do not have or intend to set up any subsidiary in mainland China, or do not foresee the need to enter into any contractual arrangements with a VIE to establish a VIE structure in mainland China. In 2022 and 2023, we generated approximately 92.6% and 90.9% of our revenues from Hong Kong, respectively. Pursuant to the Basic Law, which is a national law of the PRC and the constitutional document for Hong Kong, national laws of the PRC shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. The Basic Law expressly provides that the national laws of the PRC which may be listed in Annex III of the Basic Law shall be confined to those relating to defense and foreign affairs as well as other matters outside the autonomy of Hong Kong. The basic policies of the PRC regarding Hong Kong as a special administrative region of the PRC are reflected in the Basic Law, providing Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems.”

However, in light of the PRC government’s recent expansion of authority in Hong Kong, we may be subject to uncertainty about any future actions of the PRC government or authorities in Hong Kong, and it is possible that all the legal and operational risks associated with being based in and having operations in the PRC may also apply to operations in Hong Kong in the future. There is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong. The PRC government may intervene or influence our current and future operations in Hong Kong at any time, or may exert more control over offerings conducted overseas and/or foreign investment in issuers like ourselves. Such governmental actions, if and when they occur: (i) could significantly limit or completely hinder our ability to continue our operations; (ii) could significantly limit or hinder our ability to offer or continue to offer our Ordinary Shares to investors; and (iii) may cause the value of our Ordinary Shares to significantly decline or become worthless.

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All of SCS’s operations are in Hong Kong. However, due to the long arm provisions under the current PRC laws and regulations, the PRC government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares. The PRC government may also intervene or impose restrictions on our ability to move money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.

CCCI is a holding company, and we conduct our operations in Hong Kong through SCS, our wholly-owned subsidiary, formed in Hong Kong. Substantially all of our operations are located in Hong Kong. Nevertheless, the PRC government may choose to exercise significant oversight and discretion, and the policies, regulations, rules, and the enforcement of laws of the PRC government to which we are subject may change rapidly and with little advance notice to us or our shareholders. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in the PRC are often uncertain. In addition, these laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, and may be inconsistent with our current policies and practices. New laws, regulations, and other government directives in the PRC may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

●	delay or impede our development;

●	result in negative publicity or increase our operating costs;

●	require significant management time and attention; and/or

●	subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

We are aware that recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over mainland-China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on a U.S. or other foreign exchange.

The PRC government may intervene or influence our operations at any time or may exert control over offerings conducted overseas and foreign investment in Hong Kong-based issuers, which may result in a material change in our operations and/or the value of our Ordinary Shares. For example, there is currently no restriction or limitation under the laws of Hong Kong on the conversion of HK dollar into foreign currencies and the transfer of currencies out of Hong Kong and the laws. However, the PRC government may, in the future, impose restrictions or limitations on our ability to move money out of Hong Kong to distribute earnings and pay dividends to and from the other entities within our organization or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business outside of Hong Kong and may affect our ability to receive funds from SCS. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavourably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measures could materially decrease the value of our Ordinary Shares, potentially rendering it worthless.

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We may become subject to a variety of PRC laws and other obligations regarding M&A Rules, the Trial Measures and data security, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies on August 8, 2006, and amended on June 22, 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of domestic companies in mainland China and controlled by companies or individuals of mainland China to obtain the approval of the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. In addition, on December 24, 2021, the CSRC released the Draft Administrative Provisions and the Draft Filing Measures, both of which had a comment period that expired on January 23, 2022. The Draft Administrative Provisions and Draft Filing Measures regulate the administrative system, record-filing management, and other related rules in respect of the direct or indirect overseas issuance of listed and traded securities by “domestic enterprises”. The Draft Administrative Provisions specify that the CSRC has regulatory authority over the “overseas securities offering and listing by domestic enterprises”, and requires “domestic enterprises” to complete filing procedures with the CSRC if they wish to list overseas. On February 17, 2023, the CSRC released the Trial Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, which came into effect on March 31, 2023. According to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedures and report relevant information to the CSRC; any failure to comply with such filling procedures may result in administrative penalties, such as an order to rectify, warnings, and fines. On April 2, 2022, the CSRC published the Draft Archives Rules, for public comment. These rules state that in the overseas listing activities of domestic companies, domestic companies, as well as securities companies and securities service institutions providing relevant securities services thereof, should establish a sound system of confidentiality and archival work, shall not disclose state secrets, or harm the state and public interests.

CCCI is a holding company incorporated in the Cayman Islands with one operating subsidiary based in Hong Kong, as of the date of this prospectus, we have no subsidiary, VIE structure or any direct operations in mainland China, nor do we intend to have any subsidiary or VIE structure or to acquire any equity interests in any domestic companies in mainland China, and we are not controlled by any companies or individuals of mainland China. Further, we are headquartered in Hong Kong and our chief executive officer, chief financial officer and all members of our board of directors are not mainland China citizens and most of our revenues and profits are generated by our subsidiary in Hong Kong and we have not generated any revenues or profits in mainland China. Additionally, we do not intend to operate in mainland China in the foreseeable future. As such, we do not believe we would be subject to the M&A Rules, or would be required to file with the CSRC under the Trial Measures. Moreover, pursuant to the Basic Law of the Hong Kong Special Administrative Region, or the Basic Law, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defense, foreign affairs and other matters that are not within the scope of autonomy).Therefore, we believe, as of the date of this prospectus, the CSRC’s approval or review is not required for the listing and trading of our Ordinary Shares in the U.S. exchange as provided under the M&A Rules and the Trial Measures.

Most of SCS’s operations are conducted in Hong Kong, which is a part of the PRC. We are aware that recently, in 2023, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding its efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on our Hong Kong subsidiary’s daily business operations, their ability to accept foreign investments and the listing of our Ordinary Shares on a U.S. or other foreign exchange. These actions could result in a material change in our operations and/or to the value of our Ordinary Shares and could significantly limit or completely hinder our ability to offer or continue to offer our Ordinary Shares to investors.

In addition, on December 28, 2021, the Cyberspace Administration of China (the “CAC”) jointly with the relevant authorities formally published the Measures for Cybersecurity Review (2021) (the “Measures”) which took effect on February 15, 2022 and replaced the former Measures for Cybersecurity Review (2020) issued on July 10, 2021. The Measures require that, among other things, and in addition to any “operator of critical information infrastructure”, any “data processor” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and which further elaborate on the factors to be considered when assessing the national security risks of the relevant activities. The publication of the Measures indicates greater oversight by the CAC over data security, which may impact our business and this Offering in the future. As of the date of this prospectus, SCS does not have any mainland China individuals as clients. However, SCS may collect and store certain data (including certain personal information) from its customers for “Know Your Customers” purposes, which may include mainland China individuals in the future. As of the date of this prospectus, we do not expect the Measures to have an impact on our business, operations or this Offering to subject us or SCS to permission requirements from the CAC or any other government agency that is required to approve our subsidiary’s operations, as we do not believe we will be deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, that are required to file for cybersecurity review before listing in the U.S. However, there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If we were deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, or if other regulations promulgated in relation to the Measures are deemed to apply to us, our subsidiary’s business operations and the listing of our Ordinary Shares in the U.S. could be subject to CAC’s cybersecurity review or we and our subsidiary might be covered by permission from the CAC or any other government agency that is required to approve our subsidiary’s operations in the future. Nevertheless, since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It also remains uncertain what the potential impact such modified or new laws and regulations will have on our subsidiary’s daily business operations, its ability to accept foreign investments and the listing of our Ordinary Shares on a U.S. or other foreign exchanges. If any or all of the foregoing were to occur, it may significantly limit or completely hinder our ability to complete this Offering or cause the value of our Ordinary Shares to significantly decline or become worthless. As of the date of this prospectus, there are no commensurate laws or regulations in Hong Kong which result in similar significant oversight over data security for companies seeking to offer securities on a foreign exchange. However, we cannot guarantee that, if, in the future, such laws or regulations were issued in Hong Kong, we would be compliant with such laws or regulations in a timely manner or at all. In addition, we may have to spend significant time and costs to become compliant. If we are unable to do so, on commercially reasonable terms, in a timely manner or otherwise, we may become subject to sanctions imposed by the relevant regulatory authorities, and our ability to conduct our business, or offer securities on a U.S. or other international securities exchange may be restricted. As a result of the foregoing, our business, reputation, financial condition, and results of operations may be materially and adversely affected.

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As of the date of this prospectus, Hong Kong does not have similar regulations as of the PRC to extend oversight and control over offerings that are conducted overseas. Hong Kong does not have similar regulation as of the Trial Measures and the Guidance Rules and Notice, and Measures for Cybersecurity Review of the PRC. In the event that (i) the PRC government expands the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC or if applicable laws, regulations or interpretations change and we are required to obtain such permissions or approvals, (ii) we inadvertently conclude that relevant permissions or approvals were not required or (iii) we did not receive or maintain relevant permissions or approvals required, any action taken by the PRC government could significantly limit or completely hinder our operations in Hong Kong and our ability to offer or continue to offer securities to investors and could cause the value of our securities to significantly decline or be worthless.

You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in the prospectus based on Hong Kong laws.

Currently, all of our operations are conducted outside the United States, and all of our assets are located outside the United States. All of our directors and officers are non-U.S. nationals or residents and a significant portion of their assets are located outside the United States. You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in the prospectus, as judgments entered in the United States can be enforced in Hong Kong only at common law. If you want to enforce a judgment of the United States in Hong Kong, it must be a final judgment conclusive upon the merits of the claim, for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts. For more information regarding the relevant laws of the Cayman Islands and Hong Kong, see “Enforceability of Civil Liabilities.”

The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong holding subsidiary.

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offences — secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties. On July 14, 2020, the former U.S. President Donald Trump signed the Hong Kong Autonomy Act (the “HKAA”), into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020 the U.S. government imposed HKAA-authorized sanctions on eleven individuals, including HKSAR chief executive Carrie Lam. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect the foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that is targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong. If our Hong Kong subsidiary is determined to be in violation of the Hong Kong National Security Law or the HKAA by competent authorities, our business operations, financial position and results of operations could be materially and adversely affected.

The PRC government may intervene or influence our operations at any time or may exert more control over offerings conducted overseas and foreign investment in China-based issuers, which may result in a material change in our operations and/or the value of our Ordinary Shares. Additionally, the governmental and regulatory interference could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

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There are political risks associated with conducting business in Hong Kong.

While we operate our business in Hong Kong and the South East Asian region, our operations are principally based in Hong Kong. Accordingly, our business operations and financial condition will be affected by the political and legal developments in Hong Kong. During the period covered by the financial information included in this prospectus, we derive substantially all of our revenue from operations in Hong Kong. Any adverse economic, social and/or political conditions, material social unrest, strike, riot, civil disturbance or disobedience, as well as significant natural disasters, may adversely affect our business operations. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. Since a substantial part of our operations is based in Hong Kong, any change of such political arrangements may pose an immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial position.

If the PRC attempts to alter its agreement to allow Hong Kong to function autonomously, this could potentially impact Hong Kong’s common law legal system and may in turn bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our business and operations. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our customers.

The Hong Kong protests that began in 2019 are ongoing protests in Hong Kong (the “Hong Kong Protests”) triggered by the introduction of the Fugitive Offenders amendment bill by the Hong Kong government. If enacted, the bill would have allowed the extradition of criminal fugitives who are wanted in territories with which Hong Kong does not currently have extradition agreements, including mainland China. This led to concerns that the bill would subject Hong Kong residents and visitors to the jurisdiction and legal system of mainland China, thereby undermining the region’s autonomy and people’s civil liberties. Various sectors of the Hong Kong economy have been adversely affected as the protests turned increasingly violent. Most notably, the airline, retail, and real estate sectors have seen their sales decline.

Under the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China, Hong Kong is exclusively in charge of its internal affairs and external relations, while the government of the PRC is responsible for its foreign affairs and defense. As a separate customs territory, Hong Kong maintains and develops relations with foreign states and regions. Based on certain recent developments including the Law of the People’s Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region issued by the Standing Committee of the PRC National People’s Congress in June 2020, the U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from China and President Trump signed an executive order and the HKAA to remove Hong Kong’s preferential trade status and to authorize the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. The United States may impose the same tariffs and other trade restrictions on exports from Hong Kong that it places on goods from mainland China. These and other recent actions may represent an escalation in political and trade tensions involving the U.S, China and Hong Kong, which could potentially harm our business.

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Our revenue is susceptible to the ongoing incidents or factors which affect the stability of the social, economic and political conditions in Hong Kong. Any drastic events may adversely affect our business operations. Such adverse events may include changes in economic conditions and regulatory environment, social and/or political conditions, civil disturbance or disobedience, as well as significant natural disasters. Given the relatively small geographical size of Hong Kong, any of such incidents may have a widespread effect on our business operations, which could in turn adversely and materially affect our business, results of operations and financial condition. It is difficult to predict the full impact of the HKAA on Hong Kong and companies with operations in Hong Kong like us. Furthermore, legislative or administrative actions in respect of China-U.S. relations could cause investor uncertainty for affected issuers, including us, and the market price of our Ordinary Shares could be adversely affected.

Risks Related to Our Ordinary Shares and This Offering

There has been no public market for our Ordinary Shares prior to this offering, and if an active trading market does not develop you may not be able to resell our Ordinary Shares at or above the price you paid, or at all.

Prior to this public offering, there has been no public market for our Ordinary Shares. We expect to apply for our Ordinary Shares to be listed on NYSE American. There is no guarantee that our application will be approved by NYSE American. If an active trading market for our Ordinary Shares does not develop after this offering, the market price and liquidity of our Ordinary Shares will be materially adversely affected. You may not be able to sell any Ordinary Shares that you purchase in the offering at or above the public offering price. Accordingly, investors should be prepared to face a complete loss of their investment.

Although the audit report included in this prospectus is prepared by auditors who are subject to PCAOB inspections on a regular basis with the latest inspection in September 2024, there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our securities may be prohibited under the HFCA Act and the AHFCAA if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as NYSE American, may determine to delist our securities.

As an auditor of companies that are registered with the SEC and publicly traded in the United States and a firm registered with the PCAOB, our auditors, Assentsure PAC, is required under the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Assentsure PAC is subject to PCAOB inspections on a regular basis with the latest inspection in September 2024, and we have no operations in mainland China. However, if there is significant change to current political arrangements between mainland China and Hong Kong, companies operated in Hong Kong like us may face similar regulatory risks as those operated in mainland China and we cannot assure you that our current auditor’s work will continue to be able to be inspected by the PCAOB.

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As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular mainland China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress which, if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate the audit work performed by a foreign public accounting firm completely. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (“EQUITABLE”) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as NYSE American of issuers included on the SEC’s list for three consecutive years, thus reducing the time period for triggering the prohibition on trading. It is unclear if this proposed legislation will be enacted. Furthermore, there have been recent deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. On May 20, 2020, the U.S. Senate passed the HFCA Act, which includes requirements for the SEC to identify issuers whose audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The U.S. House of Representatives passed the HFCA Act on December 2, 2020, and the HFCA Act was signed into law on December 18, 2020. Additionally, in July 2020, the U.S. President’s Working Group on Financial Markets issued recommendations for actions that can be taken by the executive branch, the SEC, the PCAOB or other federal agencies and department with respect to Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the United States. In response, on November 23, 2020, the SEC issued guidance highlighting certain risks (and their implications to U.S. investors) associated with investments in China-based issuers and summarizing enhanced disclosures the SEC recommends China-based issuers make regarding such risks. On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year (as defined in the interim final rules) under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. Under the HFCA Act, our securities may be prohibited from trading on NYSE American or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in our Ordinary Shares being delisted. Furthermore, on June 22, 2021, the U.S. Senate passed the AHFCAA, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. On September 22, 2021, the PCAOB adopted a final rule implementing the AHFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the AHFCAA, whether the Board is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On November 5, 2021, the SEC approved the PCAOB’s Rule 6100, Board Determinations Under the Holding Foreign Companies Accountable Act. Rule 6100 provides a framework for the PCAOB to use when determining, as contemplated under the AHFCAA, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the AHFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the SEC announced that the PCAOB designated mainland China and Hong Kong as the jurisdictions where the PCAOB is not allowed to conduct full and complete audit inspections as mandated under the HFCA Act. On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and the PRC MOF in respect of cooperation on the oversight of PCAOB-registered public accounting firms based in mainland China and Hong Kong. Pursuant to the Statement of Protocol, the PCAOB conducted inspections on select registered public accounting firms subject to the Determination Report in Hong Kong between September 2022 and November 2022. On December 15, 2022, the PCAOB board announced that it has completed the inspections, determined that it had complete access to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and voted to vacate the Determination Report. As a result of the announcement, any companies audited by registered public accounting firms headquartered in mainland China and Hong Kong would not face immediate threat of trading prohibitions at this time. However, if any regulatory change or step taken by PRC regulators in the future precludes the PCAOB from Accessing auditing papers of registered public accounting firms in mainland China and Hong Kong, or the PCAOB re-evaluates its determination as a result of any obstruction with the implementation of the Statement of Protocol in the future, then the companies audited by those registered public accounting firms may be subject to a trading prohibition on U.S. markets pursuant to the HFCA Act. On December 29, 2022, the Consolidated Appropriations Act, 2023 (the “CAA”) was signed into law by President Biden. The CAA contained, among other things, an identical provision to the AHFCAA, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

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Our auditor is based in Singapore, and has been inspected by the PCAOB on a regular basis with the latest inspection in September 2024. However, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our current auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in our securities to be prohibited under the HFCA Act, and ultimately result in a determination by a securities exchange to delist our securities. Delisting of our Ordinary Shares would force holders of our Ordinary Shares to sell their Ordinary Shares. The market price of our Ordinary Shares could be adversely affected as a result of anticipated negative impacts of these executive or legislative actions upon, regardless of whether these executive or legislative actions are implemented and regardless of our actual operating performance.

The SEC is assessing how to implement other requirements of the AHFCAA, including the listing and trading prohibition requirements described above. Future developments in respect of increasing U.S. regulatory access to audit information are uncertain, as the legislative developments are subject to the legislative process and the regulatory developments are subject to the rule-making process and other administrative procedures.

The recent joint statement by the SEC and an act passed by the U.S. Senate and the U.S. House of Representatives call for additional and more stringent criteria to be applied to emerging market companies. These developments could add uncertainties to our offering, business operations, share price and reputation.

U.S. public companies that have substantially all of their operations in China (including in Hong Kong) have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial reporting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based or having substantial operations in emerging markets including China, reiterating past SEC and PCAOB statements on matters including the difficulty associated with inspecting accounting firms and audit work papers in China and higher risks of fraud in emerging markets and the difficulty of bringing and enforcing SEC, Department of Justice and other U.S. regulatory actions, including in instances of fraud, in emerging markets generally.

On May 20, 2020, the U.S. Senate passed the HFCA Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the HFCA Act.

As a result of this scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on us, our offering, business and our share price. If we become the subject of any unfavourable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend us. This situation will be costly and time consuming and distract our management from developing our growth. If such allegations are not proven to be groundless, we and our business operations will be severely affected and you could sustain a significant decline in the value of our shares.

Our Ordinary Shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

When our Ordinary Shares are approved by NYSE American and begin trading on NYSE American, our Ordinary Shares may be “thinly-traded”, meaning that the number of persons interested in purchasing our Ordinary Shares at or near bid prices at any given time may be relatively small or non-existent. This situation may be attributable to a number of factors, including the fact that we are relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and might be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. A broad or active public trading market for our Ordinary Shares may not develop or be sustained.

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The initial public offering price for our Ordinary Shares may not be indicative of prices that will prevail in the trading market and such market prices may be volatile.

The initial public offering price for our Ordinary Shares may vary from the market price of our Ordinary Shares following our initial public offering. The financial markets in the United States and other countries have experienced significant price and volume fluctuations in the last few years. If you purchase our Ordinary Shares in our initial public offering, you may not be able to resell those shares at or above the initial public offering price. We cannot assure you that the initial public offering price of our Ordinary Shares, or the market price following our initial public offering, will equal or exceed prices in privately negotiated transactions of our shares that have occurred from time to time prior to our initial public offering. The market price for our Ordinary Shares may be volatile and subject to wide fluctuations due to factors such as:

●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

●	actual or anticipated fluctuations in our quarterly operating results;

●	changes in financial estimates by securities research analysts;

●	negative publicity, studies or reports;

●	our capability to catch up with the technology innovations in the industry;

●	announcements by us or our competitors of acquisitions, strategic business relationships, joint ventures or capital commitments;

●	addition or departure of key personnel;

●	fluctuations of exchange rates between the Hong Kong dollar and the U.S. dollar; and

●	general economic or political conditions in Hong Kong, the PRC and greater Asia region.

In addition, the securities market has from time-to-time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our Ordinary Shares.

You will experience immediate and substantial dilution in the net tangible book value of Ordinary Shares purchased.

The initial public offering price of our Ordinary Shares is substantially higher than the (pro forma) net tangible book value per share of our Ordinary Shares. Consequently, when you purchase our Ordinary Shares in the offering and upon completion of the offering, you will incur immediate dilution of US$[      ] per share, assuming an initial public offering price of US$[     ], which is the midpoint of the price range as set forth on the cover page of this prospectus. See “Dilution.”

Substantial future sales of our Ordinary Shares or the anticipation of future sales of our Ordinary Shares in the public market could cause the price of our Ordinary Shares to decline.

Sales of substantial amounts of our Ordinary Shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our Ordinary Shares to decline. An aggregate of 32,500,000 Ordinary Shares are outstanding before the consummation of this offering and [          ] Ordinary Shares will be outstanding immediately after the consummation of this offering assuming that the underwriters do not exercise its over-allotment option. Sales of these shares into the market could cause the market price of our Ordinary Shares to decline.

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We do not intend to pay dividends for the foreseeable future.

On December 31, 2023, SCS declared a dividend of HKD17.5 million (US$2.2 million) to its individual shareholders before the reorganization, of which HKD8.5 million (US$1.1 million) and HKD14.0 million (US$1.8 million) were paid as of December 31, 2023 and June 30, 2024, respectively. However, SCS has not declared any dividend to CCCI through Vigorous Elite, and CCCI has not declared any dividend to its shareholders, after the reorganization and up to the date of this prospectus.

We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

If securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding our Ordinary Shares, the price of our Ordinary Shares and trading volume could decline.

The trading market for our Ordinary Shares may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of our Ordinary Shares would likely decline. If one or more of these analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our Ordinary Shares and the trading volume to decline.

Volatility in the price of our Ordinary Shares may subject us to securities litigation.

The market for our Ordinary Shares may have, when compared to seasoned issuers, significant price volatility and we expect that our share price may continue to be more volatile than that of a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources.

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You may face difficulties in protecting your interests as a shareholder, as Cayman Islands law provides substantially less protection when compared to the laws of the U.S. and it may be difficult for a shareholder of ours to effect service of process or to enforce judgements obtained in the U.S. courts.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our amended and restated memorandum and articles of association, as amended and by the Companies Act (As Revised) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors, officers and us, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law. Decisions of the English courts are generally of persuasive authority but are not binding on the courts of the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a different body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have stood to initiate a shareholder derivative action before the U.S. federal courts. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

The courts of the Cayman Islands are unlikely (i) to recognize or enforce judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state securities laws; and (ii) in original actions brought in the Cayman Islands, to impose liabilities predicated upon the civil liability provisions of the federal securities laws of the United States or any state securities laws, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Currently, all of our operations are conducted outside the United States, and substantially all of our assets are located outside the United States. All of our directors and officers are nationals or residents of jurisdictions other than the United States and all or a significant portion of their assets are located outside the United States. As a result, it may be difficult or impossible for a shareholder to bring an action against us or against these individuals outside of the United States, or to enforce against us or them judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, a list of the current directors of the company, the register of mortgages and charges and any special resolutions passed by our shareholders) or to obtain copies of lists of shareholders of these companies. Our directors are not required under our amended and restated memorandum and articles of association to make our corporate records available for inspection by our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

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Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our shareholders may have more difficulty in protecting their interests through actions against us or our officers, directors or major shareholders than would shareholders of a corporation incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act and the laws applicable to companies incorporated in a U.S. state and their shareholders, see “Description of Share Capital — Differences in Corporate Law.”

As a foreign private issuer, we are permitted to, and we will, rely on exemptions from certain NYSE American corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our shares.

We are exempted from certain corporate governance requirements of NYSE American listing rules by virtue of being a foreign private issuer. We are required to provide a brief description of the significant differences between our corporate governance practices and the corporate governance practices required to be followed by domestic U.S. companies listed on NYSE American. The standards applicable to us are considerably different than the standards applied to domestic U.S. issuers. For instance, we are not required to:

●	have a majority of the board be independent (although all of the members of the audit committee must be independent under the Exchange Act);

●	have a compensation committee or a nominating or corporate governance committee consisting entirely of independent directors;

●	have regularly scheduled executive sessions with only independent directors; or

●	have executive sessions of solely independent directors each year.

We have relied on and intend to continue to rely on some of these exemptions. As a result, you may not be provided with the benefits of certain corporate governance requirements of NYSE American.

If we cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of NYSE American, although we are exempt from certain corporate governance standards applicable to US issuers as a Foreign Private Issuer, our securities may not be listed or may be delisted, which could negatively impact the price of our securities and your ability to sell them.

We will seek to have our securities approved for listing on NYSE American upon consummation of this offering. We cannot assure you that we will be able to meet those initial listing requirements at that time. Even if our securities are listed on NYSE American, we cannot assure you that our securities will continue to be listed on NYSE American.

In addition, following this offering, in order to maintain our listing on NYSE American, we will be required to comply with certain rules of NYSE American, including those regarding minimum stockholders’ equity, minimum share price and certain corporate governance requirements. Even if we initially meet the listing requirements and other applicable rules of NYSE American, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy NYSE American criteria for maintaining our listing, our securities could be subject to delisting.

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If NYSE American does not list our securities, or subsequently delists our securities from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our securities;

●	reduced liquidity with respect to our securities;

●	a determination that our Ordinary Shares are a “penny stock,” which will require brokers trading in our Ordinary Share to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

Because our business is conducted in Hong Kong dollars and the price of our Ordinary Shares is quoted in United States dollars, changes in currency conversion rates may affect the value of your investments.

Our business is conducted in Hong Kong, our books and records are maintained in Hong Kong dollars, which is the currency of Hong Kong, and the financial statements that we file with the SEC and provide to our shareholders are presented in United States dollars. Changes in the exchange rate between the Hong Kong dollar and U.S. dollar affect the value of our assets and the results of our operations in United States dollars.

Since 1983, Hong Kong dollars have been pegged to the U.S. dollars at the rate of approximately HK$7.80 to US$1.00. We cannot assure you that this policy will not be changed in the future. If the pegging system collapses., the value of the Hong Kong dollar against the United States dollar and other currencies may fluctuate and is affected by, among other things, changes in Hong Kong’s political and economic conditions and perceived changes in the economy of Hong Kong and the United States. Any significant revaluation of the Hong Kong dollar may materially and adversely affect our cash flows, revenue and financial condition. Further, although our Ordinary Shares offered by this prospectus are denominated in United States dollars, we will need to convert the net proceeds we receive into Hong Kong dollars in order to use the funds for our business. Changes in the conversion rate between the United States dollar and the Hong Kong dollar will affect that amount of proceeds we will have available for our business.

We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with a number of recent initial public offerings, especially among companies with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

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In addition, if the trading volumes of our Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Ordinary Shares. This low volume of trades could also cause the price of our Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Ordinary Shares. A decline in the market price of our Ordinary Shares also could adversely affect our ability to issue additional Ordinary Shares or other securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Ordinary Shares will develop or be sustained. If an active market does not develop, holders of our Ordinary Shares may be unable to readily sell the Ordinary Shares they hold or may not be able to sell their Ordinary Shares at all.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in the section entitled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. The failure by our management to apply these funds effectively could harm our business.

Our pre-IPO shareholders will be able to sell their shares after completion of this offering subject to restrictions under Rule 144.

Our pre-IPO shareholders may be able to sell their Ordinary Shares under Rule 144 after completion of this offering. Because these shareholders have paid a lower price per Ordinary Share than participants in this offering, when they are able to sell their pre-IPO shares under Rule 144, they may be more willing to accept a lower sales price than the IPO price. This fact could impact the trading price of the stock following completion of the offering, to the detriment of participants in this offering. Under Rule 144, before our pre-IPO shareholders can sell their shares, in addition to meeting other requirements, they must meet the required holding period. We do not expect any of the Ordinary Shares to be sold pursuant to Rule 144 during the pendency of this offering.

There can be no assurance that we will not be a passive foreign investment company (“PFIC”), for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our Ordinary Shares.

A non-U.S. corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income; or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income, or the asset test. Based on our current and expected income and assets (taking into account the expected cash proceeds and our anticipated market capitalization following this offering), we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. In addition, there can be no assurance that the Internal Revenue Service, or IRS, will agree with our conclusion or that the IRS would not successfully challenge our position. Fluctuations in the market price of our Ordinary Shares may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our Ordinary Shares. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. If we were to be or become a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder and such U.S. Holder may be subject to additional reporting requirements. For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were or are determined to be a PFIC, see “Taxation— Passive Foreign Investment Company”.

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Special Note regarding Forward-Looking Statements and Industry Data

This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “aim,” “anticipate,” “believe,” “continue” “estimate,” “expect,” “hope,” “intend,” “is/are likely to,” “may,” “plan,” “potential,” “predict,” “target,” “will,” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	our ability to execute our strategies, manage growth and maintain our corporate culture;

●	our future business development, financial conditions and results of operations;

●	our expectations regarding demand for and market acceptance of our solutions and services;

●	our ability to successfully compete in the highly competitive markets;

●	our expectations regarding our relationships with service partners;

●	the safety, affordability, and convenience of our platforms and our offerings;

●	our anticipated investments in new solutions and offerings, and the effect of these investments on our results of operations;

●	our ability to successfully enter into new geographies, expand our presence in countries in which we are limited by regulatory restrictions, and manage our international expansion;

●	our expected growth in the number of service partners, and our ability to promote our brand and attract and retain platform users;

●	anticipated technology trends and developments and our ability to address those trends and developments with our solutions and offerings;

●	our ability to identify, recruit, and retain skilled personnel, including key members of senior management;

●	our ability to maintain, protect, and enhance our intellectual property rights;

●	our ability to successfully acquire and integrate companies and assets;

●	changes in the need for capital and the availability of financing and capital to fund these needs;

●	our ability to prevent disturbance to our information technology systems;

●	our ability to successfully defend litigation brought against us;

●	relevant government policies and regulations relating to our industry;

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●	man-made or natural disasters, including war, acts of international or domestic terrorism, civil disturbances, occurrences of catastrophic events and acts of God such as floods, earthquakes, wildfires, typhoons and other adverse weather and natural conditions that affect our business or assets;

●	our ability to implement, maintain, and improve effective internal controls; and

●	our anticipated uses of net proceeds from this offering.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” “Regulation” and other sections in this prospectus. You should read thoroughly this prospectus and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This prospectus contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. The industries in which we operate may not grow at the rate projected by market data, or at all. Failure of those industries to grow at the projected rate may have a material and adverse effect on our business and the market price of the Ordinary Shares. In addition, the rapidly evolving nature of this industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

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Use of Proceeds

We estimate that we will receive net proceeds from this offering of approximately US$[   ] million, or approximately US$[    ] million if the underwriters exercise their option to purchase additional Ordinary Shares in full, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. These estimates are based upon an assumed initial offering price of US$[   ] per Ordinary Share, the mid-point of the estimated range of the initial public offering price shown on the front cover page of this prospectus. Each US$1.00 increase (decrease) in the assumed initial public offering price of US$[   ] per Ordinary Share would increase (decrease) the net proceeds of this offering by US$[    ] million, or approximately US$[     ] million if the underwriters exercise their option to purchase additional Ordinary Shares in full.

The primary purposes of this offering are to create a public market for our shares for the benefit of all shareholders, retain talented employees by providing them with equity incentives and obtain additional capital. We plan to use the net proceeds of this offering as follows:

◌	[10]% of the net proceeds for expanding service capabilities and R&D;

◌	[10]% of the net proceeds for marketing and branding;

◌	[50]% of the net proceeds for potential mergers and acquisitions although we have no commitments with respect to any such acquisitions at this time; and

◌	the remainder for working capital and other general corporate purposes.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. See “Risk Factors — Risks Related to the Ordinary Shares and This Offering — We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.”

Pending any use described above, we plan to invest the net proceeds in short-term, interest-bearing, debt instruments or demand deposits.

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Dividend Policy

Our board of directors (“Board”) has discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by the Board. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that, in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the Board may deem relevant.

On December 31, 2023, SCS declared a dividend of HKD17.5 million (US$2.2 million) to its individual shareholders before the reorganization, of which HKD8.5 million (US$1.1 million) and HKD14.0 million (US$1.8 million) were paid as of December 31, 2023 and June 30, 2024, respectively. However, SCS has not declared any dividend to CCCI through Vigorous Elite, and CCCI has not declared any dividend to its shareholders, after the reorganization and up to the date of this prospectus. We do not have any present plan to pay any cash dividends on our Ordinary Shares in the foreseeable future after this offering. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our Hong Kong subsidiary SCS.

Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. See “Taxation - Hong Kong Profits Taxation.”

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Capitalization

The following table sets forth our capitalization as of December 31, 2023:

●	on an actual basis;

●	on a pro forma basis to give effect to the issuance and sale of Ordinary Shares by us in this offering at an assumed initial public offering price of US$[ ] per Ordinary Share, the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of December 31, 2023
	Actual	Pro Forma
		(unaudited)
	(US$ thousands, except for share and per share data)
Cash	1,266	[ ]
Shareholders’ equity:
Ordinary shares (US$0.0001 par value; 500,000,000 shares authorized, 32,500,000 shares issued and outstanding on an actual basis and [ ] shares issued and outstanding on a pro forma basis)	-	[ ]
Additional paid-in capital(1)	-	[ ]
Capital reserve	410	[ ]
Merger reserve	(346)	[ ]
Retained earnings	193	[ ]
Total capitalization(1)	257	[ ]

(1)	Each US$1.00 increase (decrease) in the assumed initial public offering price of US$[ ] per Ordinary Share, the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus, would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by US$[ ] million, assuming the number of Ordinary Shares offered by us, as set forth on the front cover of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

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Dilution

If you invest in our Ordinary Shares, your interest will be diluted to the extent of the difference between the initial public offering price per Ordinary Share and our net tangible book value per Ordinary Share after this offering. Dilution results from the fact that the initial public offering price per Ordinary Share is substantially in excess of the book value per Ordinary Share attributable to the existing shareholders for our presently outstanding Ordinary Share.

Our net tangible book value as of December 31, 2023 was US$256,622, or US$0.0079 per Ordinary Share as of that date. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting net tangible book value per Ordinary Share, after giving effect to the additional proceeds we will receive from this offering, from the assumed initial public offering price of US$[     ] per Ordinary Share, which is the mid-point of the estimated initial public offering price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Without taking into account any other changes in net tangible book value after December 31, 2023, other than to give effect to our sale of the Ordinary Shares offered in this offering at the assumed initial public offering price of US$[     ] per Ordinary Share, the mid-point of the estimated range of the initial public offering price, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2023 would have been US$[        ] or US$[         ] per Ordinary Share. This represents an immediate increase in net tangible book value of US$[      ] per Ordinary Share to the existing shareholders and an immediate dilution in net tangible book value of US$[      ] per Ordinary Share to investors purchasing Ordinary Shares in this offering. The following table illustrates such dilution:

Per Ordinary Share
Assumed initial public offering price	US$	[ ]
Net tangible book value as of December 31, 2023	US$	[ ]
Pro forma as adjusted net tangible book value after giving effect to this offering	US$	[ ]
Amount of dilution in net tangible book value to new investors in this offering	US$	[ ]

Each US$1.00 increase (decrease) in the assumed public offering price of US$[     ] per Ordinary Share would increase (decrease) our pro forma as adjusted net tangible book value after giving effect to this offering by US$[     ] million, the pro forma as adjusted net tangible book value per Ordinary Share after giving effect to this offering by US$[       ] per Ordinary Share and the dilution in pro forma as adjusted net tangible book value per Ordinary Share to new investors in this offering by US$[       ] per Ordinary Share, assuming no change to the number of Ordinary Shares offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses.

The following table summarizes, on a pro forma as adjusted basis as of December 31, 2023, the differences between existing shareholders and the new investors with respect to the number of Ordinary Shares purchased from us, the total consideration paid and the average price per Ordinary Share paid before deducting the underwriting discounts and commissions and estimated offering expenses. The total number of Ordinary Shares does not include Ordinary Shares issuable upon the exercise of the over-allotment option granted to the underwriters.

	Ordinary Shares Purchased			Total Consideration				Average Price Per
	Number	Percent		Amount		Percent		Ordinary Share
Existing shareholders	32,500,000	[ ]	%	US$	-	-%			-
New investors	[ ]	[ ]	%	US$	[ ]	[ ]	%	US$	[ ]
Total	[ ]	[ ]	%	US$	[ ]	[ ]	%	US$	[ ]

The pro forma as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our Ordinary Shares and other terms of this offering determined at pricing.

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Enforceability of Civil Liabilities

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as:

●	political and economic stability;

●	an effective judicial system;

●	a favorable tax system;

●	the absence of exchange control or currency restrictions; and

●	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to:

●	the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors as compared to the United States; and

●	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Substantially all of our operations are conducted in Hong Kong, and substantially all of our assets are located in Hong Kong. All of our directors and officers are nationals or residents of jurisdictions other than the United States and most of their assets are located outside the United States. See “Management — Directors and Executive Officers.” As a result, it may be difficult for a shareholder to effect service of process within the United States upon these individuals, or to bring an action against us or these individuals in the United States, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. See “Risk Factors — Risks Related to Our Ordinary Shares and This Offering – You may face difficulties in protecting your interests as a shareholder, as Cayman Islands law provides substantially less protection when compared to the laws of the U.S. and it may be difficult for a shareholder of ours to effect service of process or to enforce judgements obtained in the U.S. courts.”

We have appointed [         ], located at [         ], as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Our counsel as to Cayman Islands law Harney Westwood & Riegels Singapore LLP and our counsel as to Hong Kong law have advised us that there is uncertainty as to whether the courts of the Cayman Islands or Hong Kong will (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) allow shareholders of our company to originate actions in the Cayman Islands or Hong Kong based upon securities laws of the United States.

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In addition, there is uncertainty regarding Cayman Islands law related to whether a judgment obtained from the U.S. courts under civil liability provisions of U.S. securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands company, such as our company. As the courts of the Cayman Islands have yet to rule on making such a determination in relation to judgments obtained from U.S. courts under civil liability provisions of U.S. securities laws, it is uncertain whether such judgments would be enforceable in the Cayman Islands. We have been further advised that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, a final and conclusive monetary judgment for a definite sum obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided that:

(a) the foreign court had jurisdiction in the matter and the Company either submitted to such jurisdiction or was resident or carrying on business within such jurisdiction and was duly served with process;

(b) the judgment given by the foreign court was not in respect of penalties, fines, taxes or similar fiscal or revenue obligations;

(c) in obtaining judgment there was no fraud on the part of the person in whose favor judgment was given or on the part of the foreign court;

(d) recognition or enforcement in the Cayman Islands would not be contrary to public policy; and

(e) the proceedings pursuant to which judgment was obtained were not contrary to the principles of natural justice.

Our counsel as to Hong Kong law has advised us that foreign judgments of United States courts will not be directly enforced in Hong Kong as there are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Hong Kong and the United States. However, the common law permits an action to be brought upon a foreign judgment. That is to say, a foreign judgment itself may form the basis of a cause of action since the judgment may be regarded as creating a debt between the parties to it. In a common law action for enforcement of a foreign judgment in Hong Kong, the enforcement is subject to various conditions, including but not limited to, that the foreign court must have jurisdiction to give the judgment or the defendant has submitted to the jurisdiction, the foreign judgment is a final judgment conclusive upon the merits of the claim, the judgment is for a liquidated amount in civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a specific sum of money and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts. The defenses that are available to a defendant in a common law action brought on the basis of a foreign judgment include lack of jurisdiction, breach of natural justice, fraud, and contrary to public policy. In order to enforce a foreign judgment at common law, a separate legal action for debt must be commenced in Hong Kong in order to recover such debt from the judgment debtor.

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Corporate History and Structure

Corporate History

SCS is an operating company incorporated in Hong Kong on December 3, 2014, and Yee Kar Wing and Hui Wai Ming were its shareholders until September 26, 2023. As part of a restructuring exercise, Vigorous Elite Holdings Limited became the sole shareholder of SCS on September 26, 2023, and ChowChow Cloud International Holdings Limited was incorporated on October 8, 2024. Subsequently, on October 24, 2024, the shareholders of Vigorous Elite Holdings Limited transferred all their shareholdings in Vigorous Elite Holdings Limited to ChowChow Cloud International Holdings Limited in consideration for shares in ChowChow Cloud International Holdings Limited resulting in ChowChow Cloud International Holdings Limited becoming the sole shareholder of Vigorous Elite Holdings Limited, and the ultimate holding company of SCS.

Corporate Structure

Our company was incorporated in the Cayman Islands on October 8, 2024 under the Companies Act (As Revised) as an exempted company with limited liability. Our authorized share capital is US$50,000 divided into 500,000,000 Ordinary Shares of nominal or par value of US$0.0001 each.

The following diagram illustrates our corporate structure, including our principal subsidiaries, as of the date of this prospectus:

Key Milestones

Year	Milestone

2014	We commenced Business on 3 December 2014.

2019	We were awarded the HPE Performing OEM Partner and RockStart Partner.

2020	We were awarded the HPE Top Performing OEM Partner.

2021	We were awarded the Micro Focus Top Strategy Breakthrough.

2023	We joined the member of ESG Consortium.

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Selected Consolidated Financial Data

The following consolidated statements of operations and comprehensive income data for the years ended December 31, 2022 and 2023, consolidated balance sheets data as of December 31, 2022 and 2023, and consolidated statements of cash flow data for the years ended December 31, 2022 and 2023, have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. You should read this Selected Consolidated Financial Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our historical results are not necessarily indicative of results expected for future periods.

The following table sets forth a summary of our consolidated statements of operations and comprehensive income for the years ended December 31, 2022 and 2023:

	For the Years Ended December 31,
	2022	2023	2023 (Note 2(e))
	HK$	HK$	US$
Revenues	107,628,218	141,372,358	18,124,661
Cost of revenues	(97,227,521)	(121,462,858)	(15,572,161)
Gross profit	10,400,697	19,909,500	2,552,500

Operating expenses:
Selling and marketing expenses	(365,540)	(1,024,598)	(131,359)
General and administrative expenses	(4,876,608)	(4,989,693)	(639,704)
Total operating expenses	(5,242,148)	(6,014,291)	(771,063)

Operating income	5,158,549	13,895,209	1,781,437

Interest income, net	2,600	13,838	1,774
Other income, net	438,168	358,441	45,954
Income before taxes	5,599,317	14,267,488	1,829,165
Income tax expenses	(708,597)	(2,161,815)	(277,156)
Net income	4,890,720	12,105,673	1,552,009

Earnings per share attributable to ordinary shareholders of the Company’s shareholders
Basic and diluted	0.15	0.37	0.05

Weighted average shares used in calculating basic and diluted net income per share:	32,500,000	32,500,000	32,500,000

The following table presents our consolidated balance sheets data as of December 31, 2022 and 2023:

	2022	2023	2023
	HK$	HK$	US$ (Note 2(e))
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	9,011,947	9,873,451	1,265,827
Accounts receivable, net	22,371,289	15,685,215	2,010,925
Unbilled receivables (Contract assets)	537,450	1,964,662	251,880
Prepayment and other current assets, net	148,054	11,597,170	1,486,817
Amount due from related parties - trade	20,707	78,040	10,005
Amount due from related parties – non-trade	2,083,704	-	-
Total current assets	34,173,151	39,198,538	5,025,454
Total assets	35,692,030	41,644,914	5,339,092
Total current liabilities	28,221,707	39,188,664	5,024,188
Total liabilities	28,296,830	39,643,261	5,082,470
Total shareholders’ equity	7,395,200	2,001,653	256,622
Total liabilities and equity	35,692,030	41,644,914	5,339,092

The following table sets forth a summary of our consolidated cash flows for the years ended December 31, 2022 and 2023:

	For the Year Ended December 31,
	2022	2023	2023
	HK$	HK$	US$ (Note 2(e))
Net cash provided by operating activities	8,729,828	8,249,163	1,057,585
Net cash used in investing activities	(1,300,150)	(980,807)	(125,745)
Net cash used in financing activities	(4,633,636)	(6,406,852)	(821,391)
Net increase in cash and cash equivalents	2,796,042	861,504	110,449
Cash and cash equivalents, beginning of year	6,215,905	9,011,947	1,155,378
Cash and cash equivalents, end of year	9,011,947	9,873,451	1,265,827

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the section headed “Summary Financial and Operating Data” and our financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are a pioneer in providing one-stop cloud solutions that support companies across the IT industry value chain throughout their entire cloud transformation journey from consulting, deployment and migration to cloud environment building and management. We were founded in December 2014 by a group of passionate and experienced professionals, who envisioned the potential of cloud technology to transform the way businesses of various sizes operate. Recognizing the growing need for digitization and the benefits that cloud technology could bring to businesses, our founders set out to create a company that would bridge the gap between cloud services providers and companies who seek to move to the cloud.

Our business primarily comprises (i) digital transformation consulting services consisting primarily of cloud suitability assessment, real-time resource management and strategic planning and advisory, (ii) professional IT services comprising a wide range of capabilities designed to facilitate seamless cloud integration and digital transformation, (iii) AI-powered proactive cloud managed services covering all aspects of day-to-day cloud maintenance and support, and (iv) IT infrastructure solutions covering on-premise private cloud setups and public cloud integrations, leveraging (including) our Sereno Cloud App360 AI and Data Science Platform (the “AI & Data Science Platform”).

We have experienced a substantial growth in financial performance recently. Our revenue increased by 31.4% from HK$107.6 million in 2022 to HK$141.4 million (US$18.1 million) in 2023. Our net income increased by 147.5% from HK$4.9 million in 2022 to HK$12.1 million (US$1.6 million) in 2023.

Key Factors that Affect Results of Operations

We believe the key factors affecting our financial condition and results of operations include the following:

●	We may fail to innovate or create new solutions which align with changing market and customer demand.

●	Our business may face risks of clients’ default on payment.

●	We may not manage our growth effectively, and our profitability may suffer.

●	Our reputation and brand recognition is crucial to our business. Any harm to our reputation or failure to enhance our brand

●	Recognition may materially and adversely affect our business, financial condition and results of operations.

●	Increases in labor costs in Hong Kong may adversely affect our business and results of operations.

The above does not list all the material risk factors that may affect our financial condition and results of operations. The above-mentioned risks and others are discussed in more detail in the section titled “Risk Factors.”

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Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”), which requires us to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the amounts of revenues and expenses during the fiscal years. Significant accounting estimates reflected in our consolidated financial statements mainly include the incremental borrowing rate used in the recognition of right-of-use assets and lease liabilities, allowance for the expected credit losses, the useful lives of property and equipment, valuation allowance for deferred tax assets and the estimated performance obligations completion progress towards certain services revenue. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Any future changes to these estimates and assumptions could cause a material change to our amounts of revenues, expenses, assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions.

Revenue Recognition

Our revenues are primarily generated from (i) sale of hardware products, (ii) sale of software and IT application products, (iii) maintenance and support services, (iv) IT professional services and (v) contracts with multiple performance obligations.

We account for our revenue under ASC Topic 606, Revenue from Contracts with Customers. We recognize our revenue when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services. To achieve this core principle, we apply the following five steps:

(a)	Identification of the contract(s) with the customer;

(b)	Identification of the performance obligations in the contract;

(c)	Determination of the transaction price, including any variable consideration;

(d)	Allocation of the transaction price to the performance obligations in the contract based on their relative standalone selling prices; and

(e)	Recognition of revenue when, or as, we satisfy a performance obligation.

Sale of Hardware Products

We recognize revenue from the sale of hardware products at the point in time when control of the hardware is transferred to the customer. This typically occurs upon delivery and acceptance of the hardware, when the customer gains the ability to use and benefit from the hardware.

Sale of Software and IT Application Products

We recognize revenue from the sale of software and IT application products, which may include packaged software, customized setup implementation, or integrated hardware and software platforms, at the point in time when control of the software is transferred to the customer.

The software or IT application license constitutes a “right to use” intellectual property (IP), as defined in ASC 606-10-55-54, because it provides the customer with control over the software from the point of delivery or activation.

A right-to-use license grants the customer a license to the software as it exists at the time the license is granted, with no significant ongoing updates or support that would make it a “right to access” license.

As such, revenue for the license is recognized at a point in time when control is transferred, typically upon delivery or activation of the software, in accordance with ASC 606.

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Maintenance and Support Services

Maintenance and support services related to software products typically consist of unspecified future updates and upgrades, as well as technical support provided over a period of one to 12 months. These services represent stand-alone performance obligations, and we recognize revenue rateably over the service period. Revenue for maintenance and support is deferred and recognized over time as we satisfy our obligation to provide updates and technical support.

IT Professional Services

IT professional services related to IT system setup, development, customization or integration services. These services represent stand-alone performance obligations, and revenue is recognized upon the completion of the services, when the customer gains the ability to use the system and benefit from the services provided by us.

Revenue from IT professional services is recognized at a point in time upon the completion of services. This determination is based on the following considerations under ASC 606-10-25-27:

(i)	Simultaneous Receipt and Consumption: The customer does not simultaneously receive and consume the benefits of the IT professional services as they are performed. The services are delivered as a complete solution, and the customer derives value only upon full completion.

(ii)	Creation or Enhancement of Customer-Controlled Asset: The services provided do not create or enhance an asset that the customer controls as the services are performed. The customer does not gain control until the services are completed.

(iii)	No Alternative Use and Enforceable Right to Payment: While the services are tailored to customer needs, they do not create an asset with no alternative use. Additionally, the Company does not have an enforceable right to payment for performance completed to date until the services are fully delivered and accepted by the customer.

Accordingly, control is transferred to the customer at a point in time, and revenue is recognized at that time.

Contracts with Multiple Performance Obligations

Contracts with customers often contain multiple performance obligations (e.g., hardware, software, and services). We evaluate each promised good or service in a contract to determine whether it is distinct in accordance with the criteria outlined in ASC 606-10-25-19 through 25-22.

A performance obligation is distinct if both of the following criteria are met:

(i)	The customer can benefit from the good or service either on its own or together with other readily available resources.
(ii)	The promise to transfer the good or service is separately identifiable from other promises in the contract.

The transaction price is allocated to each performance obligation based on their relative standalone selling prices (SSP). SSPs are determined using observable prices of goods or services when sold separately, or, when observable prices are not available, estimated using expected cost-plus margin approaches. Revenue for each performance obligation is recognized either at a point in time or over time, depending on when control of the performance obligation transfers to the customer.

Contract Scenarios with Multiple Performance Obligations

(i) Sale of Hardware Products with IT Professional Services (e.g., Setup, Development, Customization, or Integration Services)

●	Evaluation of Distinctness: The customer can benefit from the hardware products on their own or with other readily available resources. However, the associated IT professional services (such as system setup or customization) are highly interdependent and interrelated with the hardware. Our promise to provide the hardware and IT professional services is considered a single performance obligation because the hardware and services are not separately identifiable within the context of the contract.

●	Revenue Recognition: Revenue is recognized at the point in time when control transfers to the customer, typically upon completion of the hardware delivery and related services, as evidenced by a signed Customer Acceptance Form.

(ii) Sale of Software and IT Application Products with IT Professional Services (e.g., Setup, Development, Customization, or Integration Services)

●	Evaluation of Distinctness: Similar to the first scenario, while the customer can benefit from the software or IT application products on their own or with other resources, the IT professional services (e.g., customization or integration) are not distinct within the context of the contract. These services significantly modify or customize the software to meet the customer’s specific needs, making the promise to deliver software and IT professional services a combined performance obligation.

●	Revenue Recognition: Revenue is recognized at the point in time when control of both the software and related services is transferred to the customer, as evidenced by a signed Customer Acceptance Form.

53

(iii) Sale of Hardware, Software, and IT Application Products with IT Professional Services

●	Evaluation of Distinctness: We evaluate whether each good or service is distinct in the context of the contract. For these combinations, the hardware, software, and IT professional services are highly interdependent and interrelated, as the services significantly customize or integrate the hardware and software. As a result, the promises are combined into a single performance obligation.

●	Revenue Recognition: Revenue is recognized at the point in time when control of the combined solution is transferred to the customer, typically upon completion and customer acceptance.

(iv) Sale of Software and IT Application Products with Maintenance and Support Services

●	Evaluation of Distinctness: We assess whether the software licenses and maintenance/support services are distinct within the context of the contract. The customer can benefit from the software or IT application licenses on their own, and the promise to provide maintenance or support services is separately identifiable. However, based on management’s assessment, the maintenance and support services are immaterial to the total transaction price and do not significantly affect the timing or amount of revenue recognized. As a result, the software licenses and maintenance/support services are treated as a single performance obligation.

●	Revenue Recognition: Revenue for the combined performance obligation is recognized at a point in time when control of the software license is transferred to the customer, typically upon delivery or activation.

Variable Consideration

We estimate variable consideration, including potential refunds, penalties, or performance bonuses, using the expected value or most likely amount method, depending on which better predicts the amount of consideration to which we will be entitled. We recognize revenue only to the extent that it is probable that a significant reversal of cumulative revenue will not occur. For the years ended December 31, 2022, and 2023, we did not have any contracts with variable consideration, and no adjustments to the transaction price were necessary after initial recognition.

Principal versus Agent Considerations

In evaluating whether we are acting as a principal or an agent in its contracts, we considered the guidance in ASC 606-10-55-36 through 55-40. This evaluation focused on identifying the specified goods or services promised to the customer and assessing whether we obtain control of these goods or services before they are transferred to the customer.

Our IT solutions involve services, hardware, software, and IT application products. In these contracts, we provide a bundle of goods and services necessary to fulfil the performance obligations. While certain components of the solution, such as hardware and software, may be sourced from third-party providers, we direct and integrate these inputs into a cohesive IT solution that meets the customer’s needs.

Specifically:

(i) Control of Goods and Services:

We take control of the services, hardware, software, and IT application products prior to their delivery to the customer. This is evidenced by the Company’s ability to direct the use of these goods and services and to obtain the benefits from them before transfer.

We assume inventory risk for these goods, either upon receipt from the third-party provider or during their customization or bundling into the overall IT solution.

2. Primary Responsibility for Fulfilment:

We are responsible for ensuring the customer receives the specified solution, including resolving any issues with the delivery or functionality of the underlying services, hardware, software, and applications. This indicates that we are accountable for the overall performance of the arrangement.

3. Pricing Discretion:

We determine the pricing for the bundled solution, further supporting its role as principal.

Although we partner with cloud and technology service providers and outsources certain components to third-party providers, these third parties act as subcontractors or suppliers within our broader performance obligation. We do not merely arrange for the third parties to provide goods or services directly to the customer.

Based on the above, we concluded that we act as the principal in these transactions because we control the specified goods and services before transferring them to the customer.

54

Accounts Receivable, Net

Accounts receivable primarily consists of amounts due from our customers and related companies. We record these balances net of an allowance for expected credit losses, which is established in accordance with ASC 326, Financial Instruments—Credit Losses.

We estimate our allowance for expected credit losses using a forward-looking model that incorporates historical loss experience, current conditions, and reasonable and supportable forecasts of future economic conditions. We determine the allowance is determined through Portfolio-level analysis, which applies a historical loss rate to pools of receivables with similar risk characteristics, adjusted for expected changes in the macroeconomic environment and industry trends.

Our management evaluates receivables based on factors such as the aging of receivables, historical collection patterns, and the customer’s ability to pay, as well as broader economic factors that may affect the collectability of receivables. Significant judgments include evaluating the impact of economic downturns, industry-specific risks, and other external factors on customer creditworthiness.

Receivables are written off against the allowance when all reasonable collection efforts have been exhausted and our management determines that the likelihood of collection is remote. The timing of the write-off is based on specific criteria, including the length of time a receivable has been past due, customer bankruptcy, and other significant credit events.

As of December 31, 2022 and 2023, we had an allowance for expected credit losses of HK$842,674 and HK$493,720 (US$63,297), respectively. The reduction in the allowance reflects improvements in collection processes and positive shifts in economic conditions impacting our customers during the year.

Contract Assets and Contract Liabilities

Contract assets represent our right to consideration in exchange for goods or services that have been transferred to the customer, but for which billing has not yet occurred under the terms of the contract. We recognize contract assets when we satisfy a performance obligation and has a right to payment, but the payment is conditional on something other than the passage of time (e.g., future performance or acceptance of goods or services by the customer). We evaluate contract assets for expected credit losses in accordance with ASC 326 and measure at the net realizable value.

Contract liabilities represent the billings to date, as allowed under the terms of a contract, but not yet recognized as contract revenue using our revenue recognition policy. Contract liabilities arise when billings exceed the amount of revenue recognized based on our revenue recognition policy under ASC 606. We recognize revenue over time or at a point in time as performance obligations are satisfied, depending on the nature of the contract and the specific terms of the agreement.

We classify contract assets and liabilities as current or noncurrent depending on the timing of when the performance obligations are expected to be satisfied and when the related billings will occur. For contracts with multiple performance obligations, we allocate the transaction price to each performance obligation based on relative stand-alone selling prices. We regularly review our estimates of transaction prices, performance obligations, and the progress toward satisfaction of those obligations.

Any significant changes in contract assets and liabilities are disclosed separately in the financial statements and are primarily driven by the timing of the satisfaction of performance obligations and the receipt of customer payments.

55

Recent Accounting Pronouncements

See the discussion of the recent accounting pronouncements contained in Note 2 to the financial statements, “Summary of Significant Accounting Policies.”

Six Months ended June 30, 2023 and 2024

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated, both in absolute amount.

	Six months ended June 30,
	2023	2024		Variance
	HK$ (Unaudited)	HK$ (Unaudited)	US$ (Note 2(e)) (Unaudited)	HK$	% Change

Revenues	89,013,224	98,293,397	12,601,718	9,280,173	10.4
Cost of revenues	(78,634,199)	(85,885,003)	(11,010,898)	(7,250,804)	9.2
Gross profit	10,379,025	12,408,394	1,590,820	2,029,369	19.6

Operating expenses
Selling and marketing expenses	(383,628)	(896,260)	(114,905)	(512,632)	133.6
General and administrative expenses	(2,660,306)	(3,491,856)	(447,674)	(831,550)	31.3
Total operating expenses	(3,043,934)	(4,388,116)	(562,579)	(1,344,182)	44.2
Operating income	7,335,091	8,020,278	1,028,241	685,187	9.3
Interest income, net	4,847	10,529	1,350	5,682	117.2
Interest expense, net	-	(14,857)	(1,905)	(14,857)	100
Other income, net	206,887	89,226	11,439	(117,661)	(56.9)
Income before taxes	7,546,825	8,105,176	1,039,125	558,351	7.4
Income tax expenses	(1,055,875)	(1,170,616)	(150,079)	(114,741)	10.9
Net income	6,490,950	6,934,560	889,046	443,610	6.8

Earnings per share attributable to ordinary shareholders of the shareholders
Basic and diluted	0.20	0.21	0.03	-	-
Weighted average shares used in calculating basic and diluted net income per share	32,500,000	32,500,000	32,500,000	-	-

Revenues

The following table presented the breakdown of our revenue for the six months ended June 30, 2023 and 2024:

	Six months ended June 30,
	2023		2024			Change
	HK$	%	HK$	US$ (Note 2(e))%		%

Revenue from Products:
Contracts with Multiple Performance Obligations*:
- Sale of Software and IT Application Products with Maintenance and Support Services	8,043,073	9.0	7,602,187	974,639	7.7	(5.5)
Sale of Hardware Products	572,678	0.6	200,903	25,757	0.2	(64.9)
	8,615,751	9.6	7,803,090	1,000,396	7.9	(9.4)
Revenue from Services:
Contracts with Multiple Performance Obligations*:
- Sale of Hardware with IT Professional Services	42,326,212	47.6	36,944,835	4,736,517	37.6	(12.7)
- Sale of Software and IT Application products with IT Professional Services	33,169,517	37.3	47,822,064	6,131,034	48.7	44.2
IT Professional Services	3,412,821	3.8	3,233,871	414,599	3.3	(5.2)
Maintenance and Support Services	1,488,923	1.7	2,489,537	319,172	2.5	67.2
	80,397,473	90.4	90,490,307	11,601,322	92.1	12.6
Total revenues	89,013,224	100.0	98,293,397	12,601,718	100.0	10.4

*Revenue Recognition for Contracts with Non-Distinct Obligations

Contracts with customers often include a combination of goods (e.g., hardware, software) and services (e.g., IT professional services, integration, maintenance). When the goods and services in a contract are highly interdependent and interrelated, they are treated as a single performance obligation in accordance with ASC 606-10-25-21.

The total transaction price for such contracts is recognized as revenue at the point in time when control of the combined performance obligation transfers to the customer, typically upon customer acceptance. Due to the integrated nature of the deliverables, the Company cannot allocate revenue to individual components such as hardware, software, or services. Instead, revenue is categorized based on the predominant characteristic of the combined deliverable.

The following table summarizes disaggregated revenue from contracts with customers by geographic areas for the six months ended June 30, 2023 and 2024:

	Six months ended June 30,
	2023		2024			Change
	HK$ (Unaudited)%		HK$ (Unaudited)	US$ (Note 2(e)) (Unaudited)%		%

Hong Kong	83,013,666	93.3	74,240,730	9,518,043	75.5	(10.6)
Singapore	5,804,335	6.5	21,562,565	2,764,432	21.9	271.4
Others, including Philippines and Macau	195,223	0.2	2,490,102	319,243	2.6	1,175.5
Total revenues	89,013,224	100.0	98,293,397	12,601,718	100.0	10.4

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The following table presented the disaggregated revenues from contracts with customers by the timing of revenue recognition for the six months ended June 30, 2023 and 2024:

	Six months ended June 30,
	2023		2024			Change
	HK$ (Unaudited)%		HK$ (Unaudited)	US$ (Note 2(e)) (Unaudited)%		%

Revenue recognized at point in time
Sale of Hardware Products	572,678	0.6	200,903	25,757	0.2	(64.9)
IT Professional Services	3,316,725	3.7	3,137,229	402,209	3.2	(5.4)
Contracts with Multiple Performance Obligations	83,538,803	93.9	92,389,239	11,844,774	94.0	10.6
	87,428,206	98.2	95,727,371	12,272,740	97.4	9.5
Revenue recognized over time
Maintenance and Support Services	1,488,923	1.7	2,438,783	312,665	2.5	63.8
IT Professional Services	96,095	0.1	127,243	16,313	0.1	32.4
	1,585,018	1.8	2,566,026	328,978	2.6	61.9

Total revenues	89,013,224	100.0	98,293,397	12,601,718	100.0	10.4

Revenues increased by HK$9.3 million, or 10.4%, to HK$98.3 million (US$12.6 million) for the six months ended June 30, 2024 compared to HK$89.0 million for the same period in 2023.

The increase in revenues was mainly attributable to a cloud service solution project amounted to HK$18.9 million (US$2.4 million) for a new customer located in Singapore.

Cost of revenues

The following table presented the breakdown of our costs of revenues for the six months ended June 30, 2023 and 2024:

	Six months ended June 30,
	2023		2024			Change
	HK$	%	HK$	US$ (Note 2(e))%		%

Cost of Products:
- Hardware	40,600,734	51.6	32,995,211	4,230,155	38.4	(18.7)
- Software license and IT application license	32,484,797	41.3	43,546,784	5,582,921	50.7	34.1
	73,085,531	92.9	76,541,995	9,813,076	89.1	4.7
Cost of Services:
- Subcontracting fees	5,548,668	7.1	9,343,008	1,197,822	10.9	68.4
	5,548,668	7.1	9,343,008	1,197,822	10.9	68.4
Total cost of revenues	78,634,199	100.0	85,885,003	11,010,898	100.0	9.2

Cost of revenues consists primarily of subcontracting fees, cost of hardware, software license and IT application license directly attributable to services provided. For the six months ended June 30, 2024, cost of revenues was HK$85.9 million (US$11.0 million), increased by HK7.3 million or 9.2% from HK$78.6 million in the same period in 2023. The increase was mainly attributable to increase in cost of software license and IT application license for and subcontracting fees for the IT solution projects performed during the six months ended June 30, 2024. Such increases were partially offset by the decrease in hardware cost.

Gross profit

As a result of the foregoing, gross profit for the six months ended June 30, 2024 was HK$12.4 million (US$1.6 million), an increase of HK$2.0 million from HK$10.4 million for the same period in 2023. The gross profit margin increased from 11.7% for the six months ended June 30, 2023 to 12.6% for the six months ended June 30, 2024, which was mainly attributable to the increase in our revenue from managed and support service with AI and AIOps included in the revenue categories of “Sale of Software and IT Application Products with IT Professional Services”, which generally entailed higher gross profit margins.

Selling and marketing expenses

Selling and marketing expenses consisted primarily of (i) marketing service fee paid to the third party; and (ii) commission paid to the third parties relevant to the sales function.

Our major selling and marketing expenses were comprised of the following items during the periods indicated:

	Six months ended June 30,
	2023		2024			Change
	HK$ (Unaudited)%		HK$ (Unaudited)	US$ (Note 2(e)) (Unaudited)%		%

Marketing service fee paid to the third party	353,248	92.1	864,000	110,769	96.4	144.6
Commission paid to the third parties	30,380	7.9	32,260	4,136	4.6	6.2
Total	383,628	100.0	896,260	114,905	100.0	133.6

Selling and marketing expenses increased by HK$0.5 million or 133.6% from HK$0.4 million for the six months ended June 30, 2023 to HK$0.9 million (US$0.1 million) for the six months ended June 30, 2024. The increase was mainly driven by the increase in marketing service fee paid to the third party by HK$0.5 million (US$0.07 million) as we would like to expand our customer base and revenue, not only in Hong Kong, but also in other Asia Pacific areas, by putting more resource to the marketing activities.

General and administrative expenses

General and administrative expenses primarily consist of salaries, bonuses, and benefits for employees involved in general corporate functions, such as finance, human resources, legal, and executive management. These expenses also include depreciation and amortization related to assets used in corporate activities, legal and professional service fees, entertainment expenses, short-term rental expenses for office spaces, and other administrative expenses.

Our major general and administrative expenses were comprised of the following items during the periods indicated:

	Six months ended June 30,
	2023		2024			Change
	HK$ (Unaudited)%		HK$ (Unaudited)	US$ (Note 2(e)) (Unaudited)%		%

Salaries, bonuses, and benefits for employees	1,737,810	65.3	2,306,328	295,683	66.0	32.7
Amortization of intangible asset	158,117	5.9	260,614	33,412	7.5	64.8
Depreciation of property and equipment	9,451	0.4	13,811	1,771	0.4	46.1
Short-term rental expenses	211,503	8.0	212,412	27,232	6.1	0.4
Legal and professional service fees	76,703	2.9	147,810	18,950	4.2	92.7
Expected credit loss on trade receivables	-	-	229,528	29,427	6.6	100
Entertainment expenses	216,413	8.1	82,687	10,601	2.4	(61.8)
Repair and maintenance expenses	37,500	1.4	1,500	192	0.0	(96.0)
Others	212,809	8.0	237,166	30,406	6.8	11.4
Total	2,660,306	100.0	3,491,856	447,674	100.0	31.3

General and administrative expenses increased by HK$0.8 million or 31.3% from HK$2.7 million for the six months ended June 30, 2023 to HK$3.5 million (US$0.4 million) for the six months ended June 30, 2024 mainly driven by (i) the increase in salaries, bonuses, and benefits for employees as a result of the increase in number if headcount and also the average monthly salary; (ii) the increase in amortization of intangible asset attributable to the information technology service management system; and (iii) the increase in expected credit loss on trade receivables. Such increases were partially offset by the decrease in entertainment expenses.

57

Interest income

Interest income represented the interest income derived from bank saving deposits. For the six months ended June 30, 2023 and 2024, we recorded interest income of HK$4,847 and HK$10,529 (US$1,350), respectively.

Interest expense

Interest expense represented the interest on an instalment bank loan of HK$5 million (US$0.64 million) under the SME Financing Guarantee Scheme with a 100% guarantee provided by HKMC Insurance Limited secured during the six months ended June 30, 2024. For the six months ended June 30, 2023 and 2024, we recorded interest expense of nil and HK$14,857 (US$1,905), respectively.

Other income

Other income was primarily comprised of subsidies granted by the Hong Kong government, net exchange gain and other sundry income.

Our other income was comprised of the following items during the periods indicated:

	Six months ended June 30,
	2023		2024			Change
	HK$ (Unaudited)%		HK$ (Unaudited)	US$ (Note 2(e)) (Unaudited)%		%

Government subsidies	124,556	60.2	-	-	-	(100.0)
Exchange gain, net	6,338	3.1	2,943	377	3.3	(53.6)
Sundry income	75,993	36.7	86,283	11,062	96.7	13.5
Total	206,887	100.0	89,226	11,439	100.0	(56.9)

Other income decreased by HK$0.1 million or 56.9% from HK$0.2 million for the six months ended June 30, 2023 to HK$89,266 (US$11,439) for the six months ended June 30, 2024 mainly driven by the decrease in government subsidiaries during the six months ended June 30, 2024.

Income tax expenses

Income tax expenses was HK$1.2 million (US$0.2 million) for the six months ended June 30, 2024, as compared to HK$1.1 million for the same period of 2023. The increase in income tax expenses by HK$0.1 million or 10.9% was due to the increase in gross profit during six months ended June 30, 2024.

Net income

As a result of the above discussed, we recorded a net income of HK$6.9 million (US$0.9 million) for the six months ended June 30, 2024, representing an increase of HK$0.4 million or 6.8% from a net income of HK$6.5 million for the six months ended June 30, 2023.

Years ended December 31, 2022 and 2023

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the years indicated, both in absolute amount.

	Year ended December 31,
	2022	2023		Variance
	HK$	HK$	US$ (Note 2(e))	HK$	% Change

Revenues	107,628,218	141,372,358	18,124,661	33,744,140	31.4
Cost of revenues	(97,227,521)	(121,462,858)	(15,572,161)	(24,235,337)	24.9
Gross profit	10,400,697	19,909,500	2,552,500	9,508,803	91.4

Operating expenses
Selling and marketing expenses	(365,540)	(1,024,598)	(131,359)	(659,058)	180.3
General and administrative expenses	(4,876,608)	(4,989,693)	(639,704)	(113,085)	2.3
Total operating expenses	(5,242,148)	(6,014,291)	(771,063)	(772,143)	14.7
Operating income	5,158,549	13,895,209	1,781,437	8,736,660	169.4
Interest income, net	2,600	13,838	1,774	11,238	432.2
Other income, net	438,168	358,441	45,954	(79,727)	(18.2)
Income before taxes	5,599,317	14,267,488	1,829,165	8,668,171	154.8
Income tax expenses	(708,597)	(2,161,815)	(277,156)	(1,453,218)	205.1
Net income	4,890,720	12,105,673	1,552,009	7,214,953	147.5

Earnings per share attributable to ordinary shareholders of the shareholders
Basic and diluted	0.15	0.37	0.05	-	-
Weighted average shares used in calculating basic and diluted net income per share	32,500,000	32,500,000	32,500,000	-	-

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Revenues

The following table presented the breakdown of our revenue for the years ended December 31, 2022 and 2023:

	Year ended December 31,
	2022		2023			Change
	HK$	%	HK$	US$ (Note 2(e))%		%

Revenue from Products:
Contracts with Multiple Performance Obligations*:
- Sale of Software and IT Application Products with Maintenance and Support Services	10,340,036	9.6	17,239,574	2,210,202	12.2	66.7
Sale of Hardware Products	921,490	0.8	834,848	107,032	0.6	(9.4)
	11,261,526	10.4	18,074,422	2,317,234	12.8	60.5
Revenue from Services:
Contracts with Multiple Performance Obligations*:
- Sale of Hardware with IT Professional Services	54,658,335	50.8	58,250,642	7,468,031	41.2	6.6
- Sale of Software and IT Application products with IT Professional Services	32,971,142	30.6	52,958,769	6,789,586	37.5	60.6
- Sale of Hardware, Software and IT Application Products with IT Professional Services	74,400	0.1	5,095,674	653,291	3.6	6,749.0
IT Professional Services	7,830,723	7.3	4,848,321	621,579	3.4	(38.1)
Maintenance and Support Services	832,092	0.8	2,144,530	274,940	1.5	157.7
	96,366,692	89.6	123,297,936	15,807,427	87.2	27.9
Total revenues	107,628,218	100.0	141,372,358	18,124,661	100.0	31.4

*Revenue Recognition for Contracts with Non-Distinct Obligations

Contracts with customers often include a combination of goods (e.g., hardware, software) and services (e.g., IT professional services, integration, maintenance). When the goods and services in a contract are highly interdependent and interrelated, they are treated as a single performance obligation in accordance with ASC 606-10-25-21.

The total transaction price for such contracts is recognized as revenue at the point in time when control of the combined performance obligation transfers to the customer, typically upon customer acceptance. Due to the integrated nature of the deliverables, the Company cannot allocate revenue to individual components such as hardware, software, or services. Instead, revenue is categorized based on the predominant characteristic of the combined deliverable.

The following table summarizes disaggregated revenue from contracts with customers by geographic areas for the years ended December 31, 2022 and 2023:

	Year ended December 31,
	2022		2023			Change
	HK$	%	HK$	US$ (Note 2(e))%		%

Hong Kong	99,666,436	92.6	128,519,292	16,476,832	90.9	28.9
Singapore	7,751,861	7.2	10,090,715	1,293,681	7.1	30.2
Others, including Philippines, Macau, Japan and Malaysia	209,921	0.2	2,762,351	354,148	2.0	1,215.9
Total revenues	107,628,218	100.0	141,372,358	18,124,661	100.0	31.4

The following table presented the disaggregated revenues from contracts with customers by the timing of revenue recognition for the years ended December 31, 2022 and 2023:

	Year ended December 31,
	2022		2023			Change
	HK$	%	HK$	US$ (Note 2(e))%		%

Revenue recognized at point in time
Sale of Hardware Products	921,490	0.9	834,848	107,032	0.6	(9.4)
IT Professional Services	6,815,946	6.3	3,600,962	461,662	2.5	(47.2)
Contracts with Multiple Performance Obligations	98,043,913	91.1	133,544,659	17,121,110	94.5	36.2
	105,781,349	98.3	137,980,469	17,689,804	97.6	30.4
Revenue recognized over time
Maintenance and Support Services	832,092	0.8	2,144,530	274,940	1.5	157.7
IT Professional Services	1,014,777	0.9	1,247,539	159,917	0.9	22.9
	1,846,869	1.7	3,391,889	434,857	2.4	83.7

Total revenues	107,628,218	100.0	141,372,358	18,124,661	100.0	31.4

Revenues increased by HK$33.8 million, or 31.4%, to HK$141.4 million (US$18.1 million) for the year ended December 31, 2023 compared to HK$107.6 million for the same period in 2022.

The increase in revenues was mainly attributable to the increase in revenues from managed and support service with AI and AIOps and IT infrastructure solution service, which were included in the revenue categories of “Sale of Hardware with IT Professional Services”, “Sale of Software and IT Application Products with IT Professional Services” and “Sale of Hardware, Software and IT Application Products with IT Professional Services” during the year ended December 31, 2023. Such increase was primarily attributable to a cloud service solution project amounted to HK$25.3 million (US$3.2 million) for a customer.

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Cost of revenues

The following table presented the breakdown of our costs of revenues for the years ended December 31, 2022 and 2023:

	Year ended December 31,
	2022		2023			Change
	HK$	%	HK$	US$ (Note 2(e))%		%

Cost of Products:
- Hardware	48,045,629	49.4	56,230,538	7,209,043	46.3	17.0
- Software license and IT application license	34,769,072	35.8	54,817,278	7,027,856	45.1	57.7
	82,814,701	85.2	111,047,816	14,236,899	91.4	74.7
Cost of Services:
- Subcontracting fees	14,412,820	14.8	10,415,042	1,335,262	8.6	(27.7)
	14,412,820	14.8	10,415,042	1,335,262	8.6	(27.7)
Total cost of revenues	97,227,521	100.0	121,462,858	15,572,161	100.0	24.9

Cost of revenues consists primarily of subcontracting fees, cost of hardware, software license and IT application license directly attributable to services provided. For the year ended December 31, 2023, cost of revenues was HK$121.5 million (US$15.6 million), increased by HK24.3 million or 24.9% from HK$97.2 million in the same period in 2022. The increase was mainly attributable to the increase in cost of hardware, software license and IT application license for the IT solution projects performed during the year ended December 31, 2023.

Gross profit

As a result of the foregoing, gross profit for the year ended December 31, 2023 was HK$19.9 million (US$2.6 million), an increase of HK$9.5 million from HK$10.4 million for the same period in 2022. The gross profit margin increased from 9.7% for the year ended December 31, 2022 to 14.1% for the year ended December 31, 2023, which was mainly attributable to the increase in our revenue from managed and support service with AI and AIOps included in the revenue category of “Sale of Software and IT Application Products with IT Professional Services”, which generally entailed higher gross profit margins.

Selling and marketing expenses

Selling and marketing expenses consisted primarily of (i) marketing service fee paid to the third party; and (ii) commission paid to the third parties relevant to the sales function.

Our major selling and marketing expenses were comprised of the following items during the years indicated:

	Year ended December 31,
	2022		2023			Change
	HK$	%	HK$	US$ (Note 2(e))%		%

Marketing service fee paid to the third party	33,000	9.0	986,495	126,474	96.3	2,889.4
Commission paid to the third parties	332,540	91.0	38,103	4,885	3.7	(88.5)
Total	365,540	100.0	1,024,598	131,359	100.0	180.3

Selling and marketing expenses increased by HK$0.6 million or 180.3% from HK$0.4 million for the year ended December 31, 2022 to HK$1.0 million (US$0.1 million) for the year ended December 31, 2023 mainly driven by increase in marketing service fee paid to the third party by HK$0.9 million (US$0.12 million) as we would like to expand our customer base and revenue, not only in Hong Kong, but also in other Asia Pacific areas, by putting more resource to the marketing activities.

General and administrative expenses

General and administrative expenses primarily consist of salaries, bonuses, and benefits for employees involved in general corporate functions, such as finance, human resources, legal, and executive management. These expenses also include depreciation and amortization related to assets used in corporate activities, legal and professional service fees, entertainment expenses, short-term rental expenses for office spaces, and other administrative expenses.

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Our major general and administrative expenses were comprised of the following items during the years indicated:

	Year ended December 31,
	2022		2023			Change
	HK$	%	HK$	US$ (Note 2(e))%		%

Salaries, bonuses, and benefits for employees	2,926,105	60.0	3,513,248	450,417	70.4	20.1
Amortization of intangible asset	-	-	378,802	48,564	7.6	100
Depreciation of property and equipment	12,850	0.3	22,940	2,941	0.4	78.5
Short-term rental expenses	423,006	8.7	423,158	54,251	8.5	0.0
Legal and professional service fees	161,250	3.3	183,055	23,468	3.7	13.5
Expected credit loss on trade receivables / (Reversal of current expected losses on accounts receivable)	842,674	17.3	(348,954)	(44,738)	(7.0)	(141.4)
Entertainment expenses	181,138	3.7	363,067	46,547	7.3	100.4
Repair and maintenance expenses	-	-	88,800	11,385	1.8	100
Others	329,585	6.7	365,577	46,869	7.3	10.9
Total	4,876,608	100.0	4,989,693	639,704	100.0	2.3

General and administrative expenses increased by HK$0.1 million or 2.3% from HK$4.9 million for the year ended December 31, 2022 to HK$5.0 million (US$0.6 million) for the year ended December 31, 2023 mainly driven by (i) the increase in salaries, bonuses, and benefits for employees as a result of the increase in number of headcount and also the average monthly salary; (ii) the increase in amortization of intangible asset attributable to the information technology service management system has been commenced to use since January 2023, and (iii) the increase in entertainment expenses, repair and maintenance expenses and other operating expenses. Such increases were partially offset by the reversal of current expected credit loss on trade receivables.

Interest income

Interest income represented the interest income derived from bank saving deposits. For the years ended December 31, 2022 and 2023, we recorded interest income of HK$2,600 and HK$13,838 (US$1,774), respectively.

Other income

Other income was primarily comprised of subsidies granted by the Hong Kong government, net exchange gain and other sundry income.

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Our other income was comprised of the following items during the years indicated:

	Year ended December 31,
	2022		2023			Change
	HK$	%	HK$	US$ (Note 2(e))%		%

Government subsidies	280,000	63.9	148,556	19,046	41.4	(46.9)
Exchange gain, net	-		32,614	4,181	9.1	100
Sundry income	158,168	36.1	177,271	22,727	49.5	12.1
Total	438,168	100.0	358,441	45,954	100.0	(18.2)

Other income decreased by HK$0.08 million or 18.2% from HK$0.44 million for the year ended December 31, 2022 to HK$0.36 million (US$0.05 million) for the year ended December 31, 2023 mainly driven by the drop of subsidy under the Employment Support Scheme we received from the Hong Kong government during the year ended December 31, 2023.

Income tax expenses

Income tax expenses was HK$2.2 million (US$0.3 million) for the year ended December 31, 2023, as compared to HK$0.7 million for the same period of 2022. The significant increase in income tax expenses by HK$1.5 million or 205.1% was due to increase in gross profit during the year ended December 31, 2023.

Net income

As a result of the above discussed, we recorded a net income of HK$12.1 million (US$1.6 million) for the year ended December 31, 2023, representing a significant increase of HK$7.2 million or 147.5% from a net income of HK$4.9 million for the year ended December 31, 2022.

Liquidity and Capital Resources

We financed our daily operations and business development through cash generated from the operations of SCS. As of June 30, 2023 and 2024, our cash and cash equivalents balance were HK$5.1 million and HK$11.4 million (US$1.5 million), respectively.

The following table set forth a summary of our cash flows for the periods/years indicated:

	Year ended December 31,			Six months ended June 30,
	2022	2023	2023	2023	2024	2024
	HK$	HK$	US$ (Note 2(e))	HK$ (Unaudited)	HK$ (Unaudited)	US$ (Note 2(e)) (Unaudited)

Net cash provided by operating activities	8,729,828	8,249,163	1,057,585	1,309,899	3,198,925	410,117
Net cash used in investing activities	(1,300,150)	(980,807)	(125,745)	(976,930)	(1,197,896)	(153,576)
Net cash used in financing activities	(4,633,636)	(6,406,852)	(821,391)	(4,221,610)	(464,530)	(59,554)

Cash Flow Activities for the Six Months Ended June 30, 2023 and 2024

Cash Provided by Operating Activities:

For the six months ended June 30, 2023, net cash provided by operating activities was HK$1.3 million, primarily resulted from the net income of HK$6.5 million as adjusted for non-cash items and changes in operating assets and liabilities. Adjustments for non-cash items primarily consisted of (i) amortization of intangible asset of HK$0.2 million and (ii) deferred income tax of HK$0.1 million. Changes in operating assets and liabilities primarily driven by a decrease in deferred revenue (contract liabilities) of HK$3.4 million and decrease in accounts payable of HK$1.8 million, partially offset by increase in taxable payable of HK$0.9 million.

For the six months ended June 30, 2024, net cash provided by operating activities was HK$3.2 million (US$0.4 million), primarily resulted from the net income of HK$6.9 million (US$0.9 million) as adjusted for non-cash items and changes in operating assets and liabilities. Adjustments for non-cash items primarily consisted of (i) amortization of intangible asset of HK$0.3 million (US$33,412); (ii) allowance for the current expected credit losses on accounts receivable of HK$0.2 million (US$29,427) and (iii) deferred income tax of HK$0.1 million (US$14,544). Changes in operating assets and liabilities primarily driven by a decrease in deferred revenue (contract liabilities) of HK$14.3 million (US$1.8 million) and decrease in accounts payable of HK$3.6 million (US$0.5 million), partially offset by an decrease of prepayment and other current assets, net of HK$11.6 million (US$1.5 million).

Cash Used in Investing Activities:

For the six months ended June 30, 2023, net cash used in investing activities was HK$1.0 million, which was mainly for the enhancement cost of an information technology service management system paid to a third-party system developer. For the six months ended June 30, 2024, net cash used in investing activities was HK$1.2 million (US$0.2 million), which was mainly for the enhancement cost of an information technology service management system paid to a third-party system developer.

Cash Used in Financing Activities:

For the six months ended June 30, 2024, net cash used in financing activities of HK$0.5 million (US$59,554) consisted of dividend paid of HK$5.5 million (US$0.7 million) and proceeds from bank borrowings of HK$5.0 million (US$0.6 million).

Cash Flow Activities for the Years Ended December 31, 2022 and 2023

Cash Provided by Operating Activities:

For the year ended December 31, 2022, net cash provided by operating activities was HK$8.7 million, primarily resulted from the net income of HK$4.9 million as adjusted for non-cash items and changes in operating assets and liabilities. Adjustments for non-cash items primarily consisted of allowance for the expected credit losses on accounts receivable of HK$0.8 million. Changes in operating assets and liabilities mainly included increase in accounts payable of HK$11.5 million, decrease in prepayment and other current assets of HK$6.1 million and increase in deferred revenue (contract liabilities) of HK$3.5 million, partially offset by increase in accounts receivable, net of HK$20.0 million.

For the year ended December 31, 2023, net cash provided by operating activities was HK$8.2 million (US$1.1 million), primarily resulted from the net income of HK$12.1 million (US$1.6 million) as adjusted for non-cash items and changes in operating assets and liabilities. Adjustments for non-cash items primarily consisted of (i) amortization of intangible asset of HK$0.4 million (US$48,564); and (ii) deferred income tax of HK$0.2 million (US$19,403), partially offset by the reversal of allowance for the expected credit losses on accounts receivable of HK$0.3 million (US$44,738). Changes in operating assets and liabilities primarily driven by an increase in deferred revenue (contract liabilities) of HK$10.8 million (US$1.4 million), decrease in accounts receivable of HK$7.0 million (US$0.9 million) and increase in tax payable of HK$2.0 million (US$0.3 million), offset by an increase of prepayment and other current assets of HK$11.6 million (US$1.5 million) and a decrease in accounts payable of HK$11.1 million (US$1.4 million).

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Cash Used in Investing Activities:

For the year ended December 31, 2022, net cash used in investing activities was HK$1.3 million, which was mainly for the development cost of an information technology service management system paid to the third-party system developer. For the year ended December 31, 2023, net cash used in investing activities was HK$1.0 million (US$0.1 million), which was mainly for the enhancement cost of an information technology service management system paid to a third-party system developer.

Cash Used in Financing Activities:

For the year ended December 31, 2022, net cash used in financing activities of HK$4.6 million in relation to net movement in amount due from shareholders. For the year ended December 31, 2023, net cash used in financing activities of HK$6.4 million (US$0.8 million) consisted of, dividend paid of HK$8.5 million (US$1.1 million) and net movement in amount due from shareholders of HK$2.1 million (US$0.3 million).

The following table set forth a summary of our working capital as of the dates indicated:

	As of December 31,			As of June 30,
	2022	2023		2024
	HK$	HK$	US$ (Note 2(e))	HK$ (Unaudited)	US$ (Note 2(e)) (Unaudited)

Current assets	34,173,151	39,198,538	5,025,454	27,578,865	3,535,752
Current liabilities	28,221,707	39,188,664	5,024,188	16,497,414	2,115,052
Working capital	5,951,444	9,874	1,266	11,081,451	1,420,700

Current assets as of December 31, 2022 was HK$34.2 million. Out of this balance, we had cash and cash equivalents in an amount of HK$9.0 million of which approximately HK$8.9 million was denominated in Hong Kong Dollar and approximately HK$0.1 million was denominated in US Dollar. The entire cash balance was deposited in financial institutions in Hong Kong Special Administrative Region, PRC. The current asset balance also mainly included accounts receivable, net of HK$22.4 million and amount due from related parties – non trade of HK$2.1 million.

Current liabilities as of December 31, 2022 was HK$28.2 million. This amount was mainly composed of accounts payable of HK$18.2 million and deferred revenue (contract liabilities) of HK$7.8 million.

Current assets as of December 31, 2023 was HK$39.2 million (US$5.0 million). Out of this balance, we had cash and cash equivalents in an amount of HK$9.9 million (US$1.3 million) of which approximately HK$8.5 million was denominated in Hong Kong Dollar and approximately HK$1.3 million was denominated in US Dollar. The entire cash balance was deposited in financial institutions in Hong Kong Special Administrative Region. The current asset balance also mainly included accounts receivable, net of HK$15.7 million (US$2.0 million) and advances to suppliers of HK$11.6 million (US$1.5 million).

Current liabilities as of December 31, 2023 was HK$39.2 million (US$5.0 million). This amount was mainly composed of accounts payable of HK$7.1 million (US$0.9 million), amount due to related parties – non trade of HK$9.0 million (US$1.2 million) and deferred revenue (contract liabilities) of HK$18.6 million (US$2.4 million). The HK$9.0 million amount due to related parties – non-trade mainly represented the dividend payable of HK$9.0 million (US$1.2 million) to the shareholders.

Current assets as of June 30, 2024 was HK$27.6 million (US$3.5 million). Out of this balance, we had cash and cash equivalents in an amount of HK$11.4 million (US$1.5 million) of which approximately HK$7.7 million was denominated in Hong Kong Dollar and approximately HK$3.7 million was denominated in US Dollar. The entire cash balance was deposited in financial institutions in Hong Kong Special Administrative Region. The current asset balance also mainly included accounts receivable, net of HK$14.8 million (US$1.9 million).

Current liabilities as of June 30, 2024 was HK$16.5 million (US$2.1 million). This amount was mainly composed of accounts payable of HK$3.5 million (US$0.4 million), amount due to related parties – non trade of HK$3.5 million (US$0.5 million), tax payable of HK$3.8 million (US$0.5 million) and deferred revenue (contract liabilities) of HK$4.3 million (US$0.5 million). The HK$3.5 million amount due to related parties – non-trade mainly represented mainly represented the dividend payable of HK$3.5 million (US$0.5 million) to the shareholders.

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We will have sufficient working capital to meet our present requirements and for the next 12 months from the date of this prospectus.

Contractual Obligations

The following table summarized our contractual obligations as of June 30, 2024:

	Payments Due by Period
	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years	Total
	HK$	HK$	HK$	HK$	HK$

Contractual Obligations:
Operating lease obligation	244,824	102,010	-	-	346,838
Total contractual obligations	244,824	102,010	-	-	346,838

	Payments Due by Period
	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years	Total
	US$ (Note 2(e))	US$ (Note 2(e))	US$ (Note 2(e))	US$ (Note 2(e))	US$ (Note 2(e))

Contractual Obligations:
Operating lease obligation	31,388	13,078	-	-	44,466
Total contractual obligations	31,388	13,078	-	-	44,466

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, including arrangements that would affect our liquidity, capital resources, market risk support, and credit risk support or other benefits.

Concentration of Risks

Political, Social and Economic Risks

Our main operations are located in Hong Kong. Accordingly, our business, financial condition, and results of operations may be influenced by political, economic, and legal environments in Hong Kong, as well as by the general state of the economy in Hong Kong. Our results may be adversely affected by changes in the political, regulatory and social conditions in Hong Kong. Although we have not experienced losses from these situations and believe that we are in compliance with existing laws and regulations including our organization and structure disclosed in Note 1 to the consolidated financial statements, such experience may not be indicative of future results.

Our business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt our operations.

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Interest Rate Risk

We are exposed to interest rate risk on our interest-bearing assets and liabilities. As part of our asset and liability risk management, we review and take appropriate steps to manage our interest rate exposure on our interest-bearing assets and liabilities. We have not been exposed to material risks due to changes in market interest rates, and have not used any derivative financial instruments to manage the interest risk exposure during the years presented.

Credit Risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of cash, accounts receivable, amounts due from related parties and prepayment and other current assets. As of the years ended December 31, 2022 and 2023, approximately HK$9,011,947 and HK$9,873,451 (US$1,265,827) were deposited with financial institutions located in Hong Kong, respectively. In accordance with the relevant regulations in Hong Kong, the maximum insured bank deposit amount is HK$500,000 for each financial institution. While we believe that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

We are also exposed to risk from our accounts receivable, amounts due from related companies and prepayment and other current assets. These assets are subjected to credit evaluations. An allowance has been made for estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

Concentration Risk

There were two and three customers from whom revenues individually represent greater than 10% of our total revenues for the fiscal years ended December 31, 2022 and 2023, respectively. The total sales to these customers accounted for approximately 53.8% and 62.2% of total revenues for the fiscal years ended December 31, 2022 and 2023, respectively. There were two and two customers from whom receivables individually represent greater than 10% of our total gross accounts receivable as of December 31, 2022 and 2023 respectively. The total receivables from these customers accounted for approximately 72.4% and 31.5% of our accounts receivable as of December 31, 2022 and 2023 respectively.

Future Financings

We may sell our Ordinary Shares in order to fund our business growth. Issuances of additional shares will result in dilution to existing shareholders. There is no assurance that we will achieve sales of our equity securities or arrange for debt or other financing to fund our growth in case it is necessary, or if we are able to do so, there is no guarantee that existing shareholders will not be substantially diluted.

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Business

OUR MISSION

To provide comprehensive, easy-to-use cloud solutions that help our valued clients grow and evolve their business by combining advanced cloud technologies with innovative digital solutions.

OVERVIEW

We are a pioneer in providing one-stop cloud solutions that support companies across the IT industry value chain throughout their entire cloud transformation journey from consulting, deployment and migration to cloud environment building and management. We were founded in December 2014 by a group of passionate and experienced professionals, who envisioned the potential of cloud technology to transform the way businesses of various sizes operate. Recognizing the growing need for digitization and the benefits that cloud technology could bring to businesses, our founders set out to create a company that would bridge the gap between cloud services providers and companies who seek to move to the cloud.

Our business primarily comprises (i) digital transformation consulting services consisting primarily of cloud suitability assessment, real-time resource management and strategic planning and advisory, (ii) professional IT services comprising a wide range of capabilities designed to facilitate seamless cloud integration and digital transformation, (iii) AI-powered proactive cloud managed services covering all aspects of day-to-day cloud maintenance and support, and (iv) IT infrastructure solutions covering on-premise private cloud setups and public cloud integrations including infrastructure applications such as our Sereno Cloud App360 AI and Data Science Platform (the “AI & Data Science Platform”), which consists of several core components.

Since our inception, we have focused on innovation in our cloud solutions and the application of emerging technologies such as cloud technology and AI. Our efforts are backed by our team of experts, deep understanding of evolving IT needs, high operational flexibility, and flat, efficient organization structure. Together, these features enable fast solution development, launch and iteration, and a series of customer-oriented cloud solutions and go-to-market strategies. Thus, we are able to rapidly expand even with a limited operating history.

We primarily operate our business in the Asia-Pacific region with a strong presence in Hong Kong and Singapore. Throughout our over nine years of operating history, we have proactively sought opportunities for growth in our cloud solutions business and by accumulating our project experience and building customer relationships and reputation in Hong Kong. Currently, we have expanded our geographical presence to other regions in Asia-Pacific including Singapore, the Philippines, Taiwan, Indonesia and Australia since 2019.

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Throughout our more than nine years of operation, we have proactively sought growth opportunities in our cloud solutions business, where we have accumulated extensive project experience and built solid customer relationships and reputation in Hong Kong. Since 2019, we have been expanded our geographical presence to other regions in Asia-Pacific, and now have operations in Hong Kong, Singapore, the Philippines, Taiwan, Indonesia and Australia. In particular, we have a significant presence in Hong Kong and Singapore.

We had served over 150 clients and 500 tenants in each of 2022 and 2023. Our clients are primarily divided into two categories, namely IT partner clients and end-user clients. Our partner clients primarily include system integration solutions providers, telecommunication companies and wholesalers, who typically procure our cloud solutions to provide services to end users, while our end-user clients primarily include government, public utility companies, non-governmental organizations, small and medium-sized enterprises, large multinational corporations and local enterprises in industries such as financial services, logistics and education. Tenant refers to our clients’ dedicated and isolated space within the cloud environment where their users, data, and resources are stored independently from others, which we help to manage and optimize. We believe that our diverse and extensive customer base provides us with a stable business and diversified sources of revenue.

Going forward, we plan to capture the extensive potential of the cloud computing market in the Asia-Pacific region through our enriching cloud solutions and expanding cloud infrastructure.

OUR MARKET OPPORTUNITY

The global cloud computing market is experiencing unprecedented growth, driven by the increasing demand for flexible, scalable, and cost-effective cloud solutions. According to a research report titled “Cloud Computing Market by Service Model (IaaS, PaaS, SaaS), Deployment Model(Public Cloud, Private Cloud, Hybrid Cloud), Organization Size, Vertical (BFSI, Telecommunications, Manufacturing, Retail & Consumer Goods) and Region - Global Forecast to 2028” published by MarketsandMarkets in December 2023, the size of the global cloud computing market is expected to grow at a compound annual growth rate (“CAGR”) of 15.1% from $626.4 billion in 2023 to $1,266.4 billion in 2028; while according to a research report titled “Asia Pacific Cloud Computing Market Forecast to 2028” published by Technology, Media and Telecommunications in September 2022, the size of the Asia-Pacific cloud computing market is expected to grow at a CAGR of 25.6% from $94.4 billion in 2022 to $370.9 billion in 2028. We believe we enjoy a vast market opportunity, particularly within the commercial segment, where there is a growing need for digital transformation and cloud adoption.

Specifically, according to Gartner’s market research report titled “Market Share Analysis: Infrastructure as a Service, Worldwide, 2023” published in June 2024, the global infrastructure as a service (“IaaS”) market grew at a year-over-year (“YoY”) rate of 16.2% from $120 billion in 2022 to US$140 billion in 2023, and it estimates that Asia-Pacific will represent the most active market. Furthermore, the report titled “Asia/Pacific (Excluding Japan) Whole Cloud Services Forecast, 2024—2027” published by International Data Corporation (“IDC”) in March 2024 stated that Asia-Pacific is experiencing a double-headed IT spending boom, with public cloud services and software investments skyrocketing. According to IDC, cloud spending is forecasted to reach US$329.1 billion by 2027; while cloud spending in Asia-Pacific grew at a YoY rate of 10% in 2023, and is expected to further grow at a YoY rate of 23.4% to reach US$200 billion in 2024 as cloud-related spending continues to accelerate. In particular, according to a research report titled “Forecast: Public Cloud Services, Worldwide, 2022-2028, 1Q24 Update” published by Gartner in March 2024, end-user spending on public cloud services is forecasted to grow at a YoY rate of 20.4% from US$561 billion in 2023 to US$675.4 billion in 2024, driven by generative AI (“GenAI”) and application modernization.

Moreover, according to a research report titled “Cloud Managed Services Market by Service Type (Managed Business, Managed Network, Managed Security, Managed Infrastructure, Managed Mobility), Organization Size, Vertical (BFSI, Telecom, Retail & Consumer Goods, IT) and Region - Global Forecast to 2027” published by MarketsandMarkets in October 2022, the size of the global cloud managed services market is expected to grow at a CAGR of 10.6% from US$99.0 billion in 2022 to US$164.0 billion by 2027. Such report also stated that the growing demand for cloud managed services among enterprises and inadequate cloud expertise among IT professionals are likely to drive the demand for cloud managed services.

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This rapid growth presents a significant opportunity for us, particularly in the Asia-Pacific region, where cloud adoption rates are increasing at an even faster pace. The commercial segment, which is our primary focus, represents a substantial portion of this market and is expected to grow at an even higher CAGR due to their increasing need for digital transformation and cloud-based solutions. We believe that we are well-positioned to capture a slice of the fast-growing cloud computing market opportunity in the Asia-Pacific with our expertise and solution in digital transformation and cloud adoption.

OUR COMPETITIVE STRENGTHS

We believe that the following competitive strengths are essential for our success and differentiate us from our competitors:

Dual Capabilities in Cloud Services and IT Services

We are uniquely positioned in the market with our dual capabilities in both cloud and IT services. By offering one-stop cloud solutions that address both our clients’ cloud and IT needs, we simplify the technology landscape for our clients, allowing them to focus on their core business without the burden of managing multiple cloud and IT service providers. This not only reduces their operational complexity, but also improves their cost efficiency.

In particular, our IT infrastructure solutions provide a full range of hybrid cloud services to meet the diverse needs of modern businesses. Our hybrid cloud services combine the flexibility of public cloud platforms with the control and security of private cloud infrastructure. This blended approach allows our clients to optimize their IT environments based on their specific workloads and data security needs. By leveraging both on-premise private cloud setups and public cloud integrations, we can help our clients achieve greater efficiency and scalability while maintaining compliance with data sovereignty and privacy regulations. In addition to our hybrid cloud offerings, we also provide professional IT services that support the entire lifecycle of our clients’ digital transformation initiatives, from initial consultation and system architecture design to ongoing management and optimization.

We believe we are well positioned to provide an integrated and comprehensive suite of cloud solutions that help companies across different industries streamline and expedite their digital transformation and cloud adoption processes.

Strong Geographic Presence and Local Expertise in Asia-Pacific

We have strategically positioned ourselves to be a leading cloud solutions provider in Asia-Pacific. Our direct involvement in Asia-Pacific markets gives us a deep understanding of regional trends, customer behavior and economic shifts in the region. This knowledge allows us to anticipate market needs and adapt our offerings accordingly, ensuring relevance and competitiveness. Regular market analysis and customer feedback loops help us stay ahead of technological trends and regulatory changes, enabling us to proactively adapt our service offerings. Leveraging local market intelligence, we develop customized cloud solutions that specifically address the nuanced needs of businesses operating in Asia-Pacific, such as local data residency requirements and integration with regional cloud and technology service providers. We have actively formed strategic partnerships with local enterprises and cloud and technology service providers. We believe that these partnerships are critical to enhancing our service capabilities and embedding our solutions within the local technology ecosystem in Asia-Pacific.

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Established Partnerships with Major Cloud and Technology Service Providers

We strategically partner with globally leading cloud and technology service providers to continually enhance and expand our solution offerings, ensuring our solutions remain at the forefront of the cloud solutions industry to maintain our competitive edge. We have partnered with several major cloud and technology service providers, giving us priority access to the latest technologies, global and regional industry standards, and industry innovations. We also leverage our partnerships with these cloud and technology service providers to customize solutions based on our clients’ unique needs, from data compliance and security features to performance optimizations and industry-specific configurations.

Our cloud and technology service provider partners include top-tier cloud platforms and specialized technology companies that lead in areas such as cybersecurity, AI, and big data analytics. Our solutions and technological capabilities have been well recognized by our cloud and technology service provider partners. For instance, a major cloud service provider in Hong Kong highly regarded the quality of our services after it partnered with us on a cloud migration project in which we demonstrated exceptional expertise and dedication in delivering a seamless migration experience for a joint client. This cloud service provider subsequently awarded us a three-year contract to provide ongoing cloud managed services to such joint client.

Diverse and Extensive Customer Base

We have a diverse and extensive customer base, including government, public utility companies, non-governmental organizations, small and medium-sized enterprises, large multinational corporations and local enterprises. We believe that maintaining a diverse and extensive customer base is critical to our long-term business development, as it can ensure our financial health and operational resilience, while continually enhancing our competitive advantage. Our diverse and extensive customer base enables us to maintain revenue stability as we serve companies in a wide range of industries. We are able to gain broad insights from clients in different industries, allowing us to apply innovations from one industry to solve challenges in another. The diverse feedback we receive from different industries can also enrich our knowledge base and help us refine our service offerings. In addition, our successful delivery of solutions across industries helps us build trust not only within those industries, but also with potential clients who see our track record as proof of our capabilities.

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Agility and Responsiveness to Market and Technology Changes

Our operational framework is designed to be inherently agile and responsive, allowing us to quickly navigate and adapt to the ever-changing landscape of market demands and technological advances. In particular, we employ data analytics and AI tools to forecast trends and identify shifts in the cloud solutions industry. These tools provide us with actionable insights that enable us to proactively adjust our strategies and maintain our competitive edge. Our strategic partnerships with leading market players also provide us with early insight into emerging technologies and market shifts, allowing us to quickly incorporate cutting-edge solutions into our offerings.

In addition, our solutions are designed to be modular and scalable, so they can be quickly adapted or expanded to meet new market or customer needs. We believe our ability to anticipate and respond to change is a key differentiator from our peers and reinforces our reputation as a flexible and forward-thinking cloud solutions provider.

OUR GROWTH STRATEGIES

Expand Our Footprints in the Asia-Pacific Region and Globally

We aim to deepen our foothold in the Asia-Pacific region and expand globally. We currently operate in Hong Kong, Singapore, the Philippines, Taiwan, Indonesia, and Australia, and plan to further expand our business in these regions or countries. In particular, we plan to invest in targeted marketing campaigns, building local teams and establishing regional offices to better serve the unique needs of these markets. We also plan to explore opportunities to enter new markets in the future where cloud adoption rates are growing rapidly, such as Southeast Asia, Australia, and Latin America.

Growth through Strategic Acquisitions

We plan to selectively pursue acquisitions of companies with specialized skills or unique technologies that can complement and expand our existing capabilities and rapidly increase our market share. Through such acquisitions, we believe we can offer more comprehensive solutions to our clients and enter new market segments where these capabilities are in demand. We anticipate that by acquiring and integrating smaller competitors or related businesses, we will not only improve our competitive position, but also realize economies of scale that will increase our profitability.

Enhance Our Service Capabilities and Expand our Service Offerings

We will continue to enhance our existing cloud offerings and develop new services that address emerging market needs, such as AI, machine learning, and edge computing. By staying at the forefront of technological advancements, we can provide our clients with cutting-edge solutions that help them stay competitive in the digital landscape. In addition to our core cloud delivery and cloud solutions, we will expand our suite of value-added services to provide clients with a more comprehensive and integrated solution. This may include advanced security and compliance solutions, data analytics and business intelligence tools, application development and integration services, and more. We will also focus on developing customized and industry-specific cloud solutions that address the unique needs of different market segments. By offering tailored services, we believe we can better meet our clients’ needs and differentiate ourselves from the competition.

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Maintain Strong Relationships with Existing Partners and Establish New Collaborations

We believe that establishing and maintaining strong relationships with our existing and potential cloud and technology service provider partners is critical to our long-term success. We intend to leverage our strong foundation of working with several leading global cloud and technology service provider partners to further expand our partner network. Specifically, we plan to actively seek new cloud and technology service provider partners who can complement our offerings and help us deliver the most advanced and reliable cloud solutions in the market. We will attend industry events, participate in technology forums, and engage in joint marketing initiatives to identify and engage potential partners.

Invest in and Continue to Adopt Cutting-edge Cloud Technology and AI

We are devoted to innovation and plan to continuously innovate and invest in our technology, which we believe is the backbone of our cloud solutions business, so as to allow us to maintain and strengthen our market leading position. We plan to upgrade our technology stack, including in the areas of cloud technology and AI, which we believe will allow us to further enhance our service offerings. We also intend to continue to leverage the proven, market-tested technology from our cloud and technology service provider partners, which we believe will enhance our technological capabilities, lead to enhanced cost efficiency, and reduce our operating expenses.

OUR ONE-STOP CLOUD SOLUTIONS

We partner with various cloud and technology service provider partners to provide our clients with one-stop cloud solutions, which include (i) digital transformation consulting services consisting primarily of cloud suitability assessment, real-time resource management, and strategic planning and advisory; (ii) professional IT services comprising a wide range of capabilities designed to facilitate seamless cloud integration and digital transformation; (iii) AI-powered proactive cloud managed services covering all aspects of day-to-day cloud maintenance and support, supported by our IT service management (“ITSM”) platform; and (iv) IT infrastructure solutions covering on-premise private cloud setups and public cloud integrations including infrastructure applications such as our AI & Data Science Platform, which consists of several core components.

All of our services and solutions are powered by an extensive collection of cloud-based tools. These tools are licensed from a variety of third-party cloud and technology service providers, which we have meticulously integrated such tools to meet our specific needs. We also integrated a suite of ITSM tools with built-in AI capabilities and algorithms licensed from third-party technology service providers and customize the implementation of such algorithms to develop our ITSM platform that meet our specific needs and operational environments, which is key to delivering our AI-powered proactive cloud managed services. Such tools and algorithms are developed, maintained, and upgraded by the third-party technology service providers under proprietary licenses. Furthermore, our AI & Data Science Platform, which we offer as part of our IT infrastructure solutions, is built based on tools and algorithms from open-source libraries and frameworks.

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Digital Transformation Consulting Services

Our team of experts provides in-depth consulting on cloud strategy, architecture, migration, and optimization to help our clients make informed decisions and maximize the benefits of their digital transformation journey. We provide our clients with personalized guidance to help them identify the most appropriate cloud systems for their business needs, on a free of charge basis. This approach builds trust and ensures that our recommendations are aligned with the client’s strategic goals. Key features of our digital transformation consulting services include:

●	Cloud Suitability Assessment. We work closely with our clients to understand their business requirements, technology infrastructure, and long-term goals, and then recommend the most appropriate cloud solutions based on these factors.

●	Real-time Resource Management. We provide our clients with real-time visibility into their cloud infrastructure, enabling them to monitor system performance, optimize resource utilization, and make data-driven decisions that improve cost efficiency and scalability.

●	Strategic Planning and Advisory. Our team of experts helps our clients develop a long-term cloud strategy and provide deep insight into best practices, emerging technologies, and potential areas for growth and innovation.

Professional IT Services

Our professional IT services encompass a wide range of capabilities designed to facilitate seamless cloud integration and digital transformation, including:

●	Agile Cloud System Deployment. We manage the entire setup and configuration of new cloud systems, ensuring they are optimized for our clients’ operational environment. In addition, our experienced team of engineers and consultants work with clients to deploy cloud systems quickly and efficiently while minimizing downtime and business disruption.

●	Cloud Migration. We provide comprehensive IT support for migrating applications and data to the cloud, ensuring minimal impact on our clients’ daily business operations.

●	DevOps Implementation. DevOps is a combination of software development and IT operations brought together to create a unified infrastructure designed to maximize productivity. Specifically, we help our clients integrate and streamline software development and IT operations to foster a culture of collaboration, continuous improvement, and high efficiency.

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●	Infrastructure Automation. We use modern tools and practices to automate the provisioning, configuration, and management of infrastructure to increase agility and reliability.

●	Application Modernization. We help modernize legacy applications to enhance scalability, performance, and integration with new cloud environments.

AI-powered Proactive Cloud Managed Services

Our AI-powered proactive cloud managed services are designed to ensure that our clients’ cloud infrastructure is always operating at peak performance, providing them with the reliability and stability they need to succeed in today’s fast-paced business environment. Key features of our AI-powered proactive cloud managed services include

●	Non-stop Operating Systems. We provide AI-powered predictive monitoring and management of our clients’ cloud environments, helping them analyze historical performance data and predict potential system outages or performance degradations before they occur. This can help schedule maintenance activities during off-peak hours, minimizing downtime and ensuring continuous system availability.

●	Automatic Smart Monitoring and Event Management. Our advanced monitoring tools use machine learning models to continuously monitor system logs and metrics to automatically detect issues and anomalies in system performance, enabling our team to proactively address potential problems for our clients before they escalate.

●	Professional IT Expertise Support. Our team of certified cloud experts with AI-powered chatbots and AI tools are available 24/7 to provide faster and more effective technical support, troubleshooting, and guidance to our clients, giving clients access to the expertise needed at any time.

●	Backup and Disaster Recovery Services. We offer robust data protection and backup solutions, as well as disaster recovery planning and implementation, to ensure that our clients’ critical data and applications are always secure and accessible.

●	Cloud Managed Security Services. Recognizing the importance of data security and compliance in the cloud, we offer advanced security solutions such as threat detection and prevention, encryption, and compliance management to safeguard our clients’ critical data and infrastructure.

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IT Infrastructure Solutions

We work closely with our clients to understand their IT needs and provide them with comprehensive, integrated, up-to-date and customized IT infrastructure solutions that meet their IT requirements and specifications. Leveraging our AI & Data Science Platform, we help our clients build and manage their IT infrastructure, from system deployment to IT maintenance and support.

Our extensive IT infrastructure solutions include both on-premise private cloud setups and public cloud integrations:

●	On-premise Private Cloud Infrastructure. We provide robust on-premise cloud infrastructure tailored to each client’s specific business needs by leveraging best-of-breed cloud solutions from our specialized technology partners.

●	Public Clouds. We offer our clients versatile, scalable cloud environments through our partnerships with leading public cloud providers.

OUR SERENO CLOUD APP360 AI AND DATA SCIENCE PLATFORM

We have developed the AI & Data Science Platform, a comprehensive solution that provides our clients with tools, services, and infrastructure to develop, deploy, and manage AI, machine learning, and data science projects. Our AI & Data Science Platform is designed to help clients streamline the entire data processing process, from data ingestion and preprocessing to model training, evaluation, deployment and monitoring. It provides multi-user, multi-framework interactive computing environments with collaboration, experiment tracking, and workflow management capabilities that make it easy for data scientists and network analysts to collaborate effectively on complex projects. The diagram below illustrates our AI & Data Science Platform:

Comprehensive AI & Data Science Platform
Multi-user and Multi-framework Interactive Computing Environments
Data Services
Data Ingestion and Preprocessing
Data Storage and Management
Machine Learning Frameworks
Experiment Tracking and Model Management
Workflow Management
Inference Services and Deployment
Distributed Data Processing Systems

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Our AI & Data Science platform is designed with a comprehensive architecture that covers data ingestion, data storage and management, distributed computing, experiment tracking and model management, workflow management, and inference services and deployment, while also providing an interactive computing environment. The diagram below illustrates the architecture of our AI & Data Science Platform:

Comprehensive Architecture for AI & Data Platform

Data Ingestion
Data Storage & Management
Interactive Computing Environment
Distributed Data Processing System
Experiment Tracking & Model Management
Workflow Management
Inference Services & Deployment

OUR REVENUE AND PRICING MODELS

We typically charge our clients a fixed service fee at a price based on the scope of services required on a project-by-project basis.

We determine our credit policies and payment methods with each client based on the type of cloud solutions we are providing to the client, taking into account a number of factors, including, but not limited to, the size of the order, the complexity of the project, the client’s business relationship and credit history with us, and the payment terms offered by the suppliers involved. We typically require our clients to pay (i) an upfront payment upon signing of contract, (ii) milestone payments when specified milestone events are reached, and (iii) a final payment upon delivery of relevant services, or on a monthly basis. We either require our clients to make payment upon delivery or provide a credit period typically ranging from zero to 60 days after our issuance of invoice or delivery of services.

We price our solutions on a case-by-case basis because we typically deliver our solutions on a project-by-project basis, which includes a range of specifications and varying levels of complexity. For our IT infrastructure solutions, we typically consider, among other things, (i) the scope of services, (ii) the estimated time to be spent by various levels of our technical personnel, (iii) the complexity and scale of the project, (iv) procurement and supply chain costs, and (v) subcontractor fees (if any). For professional IT services and AI-powered proactive cloud managed services, we determine our quotes based on the estimated time to be spent by our technical resources.

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OUR TECHNOLOGIES

We integrate a variety of technologies into our ITSM platform to deliver our AI-powered proactive cloud managed services to our clients that enable robust, efficient and secure IT operations. Our ITSM platform provides a comprehensive set of tools and solutions designed to manage the delivery of IT services. It encompasses a wide range of activities, processes, and policies that are structured to design, create, deliver, support, and manage IT services within an organization. The primary goal of our ITSM platform is to ensure that IT services are aligned with the needs of the business and provide value to its users.

The key technologies of our ITSM platform include:

●	Cloud monitoring platforms. We integrated various cloud monitoring platforms to facilitate comprehensive cloud monitoring, enabling real-time analysis and predictive insights into system performance and health.

●	Ticket event management platforms. Such platforms can be used to efficiently manage tickets and events, ensuring streamlined operations and effective response mechanisms.

●	Emergency call and notification systems. We implemented robust emergency call and notification systems to ensure timely communication in crisis situations.

●	AI and machine learning models. Generative AI and machine learning technologies are incorporated for intelligent monitoring, automated responses, and decision support, enhancing our ITSM platform’s capability to predict and mitigate issues proactively.

●	Application programming interface (“API”). Custom APIs are developed and integrated across different platforms to facilitate seamless data interoperability and automation of workflows.

●	Data collection and monitoring. Customized data collection and monitoring metrics such as central processing unit (“CPU”) usage, memory, disk utilization, and network traffic are configured to maintain system health and performance.

These technologies help us achieve predictive monitoring, smart event management, and decision support, ensuring us to provide high-performance and secure cloud managed solutions to our clients.

Our AI & Data Science Platform involves a wide array of technologies and tools to ensure robustness, scalability, and ease of use. We integrated various components into our AI & Data Science Platform for data ingestion, processing, model development, deployment, and collaboration. The key technologies of our AI & Data Science Platform include:

●	Data ingestion and storage. Data ingestion is the process of collecting and importing data files from various sources into a single, cloud-based storage medium, such as a database, data warehouse or data lake, for storage, processing and analysis. We integrated data streaming technology with a variety of databases, data warehouses and data lakes to help our clients efficiently store, process and analyze data;

●	Data preprocessing and transformation. We integrated various data processing frameworks, extract, transform, load (“ETL”) tools and data quality management to help our clients clean and transform raw data to make it suitable for analysis;

●	Interactive computing environments. Various interactive computing environments are developed, such as laptop environments and integrated development environments, which accept user input at runtime;

●	Distributed processing. We implemented distributed processing to help our clients process large amounts of data across multiple big data and distributed computing engines, thereby reducing processing time and improving system performance;

●	Model training and evaluation. We incorporated various machine learning frameworks and automated machine learning to allow data scientists and developers to build and deploy machine learning models faster and easier;

●	Experiment tracking and management. Our AI & Data Science Platform includes experiment tracking, and model management and versioning capabilities to systematically capture, organize, and manage data related to model training, evaluation, and deployment;

●	Workflow management. We configured workflow orchestration and task scheduling to enable our clients to manage multiple workflows and tasks;

●	Model deployment and inferencing. Model deployment, also known as inference, marks the transition of a machine learning model from the development phase to its operational use in real-world applications. We incorporated model serving, deployment and scaling, and API management to deliver the predictive capabilities of trained models to end users or other systems in a production environment;

●	Collaboration and access control. We integrated version control, project management, and access control and security capabilities into our AI & Data Science Platform which provides a suite of collaboration features with access control for our clients to manage projects among users and teams;

●	Monitoring and log management. Monitoring and log management tools are built in to help our clients prevent, detect, and resolve problems; and

●	Additional integration and APIs. We also integrated various data visualization tools to help clients convey information succinctly and effectively, and external APIs that allow clients to integrate their applications with third-party resources, such as a public cloud service or a software-as-a-service application.

RESEARCH AND DEVELOPMENT

We outsource the execution of our design, including development, coding, maintenance, debugging, deployment and enhancement of our AI & Data Science Platform, to third-party service providers. Our CEO and COO, who have an average of approximately 20 years of relevant industry experience, work closely together to design the architecture, key features and functionality of our platforms and related software, taking into consideration factors such as user experience, commercial viability and the lifespan of new modules and version upgrades that we might implement.

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We also outsource the integration of AI and automation technologies into our ITSM platform that will streamline our operations and improve our service quality, such as predictive analytics and advanced automated response systems, to third party service providers, while we are responsible for the design and management of our ITSM platform. In addition, we plan to develop on-premise generative AI solutions using open-source large language models to help our clients improve operational efficiency and innovation while ensuring data security.

COLLABORATION AND STRATEGIC PARTNERSHIPS

To generate synergies, enhance operational efficiency and facilitate long-term sustainable growth, we proactively work with selected third-party cloud and technology service provider partners, including top-tier cloud platforms and specialized technology companies, in our ordinary course of business.

We have built robust relationships with established businesses along the cloud solutions industry value chain and related segments.

●	Our cloud platform partners. We collaborate with many leading cloud platforms, which enables us to provide our clients with the appropriate cloud platform for their requirements and needs.

●	Our specialized technology partners. We form collaborations with a spectrum of specialized technology companies that lead in areas such as cybersecurity, AI, and big data analytics. For instance, we are authorized to access valuable information provided by such specialized technology partners and to participate in various go-to-market and development partner programs. Having a diverse set of technology partners enables us to offer customized cloud solutions with products and/or services from such specialized technology partners that cover various aspects of digital transformation and cloud adoption that our clients may need, as well as access to emerging technologies.

SALES AND MARKETING

We are committed to building a sales model to provide our clients with a full lifecycle superior experience and value-added services. Sales activities will be generally carried out by our dedicated employees. In addition, we also demonstrate expertise, industry knowledge, high standards of integrity and strong relationship with the regulators.

We strive to promote IT awareness and create underlying IT needs by introducing to our customers the latest market trends and technology through hosting or co-hosting various marketing events with IT product vendors. We regularly organize live webinars, trade show booths, seminars, exhibitions, workshops, trainings and telemarketing to share and promote information on our solutions to end-users.

In particular, for marketing idea and content generation, we use generative AI tools to efficiently produce text, images and audio simply by inputting data. These tools use machine learning models to generate content that mimics human creativity and intelligence. These marketing events not only increase our market awareness, but also provide an effective platform to better understand end-user needs and preferences, while generating valuable feedback for our IT product vendors and distributors. Such feedback, in turn, helps us to provide tailor-made and up-to-date solutions to end users and strengthens our position as a competitive business partner to our IT product vendors and distributors.

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INTELLECTUAL PROPERTY

We rely on a combination of trademarks, service marks, trade secrets and contractual restrictions to protect our brand name, logos and core technologies. As of the date of this prospectus, we had one pending trademark application in Hong Kong.

DATA SECURITY AND PROTECTION

We have a data privacy policy in place that outlines our practices regarding the collection, use and protection of personal data in accordance with applicable data protection laws. Through our data privacy policy, our clients can learn how their data is collected, used and shared and give consent or decline for data collection when necessary. In particular, we only collect information that is necessary to provide our services, and we only process such information for specific purposes, including service delivery, communications, security and compliance, performance improvement, and marketing and sales. We retain personal data only for as long as necessary to fulfill the purposes for which we collected it, including to comply with any legal, accounting or reporting requirements.

We implemented appropriate technical and organizational measures to protect our clients’ personal data from unauthorized access, use or disclosure, including data encryption, firewalls and other secure software development practices. Furthermore, we followed a number of industry standards with respect to data security and protection and IT service management, such as ISO 27001 and the Information Technology Infrastructure Library (“ITIL”). ISO 27001 is a widely accepted standard in the field of information security and privacy protection; while ITIL is a widely accepted set of best practices for managing IT services and improving IT support and service levels.

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EMPLOYEES

As of September 30, 2024, we had 21 employees, of which 16 and 5 were full-time and part-time employees. Most of our employees are primarily based in Hong Kong. The following table sets forth a breakdown of our employees categorized by function as of September 30, 2024.

Function	Number of Employees

Sales and Marketing	6
General and Administrative	4
Operations	11
Total	21

We believe we offer our employees competitive compensation packages and a dynamic work environment that encourages initiative and is based on merit. As a result, we have been able to attract and retain talented personnel and maintain a stable core management team. As required by relevant regulations in the jurisdictions in which we operate, we maintain insurance covering the liability to make payment in respect of death, injury or disability of our employees for injuries at work for all of our employees. We believe that our current insurance policies are sufficient for our operations. In addition, we generally enter into standard employment agreements, non-disclosure agreements, and general rules of conduct with our employees that include confidentiality and non-competition provisions.

We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes.

INSURANCE

We benefit from various insurance policies to safeguard against risks and unexpected events. We benefit from property insurance, public liability insurance, commercial general liability insurance, and employer’s liability insurance. We provide insurance for our employees as required by relevant applicable laws and regulations. We expect to procure and maintain business interruption insurance or key-man insurance in the future. We believe that our insurance coverage is adequate to cover our key assets, facilities, and liabilities.

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PROPERTIES

We are headquartered in Hong Kong.

We have leased an office at Hong Kong. The following table sets forth the location, approximate size, primary use and lease term of our major leased facilities as of December 31, 2023.

Location	Approximately Size in Square Meters	Primary use	Lease term
Hong Kong	161	Office	Two years since December 7, 2023

LEGAL PROCEEDINGS

We are currently not a party to any material legal or administrative proceedings, which will cause serious interference to our commercial operation. We may from time to time be subject to various legal or administrative claims and proceedings arising from the ordinary course of business. For the relevant risks, see “Risk Factors — Risks related to Our Business —  Failure to comply with laws and regulations applicable to our business could subject us to fines and penalties and could also cause us to lose customers or otherwise harm our business.”

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Regulation

This section sets forth a summary of the most significant rules and regulations that affect our business activities in Hong Kong.

Personal Data (Privacy) Ordinance (Cap. 486) of Hong Kong), or the PDPO

The PDPO imposes a statutory duty on data users to comply with the requirements of the six data protection principles (the “Data Protection Principles”) contained in Schedule 1 to the PDPO. The PDPO provides that a data user shall not do an act, or engage in a practice, that contravenes a Data Protection Principle unless the act or practice, as the case may be, is required or permitted under the PDPO. The six Data Protection Principles are:

●	Principle 1—purpose and manner of collection of personal data;

●	Principle 2—accuracy and duration of retention of personal data;

●	Principle 3—use of personal data;

●	Principle 4—security of personal data;

●	Principle 5—information to be generally available; and

●	Principle 6—access to personal data.

Non-compliance with a Data Protection Principle may lead to a complaint to the Privacy Commissioner for Personal Data (the “Privacy Commissioner”). The Privacy Commissioner may serve an enforcement notice to direct the data user to remedy the contravention and/ or instigate prosecution actions. A data user who contravenes an enforcement notice commits an offense which may lead to a fine and imprisonment.

The PDPO also gives data subjects certain rights, inter alia:

●	the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject;

●	if the if the data user holds such data, to be supplied with a copy of such data; and

●	the right to request correction of any data they consider to be inaccurate.

The PDPO criminalizes, including but not limited to, the misuse or inappropriate use of personal data in direct marketing activities, noncompliance with a data access request and the unauthorized disclosure of the right to request correction of any data they consider to be inaccurate.

Employment Ordinance (Chapter 57 of the Laws of Hong Kong), or the EO

The Employment Ordinance (Chapter 57 of the Laws of Hong Kong), is an ordinance enacted for, amongst other things, the protection of the wages of employees and the regulation of the general conditions of employment and employment agencies. Under the EO, an employee is generally entitled to, amongst other things, notice of termination of his or her employment contract; payment in lieu of notice; maternity protection in the case of a pregnant employee; not less than one rest day in every period of seven days; severance payments or long service payments; sickness allowance; statutory holidays or alternative holidays; and paid annual leave of up to 14 days depending on the period of employment.

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Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong), or the ECO

The Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong), is an ordinance enacted for the purpose of providing for the payment of compensation to employees injured in the course of employment. As stipulated by the ECO, no employer shall employ any employee in any employment unless there is in force in relation to such employee a policy of insurance issued by an insurer for an amount not less than the applicable amount specified in the Fourth Schedule of the ECO in respect of the liability of the employer. According to the Fourth Schedule of the ECO, the insured amount shall be not less than HKD100,000,000 (approximately $12,900,000) per event if a company has no more than 200 employees. Any employer who contravenes this requirement commits a criminal offence and is liable on conviction to a fine and imprisonment. An employer who has taken out an insurance policy under the ECO is required to display a prescribed notice of insurance in a conspicuous place on each of its premises where any employee is employed.

Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong), or the MPFSO

The Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong), is an ordinance enacted for the purposes of providing for the establishment of non-governmental mandatory provident fund schemes, or the MPF Schemes. The MPFSO requires every employer of an employee of 18 years of age or above but under 65 years of age to take all practical steps to ensure the employee becomes a member of a registered MPF Scheme. Subject to the minimum and maximum relevant income levels, it is mandatory for both employers and their employees to contribute 5% of the employee’s relevant income to the MPF Scheme. Any employer who contravenes this requirement commits a criminal offence and is liable on conviction to a fine and imprisonment.

Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong)

Under the Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong), where an employer commences to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than three months after the date of commencement of such employment. Where an employer ceases or is about to cease to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than one month before such individual ceases to be employed in Hong Kong.

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Management

Directors and Executive Officers

The following table provides information regarding our directors and executive officers as of the date of this prospectus.

Directors and Executive Officers	Nationality	Age	Position/Title
Yee Kar Wing	Hong Kong, PRC	49	Chairman of the Board of Directors, Chief Executive Officer
Wong Ka Lun	Hong Kong, PRC	50	Independent Director Appointee*
Shi Cheuk Kwan	Hong Kong, PRC	50	Independent Director Appointee*
Tsang Chi Hon	Hong Kong, PRC	50	Independent Director Appointee*
Hui Wai Ming	Singapore	60	Chief Operating Officer
Wong Chung Wai	Hong Kong, PRC	49	Chief Financial Officer

*	Has accepted director appointment effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus forms a part.

Yee Kar Wing, our co-founder and Chairman of the Board of Directors, has served as the Chief Executive Officer of our Group since our inception in 2017. With over two decades of leadership in the IT industry, Mr. Yee has established himself as a pivotal figure in business and technology. Mr. Yee has dedicated more than 20 years to business development and fostering strategic partnerships, particularly in the sectors of telecommunications, hosting, Internet service providers, and independent software vendors. Mr. Yee has also been at the forefront of developing cloud products and services for over nine years. Prior to founding the Company, Mr. Yee has also served as Director at Primex Technology Limited since March 2003.

Currently, Mr. Yee is also the chairman of the Innovation & Technology Affairs Committee at The Hong Kong General Chamber of Small and Medium Business, where he drives initiatives to support technological advancements and innovation among small and medium-sized enterprises. Additionally, Mr. Yee serves on the Young Executive Committee of the same chamber, further demonstrating his commitment to nurturing young business talent and fostering a culture of leadership among the next generation. Mr. Yee is also an active member of Rotary International District 3450, participating in various initiatives that aim to improve community well-being and international cooperation.

Mr. Yee obtained his Bachelor of Science in E-commerce of Computing Science from the University of South Australia in January 2005.

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Wong Ka Lun will begin serving as our independent director immediately upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus forms a part. Mr. Wong will serve as the chairman of the nominations committee and as a member of the audit and compensation committees. Mr Wong has more than 27 years’ experience across communication services, IT services and software industries with a track record of executing quantifiable results. He is currently served as director of Go4Fiber Limited, where he is responsible for driving the company’s sales and services organization. From 2000 to 2005, Mr. Wong served as Business Development Manager at Spirent Communications plc (LSE: SPT), a British multinational telecommunications testing company. From 2005 to 2014 served as Senior Product Marketing Manager at JDSU, now called VIAVI Solutions Inc. (NASDAQ: VIAV), an American network test, measurement and assurance technology company. And from 2014 to 2017, Mr. Wong served as Chief Solution Architect at CENX, now part of Ericsson Digital Services (NASDAQ: ERIC), a Swedish multinational networking and telecommunications company.

Mr. Wong obtained his Bachelor of Science in Information Systems with honors from University of Staffordshire. He is also a Registered Umpire at Hong Kong Badminton Association Ltd.

Shi Cheuk Kwan will begin serving as our independent director immediately upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus forms a part. Mr. Shi will serve as the chairman of the compensation committee and as a member of the audit and nominations committees. Mr. Shi has been currently the director of 1280732 B.C. LTD., a fintech service provider in Web3 and A.I. since December 2020. From July 2020 to March 2021, Mr. Shi served as senior manager of Services & Operations Department at AIA International Limited, a pan-Asian life insurance group. Mr. Shi served as technical director at TideiSun Group Limited, a global media and FinTech company from November 2017 to April 2020. From December 2015 to September 2017, Mr. Shi served as software manager at ANX International Ltd, a FinTech company. From November 2010 to October 2015, Mr. Shi served as senior manager at NTT Communications, an international communications and ICT solution provider. From October 2005 to November 2010, Mr. Shi was an enterprise architect at the Housing Department of the Government of the Hong Kong SAR.

Mr. Shi obtained his Bachelor of Computing in E-Commerce from Hong Kong Baptist University in 2005 and Master of Corporate Finance from Hong Kong Polytechnic University in 2007. Mr. Shi was also qualified as a certified ScrumMaster by Scrum Alliance in 2016, certified Scrum Product Owner by Scrum Alliance in 2016, Sun Certified Enterprise Architect for Java Platform by Sun Microsystems in 2006 and Sun Certified Programmer for Java 2 Platform Version 1.4x by Sun Microsystems in 2004.

Tsang Chi Hon will begin serving as our independent director immediately upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus forms a part. Mr. Tsang will serve as the chairman of the audit committee and as a member of the compensation and nominations committees. Mr. Tsang has been served as the company secretary of China Oriented International Holdings Limited, an HKEX-listed investment holding company, principally engaged in provision of driving training services, since May 2017, the company secretary and financial controller of Micron (International) Group Holdings Limited since April 2021, and the company secretary of RENHENG Enterprise Holdings Limited, an HKEX-listed company principally engaged in the manufacture, sale and provision of maintenance, overhaul and modification services in respect of tobacco machinery products in the PRC, since May 2022, where he is mainly responsible for the company secretarial and related matters. From November 2013 to July 2021, Mr. Tsang served as an independent non-executive director of Xinhua News Media Holdings Limited, an HKEX-listed company. From January 2017 to August 2018, Mr. Tsang was a company secretary of Swee Seng Holdings Limited.

Mr. Tsang has more than 15 years of experience in audit and accounting. From November 2009 to February 2014, Mr. Tsang served as chief financial officer at Zuoan Fashion Limited, where he was responsible for the finance and accounting functions of the group companies. From May 2009 to September 2009, Mr. Tsang served as financial reporting manager at Luxworld Limited. From May 2007 to July 2008, Mr. Tsang served as a group financial controller at Reyoung Pharmaceutical Holdings Limited, a company listed on the Main Board of the Singapore Exchange Securities Trading Limited. Mr. Tsang consecutively served as senior and supervisor in the assurance division Grant Thornton Hong Kong from March 2004 to March 2007. Mr. Tsang served as auditor at Baker Tilly Hong Kong Business Services Limited from October 1999 to February 2004.

Mr. Tsang graduated from The University of Hong Kong in December 2009 with a Bachelor of Accounting and was admitted as a certified public accountant of the Hong Kong Institute of Certified Public Accountants in April 2006.

Hui Wai Ming is our co-founder and chief operating officer, primarily involving overseeing the operations, developing strategic plans, and ensuring that all of our functions synergistically could achieve its business goals. Prior to founding the Company, Mr. Hui co-founded and had served as chief operating officer of GMS Pte LTD, which was acquired by M1 Limited, a Singapore telecommunications company for 16 years since 2001. Mr Hui obtained his Bachelor of Science in International Business from Brigham Young University, Hawaii Campus in 1986.

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Wong Chung Wai joined us in August 2024 and is currently our chief financial officer, advising on long-term business and financial planning, managing the processes for financial forecasting and budgets, and overseeing the preparation of all financial reporting. Mr. Wong has also served as financial controller at South China Media Group, a company mainly engaged in media publication and financial public relation services, since November 2021. From July 2015 to November 2021, Mr. Wong served as financial controller at National Agricultural Holdings Limited, an HKEX-listed company mainly engaged in provision of financial leasing services; manufacturing and trading of agricultural machineries; software development and maintenance; and property investment. Mr. Wong served as finance manager at Asana Wellness Group Limited from January 2013 to March 2015. From November 2007 to December 2012, Mr. Wong served as finance manager at Lam Soon (Hong Kong) Limited, an HKEX-listed company mainly engaged in manufacturing and trading of flour products, edible oils products and home care products. From October 2005 to July 2007, Mr. Wong served as accounting manager at Skyworth Digital Holdings Limited, an HKEX-listed company mainly engaged in manufacture and sales of smart TV systems, smart white appliances, internet value-added services and property development. He served as assistant manager at KPMG from January 2004 to October 2005, senior accountant at RSM Hong Kong from July 2002 to January 2004, and staff accountant from September 1999 to September 2001.

Mr. Wong obtained his Bachelor of Arts in Accounting and Finance from University of West London in 1997 and Bachelor of Laws from University of London in 2013. Mr. Wong was qualified as a fellow member of Association of Chartered Certified Accountants in 2009.

Board of Directors

Our board of directors will consist of four directors upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus forms a part. A director is not required to hold any shares in our company to qualify to serve as a director. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his interest at a meeting of our directors. A general notice given to the directors by any director to the effect that he is a member, shareholder, director, partner, officer or employee of any specified company or firm and is to be regarded as interested in any contract or transaction with that company or firm shall be deemed a sufficient declaration of interest for the purposes of voting on a resolution in respect to a contract or transaction in which he has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction. Subject to any separate requirement for audit committee approval under applicable law or the Listing Rules of NYSE American and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract, proposed contract, arrangement or transaction notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract, proposed contract, arrangement or transaction is considered, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him at or prior to its consideration and any vote in that matter. Our board of directors may exercise all of the powers of our company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third-party. None of our directors has a service contract with us that provides for benefits upon termination of service.

As a Cayman Islands company listed on NYSE American, we are a foreign private issuer and are permitted to follow the home country practice with respect to certain corporate governance matters. Cayman Islands law does not require a majority of a publicly traded company’s board of directors to be comprised of independent directors. However, we currently do not rely on this home country practice exception and have a majority of independent directors serving on our board of directors.

Committees of the Board

Prior to the completion of this offering, we intend to establish an audit committee, a compensation committee and a nominations committee under the board of directors. We intend to adopt a charter for each of the three committees prior to the completion of this offering. Each committee’s members and functions are described below.

Audit Committee. Our audit committee will consist of Wong Ka Lun, Shi Cheuk Kwan and Tsang Chi Hon, and will be chaired by Tsang Chi Hon. Our Board has determined that each such member satisfies the “independence” requirements of Section 803(2) of the NYSE American Company Guide and meet the independence standards under Rule 10A-3 under the Exchange Act. Our audit committee will consist solely of independent directors that satisfy NYSE American and SEC requirements within one year of the completion of this offering. Our board of directors has also determined that Tsang Chi Hon qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the NYSE American Company Guide. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

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●	selecting our independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm;

●	reviewing with our independent registered public accounting firm any audit problems or difficulties and management’s response and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K;

●	discussing the annual audited financial statements with management and our independent registered public accounting firm;

●	periodically reviewing and reassessing the adequacy of our audit committee charter;

●	meeting periodically with the management and our internal auditor and our independent registered public accounting firm;

●	reporting regularly to the full board of directors;

●	reviewing the adequacy and effectiveness of our accounting and integral control policies and procedures and any steps taken to monitor and control major financial risk exposure; and

●	such other matters that are specifically delegated to our audit committee by our board of directors from time to time.

Compensation Committee. Our compensation committee will consist of Wong Ka Lun, Shi Cheuk Kwan and Tsang Chi Hon, and will be chaired by Shi Cheuk Kwan. Our Board has determined that each such member satisfies the “independence” requirements of Section 803(2) of the NYSE American Company Guide. Our compensation committee will assist the Board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee will be responsible for, among other things:

●	reviewing and approving to the Board with respect to the total compensation package for our chief executive officer;

●	reviewing the total compensation package for our employees and recommending any proposed changes to our management;

●	reviewing and recommending to the Board with respect to the compensation of our directors;

●	reviewing annually and administering all long-term incentive compensation or equity plans;

●	selecting and receiving advice from compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management.

Nominations Committee. Our nominations committee will consist of Wong Ka Lun, Shi Cheuk Kwan and Tsang Chi Hon, and will be chaired by Wong Ka Lun. Our Board has determined that each such member satisfies the “independence” requirements of Section 803(2) of the NYSE American Company Guide. The nominations committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board of directors and its committees. The nominations committee will be responsible for, among other things:

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●	identifying and recommending nominees for election or re-election to our board of directors or for appointment to fill any vacancy;

●	reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

●	advising the Board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

The functions and powers of our board of directors, among others:

●	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of officers;

●	exercising the borrowing powers of our company and mortgaging the property of our company; and

●	approving the transfer of shares of our company, including the registering of such shares in our share register.

Terms of Directors and Executive Officers

Each of our directors holds office until the expiration of his or her term, as may be provided in a written agreement with our company, and his or her successor has been elected and qualified, until his or her resignation or until his or her office is otherwise vacated in accordance with our articles of association. At each annual general meeting one-third of the directors for the time being shall retire from office by rotation. However, if the number of directors is not a multiple of three, then the number nearest to but not less than one-third shall be the number of retiring directors. A retiring director shall be eligible for re-election. All of our executive officers are appointed by and serve at the discretion of our board of directors. Our directors may be appointed or removed from office by an ordinary resolution of shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors generally; (ii) dies or is found to be or becomes of unsound mind and the board of directors resolves that his office be vacated; (iii) resigns; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the Board and the Board resolves that his office be vacated; (v) is prohibited from being or ceases to be a director by operation of law; or (vi) is removed from office by the requisite majority of the directors or otherwise pursuant to our amended and restated memorandum and articles of association then in effect. The compensation of our directors is determined by the board of directors. There is no mandatory retirement age for directors.

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Employment Agreements and Indemnification Agreements

We expect to enter into employment agreements with our executive officers. Each of our executive officers is employed for a continuous term, or a specified time period which will be automatically extended, unless either we or the executive officer gives prior notice to terminate such employment. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense other than one which in the opinion of the Board does not affect the executive’s position, willful, disobedience of a lawful and reasonable order, misconduct being inconsistent with the due and faithful discharge of the executive officer’s material duties, fraud or dishonesty, or habitual neglect of his or her duties. An executive officer may terminate his or her employment at any time with a [60]-day prior written notice.

Each executive officer has agreed to hold, both during and after the employment agreement expires or is earlier terminated, in strict confidence and not to use or disclose to any person, corporation or other entity without our written consent, any confidential information or trade secrets. Each executive officer has also agreed to disclose in confidence to us all inventions, intellectual and industry property rights and trade secrets which they made, discover, conceive, develop or reduce to practice during the executive officer’s employment with us and to assign to our company all of his or her associated titles, interests, patents, patent rights, copyrights, trade secret rights, trademarks, trademark rights, mask work rights and other intellectual property and rights anywhere in the world which the executive officer may solely or jointly conceive, invent, discover, reduce to practice, create, drive, develop or make, or cause to be conceived, invented, discovered, reduced to practice, created, driven, developed or made, during the period of the executive officer’s employment with us that are either related to our business, actual or demonstrably anticipated research or development or any of our products or services being developed, manufactured, marketed, sold, or are related to the scope of the employment or make use of our resources. In addition, all executive officers have agreed to be bound by non-competition and non-solicitation restrictions set forth in their agreements. Each executive officer has agreed to devote all his or her working time and attention to our business and use best efforts to develop our business and interests. Moreover, each executive officer has agreed not to, for a certain period following termination of his or her employment or expiration of the employment agreement: (i) carry on or be engaged, concerned or interested directly or indirectly whether as shareholder, director, employee, partner, agent or otherwise carry on any business in direct competition with us, (ii) solicit or entice away any of our customer, client, representative or agent, or (iii) employ, solicit or entice away or attempt to employ, solicit or entice away any of our officers, managers, consultants or employees.

We expect to enter into indemnification agreements with our directors and executive officers, pursuant to which we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer.

Compensation of Directors and Executive Officers

In 2023, we paid an aggregate of HKD 0.6 million (US$0.1 million) in cash to our executive officers, and we did not pay any compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our Hong Kong subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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Principal Shareholders

The following table sets forth information concerning the beneficial ownership of our Ordinary Shares as of the date of this prospectus by:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own more than 5% of our Ordinary Shares.

The calculations in the table below are based on 32,500,000 Ordinary Shares issued and outstanding as of the date of this prospectus, and [       ] Ordinary Shares issued and outstanding immediately after the completion of this offering, assuming the underwriters do not exercise their over-allotment option.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owner Prior to this Offering		Ordinary Shares Beneficially Owned Immediately After this Offering*
	Number	%	Number	%

Directors and Executive Officers:
Yee Kar Wing(1)	24,456,250	75.25	24,456,250	[ ]
Hui Wai Ming(1)	-	-	-	-
Wong Chung Wai	-	-	-	-
Wong Ka Lun	-	-	-	-
Shi Cheuk Kwan	-	-	-	-
Tsang Chi Hon	-	-	-	-
Directors and Executive Officers as a group	24,456,250	75.25	24,456,250	[ ]
Other Principal Shareholders
Rainbow Sun Enterprises Limited(1)	24,456,250	75.25	24,456,250	[ ]

* Assuming no exercise of the over-allotment option in this offering.

(1) Mr. Yee Kar Wing (“Mr. Yee”) is the controlling shareholder and sole director of Rainbow Sun Enterprises Limited (“Rainbow Sun”), while Mr. Hui Wai Ming (“Mr. Hui”), the only minority shareholder of Rainbow Sun, has entered into a concert party agreement with Mr. Yee, pursuant to which Mr. Hui agrees to act in concert with Mr. Yee in all matters with respect to the Company, Vigorous Elite Holdings Limited and SCS. As such, Mr. Yee has sole voting and dispositive power over shares held by Rainbow Sun.

As of the date of this prospectus, we did not have any Ordinary Shares outstanding that were held by record holders in the United States. None of our shareholders has informed us that it is affiliated with a registered broker-dealer or is in the business of underwriting securities. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See “Description of Share Capital—History of Securities Issuances” for a description of issuances of our securities that have resulted in significant changes in ownership held by our major shareholders.

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Related Party Transactions

Private Placements

See “Description of Share Capital — History of Securities Issuances.”

Employment Agreements and Indemnification Agreements

See “Management — Employment Agreements and Indemnification Agreements.”

Other Related Party Transactions

The following is a summary of transactions for the three years ended December 31, 2023 to which we have been a party and in which any members of our board of directors, any executive officers, or controlling shareholders had, has or will have a direct or indirect material interest, other than compensation arrangements which are described under the section of this prospectus captioned “Management”.

The table below sets forth the major related parties and their relationships with the Company:

Names of the related parties	Relationship with the Company
Leading Digital Supply Limited	50% owned by Yee Kar Wing; Director until July 2, 2024
Primex Technology Limited	50% owned by Yee Kar Wing; Director
GMS Enterprise (Hong Kong) Limited	100% owned by Primex Technology Limited; Director: Yee Kar Wing
Yee Kar Wing	Shareholder, Director, and CEO of the Company
Hui Wai Ming	Shareholder and COO of the Company
Chu Che Man	Shareholder and director of SCS (ceased to be the director and shareholder of SCS since September 25, 2023 and September 26, 2023, respectively)

a. Amounts due from / (to) related parties

	As of December 31,			As of June 30,
	2021	2022	2023	2024
	HK$	HK$	HK$	HK$
Leading Digital Supply Limited(i)	-	-	9,800	9,800
Primex Technology Limited(i)	-	21,924	75,924	102,924
Total amounts due from related parties - trade	-	21,924	85,724	112,724
Less: Allowance for expected credit losses	-	(1,217)	(7,684)	(14,727)
Total amounts due from related parties – trade, net	-	20,707	78,040	97,997

Yee Kar Wing(ii)	(4,678,112)	65,524	(5,276,517)	(11,987)
Hui Wai Ming(ii)	1,283,180	2,018,180	(3,732,147)	(3,532,147)
Chu Che Man(ii)	845,000	-	-	-
Total amounts due from / (to) related parties – non trade	(2,549,932)	2,083,704	(9,008,664)	(3,544,134)

b. Related party transactions

	Year ended December 31,			Six Months Ended
	2021	2022	2023	June 30, 2024
	HK$	HK$	HK$	HK$
Purchase from GMS Enterprise (Hong Kong) Limited	-	9,292	21,551	-
Service rendered to Leading Digital Supply Limited	-	885,200	540,200	-
Service rendered to Primex Technology Limited	-	21,924	54,000	27,000
Dividend paid to Yee Kar Wing(ii)	-	-	6,097,976	5,264,530
Dividend paid to Hui Wai Ming(ii)	-	-	2,392,580	200,000

Terms of Transactions with Related Parties

The transactions with related parties are conducted on terms that, in management’s opinion, approximate arm’s length transactions. The pricing for services provided and goods sold to related parties is based on market rates for similar transactions with third parties. However, due to the nature of related party relationships, these transactions may not be at the same terms that would be available in an open market.

(i)	The amounts due from Leading Digital Supply Limited and Primex Technology Limited represent receivables for IT infrastructure solutions and managed support services provided by the Company. These balances are subject to credit risk, and allowances for expected credit losses of HK$0, HK$1,217, HK$6,467 (US$829) and HK$7,043 (US$903) were recognized for the years ended December 31, 2021, 2022, and 2023, and six months ended June 30, 2024, respectively.

(ii)	The amounts due from Yee Kar Wing, Hui Wai Ming and Chu Che Man are unsecured, interest-free, and without a fixed repayment term. These amounts reflect advances provided to the shareholders for operational purposes. While no allowance for credit losses was recognized for these balances, management monitors these amounts closely and has assessed them as fully collectible based on the financial capacity and ongoing involvement of the related parties with the Company. Any significant changes in the financial standing of the related parties may result in a reassessment of the credit risk associated with these balances.

(iii)	On December 31, 2023, SCS declared a dividend of HK$17,500,000 to Vigorous. In accordance with a written instruction of the Vigorous, the dividend will be paid directly to Yee Kar Wing and Hui Wai Ming, the ultimate shareholders of Vigorous. The transaction was fully authorized by the Board of Directors and documented in a board resolution. As of June 30, 2024, the amount of unpaid dividend to Mr. Yee Kar Wing and Mr. Hui Wai Ming were HK$12,494 and HK$3,532,420, respectively.

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Description of Share Capital

We are a Cayman Islands exempted company incorporated with limited liability and our affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands, which we refer to as the Companies Act below, and the common law of the Cayman Islands.

As of the date of this prospectus, our authorized share capital is US$50,000 divided into 500,000,000 Ordinary Shares of nominal or par value of US$0.0001 each.

As of the date of this prospectus, 32,500,000 Ordinary Shares are issued and outstanding. All of our shares issued and outstanding prior to the completion of the offering are and will be fully paid, and all of our shares to be issued in the offering will be issued as fully paid.

Our Post-Offering Memorandum and Articles of Association

Our shareholders have adopted an amended and restated memorandum and articles of association on October 18, 2024, which we refer to below as our post-offering memorandum and articles of association. The following are summaries of material provisions of the post-offering memorandum and articles of association and of the Companies Act, insofar as they relate to the material terms of our Ordinary Shares.

Objects of Our Company. Under our post-offering memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

Ordinary Shares. Upon the completion of this Offering, our authorized share capital is US$50,000.00 divided into 500,000,000 Ordinary Shares of nominal or par value US$0.0001 each. All of our outstanding Ordinary Shares are fully paid and non-assessable. Certificates representing the Ordinary Shares are issued in registered form. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Dividends. The holders of our Ordinary Shares are entitled to such dividends as may be declared by our board of directors or declared by our shareholders by ordinary resolution (provided that no dividend may be declared by our shareholders which exceeds the amount recommended by our directors). Our post-offering memorandum and articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determine is no longer needed. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

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Voting Rights. Holders of our Ordinary Shares vote on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. In respect of matters requiring shareholders’ vote, each Ordinary Share is entitled to one vote. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless voting by poll is required by NYSE American rules or (before or on the declaration of the result of the show of hands) demanded by the chairman of the meeting or by any one or more shareholder(s) together holding at least 10% of the total voting rights of all our shareholders having the right to vote at such general meeting. A quorum required for a meeting of shareholders consists of one or more shareholder(s) who holds at least one-third of all votes attaching to all shares in issue and entitled to vote present in person or by proxy, or if a corporation or other natural person, by its duly authorised representative.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the Ordinary Shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding and issued Ordinary Shares cast at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our post-offering memorandum and articles of association. Our shareholders may, among other things, divide or consolidate their shares by ordinary resolution.

However, no person will be entitled to vote at any general meeting or at any separate meeting of the holders of the Ordinary Shares unless the person is registered as of the record date for such meeting and unless all calls or other sums presently payable by the person in respect of Ordinary Shares in the Company have been paid.

Alteration of share capital. Our Company may, by an ordinary resolution of its members: (a) increase its share capital by such sum as it thinks expedient; (b) consolidate or divide all or any of its share capital into shares of a larger amount than its existing shares; (c) convert all of any of its paid up shares into stock and reconvert that stock into paid up shares of any denomination, (d) subdivide its shares or any of them into shares of an amount smaller amount provided that in the subdivision, the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; (e) cancel any shares which, at the date of passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled; and (f) reduce its share premium account in any manner authorized and subject to any conditions prescribed by law.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our post-offering memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ general meetings may be convened by a majority of our board of directors. Advance notice of at least seven days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third of all votes attaching to the issued and outstanding shares in our company entitled to vote at the general meeting.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering memorandum and articles of association provide that upon the requisition of any one or more of our shareholders who together hold shares which carry in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our post-offering memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares. Subject to the restrictions set out in our post-offering memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his or her Ordinary Shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any Ordinary Share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any Ordinary Share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the Ordinary Shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of Ordinary Shares;

●	the instrument of transfer is properly stamped, if required;

●	in the case of a transfer to joint holders, the number of joint holders to whom the Ordinary Share is to be transferred does not exceed four; and

●	a fee of such maximum sum as NYSE American may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

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If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of NYSE American, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Liquidation. On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders, at least 14 days’ prior, specifying the time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares issued and outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. If at any time, our share capital is divided into different classes of shares, the rights attached to any class may be materially adversely varied with the consent in writing of the holders of at least two-thirds (2/3) of the issued shares of that class or with the sanction of a resolution passed by not less than two-thirds of the votes cast at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued shall not, be deemed to be materially adversely varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by the Company. The rights of the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Issuance of Additional Shares. Our post-offering memorandum and articles of association authorize our board of directors to issue additional Ordinary Shares from time to time as our board of directors shall determine, to the extent out of available authorized but unissued Ordinary Shares.

Our post-offering memorandum and articles of association also authorize our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

●	the designation of the series;

●	the number of shares of the series;

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●	the dividend rights, dividend rates, conversion rights, voting rights; and

●	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preferred shares without action by our shareholders to the extent out of authorized but unissued preferred shares. Issuance of these shares may dilute the voting power of holders of Ordinary Shares.

Inspection of Books and Records. Holders of our Ordinary Shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Anti-Takeover Provisions. Some provisions of our post-offering memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and

●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our post-offering memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies of the Cayman Islands;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may not issue negotiable or bearer shares, but may issue shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

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Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided that the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

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Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholders upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

●	a company acts or proposes to act illegally or ultra vires (and is therefore incapable of ratification by the shareholder);

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained;

●	an act purports to abridge or abolish the individual rights of a shareholder; and

●	those who control the company are perpetrating a “fraud on the minority.”

In the case of a company (not being a bank) having its share capital divided into shares, the Grand Court may, on the application of members holding not less than one fifth of the shares of the company in issue, appoint an inspector to examine the affairs of the company and to report thereon in such manner as the Grand Court shall direct.

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our post-offering memorandum and articles of association provide that that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including, without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

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In addition, we expect to enter into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our post-offering memorandum and articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders; provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering memorandum and articles of association allow any one or more of our shareholders holding shares which carry in aggregate not less than one-third of the total number of votes attaching to all issued and the outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our post-offering memorandum and articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As a Cayman Islands exempted company, we are not obliged by law to call shareholders’ annual general meetings.

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Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our post-offering memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the issued and outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering memorandum and articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders. A director will also cease to be a director if he (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing; (iv) without special leave of absence from our board, is absent from meetings of our board for three consecutive meetings and our board resolves that his office be vacated; or (v) is removed from office pursuant to any other provision of our articles of association.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by either an order of the courts of the Cayman Islands or by the board of directors.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

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Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our post-offering memorandum and articles of association, if our share capital is divided into more than one class of shares, the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially adversely varied with the consent in writing of the holders of at least two-thirds (2/3) of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially adversely varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act and our post-offering memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our post-offering memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

History of Securities Issuances

The following is a summary of our securities issuances in the past three years.

Ordinary Shares

On October 18, 2024, the Company subdivided its authorized share capital to US$50,000 divided into 500,000,000 Ordinary Shares of nominal or par value of US$0.0001 each. On October 24, 2024, pursuant to a restructuring, we allotted and issued an aggregate of 32,499,990 Ordinary Shares to the shareholders of Vigorous Elite Holdings Limited in consideration of all their shares in Vigorous Elite Holdings Limited.

Other than the aforementioned issuance of securities and the issuance of securities in connection with the reorganization, we have not issued any securities in the past three years.

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Shares Eligible For Future Sale

Upon completion of this offering, we will have [         ] Ordinary Shares outstanding, assuming the underwriters do not exercise its over-allotment option. All of the Ordinary Shares sold in this offering will be freely transferable by persons other than by our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of the Ordinary Shares in the public market could adversely affect prevailing market prices of the Ordinary Shares. Prior to this offering, there has been no public market for our Ordinary Shares. We intend to apply to list the Ordinary Shares on NYSE American, but we cannot assure you that a regular trading market will develop in the Ordinary Shares. We do not expect that a trading market will develop for our Ordinary Shares.

Lock-up Agreements

We and each of our directors, executive officers and shareholders of 5% or more of our total outstanding Ordinary Shares as of the effective date of the Registration Statement (and all holders of securities exercisable for or convertible into shares of Ordinary Shares) have agreed, for a period of 6 months after the Offering is completed, not to offer, sell, contract to sell, encumber, pledge, grant any option to purchase, make any short sale, lend or otherwise dispose of, except in this offering, any of our Ordinary Shares or securities that are substantially similar to our Ordinary Shares, including but not limited to any options or warrants to purchase our Ordinary Shares or any securities that are convertible into or exchangeable for, or that represent the right to receive, our Ordinary Shares or any such substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed), without the prior written consent of the underwriter.

The restrictions described in the preceding paragraphs will be automatically extended under certain circumstances. See “Underwriting.”

Other than this offering, we are not aware of any plans by any significant shareholders to dispose of significant numbers of the Ordinary Shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for the Ordinary Shares may dispose of significant numbers of the Ordinary Shares in the future. We cannot predict what effect, if any, future sales of the Ordinary Shares, or the availability of Ordinary Shares for future sale, will have on the trading price of the Ordinary Shares from time to time. Sales of substantial amounts of the Ordinary Shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of the Ordinary Shares.

Rule 144

All of our Ordinary Shares that will be issued and outstanding upon the completion of this offering, other than those Ordinary Shares sold in this offering, are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who at the time of a sale is not, and has not been during the three months preceding the sale, an affiliate of ours and has beneficially owned our restricted securities for at least six months will be entitled to sell the restricted securities without registration under the Securities Act, subject only to the availability of current public information about us, and will be entitled to sell restricted securities beneficially owned for at least one year without restriction. Persons who are our affiliates and have beneficially owned our restricted securities for at least six months may sell a number of restricted securities within any three-month period that does not exceed the greater of the following:

●	1% of the then issued and outstanding Ordinary Shares of the same class which immediately after the completion of this offering will equal Ordinary Shares, assuming the underwriters do not exercise its over-allotment option; or

●	the average weekly trading volume of our Ordinary Shares of the same class during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales by our affiliates under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our Ordinary Shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell those Ordinary Shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

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Taxation

The following summary of the material Cayman Islands, Hong Kong and U.S. federal income tax consequences of an investment in the Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in the Ordinary Shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, Hong Kong and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Harney Westwood & Riegels Singapore LLP, our Cayman Islands counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in the Cayman Islands in respect of the issue of our Ordinary Shares or on an instrument of transfer in respect of our Ordinary Shares except those which hold interests in land in the Cayman Islands and so long as the instrument of transfer is not executed in, brought to, or produced before a court of the Cayman Islands.

Hong Kong Profits Taxation

Our subsidiary, SCS, is a Hong Kong entity subject to the two-tier profit tax rates system according to Hong Kong tax rules and regulations.

The two-tier profits tax rates system was introduced under the Inland Revenue (Amendment)(No.3) Ordinance 2018 (the “Ordinance”) of Hong Kong became effective for the assessment year 2018/2019. Under the two-tier profit tax rates regime, the profits tax rate for the first HKD 2 million of assessable profits of a corporation will be subject to the lowered tax rate, 8.25% while the remaining assessable profits will be subject to the legacy tax rate, 16.5%. The Ordinance only allows one entity within a group of “connected entities” is eligible for the two-tier tax rate benefit. An entity is a connected entity of another entity if (1) one of them has control over the other; (2) both of them are under the control (more than 50% of the issued share capital, voting rights or profits) of the same entity; (3) in the case of the first entity being a natural person carrying on a sole proprietorship business the other entity is the same person carrying on another sole proprietorship business. Under the Ordinance, it is an entity’s election to nominate an entity that will be subject to the two-tier profits tax rate on its Profits Tax Return. The election is irrevocable.

SCS elected the two-tier profits tax rate for its tax years of 2021/2022 and 2022/2023.

Under Hong Kong tax laws, our Hong Kong subsidiary is exempted from Hong Kong income tax on its foreign-derived income. In addition, payments of dividends from our Hong Kong subsidiary to us are not subject to any withholding tax in Hong Kong. See “Dividend Policy” for further details on our dividend policy.

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United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of the Ordinary Shares by a U.S. Holder (as defined below) that acquires the Ordinary Shares in this offering and holds the Ordinary Shares as “capital assets” (generally, property held for investment) under the Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal income tax laws, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and alternative minimum tax considerations, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of the Ordinary Shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to use a mark-to-market method of accounting;

●	certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	holders who acquire their Ordinary Shares pursuant to any employee share option or otherwise as compensation;

●	investors that will hold their Ordinary Shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

●	investors that have a functional currency other than the U.S. dollar;

●	persons holding their Ordinary Shares in connection with a trade or business conducted outside the United States;

●	persons that actually or constructively own 10% or more of our stock (by vote or value); or

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding the Ordinary Shares through such entities,

all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of the Ordinary Shares.

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General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of the Ordinary Shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in or organized under the law of the United States or any state thereof or the District of Columbia;

●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of the Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding the Ordinary Shares and their partners are urged to consult their tax advisors regarding an investment in the Ordinary Shares.

For U.S. federal income tax purposes, a U.S. Holder of Ordinary Shares will generally be treated as the beneficial owner of the underlying shares represented by the Ordinary Shares. The remainder of this discussion assumes that a U.S. Holder of the Ordinary Shares will be treated in this manner. Accordingly, deposits or withdrawals of Ordinary Shares will generally not be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce, or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are generally categorized as a passive asset and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Based upon our current and projected income and assets, including the expected proceeds from this offering, and projections as to the value of our assets (which are based on the expected market price of the Ordinary Shares immediately following this offering), we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a factual determination made annually that will depend, in part, upon the future composition of our income and assets. Fluctuations in the market price of the Ordinary Shares may cause us to be or become a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the Ordinary Shares from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our anticipated market capitalization immediately following the close of this offering. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of being or becoming a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules, and because our PFIC status is an annual factual determination, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

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If we are a PFIC for any year during which a U.S. Holder holds the Ordinary Shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds the Ordinary Shares.

The discussion below under “— Dividends” and “— Sale or Other Disposition” is written on the basis that we will not be or become a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply generally if we are treated as a PFIC are discussed below under “— Passive Foreign Investment Company Rules.”

Dividends

Any cash distributions paid on the Ordinary Shares (including the amount of any Hong Kong tax withheld) out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of Ordinary Shares. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on the Ordinary Shares will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Individuals and other non-corporate U.S. Holders will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income”; provided that certain conditions are satisfied, including that (1) the Ordinary Shares on which the dividends are paid are readily tradable on an established securities market in the United States, (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period and other requirements are met.

For U.S. foreign tax credit purposes, dividends paid on the Ordinary Shares generally will be treated as income from foreign sources and generally will constitute passive category income. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

A U.S. Holder will generally recognize gain or loss upon the sale or other disposition of Ordinary Shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such Ordinary Shares. The gain or loss will generally be capital gain or loss. Any capital gain or loss will be long term if the Ordinary Shares have been held for more than one year. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which may limit the availability of foreign tax credits. Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of the Ordinary Shares, including the availability of the foreign tax credit under its particular circumstances.

Passive Foreign Investment Company Rules

If we are a PFIC for any taxable year during which a U.S. Holder holds the Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Ordinary Shares), and (ii) any gain realized on the sale or other disposition including, under certain circumstances, a pledge, of Ordinary Shares. Under the PFIC rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares;

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●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are a PFIC (each, a “pre-PFIC year”) will be taxable as ordinary income; and

●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year, increased by an additional tax equal to the interest on the resulting tax deemed deferred with respect to each such taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder holds the Ordinary Shares, and any of our subsidiaries is also a PFIC (a “lower-tier PFIC”), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

U.S. Holder that holds stock in a non-U.S. corporation during any taxable year in which the corporation is treated as a PFIC is subject to special tax rules with respect to (a) any gain realized on the sale, exchange or other disposition of the stock and (b) any “excess distribution” by the corporation to the holder, unless the holder elects to treat the PFIC as a “qualified electing fund” (“QEF”) or makes a “mark-to-market” election, each as discussed below. An “excess distribution” is that portion of a distribution with respect to PFIC stock that exceeds 125% of the average of such distributions over the preceding three-year period or, if shorter, the U.S. Holder’s holding period for its Ordinary Shares. Excess distributions and gains on the sale, exchange or other disposition of stock of a corporation which was a PFIC at any time during the U.S. Holder’s holding period are allocated ratably to each day of the U.S. Holder’s holding period. Amounts allocated to the taxable year in which the disposition occurs and amounts allocated to any period in the shareholder’s holding period before the first day of the first taxable year that the corporation was a PFIC will be taxed as ordinary income (rather than capital gain) earned in the taxable year of the disposition. Amounts allocated to each of the other taxable years in the U.S. Holder’s holding period are not included in gross income for the year of the disposition, but are subject to a tax (equal to the highest ordinary income tax rates in effect for those years, and increased by an interest charge at the rate applicable to income tax deficiencies) that is added to the tax otherwise due for the taxable year in which the disposition occurs. The tax liability for amounts allocated to years before the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Equity Shares cannot be treated as capital, even if a U.S. Holder held such Equity Shares as capital assets. The preferential U.S. federal income tax rates for dividends and long-term capital gain of individual U.S. Holders (as well as certain trusts and estates) would not apply, and special rates would apply for calculating the amount of the foreign tax credit with respect to excess distributions.

If a corporation is a PFIC for any taxable year during which a U.S. Holder holds Ordinary Shares in the corporation, then the corporation generally will continue to be treated as a PFIC with respect to the holder’s Ordinary Shares, even if the corporation no longer satisfies either the passive income or passive asset tests described above, unless the U.S. Holder terminates this deemed PFIC status by electing to recognize gain, which will be taxed under the excess distribution rules as if such Ordinary Shares had been sold on the last day of the last taxable year for which the corporation was a PFIC.

The excess distribution rules may be avoided if a U.S. Holder makes a QEF election effective beginning with the first taxable year in the holder’s holding period in which the corporation is a PFIC. A U.S. Holder that makes a QEF election is required to include in income its pro rata share of the PFIC’s ordinary earnings and net capital gain as ordinary income and long-term capital gain, respectively, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. A U.S. Holder whose QEF election is effective after the first taxable year during the holder’s holding period in which the corporation is a PFIC will continue to be subject to the excess distribution rules for years beginning with such first taxable year for which the QEF election is effective.

In general, a U.S. Holder makes a QEF election by attaching a completed IRS Form 8621 to a timely filed (taking into account any extensions) U.S. federal income tax return for the year beginning with which the QEF election is to be effective. In certain circumstances, a U.S. Holder may be able to make a retroactive QEF election. A QEF election can be revoked only with the consent of the IRS. In order for a U.S. Holder to make a valid QEF election, the corporation must annually provide or make available to the holder certain information. We do not intend to provide to U.S. Holders the information required to make a valid QEF election and we currently make no undertaking to provide such information. Accordingly, it is currently anticipated that a U.S. Holder will not be able to avoid the special tax rules described above by making the QEF election.

As an alternative to making a QEF election, a U.S. Holder may make a “mark-to-market” election with respect to its PFIC shares if the shares meet certain minimum trading requirements. If a U.S. Holder makes this election with respect to the Ordinary Shares, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Ordinary Shares held at the end of the taxable year over the adjusted tax basis of such Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Ordinary Shares over the fair market value of such Ordinary Shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of the Ordinary Shares and we cease to be a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of the Ordinary Shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

The mark-to-market election applies to the taxable year for which the election is made and all subsequent taxable years, unless the Ordinary Shares cease to meet applicable trading requirements (described below) or the IRS consents to its revocation. The excess distribution rules generally do not apply to a U.S. Holder for tax years for which a mark-to-market election is in effect. However, if a U.S. Holder makes a mark-to-market election for PFIC stock after the beginning of the holder’s holding period for the stock, a coordination rule applies to ensure that the holder does not avoid the tax and interest charge with respect to amounts attributable to periods before the election.

A mark-to-market election is available only if the Ordinary Shares are considered “marketable” for these purposes. Shares will be marketable if they are regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission or on a non-U.S. exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. For these purposes, Ordinary Shares will be considered regularly traded during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Any trades that have as their principal purpose meeting this requirement will be disregarded. Each U.S. Holder should ask its own tax advisor whether a mark-to-market election is available or desirable

Because a mark-to-market election cannot technically be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

If a U.S. Holder owns the Ordinary Shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. A U.S. Holder must also provide such other information as may be required by the U.S. Treasury Department if the U.S. Holder (i) receives certain direct or indirect distributions from a PFIC, (ii) recognizes gain on a direct or indirect disposition of PFIC stock, or (iii) makes certain elections (including a QEF election or a mark-to-market election) reportable on IRS Form 8621. You should consult your tax advisor regarding the U.S. federal income tax consequences of owning and disposing of the Ordinary Shares if we are or become a PFIC.

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Underwriting

We will enter into an underwriting agreement with Maxim Group, LLC (“Maxim”, or “Representative”) to act as the underwriters named below. Subject to the terms and conditions of the underwriting agreement, the underwriter named below has agreed to purchase, and we have agreed to sell to them, the number of our Ordinary Shares at the initial public offering price, less the underwriting discounts and commissions, as set forth on the cover page of this prospectus and as indicated below:

Name	Number of Shares
Maxim Group, LLC

Total	[ ]

The underwriter is offering the shares subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriter to pay for and accept delivery of the shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriter is obligated to take and pay for all of the shares offered by this prospectus if any such shares are taken. However, the underwriter is not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

We have granted to the Representative an option, exercisable for 45 days from the closing of the Offering, to purchase up to an additional [        ] Ordinary Shares at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The option may be exercised in whole or in part, and may be exercised more than once, during the 45-day option period. The underwriter may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering contemplated by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase the same percentage of the additional shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares listed next to the names of all underwriter in the preceding table.

The underwriter will offer the shares to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession. After this offering, the initial public offering price, concession and reallowance to dealers may be reduced by the representative. No such reduction shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The securities are offered by the underwriter as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. The underwriter has informed us that it does not intend to confirm sales to any accounts over which they exercise discretionary authority.

Commissions and Expenses

The underwriting discounts and commissions are equal to 7.5% of the initial public offering price.

The following table shows the price per share and total initial public offering price, underwriting discounts and commissions, and proceeds before expenses to us. The total amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

Total
	Per Share	No Exercise of Over-allotment Option	Full Exercise of Over-allotment Option
Initial public offering price(1)	$	$	$

Underwriting discounts and commissions to be paid by us	$	$	$

Proceeds, before expenses, to us	$	$	$

(1)	Initial public offering price per share is assumed at US$[ ], which is the mid point of the range set forth on the cover page of the prospectus.

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We have agreed to reimburse the Representative up to a maximum of $200,000 for out-of-pocket accountable expenses (including the legal fees and other disbursements as disclosed below).

We have agreed to pay all expenses relating to the offering, including, but not limited to, (i) all filing fees and communication expenses relating to the registration of the shares to be sold in this offering (including the Over-allotment Shares with the SEC and the filing of the offering materials with FINRA; (ii) all fees and expenses relating to the listing of such Shares on such stock exchange as we and Maxim together determine; (iii) all reasonable fees, expenses and disbursements relating to background checks of the Company’s officers and directors; (iv) all fees, expenses and disbursements relating to the registration or qualification of such Shares under the “blue sky” securities laws of such states and other jurisdictions as Maxim may reasonably designate (including, without limitation, all filing and registration fees, and the fees and disbursements of Maxim’s counsel for such counsel’s participation in the “blue sky’ and stock exchange listing process); (v) the costs of all mailing and printing of the underwriting documents (including the Underwriting Agreement, any Blue Sky Surveys and, if appropriate, any Agreement Among Underwriters, Selected Dealers’ Agreement, Underwriters’ Questionnaire and Power of Attorney), registration statements, prospectuses and all amendments, supplements and exhibits thereto and as many preliminary and final Prospectuses as Maxim may reasonably deem necessary; (vi) the costs and expenses of the public relations firm; (vii) the costs of preparing, printing and delivering certificates representing such Shares; fees and expenses of the transfer agent for such Shares; (viii) stock transfer taxes, if any, payable upon the transfer of securities from the Company to Maxim; (ix) the fees and expenses of the Company’s accountants and other agents and representatives. (x) all legal fees, costs and expenses in connection with the Offering, up to $175,000 in the event of a Closing of the Offering, and a maximum of $87,500 in the event that there is not a Closing of the Offering. We have delivered to Maxim an amount of $50,000 as an advance against reasonably anticipated out-of-pocket expenses, such advance will be reimbursed to the issuer to the extent not actually incurred, in accordance with FINRA Rule 5110(g)(4)(A).

We estimate that the total expenses of the offering payable by us, excluding the underwriting discounts and commissions, will be approximately $ million, including a maximum aggregate reimbursement of $200,000 of the representative’s out-of-pocket expenses allowance.

The address of the representative is 300 Park Avenue, 16th Floor, New York, NY 10022.

Representative’s Warrants

In addition, we have agreed to issue the Representative’s warrants to the Representative to purchase up to an aggregate number of Ordinary Shares equal to 5% of the total number of Ordinary Shares sold in this Offering, including any shares issued pursuant to the exercise of the underwriters’ over-allotment option. Such warrants shall have an exercise price equal to 110% of the initial public offering price of the Ordinary Shares sold in this offering. The representative’s warrants may be purchased in cash or via cashless exercise, will be non-exercisable for six (6) months from the effective date of the Registration Statement of which this prospectus forms a part and will terminate on the fifth anniversary of the effective date of the registration statement of which this prospectus forms a part. The representative’s warrants and the underlying shares will be deemed compensation by FINRA, and therefore will be subject to FINRA Rule 5110(g)(1). In accordance with FINRA Rule 5110(g)(1), and except as otherwise permitted by FINRA rules, neither the representative’s warrants nor any of our shares issued upon exercise of the representative’s warrants may be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of such securities by any person, for a period of 18 months immediately following closing of this offering. In addition, we shall register the shares underlying the Representative’s Warrants under the Act and shall file all necessary undertakings in connection therewith. The Representative’s Warrants may be exercised as to all or a lesser number of Ordinary Shares, will provide for cashless exercise at all times and will contain provisions for one demand registration of the sale of the underlying Ordinary Shares at the Company’s expense, an additional demand registration at the warrant holders’ expense, and unlimited “piggyback” registration rights for a period of five years after the Closing at the Company’s expense, in compliance with FINRA Rule 5110(f)(2)(G)(v).

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We will bear all fees and expenses attendant to registering the Ordinary Shares underlying the representative’s warrants, other than any underwriting commissions incurred and payable by the warrant holders. The exercise price and number of Ordinary Shares issuable upon exercise of the representative’s warrants may be adjusted in certain circumstances, including in the event of a stock dividend, extraordinary cash dividend or our recapitalization, reorganization, merger or consolidation. The warrant exercise price and/or underlying shares may also be adjusted for issuances of Ordinary Shares at a price below the warrant exercise price.

Right of First Refusal

We have agreed that for a period of twelve (12) months from the closing of this offering, the Representative will have a right of first refusal to act as sole managing underwriter and sole book runner, sole placement agent, or sole sales agent, for any and all future public or private equity, equity-linked or debt (excluding commercial bank debt) offerings for which the Company retains the service of an underwriter, agent, advisor, finder or other person or entity in connection with such offering during such twelve (12) month period of the Company, or any successor to or any subsidiary of the Company. The Company shall not offer to retain any entity or person in connection with any such offering on terms more favorable than terms on which it offers to retain Maxim; provided, however, that such right shall be subject to FINRA Rule 5110(g)(5)(B). In connection with such right, we have agreed to furnish the Representative with the terms and conditions of any financing and/or bona fide proposed private or public sale of securities to be made by us and/or any of our subsidiaries, and the name and address of such person, entity, or representative.

In addition, we have agreed, until the closing of the Offering, not to negotiate with any other broker-dealer relating to a possible private and/or public offering of our securities without the written consent of the representative. We further have agreed that if the Company determines that it shall proceed with an alternative offering (registered or unregistered) of its equity securities or reverse merger (“Alternative Transaction”), then Maxim’s exclusivity as set forth in this engagement letter shall still apply, and Maxim shall act as the Company’s exclusive underwriter, agent or advisor with respect to such Alternative Transaction.

Indemnification

We have agreed to indemnify the Representative against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriter may be required to make in respect of those liabilities.

Lock-Up Agreements

We, our officers, directors and shareholders of five percent (5.0)% or more of the outstanding shares of the ordinary shares of the Company as of the effective date of the Registration Statement have agreed to a six-month lock-up period after the Offering is completed with respect to the ordinary shares that they beneficially own, including the issuance of shares upon the exercise of convertible securities and options that may be currently outstanding or which may be issued. This means that, for a period of six months after the Offering is completed, such persons may not offer, sell, contract to sell, encumber, grant any option for the sale, pledge or otherwise dispose of these securities without the prior written consent of the representative.

The Representative has no present intention to waive or shorten the lock-up period; however, the terms of the lock-up agreements may be waived at its discretion. In determining whether to waive the terms of the lock-up agreements, the representative may base its decision on its assessment of the relative strengths of the securities markets and companies similar to ours in general, and the trading pattern of, and demand for, our securities in general.

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Listing

We have applied to list our Ordinary Shares on the NYSE American under the symbol “ ”. We make no representation that such application will be approved or that our Ordinary Shares will trade on such market either now or at any time in the future. However, we will not complete this offering unless we are so listed.

Electronic Offer, Sale and Distribution

A prospectus in electronic format may be made available on websites or through other online services maintained by the underwriters or selling group members, if any, or by their affiliates, and the underwriters may distribute prospectus electronically. The underwriters may agree to allocate a number of Ordinary Shares to selling group members for sale to their online brokerage account holders. The Ordinary Shares to be sold pursuant to internet distributions will be allocated on the same basis as other allocations. Other than the prospectus in electronic format, the information on, or that can be accessed through, these websites and any information contained in any other website maintained by these entities is not part of, and is not incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriters, and should not be relied upon by investors.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Passive Market Making

Any underwriter who is a qualified market maker on Nasdaq may engage in passive market making transactions on Nasdaq, in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the shares and extending through the completion of the distribution. Passive market makers must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security. If all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded.

Pricing of this Offering

Prior to this offering, there has been no public market for our Ordinary Shares. The initial public offering price for our Ordinary Shares will be determined through negotiations between us and the representative. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the representative believe to be comparable to us, estimate of our business potential and earning prospects, the present state of our development and other factors deemed relevant. The initial public offering price of our Ordinary Shares in this offering does not necessarily bear any direct relationship to the assets, operations, book or other established criteria of value of our company.

Potential Conflicts of Interest

The underwriter and its affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriter and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of our Company. The underwriter and its affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

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No Sales of Similar Securities

We have agreed not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any Ordinary Shares or any securities convertible into or exercisable or exchangeable for Ordinary Shares or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our Ordinary Shares, whether any such transaction is to be settled by delivery of ordinary shares or such other securities, in cash or otherwise, without the prior written consent of the representative, for a period of 180 days from the date of this prospectus.

Selling Restrictions

Other than in the United States, no action may be taken, and no action has been taken, by us or the underwriters that would permit a public offering of the Ordinary Shares offered by, or the possession, circulation or distribution of, this prospectus in any jurisdiction where action for that purpose is required. The Ordinary Shares offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any Ordinary Shares offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

In addition to the offering of the Ordinary Shares in the United States, the underwriters may, subject to applicable foreign laws, also offer the Ordinary Shares in certain countries.

Stamp Taxes

If you purchase Ordinary Shares offered by this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the initial public offering price listed on the cover page of this prospectus.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the Ordinary Shares offered by this prospectus is completed, rules of the SEC may limit the ability of the Underwriter to bid for and to purchase our Ordinary Shares. As an exception to these rules, the Underwriter may engage in transactions effected in accordance with Regulation M under the Exchange Act that are intended to stabilize, maintain or otherwise affect the price of our Ordinary Shares. The Underwriter may engage in over-allotment sales, syndicate covering transactions, stabilizing transactions and penalty bids in accordance with Regulation M.

●	Stabilizing transactions consist of bids or purchases made by the managing underwriter for the purpose of preventing or slowing a decline in the market price of our securities while this offering is in progress.

●	Short sales and over-allotments occur when the managing underwriter, on behalf of the underwriting syndicate, sells more of our shares than they purchase from us in this offering. In order to cover the resulting short position, the managing underwriter may exercise the overallotment option described above and/or may engage in syndicate covering transactions. There is no contractual limit on the size of any syndicate covering transaction. The Underwriter will deliver a prospectus in connection with any such short sales. Purchasers of shares sold short by the Underwriter is entitled to the same remedies under the federal securities laws as any other purchaser of units covered by the registration statement.

●	Syndicate covering transactions are bids for or purchases of our securities on the open market by the managing underwriter on behalf of the Underwriter in order to reduce a short position incurred by the managing underwriter on behalf of the Underwriter.

●	A penalty bid is an arrangement permitting the managing underwriter to reclaim the selling concession that would otherwise accrue to an underwriter if the Ordinary Shares originally sold by the underwriter were later repurchased by the managing underwriter and therefore were not effectively sold to the public by such underwriter.

110

Stabilization, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our Ordinary Shares or preventing or delaying a decline in the market price of our Ordinary Shares. As a result, the price of our Ordinary Shares may be higher than the price that might otherwise exist in the open market.

Neither we nor the Underwriter make any representation or prediction as to the effect that the transactions described above may have on the prices of our Ordinary Shares. These transactions may occur on Nasdaq or on any trading market. If any of these transactions are commenced, they may be discontinued without notice at any time.

Offer Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Cayman Islands

This prospectus does not constitute a public offer of the Ordinary Shares, whether by way of sale or subscription, in the Cayman Islands. Each underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, any Ordinary Shares to any member of the public in the Cayman Islands.

China

This prospectus has not been and will not be circulated or distributed in the PRC and the shares may not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this section only, the PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau. This prospectus has not been nor will it be approved by or registered with the relevant Chinese governmental authorities, and it does not constitute nor is it intended to constitute an offer of securities within the meaning prescribed under the PRC securities law or other laws and regulations of the PRC. Accordingly, this prospectus shall not be offered or made available, nor may the Ordinary Shares be marketed or offered for sale to the general public, directly or indirectly, in the PRC. The Ordinary Shares shall only be offered or sold to PRC investors that are authorized or qualified to be engaged in the purchase of the Ordinary Shares being offered. Potential investors in the PRC are responsible for obtaining all the relevant regulatory approvals/licenses from the Chinese government by themselves, including, without limitation, those that may be required from the state administration of foreign exchange, the China banking regulatory commission, the ministry of commerce and the national development and reform commission, where appropriate, and for complying with all the relevant PRC laws and regulations in subscribing for Ordinary Shares.

European Economic Area

In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive, or a Relevant Member State, from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, an offer of the shares to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the shares that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and the competent authority in that Relevant Member State has been notified, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the shares to the public in that Relevant Member State at any time,

●	to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;
●	to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000, and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;
●	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive; or
●	in any other circumstances that do not require the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive;

provided that no such offer of shares shall result in a requirement for the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive.

111

For purposes of the above provision, the expression “an offer of ADSs to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

France

Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be (1) released, issued, distributed or caused to be released, issued or distributed to the public in France; or (2) used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

(a)	to qualified investors (investisseurs estraint) and/or to a restricted circle of investors (cercle estraint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with, articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1of the French Code monétaire et financier;

(b)	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

(c)	in a transaction that, in accordance with article L.411-2-II-1° -or-2° -or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Réglement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public á l’épargne).

The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Hong Kong

These securities have not been delivered for registration to the registrar of companies in Hong Kong and, accordingly, must not be issued, circulated or distributed in Hong Kong other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent, within the meaning of the Hong Kong companies ordinance (the “ordinance”) or in circumstances which do not constitute an offer to the public for the purposes of the ordinance. Unless permitted by the securities laws of Hong Kong, no person may issue or cause to be issued in Hong Kong these securities or any or other invitation, advertisement or document relating to the securities to anyone other than a person whose business involves the acquisition, disposal or holding of securities, whether as principal or agent.

Japan

The Ordinary Shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, and Ordinary Shares will not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to any exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

112

Korea

The shares have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder (the “FSCMA”), and the shares have been and will be offered in Korea as a private placement under the FSCMA. None of the shares may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder (the “FETL”). Furthermore, the purchaser of the shares shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the shares. By the purchase of the shares, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the shares pursuant to the applicable laws and regulations of Korea.

Malaysia

No prospectus or other offering material or document in connection with the offer and sale of the shares has been or will be registered with the Securities Commission of Malaysia (“Commission”) for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the shares, as principal, if the offer is on terms that the shares may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding 12 months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding 12 months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the shares is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

Singapore

This Registration Statement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this Registration Statement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act 2001 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Taiwan

The Ordinary Shares have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the Ordinary Shares in Taiwan.

United Kingdom

An offer of the shares may not be made to the public in the United Kingdom within the meaning of Section 102B of the Financial Services and Markets Act 2000, as amended, or the FSMA, except to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances that do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority, or the FSA.

An invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) may only be communicated to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which Section 21 of FSMA does not apply to the company.

All applicable provisions of the FSMA with respect to anything done by the underwriters in relation to the shares must be complied with in, from or otherwise involving the United Kingdom.

113

Expenses Related To This Offering

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, which are expected to be incurred in connection with the offer and sale of the Ordinary Shares by us. With the exception of the SEC registration fee, the NYSE American listing fee and the Financial Industry Regulatory Authority (“FINRA”) filing fee, all amounts are estimates.

SEC registration fee	US$	[4,000]
NYSE American listing fee		[50,000]
FINRA filing fee		[5,000]
Printing and engraving expenses		[20,000]
Legal fees and expenses		[412,303]
Accounting fees and expenses		[820,821]
Miscellaneous		[350,000]
Total	US$	[1,662,124]

114

Legal Matters

We are being represented by Sidley Austin LLP with respect to certain legal matters as to United States federal securities law. Certain legal matters as to U.S. federal law in connection with this Offering will be passed upon for the underwriters by Pryor Cashman LLP, New York, New York. The validity of the Ordinary Shares offered in this offering will be passed upon for us by Harney Westwood & Riegels Singapore LLP. Sidley Austin LLP may rely upon Harney Westwood & Riegels Singapore LLP with respect to matters governed by Cayman Islands law.

115

Experts

The financial statements as of and for the years ended December 31, 2022 and 2023 and the related financial statement schedule included in this prospectus have been audited by Assentsure PAC, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements and financial statement schedule are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The office of Assentsure PAC is located at 180B Bencoolen Street, #03-01 The Bencoolen, Singapore 189648.

116

Where You Can Find Additional Information

We have filed a registration statement, including relevant exhibits and schedules, with the SEC on Form F-1 under the Securities Act with respect to the underlying Ordinary Shares to be sold in this offering. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and the Ordinary Shares.

Immediately upon the effectiveness of the registration statement on Form F-1 of which this prospectus forms a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC.

117

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To: The Shareholders and the Board of Directors of ChowChow Cloud International Holdings Limited and its subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of ChowChow Cloud International Holdings Limited and its subsidiaries (collectively, the “Company”) as of December 31, 2022 and 2023, the related consolidated statements of operations and comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2023 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial positions of the Company as of December 31, 2022 and 2023 and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/Assentsure PAC

We have served as the Company’s auditor since 2024

Singapore

October 25, 2024

PCAOB ID Number: 6783

F-1

CHOWCHOW CLOUD INTERNATIONAL HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2022 AND 2023

		As of December 31,
	Notes	2022	2023	2023
		HK$	HK$	US$ (Note 2(e))
ASSETS
Current assets:
Cash and cash equivalents		9,011,947	9,873,451	1,265,827
Accounts receivable, net	4	22,371,289	15,685,215	2,010,925
Unbilled receivables (Contract assets)	5	537,450	1,964,662	251,880
Prepayment and other current assets, net	6	148,054	11,597,170	1,486,817
Amount due from related parties - trade	7	20,707	78,040	10,005
Amount due from related parties – non-trade	7	2,083,704	-	-
Total current assets		34,173,151	39,198,538	5,025,454

Non-current assets:
Other non-current assets, net	6	-	122,412	15,693
Operating lease right-of-use assets, net	8	217,404	443,423	56,850
Property and equipment, net	9	33,145	52,496	6,730
Intangible asset, net	10	1,268,330	1,828,045	234,365
Total non-current assets		1,518,879	2,446,376	313,638
Total assets		35,692,030	41,644,914	5,339,092

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	11	18,202,230	7,079,837	907,671
Accrued expenses and other current liabilities	12	1,246,309	1,523,672	195,343
Amount due to related parties – non-trade	7	-	9,008,664	1,154,957
Tax payable		764,934	2,775,406	355,821
Deferred revenue (Contract liabilities)	5	7,790,830	18,575,792	2,381,512
Operating lease liabilities, current portion	8	217,404	225,293	28,884
Total current liabilities		28,221,707	39,188,664	5,024,188

Non-current liabilities:
Deferred revenue (Contract liabilities)	5	-	10,000	1,282
Operating lease liabilities, non-current portion	8	-	218,130	27,966
Deferred tax liabilities	13	75,123	226,467	29,034
Total non-current liabilities		75,123	454,597	58,282
Total liabilities		28,296,830	39,643,261	5,082,470

Shareholders’ equity:
Ordinary share, par value US$0.0001, 500,000,000 shares authorized; 32,500,000 shares issued and outstanding as of December 31, 2022 and 2023*	14	-	-	-
Additional paid in capital		500,000	780	100
Capital reserve		-	3,200,000	410,256
Merger reserve		-	(2,700,000)	(346,154)
Retained earnings		6,895,200	1,500,873	192,420
Total shareholders’ equity		7,395,200	2,001,653	256,622
Total liabilities and equity		35,692,030	41,644,914	5,339,092

* Retroactively presented for the effect of reorganization for the Company’s initial public offering (Note 1)

The accompanying notes are an integral part of these consolidated financial statements.

F-2

CHOWCHOW CLOUD INTERNATIONAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2023

		For the Years Ended December 31,
	Notes	2022	2023	2023
		HK$	HK$	US$ (Note 2(e))
Revenues:
- Revenue from Products	2(m)	11,261,526	18,074,422	2,317,234
- Revenue from Services	2(m)	96,366,692	123,297,936	15,807,427
Total revenues		107,628,218	141,372,358	18,124,661
Cost of revenues:
- Cost of Products	2(n)	(82,814,701)	(111,047,816)	(14,236,899)
- Cost of Services	2(n)	(14,412,820)	(10,415,042)	(1,335,262)
Total cost of revenues		(97,227,521)	(121,462,858)	(15,572,161)
Gross profit		10,400,697	19,909,500	2,552,500

Operating expenses:
Selling and marketing expenses		(365,540)	(1,024,598)	(131,359)
General and administrative expenses		(4,876,608)	(4,989,693)	(639,704)
Total operating expenses		(5,242,148)	(6,014,291)	(771,063)

Operating income		5,158,549	13,895,209	1,781,437

Interest income, net		2,600	13,838	1,774
Other income, net		438,168	358,441	45,954
Income before taxes		5,599,317	14,267,488	1,829,165
Income tax expenses	13	(708,597)	(2,161,815)	(277,156)
Net income		4,890,720	12,105,673	1,552,009

Earnings per share attributable to ordinary shareholders of the Company’s shareholders
Basic and diluted	15	0.15	0.37	0.05

Weighted average shares* used in calculating basic and diluted net income per share:		32,500,000	32,500,000	32,500,000

* Retroactively presented for the effect of reorganization for the Company’s initial public offering (Note 1)

The accompanying notes are an integral part of these consolidated financial statements.

F-3

CHOWCHOW CLOUD INTERNATIONAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2023

	Ordinary shares		Additional paid in	Capital	Merger	Retained	Total shareholders’
	Shares*	Amount	capital	reserve	reserve	earnings	equity
		HK$	HK$			HK$	HK$
Balance as of 1 January, 2022	32,500,000	-	500,000	-	-	2,004,480	2,504,480
Net income	-	-	-	-	-	4,890,720	4,890,720
Balance as of December 31, 2022	32,500,000	-	500,000	-	-	6,895,200	7,395,200
Issuance of share capital upon incorporation of Vigorous	-	-	780	-	-	-	780
Reserves arising from reorganization under common control	-	-	(500,000)	3,200,000	(2,700,000)	-	-
Net income	-	-	-	-	-	12,105,673	12,105,673
Dividend declared (Note 7)	-	-	-	-	-	(17,500,000)	(17,500,000)
Balance as of December 31, 2023 in HK$	32,500,000	-	780	3,200,000	(2,700,000)	1,500,873	2,001,653
Balance as of December 31, 2023 in US$ (Note 2(e))	32,500,000	-	100	410,256	(346,154)	192,420	256,622

* Retroactively presented for the effect of reorganization for the Company’s initial public offering (Note 1)

The accompanying notes are an integral part of these consolidated financial statements.

F-4

CHOWCHOW CLOUD INTERNATIONAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2023

	For the Year Ended December 31,
	2022	2023	2023
	HK$	HK$	US$ (Note 2(e))
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	4,890,720	12,105,673	1,552,009
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation of property and equipment	12,850	22,940	2,941
Amortization of intangible asset	-	378,801	48,564
Allowance / (Reversal of allowance) for the current expected credit losses on accounts receivable	842,674	(348,954)	(44,738)
Allowance for the current expected credit losses on amount due from related parties	1,217	6,467	829
Deferred income tax	112,813	151,343	19,403
Changes in operating assets and liabilities:
Accounts receivable, net	(19,980,555)	7,035,028	901,927
Unbilled receivables (Contract assets)	413,684	(1,427,212)	(182,976)
Prepayment and other current assets, net	6,059,021	(11,571,528)	(1,483,529)
Amounts due from related parties	(21,924)	(63,800)	(8,179)
Accounts payable	11,556,965	(11,122,393)	(1,425,948)
Accrued expenses and other current liabilities	774,463	277,364	35,559
Deferred revenue (Contract liabilities)	3,472,116	10,794,962	1,383,970
Tax payable	595,784	2,010,472	257,753
Net cash provided by operating activities	8,729,828	8,249,163	1,057,585

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(31,820)	(42,291)	(5,422)
Purchase of intangible asset	(1,268,330)	(938,516)	(120,323)
Net cash used in investing activities	(1,300,150)	(980,807)	(125,745)

CASH FLOWS FROM FINANCING ACTIVITIES
Net movement in amount due from shareholders	(4,633,636)	2,083,704	267,142
Dividend paid	-	(8,490,556)	(1,088,533)
Net cash used in financing activities	(4,633,636)	(6,406,852)	(821,391)

Net increase in cash and cash equivalents	2,796,042	861,504	110,449
Cash and cash equivalents, beginning of year	6,215,905	9,011,947	1,155,378
Cash and cash equivalents, end of year	9,011,947	9,873,451	1,265,827

Supplemental disclosure of non-cash information:
Right-of-use assets obtained in exchange for new lease liabilities	-	461,624	59,183

The accompanying notes are an integral part of these consolidated financial statements.

F-5

CHOWCHOW CLOUD INTERNATIONAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. BUSINESS OVERVIEW AND BASIS OF PRESENTATION

ChowChow Cloud International Holdings Limited was incorporated in the Cayman Islands on October 8, 2024 as an investment holding company with authorized share capital of US$50,000 divided into 50,000,000 ordinary shares of par value US$0.001 each. One ordinary share was issued on October 8, 2024. The authorized share capital was changed to 500,000,000 ordinary shares of par value US$0.0001 each and the one issued share was sub-divided into 10 ordinary shares on October 18, 2024. Upon completion of the reorganization between ChowChow Cloud International Holdings Limited and Vigorous Elite Holdings Limited, 32,500,000 ordinary shares of par value US$0.0001 each will be in issue. ChowChow Cloud International Holdings Limited conducts its primary operations through its subsidiaries, Vigorous Elite Holdings Limited (“Vigorous”) and Sereno Cloud Solution HK Limited (“Sereno”) that are incorporated and domiciled in Hong Kong (“collectively referred to as the “Company”).

Reorganization

Vigorous was incorporated in the British Virgin Islands on July 19, 2023 as an exempted company. The Company has not commenced its operations and has limited assets or liabilities.

On September 26, 2023, Vigorous acquired 100% of equity interest in Sereno from the existing shareholders. Sereno became Vigorous’ wholly owned subsidiary. Vigorous as investing holding company conducts its primary operations through Sereno after the acquisition.

Sereno was incorporated in Hong Kong on December 3, 2014, under the Companies Ordinance as a company with limited liability. Sereno provides a broad range of IT-related services, including professional IT services, AI-powered proactive cloud-managed services and IT infrastructure solutions. Sereno’s primary operations are based in Hong Kong, serving both local and international clients across various industries, including financial services, healthcare, and retail.

The Company has completed a reorganization on October 24, 2024 following which Vigorous Elite Holdings Limited and Sereno Cloud Solution HK Limited came under the control of ChowChow Cloud International Holdings Limited.

The consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the accompanying consolidated financial statements of the Company.

Description of subsidiaries incorporated and controlled by the Company

Name	Background	Effective ownership

Vigorous Elite Holdings Limited	Investment holding	100%

Sereno Cloud Solution HK Limited	Principally engaged in provision of IT-related services	100%

F-6

The Company’s offerings include:

Professional IT Services: Expertise in providing customized IT strategies, project management, and ongoing technical support for digital transformation and innovation. The Company adheres to all applicable regulations and standards in its industry, including data protection and cybersecurity laws in the jurisdictions in which it operates. maintains its operations under a strong governance framework, ensuring compliance with the relevant legal, regulatory, and contractual obligations across all markets served.

AI-Powered Proactive Cloud Managed Services: Solutions designed to monitor, manage, and optimize clients’ cloud environments using artificial intelligence for improved efficiency and reduced downtime.

IT Infrastructure Solutions: Design, implementation, and management of scalable IT infrastructure, including hardware, software, and cloud environments tailored to clients’ specific needs.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and in conformity with the requirements of the Securities Exchange Commission (“SEC”). Additionally, these consolidated financial statements have been audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”).

(b) Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiary. All intercompany balances and transactions have been eliminated in consolidation.

(c) Use of estimates

The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses, as well as the disclosure of contingent assets and liabilities at the date of the consolidated financial statements. These estimates and assumptions are evaluated regularly based on historical experience, current conditions, and reasonable and supportable forecasts of future economic conditions.

Significant accounting estimates reflected in the Company’s consolidated financial statements include, but are not limited to:

●	Incremental borrowing rate used in the recognition of right-of-use assets and lease liabilities under ASC 842 (Leases), which is determined based on the Company’s cost of borrowing, adjusted for the specific term and the economic environment.
●	Allowance for expected credit losses on accounts receivable under ASC 326 (Credit Losses), which is determined based on historical collection experience, the creditworthiness of individual customers, and expected changes in macroeconomic conditions.
●	Useful lives of property and equipment, which are determined based on the Company’s experience with similar assets and expected usage patterns.
●	Valuation allowance for deferred tax assets under ASC 740 (Income Taxes), which is based on management’s assessment of the likelihood of future taxable income and the ability to utilize deferred tax assets before expiration.
●	Estimated progress towards the satisfaction of performance obligations under ASC 606 (Revenue from Contracts with Customers), which considers the nature of the services provided and the terms of customer contracts.

F-7

These estimates involve significant judgment and are subject to uncertainty, particularly in areas affected by market volatility, economic conditions, or customer-specific factors. Management regularly reviews and updates its estimates based on changes in these conditions and other relevant factors.

Given the inherent uncertainty in estimating future outcomes, actual results may differ from these estimates, and such differences could have a material impact on the Company’s financial position and results of operations. Management performs sensitivity analysis on critical accounting estimates to assess the potential impact of changes in assumptions and to ensure that the estimates remain reasonable under a range of possible outcomes.

(d) Functional currency and foreign currency translation

The Company uses the Hong Kong dollar (“HK$”) as its reporting currency. The functional currency of the Company and its subsidiaries is the HK$, as determined based on the criteria outlined in Accounting Standards Codification (“ASC”) Topic 830, Foreign Currency Matters. The functional currency is assessed based on the primary economic environment in which the Company and its subsidiaries operate. The Company periodically reviews its functional currency determination to ensure that it continues to reflect the underlying economic conditions of its operations.

Transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are remeasured into the functional currency using the exchange rate at the balance sheet date, while non-monetary items measured at historical cost are translated using the exchange rates in effect on the transaction date. Translation adjustments related to monetary assets and liabilities arising from exchange rate fluctuations are recognized as exchange gains or losses in the consolidated statements of comprehensive income.

The Company carefully monitors its exposure to foreign currency fluctuations and manages foreign currency risk by assessing significant movements in exchange rates, particularly in respect of its key trading partners. No material foreign currency translation adjustments were recognized in other comprehensive income for the years ended December 31, 2022, and 2023, as most transactions and balances were denominated in the functional currency of the Company and its subsidiaries. Should the Company engage in material transactions or hold significant balances in currencies other than the functional currency, foreign currency translation adjustments will be recognized in other comprehensive income.

(e) Convenience translation

The Company’s operations are principally conducted in Hong Kong, where the Hong Kong dollar (HK$) is the functional currency, and all the revenues are denominated in HK$. For the convenience of the readers of our consolidated financial statements, we have provided translations of balances in the consolidated balance sheets, consolidated statements of operations and comprehensive income, consolidated statements of changes in equity, and consolidated statements of cash flows from HK$ to U.S. dollars (US$) as of and for the year ended December 31, 2023. These translations have been made at a fixed exchange rate of US$1.00 = HK$7.8, which is the pegged rate as determined by the linked exchange rate system in Hong Kong.

These translations are provided solely for informational purposes and should not be construed as representations that the HK$ amounts could be converted into US$ at that or any other rate. The exchange rate used may differ from actual exchange rates on the balance sheet date or subsequent dates, and readers should be aware of potential exchange rate fluctuations. We do not intend for these translated amounts to comply with the provisions of U.S. GAAP regarding functional currency translation, and they are not intended to be a substitute for the HK$ amounts reported in accordance with U.S. GAAP.

F-8

The convenience translation presented does not reflect the impact of any fluctuations in foreign exchange rates during the period and should not be relied upon as an accurate measure of actual exchange effects or a reflection of future trends. All financial information should be interpreted in conjunction with the official HK$ amounts presented in the consolidated financial statements.

(f) Fair value of financial instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, in accordance with ASC 820, Fair Value Measurement. The Company determines fair value measurements for assets and liabilities that are either required or permitted to be recorded or disclosed at fair value. These measurements consider the principal or most advantageous market in which the transaction would occur and use assumptions that market participants would employ in pricing the asset or liability.

The Company follows the fair value hierarchy established under ASC 820, which prioritizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The hierarchy consists of three levels:

●	Level 1: Observable inputs, such as quoted prices (unadjusted) for identical assets or liabilities in active markets.
●	Level 2: Other inputs that are directly or indirectly observable in the market place, such as quoted prices for similar assets or liabilities, interest rates, and yield curves.
●	Level 3: Unobservable inputs supported by little or no market activity, which require management’s judgment or estimates.

The Company uses market, cost, and income approaches to measure the fair value of assets and liabilities depending on the nature of the item and the availability of relevant inputs. For financial instruments classified under Level 2, fair value is typically determined using observable market data, such as interest rate curves and credit spreads, in conjunction with internally developed models. For instruments classified under Level 3, the Company uses internally developed valuation models that include unobservable inputs, such as discounted cash flows, projected revenue, and assumptions regarding market conditions and risk factors.

The Company’s financial assets and liabilities primarily consist of cash and cash equivalents, accounts receivable, unbilled receivables (contract assets), amounts due from related parties, accounts payable, amounts due to related parties, accrued expenses, deferred revenue (contract liabilities) and long-term borrowings. As of December 31, 2023, the carrying values of these financial instruments approximate their fair values due to their short-term maturities and the use of market-based valuation techniques where applicable.

The Company distinguishes between recurring and non-recurring fair value measurements. Recurring measurements are those that are required at each balance sheet date, such as certain marketable securities, while non-recurring measurements are triggered by events such as asset impairments or the sale of significant assets.

Management reviews its fair value measurements regularly and adjusts assumptions as necessary to reflect current market conditions and risks. For Level 3 fair value measurements, management performs sensitivity analysis to evaluate the impact of changes in unobservable inputs on the fair value of assets and liabilities.

(g) Cash and cash equivalents

Cash and cash equivalents include cash on hand, demand deposits, and highly liquid investments with original maturities of three months or less at the date of purchase. These investments are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value.

The Company’s cash and cash equivalents are unrestricted as to withdrawal and use. Management regularly reviews its cash management practices to ensure that the Company’s liquidity needs are met and monitors the financial health of the institutions where funds are held.

F-9

If applicable, the Company discloses any significant cash balances held in foreign currencies and evaluates whether the associated foreign exchange risks are material to its financial position.

As of the balance sheet date, all cash and cash equivalents are recorded at their carrying value, which approximates fair value due to their short-term maturities.

(h) Accounts receivable, net

Accounts receivable primarily consists of amounts due from the Company’s customers. These balances are recorded net of an allowance for expected credit losses, which is established in accordance with ASC 326, Financial Instruments—Credit Losses.

The Company estimates its allowance for expected credit losses using a forward-looking model that incorporates historical loss experience, current conditions, and reasonable and supportable forecasts of future economic conditions. The allowance is determined through Portfolio-level analysis, which applies a historical loss rate to pools of receivables with similar risk characteristics, adjusted for expected changes in the macroeconomic environment and industry trends.

Management evaluates receivables based on factors such as the aging of receivables, historical collection patterns, and the customer’s ability to pay, as well as broader economic factors that may affect the collectability of receivables. Significant judgments include evaluating the impact of economic downturns, industry-specific risks, and other external factors on customer creditworthiness.

Receivables are written off against the allowance when all reasonable collection efforts have been exhausted and management determines that the likelihood of collection is remote. The timing of the write-off is based on specific criteria, including the length of time a receivable has been past due, customer bankruptcy, and other significant credit events.

As of December 31, 2022 and 2023, the Company had an allowance for expected credit losses of HK$842,674 and HK$493,720 (US$63,297), respectively. The reduction in the allowance reflects improvements in collection processes and positive shifts in economic conditions impacting the Company’s customers during the year.

(i) Contract Assets and Contract Liabilities

Contract assets represent the Company’s right to consideration in exchange for goods or services that have been transferred to the customer, but for which billing has not yet occurred under the terms of the contract. Contract assets are recognized when the Company satisfies a performance obligation and has a right to payment, but the payment is conditional on something other than the passage of time (e.g., future performance or acceptance of goods or services by the customer). Contract assets are evaluated for expected credit losses in accordance with ASC 326 and are measured at the net realizable value.

Contract liabilities represent the billings to date, as allowed under the terms of a contract, but not yet recognized as contract revenue using the Company’s revenue recognition policy. Contract liabilities arise when billings exceed the amount of revenue recognized based on the Company’s revenue recognition policy under ASC 606. Revenue is recognized over time or at a point in time as performance obligations are satisfied, depending on the nature of the contract and the specific terms of the agreement.

Contract assets and liabilities are classified as current or non-current depending on the timing of when the performance obligations are expected to be satisfied and when the related billings will occur. For contracts with multiple performance obligations, the transaction price is allocated to each performance obligation based on relative stand-alone selling prices. The Company regularly reviews its estimates of transaction prices, performance obligations, and the progress toward satisfaction of those obligations.

F-10

Any significant changes in contract assets and liabilities are disclosed separately in the consolidated financial statements and are primarily driven by the timing of the satisfaction of performance obligations and the receipt of customer payments.

(j) Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment losses, if any. Depreciation is calculated using the straight-line method over the estimated useful lives of the respective assets, beginning when the asset is available for use. The estimated useful lives are determined based on the nature and expected use of the asset and are reviewed periodically to ensure they remain appropriate. The estimated useful lives for major asset categories are as follows:

Category	Estimated useful life
Computer equipment	3 years
Office furniture and fittings	5 years

Residual values are estimated based on the expected realizable value of the assets at the end of their useful lives and are considered immaterial for most categories of property and equipment. Depreciation methods, useful lives, and residual values are reviewed annually and adjusted prospectively, if appropriate.

The Company assesses impairment of property and equipment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When such indicators are present, the Company compares the carrying amount of the asset to the undiscounted future cash flows expected to be generated by the asset. If the carrying amount exceeds the undiscounted cash flows, an impairment loss is recognized for the difference between the carrying amount and the asset’s fair value, which is generally determined based on discounted cash flows or appraisals.

(k) Intangible assets, net

Intangible assets are carried at cost less accumulated amortization and any recorded impairment. These assets are amortized using the straight-line method over their estimated useful economic lives, which are determined based on the nature of the asset and the period over which the asset is expected to generate economic benefits. The estimated useful lives for major categories of intangible assets are as follows:

Category	Estimated useful life
Information technology service system	5 years

Residual values are generally considered immaterial for intangible assets and are not factored into the amortization calculation. The Company reviews amortization methods, useful lives, and residual values annually to ensure they remain appropriate based on the asset’s continued utility and economic benefit to the Company.

Intangible assets are tested for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. In such cases, the Company compares the carrying value of the intangible asset to its undiscounted future cash flows. If the carrying amount exceeds the undiscounted cash flows, an impairment loss is recognized for the difference between the carrying amount and the asset’s fair value, which is typically determined using a discounted cash flow analysis or market-based approach. The Company also evaluates intangible assets for impairment indicators on a regular basis, including changes in technology, market conditions, and regulatory developments.

F-11

(l) Impairment of long-lived assets

The Company evaluates its long-lived assets, including property and equipment and right-of-use assets with finite lives, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be fully recoverable. Indicators of impairment include, but are not limited to, significant adverse changes in market conditions, a decline in the operating performance of an asset group, changes in the use of the assets, regulatory or economic changes, or plans to sell or dispose of the assets.

When such events or changes in circumstances are identified, the Company performs a recoverability test by comparing the carrying amount of the asset group to the sum of the future undiscounted cash flows expected to be generated by the asset group over its remaining useful life. If the carrying amount exceeds the sum of the expected undiscounted cash flows, an impairment loss is recognized. The impairment loss is measured as the amount by which the carrying amount exceeds the fair value of the asset group.

Fair value is typically determined by discounting the expected future cash flows to present value using a rate commensurate with the risk associated with the asset group. When market prices are not readily available, the Company may also consider appraisals or other market-based valuation techniques.

The carrying amount of long-lived assets includes any accumulated depreciation and amortization. Impairment losses are recognized in the period in which the impairment occurs and are recorded as part of operating expenses. For the years ended December 31, 2022, and 2023, the Company did not recognize any impairment of its long-lived assets.

(m) Revenue recognition

The Company’s revenues are primarily generated from (1) Sale of Hardware Product, (2) Sale of Software and IT Application Products, (3) Maintenance and Support Services, (4) IT Professional Services, and (5) Contracts with Multiple Performance Obligations.

The Company accounts for its revenue under ASC Topic 606, Revenue from Contracts with Customers. Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. To achieve this core principle, the Company applies the following five steps:

1.	Identification of the contract(s) with the customer;
2.	Identification of the performance obligations in the contract;
3.	Determination of the transaction price, including any variable consideration;
4.	Allocation of the transaction price to the performance obligations in the contract based on their relative standalone selling prices; and
5.	Recognition of revenue when, or as, the Company satisfies a performance obligation.

Sale of Hardware Products

Revenue from the sale of hardware products is recognized at the point in time when control of the hardware is transferred to the customer. This typically occurs upon delivery and acceptance of the hardware, when the customer gains the ability to use and benefit from the hardware.

Sale of Software and IT Application Products

Revenue from the sale of software and IT application products, which may include packaged software, customized setup implementation, or integrated hardware and software platforms, is recognized at the point in time when control of the software is transferred to the customer.

F-12

The software or IT application license constitutes a “right to use” intellectual property (IP), as defined in ASC 606-10-55-54, because it provides the customer with control over the software from the point of delivery or activation.

A right-to-use license grants the customer a license to the software as it exists at the time the license is granted, with no significant ongoing updates or support that would make it a “right to access” license.

As such, revenue for the license is recognized at a point in time when control is transferred, typically upon delivery or activation of the software, in accordance with ASC 606.

Maintenance and Support Services

Maintenance and support services (“M&S”) related to software products typically consist of unspecified future updates and upgrades, as well as technical support provided over a period of 1 to 12 months. These services represent stand-alone performance obligations, and revenue is recognized rateably over the service period. Revenue for maintenance and support is deferred and recognized over time as the Company satisfies its obligation to provide updates and technical support.

IT Professional Services

IT professional services relate to IT system setup, development, customization or integration services. These services represent stand-alone performance obligations, and revenue is recognized upon the completion of the services, when the customer gains the ability to use the system and benefit from the services provided by the Company.

Revenue from IT professional services is recognized at a point in time upon the completion of services. This determination is based on the following considerations under ASC 606-10-25-27:

1.	Simultaneous Receipt and Consumption: The customer does not simultaneously receive and consume the benefits of the IT professional services as they are performed. The services are delivered as a complete solution, and the customer derives value only upon full completion.
2.	Creation or Enhancement of Customer-Controlled Asset: The services provided do not create or enhance an asset that the customer controls as the services are performed. The customer does not gain control until the services are completed.
3.	No Alternative Use and Enforceable Right to Payment: While the services are tailored to customer needs, they do not create an asset with no alternative use. Additionally, the Company does not have an enforceable right to payment for performance completed to date until the services are fully delivered and accepted by the customer.

Accordingly, control is transferred to the customer at a point in time, and revenue is recognized at that time.

Contracts with Multiple Performance Obligations

Contracts with customers often contain multiple performance obligations (e.g., hardware, software, and services). The Company evaluates each promised good or service in a contract to determine whether it is distinct in accordance with the criteria outlined in ASC 606-10-25-19 through 25-22.

A performance obligation is distinct if both of the following criteria are met:

1.	The customer can benefit from the good or service either on its own or together with other readily available resources.
2.	The promise to transfer the good or service is separately identifiable from other promises in the contract.

The transaction price is allocated to each performance obligation based on their relative standalone selling prices (SSP). SSPs are determined using observable prices of goods or services when sold separately, or, when observable prices are not available, estimated using expected cost-plus margin approaches. Revenue for each performance obligation is recognized either at a point in time or over time, depending on when control of the performance obligation transfers to the customer.

F-13

Contract Scenarios with Multiple Performance Obligations:

1. Sale of Hardware Products with IT Professional Services (e.g., Setup, Development, Customization, or Integration Services)

●	Evaluation of Distinctness: The customer can benefit from the hardware products on their own or with other readily available resources. However, the associated IT professional services (such as system setup or customization) are highly interdependent and interrelated with the hardware. The Company’s promise to provide the hardware and IT professional services is considered a single performance obligation because the hardware and services are not separately identifiable within the context of the contract.
●	Revenue Recognition: Revenue is recognized at the point in time when control transfers to the customer, typically upon completion of the hardware delivery and related services, as evidenced by a signed Customer Acceptance Form.

2. Sale of Software and IT Application Products with IT Professional Services (e.g., Setup, Development, Customization, or Integration Services)

●	Evaluation of Distinctness: Similar to the first scenario, while the customer can benefit from the software or IT application products on their own or with other resources, the IT professional services (e.g., customization or integration) are not distinct within the context of the contract. These services significantly modify or customize the software to meet the customer’s specific needs, making the promise to deliver software and IT professional services a combined performance obligation.
●	Revenue Recognition: Revenue is recognized at the point in time when control of both the software and related services is transferred to the customer, as evidenced by a signed Customer Acceptance Form.

3. Sale of Hardware, Software, and IT Application Products with IT Professional Services

●	Evaluation of Distinctness: The Company evaluates whether each good or service is distinct in the context of the contract. For these combinations, the hardware, software, and IT professional services are highly interdependent and interrelated, as the services significantly customize or integrate the hardware and software. As a result, the promises are combined into a single performance obligation.
●	Revenue Recognition: Revenue is recognized at the point in time when control of the combined solution is transferred to the customer, typically upon completion and customer acceptance.

4. Sale of Software and IT Application Products with Maintenance and Support Services

●	Evaluation of Distinctness: The Company assesses whether the software licenses and maintenance/support services are distinct within the context of the contract. The customer can benefit from the software or IT application licenses on their own, and the promise to provide maintenance or support services is separately identifiable. However, based on management’s assessment, the maintenance and support services are immaterial to the total transaction price and do not significantly affect the timing or amount of revenue recognized. As a result, the software licenses and maintenance/support services are treated as a single performance obligation.
●	Revenue Recognition: Revenue for the combined performance obligation is recognized at a point in time when control of the software license is transferred to the customer, typically upon delivery or activation.

F-14

Variable Consideration

The Company estimates variable consideration, including potential refunds, penalties, or performance bonuses, using the expected value or most likely amount method, depending on which better predicts the amount of consideration to which the Company will be entitled. The Company recognizes revenue only to the extent that it is probable that a significant reversal of cumulative revenue will not occur. For the years ended December 31, 2022, and 2023, the Company did not have any contracts with variable consideration, and no adjustments to the transaction price were necessary after initial recognition.

Principal versus Agent Considerations

In evaluating whether the Company is acting as a principal or an agent in its contracts, we considered the guidance in ASC 606-10-55-36 through 55-40. This evaluation focused on identifying the specified goods or services promised to the customer and assessing whether the Company obtains control of these goods or services before they are transferred to the customer.

The Company’s IT solutions involve services, hardware, software, and IT application products. In these contracts, the Company provides a bundle of goods and services necessary to fulfil the performance obligations. While certain components of the solution, such as hardware and software, may be sourced from third-party providers, the Company directs and integrates these inputs into a cohesive IT solution that meets the customer’s needs.

Specifically:

1. Control of Goods and Services:

The Company takes control of the services, hardware, software, and IT application products prior to their delivery to the customer. This is evidenced by the Company’s ability to direct the use of these goods and services and to obtain the benefits from them before transfer.

The Company assumes inventory risk for these goods, either upon receipt from the third-party provider or during their customization or bundling into the overall IT solution.

2. Primary Responsibility for Fulfilment:

The Company is responsible for ensuring the customer receives the specified solution, including resolving any issues with the delivery or functionality of the underlying services, hardware, software, and applications. This indicates that the Company is accountable for the overall performance of the arrangement.

3. Pricing Discretion:

The Company determines the pricing for the bundled solution, further supporting its role as principal.

Although the Company partners with cloud and technology service providers and outsources certain components to third-party providers, these third parties act as subcontractors or suppliers within the Company’s broader performance obligation. The Company does not merely arrange for the third parties to provide goods or services directly to the customer.

Based on the above, the Company concluded that it acts as the principal in these transactions because it controls the specified goods and services before transferring them to the customer.

F-15

The following table sets forth a breakdown of our revenues, in absolute amounts and percentages of total revenues for the years ended December 31, 2022 and 2023:

	For the Years Ended December 31,
	2022		2023
	HK$	%	HK$	US$ (Note 2(e))%
Revenue from Products:
Contracts with Multiple Performance Obligations*:
- Sale of Software and IT Application Products with Maintenance and Support Services	10,340,036	9.6	17,239,574	2,210,202	12.2
Sale of Hardware Products	921,490	0.8	834,848	107,032	0.6
	11,261,526	10.4	18,074,422	2,317,234	12.8
Revenue from Services:
Contracts with Multiple Performance Obligations*:
- Sale of Hardware with IT Professional Services	54,658,335	50.8	58,250,642	7,468,031	41.2
- Sale of Software and IT Application products with IT Professional Services	32,971,142	30.6	52,958,769	6,789,586	37.5
- Sale of Hardware, Software and IT Application Products with IT Professional Services	74,400	0.1	5,095,674	653,291	3.6
IT Professional Services	7,830,723	7.3	4,848,321	621,579	3.4
Maintenance and Support Services	832,092	0.8	2,144,530	274,940	1.5
	96,366,692	89.6	123,297,936	15,807,427	87.2
Total revenues	107,628,218	100	141,372,358	18,124,661	100

* Revenue Recognition for Contracts with Non-Distinct Obligations

Contracts with customers often include a combination of goods (e.g., hardware, software) and services (e.g., IT professional services, integration, maintenance). When the goods and services in a contract are highly interdependent and interrelated, they are treated as a single performance obligation in accordance with ASC 606-10-25-21.

The total transaction price for such contracts is recognized as revenue at the point in time when control of the combined performance obligation transfers to the customer, typically upon customer acceptance. Due to the integrated nature of the deliverables, the Company cannot allocate revenue to individual components such as hardware, software, or services. Instead, revenue is categorized based on the predominant characteristic of the combined deliverable.

F-16

The following table summarizes disaggregated revenue from contracts with customers by timing of revenue:

	For the Years Ended December 31,
	2022		2023
	HK$	%	HK$	US$ (Note 2(e))%
Revenue recognized at point in time
Sale of Hardware Products	921,490	0.9	834,848	107,032	0.6
IT Professional Services	6,815,946	6.3	3,600,962	461,662	2.5
Contracts with Multiple Performance Obligations	98,043,913	91.1	133,544,659	17,121,110	94.5
	105,781,349	98.3	137,980,469	17,689,804	97.6
Revenue recognized over-time
Maintenance and Support Services	832,092	0.8	2,144,530	274,940	1.5
IT Professional Services	1,014,777	0.9	1,247,359	159,917	0.9
	1,846,869	1.7	3,391,889	434,857	2.4
Total revenues	107,628,218	100	141,372,358	18,124,661	100

The details of deferred revenue (contract liabilities) are as follows:

	As of December 31,
	2022		2023
	HK$	%	HK$	US$ (Note 2(e))%
Sale of Hardware Products	37,360	0.5	-	-	0.0
Maintenance and Support Services	179,963	2.3	151,973	19,484	0.8
IT Professional Services	-	0.0	2,416,233	309,773	13.0
Contracts with Multiple Performance Obligations	7,573,507	97.2	16,017,586	2,053,537	86.2
	7,790,830	100	18,585,792	2,382,794	100

The details of unbilled receivables (contract assets) are as follows:

	As of December 31,
	2022		2023
	HK$	%	HK$	US$ (Note 2(e))%
Maintenance and Support Services	162,892	30.3	1,878,008	240,770	95.6
IT Professional Services	117,556	21.9	76,948	9,865	3.9
Contracts with Multiple Performance Obligations	257,002	47.8	9,706	1,245	0.5
	537,450	100	1,964,662	251,880	100

F-17

(n) Cost of revenues

Cost of revenues includes direct costs associated with the delivery of the Company’s services and products. These costs primarily consist of:

●	Subcontracting fees, which include amounts paid to third-party vendors and service providers for project-related services;
●	Hardware costs, which represent the direct cost of hardware sold to customers as part of the Company’s service offerings;
●	Software licenses and IT application licenses, which include the costs of licenses procured from third-party vendors and resold or utilized in providing services to customers.

Costs are recognized in the same period as the corresponding revenues are recognized under ASC 606 (Revenue from Contracts with Customers) to ensure that costs are matched with the associated performance obligations. The Company allocates costs to performance obligations in proportion to the revenues recognized, ensuring that costs are accurately matched to the period in which the corresponding revenues are recognized.

Cost of revenues also includes any direct labour costs attributable to the delivery of services and the implementation of hardware, software, and IT solutions. These labour costs include salaries and benefits for employees directly involved in service delivery.

The following table sets forth a breakdown of our costs of revenues, in absolute amounts and percentages of total revenues for the years ended December 31, 2022 and 2023:

	For the Years Ended December 31,
	2022		2023
	HK$	%	HK$	US$ (Note 2(e))%
Cost of Products:
- Hardware	48,045,629	49.4	56,230,538	7,209,043	46.3
- software license and IT application license	34,769,072	35.8	54,817,278	7,027,856	45.1
	82,814,701	85.2	111,047,816	14,236,899	91.4
Cost of Services:
- Subcontracting fees	14,412,820	14.8	10,415,042	1,335,262	8.6
	14,412,820	14.8	10,415,042	1,335,262	8.6
Total cost of revenues	97,227,521	100	121,462,858	15,572,161	100

(o) Selling and marketing expenses

Selling and marketing expenses include direct and indirect costs incurred in connection with promoting and selling the Company’s products and services. These expenses primarily consist of:

●	Marketing service fees paid to third-party vendors for advertising, promotions, and other marketing activities;
●	Commissions paid to staffs and third parties based on sales performance and achievement of sales targets;
●	Salaries, benefits, and bonuses for in-house sales and marketing personnel involved in selling the Company’s products and services;
●	Advertising and promotional costs, including media buys, events, and sponsorships.

Selling and marketing expenses are recognized as incurred, consistent with the period in which the related services are rendered or the corresponding revenue is recognized. Commissions paid to staff and third parties are recognized as an expense when the related revenue is recognized unless they qualify for capitalization under ASC 340-40.

If commissions are capitalized, they are amortized over the period in which the related performance obligations are satisfied, reflecting the estimated benefit period of the related contract. For the years ended December 31, 2022, and 2023, the Company did not pay any renewal commissions.

If renewal commissions are paid in the future, they will be assessed to determine whether they are commensurate with the initial commissions. If they are commensurate, they will be capitalized and amortized over the renewal period. If they are not commensurate, the amortization period for initial commissions will reflect the combined benefit period of the initial contract and the expected renewals, consistent with ASC 340-40-35-1.

The Company regularly evaluates the effectiveness of its marketing strategies and sales channels, ensuring that selling and marketing expenses are aligned with the Company’s overall business objectives.

F-18

(p) General and administrative expenses

General and administrative expenses primarily consist of salaries, bonuses, and benefits for employees involved in general corporate functions, such as finance, human resources, legal, and executive management. These expenses also include depreciation and amortization related to assets used in corporate activities, legal and professional service fees, office expenses, insurance premiums, short-term rental costs for office spaces, and other administrative costs.

General and administrative expenses are recognized as incurred, in accordance with the matching principle, ensuring that expenses are recorded in the same period as the related revenues or activities. Depreciation and amortization expenses are recognized based on the estimated useful lives of the related assets and in accordance with the Company’s depreciation and amortization policies.

Other costs classified as general and administrative expenses include:

●	Office supplies
●	Utilities
●	Travel and entertainment expenses related to corporate functions
●	Insurance premiums
●	Software subscriptions used for general corporate purposes

Short-term rental costs are accounted for in accordance with ASC 842 (Leases). All general and administrative expenses are reviewed periodically to ensure they reflect the current needs and activities of the Company.

(q) Employee benefits

The Company’s full-time employees in Hong Kong participate in a government-mandated defined contribution plan, known as the Mandatory Provident Fund (“MPF”). Under the MPF system, the Company makes contributions based on a statutory percentage of the employees’ salaries, up to a maximum contribution of HK$1,500 (US$192) per month per employee. Employees are also required to make matching contributions to their MPF accounts.

The Company recognizes MPF contributions as an expense in the period in which the related employee services are rendered, in accordance with ASC 715 (Compensation—Retirement Benefits). Contributions are made monthly and are fully vested to the employees at the time of contribution. The Company has no further legal or constructive obligations beyond the contributions made under this defined contribution plan.

All full-time employees are eligible to participate in the MPF plan upon commencing employment. The Company regularly reviews its compliance with the applicable Hong Kong laws and regulations regarding employee retirement benefits.

(r) Taxation

Income Taxes

Current income taxes are provided on the basis of income/(loss) for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using the assets and liabilities method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statement of operations and comprehensive income in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more-likely-than-not that some portion of, or all of the deferred tax assets will not be realized.

F-19

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company considers positive and negative evidence when determining whether a portion or all of its deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry-forward periods, its experience with tax attributes expiring unused, and its tax planning strategies. The ultimate realization of deferred tax assets is dependent upon its ability to generate sufficient future taxable income within the carry-forward periods provided for in the tax law and during the periods in which the temporary differences become deductible. When assessing the realization of deferred tax assets, the Company considers possible sources of taxable income including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carry-forwards, (iii) future taxable income arising from implementing tax planning strategies, and (iv) specific known trend of profits expected to be reflected within the industry.

Uncertain tax positions

The Company applies the provisions of ASC topic 740 (“ASC 740”), Accounting for Income Taxes, to account for uncertainty in income taxes. ASC 740 prescribes a recognition threshold a tax position is required to meet before being recognized in the consolidated financial statements. The benefit of a tax position is recognized if a tax return position or future tax position is “more likely than not” to be sustained under examination based solely on the technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold is measured, using a cumulative probability approach, at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The estimated liability for unrecognized tax benefits is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and or developments with respect to tax audits, and the expiration of the statute of limitations. Additionally, in future periods, changes in facts and circumstances, and new information may require the Company to adjust the recognition and measurement of estimates with regards to changes in individual tax position. Changes in recognition and measurement of estimates are recognized in the period in which the change occurs.

The Company did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its statements of operations and comprehensive income for the years ended December 31, 2022 and 2023, respectively. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

(s) Comprehensive income

The Company has adopted FASB Accounting Standard Codification Topic 220 (“ASC 220”) “Comprehensive income”, which establishes standards for reporting and the presentation of comprehensive income (loss), its components and accumulated balances.

There was no other comprehensive loss for the years ended December 31, 2022 and 2023, respectively.

(t) Leases

The Company accounts for leases under ASC Topic 842, Leases. At the inception of a contract, the Company determines whether the arrangement contains a lease by evaluating whether the Company obtains the right to control the use of an identified asset for a period in exchange for consideration.

Right-of-use assets and lease liabilities are recognized at the commencement date of the lease. Lease liabilities are initially measured at the present value of the unpaid lease payments, discounted using the interest rate implicit in the lease, if readily determinable. If the implicit rate is not available, the Company uses its incremental borrowing rate, which is determined based on the rate of interest that the Company would have to pay to borrow on a collateralized basis over a similar term for an amount equal to the lease payments in a similar economic environment.

The right-of-use asset is initially measured at cost, which includes the amount of the initial lease liability, adjusted for any lease incentives received, initial direct costs incurred, and lease payments made prior to commencement. Right-of-use assets are recognized in the Company’s consolidated balance sheet within “right-of-use assets,” and operating lease liabilities are included within “lease liabilities.”

F-20

The Company reviews right-of-use assets for impairment in accordance with the impairment guidance under ASC 360, Property, Plant, and Equipment (“ASC 360”). All right-of-use assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. No impairment was recognized for the years ended December 31, 2022, and 2023.

The Company classifies leases as either operating or finance leases at lease inception. Operating leases are recognized in the consolidated balance sheet and expensed over the lease term on a straight-line basis. Finance leases result in the recognition of both interest expense and amortization of the right-of-use asset over the lease term.

Lease liabilities are remeasured when there is a change in the lease term, a change in the assessment of an option to purchase the underlying asset, or if there is a modification to the terms of the lease. Adjustments to lease liabilities are reflected in corresponding changes to the right-of-use asset.

Short-term leases (with lease terms of 12 months or less) and leases with variable payments are not recognized as lease liabilities. Instead, lease expenses for these leases are recognized on a straight-line basis over the lease term.

The Company discloses the terms and assumptions related to leases, including lease maturities, discount rates, and the timing of lease payments, in the notes to the consolidated financial statements, in accordance with ASC 842.

(u) Related party transaction

A related party is generally defined as (i) any person and or their immediate family hold 10% or more of the company’s securities (ii) the Company’s management and or their immediate family, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Company, or (iv) anyone who can significantly influence the financial and operating decisions of the Company. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related parties may be individuals or corporate entities.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated.

(v) Segment reporting

ASC 280, Segment Reporting, (“ASC 280”), establishes standards for companies to report in their financial statement information about operating segments, products, services, geographic areas, and major customers.

The Company operates as a single reportable segment as defined by ASC 280, with the Chief Operating Decision Maker (CODM), identified as the Chief Executive Officer, reviewing consolidated results for the purpose of allocating resources and assessing performance.

Geographic Information

The Company generates revenue from customers located in its country of domicile, Hong Kong, and from customers in other regions. Revenues are attributed to geographic regions based on the location of the customers.

The following table presents revenues from external customers by geographic area for the years ended December 31, 2022, and 2023:

	For the Years Ended December 31,
	2022		2023
	HK$	%	HK$	US$ (Note 2(e))%
Hong Kong	99,666,436	92.6	128,519,292	16,476,832	90.9
Singapore	7,751,861	7.2	10,090,715	1,293,681	7.1
Others, including Philippines, Macau, Japan and Malaysia	209,921	0.2	2,762,351	354,148	2.0
	107,628,218	100	141,372,358	18,124,661	100

(w) Recent accounting pronouncements

ASC 326 (Credit Losses): In May 2019, the Financial Accounting Standards Board (“FASB”) issued ASU 2019-05 as an update to ASU 2016-13, Financial Instruments — Credit Losses (Topic 326). ASU 2016-13 introduced the expected credit losses methodology for measuring credit losses on financial assets measured at amortized cost, replacing the incurred loss model. This update also modified the accounting for available-for-sale debt securities, requiring individual assessment of credit losses when the fair value is less than the amortized cost. The Company irrevocably elected the fair value option for certain financial assets to align with the transition relief provided by ASU 2019-05. The Company adopted this standard effective April 1, 2022, for annual and interim reporting periods beginning January 1, 2023, in line with the delayed effective date for non-public entities as provided by ASU 2019-10. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

F-21

ASC 280 (Segment Reporting): In November 2023, FASB issued ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures”. The amended guidance requires incremental reportable segment disclosures, primarily about significant segment expenses. The amendments also require entities with a single reportable segment to provide all disclosures required by these amendments, and all existing segment disclosures. The amendments will be applied retrospectively to all prior periods presented in the consolidated financial statements and is effective for fiscal years beginning after December 15, 2023, and interim periods in fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is currently in the process of evaluating the impact this amended guidance may have on the footnotes to its consolidated financial statements

ASC 740 (Income Taxes): In December 2023, FASB issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures.” This update requires additional quantitative and qualitative disclosures about income taxes to provide financial statement users with greater transparency regarding an entity’s tax risk and tax planning strategies. The ASU is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company plans to adopt this guidance effective January 1, 2025, and does not anticipate any material impact on its consolidated financial statements.

In December 2019, FASB issued ASU 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes.” This update simplifies various areas of accounting for income taxes, including removing certain exceptions under ASC 740 and simplifying the accounting for franchise taxes partially based on income. The Company adopted ASU 2019-12 effective April 1, 2021, and applied the amendments as required either retrospectively or prospectively, based on the specific provision. The adoption of this ASU did not have a material impact on the Company’s consolidated financial statements.

In July 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amendments in ASU 2023-07 improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses, The amendments in ASU 2023-07 improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyses. The amendments are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The adoption of this guidance did not have a material impact on its financial position, results of operations and cash flows.

In November 2023, the FASB issued guidance to enhance disclosure of expenses of a public entity’s reportable segments. The new guidance requires a public entity to disclose: (1) on an annual and interim basis, significant segment expenses that are regularly provided to the chief operating decision maker (CODM) and included within each reported measure of segment profit or loss, (2) on an annual and interim basis, an amount for other segment items (the difference between segment revenue less the significant expenses disclosed under the significant expense principle and each reported measure of segment profit or loss), including a description of its composition, (3) on an annual and interim basis, information about a reportable segment’s profit or loss and assets previously required to be disclosed only on an annual basis, and (4) the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and how to allocate resources. The new guidance also clarifies that if the CODM uses more than one measure of a segment’s profit or loss, one or more of those measures may be reported and requires that a public entity that has a single reportable segment provide all the disclosures required by the amendments in this update and all existing segment disclosures. The guidance is effective for the current fiscal year 2024 annual reporting, and in the first quarter of 2025 for interim period reporting, with early adoption permitted. Upon adoption, this guidance should be applied retrospectively to all prior periods presented. We do not expect the adoption of this accounting standard to have an impact on our Consolidated Financial Statements.

In December 2023, the FASB issued guidance to enhance transparency of income tax disclosures, On an annual basis the new guidance requires a public entity to disclose: (1) specific categories in the rate reconciliation, (2) additional information for reconciling items that are equal to or greater than 5% of the amount computed by multiplying income(or loss) from continuing operations before income tax expense (or benefit) by the applicable statutory income tax rate, (3) income taxes paid (net of refunds received) disaggregated by federal (national), state, and foreign taxes, with foreign taxes disaggregated by individual jurisdictions in which income taxes paid is equal to or greater than 5% of total income taxes paid, (4) income (or loss) from continuing operations before income tax expense (or benefit)disaggregated between domestic and foreign, and (5) income tax expense (or benefit) from continuing operations disaggregated between federal (national), state and foreign. The guidance is effective for fiscal year 2025 annual reporting, with early adoption permitted, to be applied on a prospective basis, with retrospective application permitted. We do not expect the adoption of this accounting standard to have an impact on our Consolidated Financial Statements but will require certain additional disclosures.

F-22

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

3. CONCENTRATION OF RISKS

(a) Political, social and economic risks

The main operations of the Company are located in Hong Kong. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in Hong Kong, as well as by the general state of the economy in Hong Kong. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in Hong Kong. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, such experience may not be indicative of future results.

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt the Company’s operations.

(b) Interest rate risk

The Company is exposed to interest rate risk on its interest-bearing assets and liabilities. As part of its asset and liability risk management, the Company reviews and takes appropriate steps to manage its interest rate exposure on its interest-bearing assets and liabilities. The Company has not been exposed to material risks due to changes in market interest rates and has not used any derivative financial instruments to manage the interest risk exposure during the years presented.

(c) Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable, unbilled receivables, amounts due from related parties and other current assets. As of the years ended December 31, 2022 and 2023, approximately HK$9,011,947 and HK$9,873,451 (US$1,265,827) were deposited with financial institutions located in Hong Kong, respectively. In accordance with the relevant regulations in Hong Kong, the maximum insured bank deposit amount is HK$500,000 for each financial institution. The bank deposit amounts of the Company that are were not covered by the insurance were approximately HK$8,511,947 and HK$9,373,451 (US$1,201,724) as of the years ended December 31, 2022 and 2023 respectively. While the Company believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

The Company is also exposed to risk from its accounts receivable, unbilled receivables, amounts due from related companies and other current assets. These assets are subject to credit evaluations. An allowance has been made for estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

F-23

(d) Concentration risk

There were two and three customers from whom revenues individually represent greater than 10% of the total revenues of the Company for the fiscal years ended December 31, 2022 and 2023, respectively. The total sales to these customers accounted for approximately 53.8% and 62.2% of total revenues for the fiscal years ended December 31, 2022 and 2023, respectively. There were two and two customers from whom receivables individually represent greater than 10% of the total gross accounts receivable of the Company as of December 31, 2022 and 2023 respectively. The total receivables from these customers accounted for approximately 72.4% and 31.5% of the Company’s accounts receivable as of December 31, 2022 and 2023 respectively.

The following customers accounted for 10% or more of revenue for the years ended December 31, 2022 and 2023:

	For the Year Ended December 31,
	2022		2023
	HK$	%	HK$	%
Company A	21,212,782	19.7	16,254,119	11.5
Company M	36,647,426	34.1	46,353,154	32.8
Company S	-	-	25,300,000	17.9

The following customers accounted for 10% or more of the Company’s gross accounts receivable as of December 31, 2022 and 2023:

	As of December 31, 2022		As of December 31, 2023
	HK$	%	HK$	%
Company A	13,712,782	59.1	2,752,597	17.0
Company C	-	-	2,340,000	14.5
Company H	3,093,224	13.3	726,024	4.5	*

There were three and three suppliers from whom purchases, or service costs individually represent greater than 10% of the total cost of revenue of the Company for the fiscal years ended December 31, 2022 and 2023, respectively. The total cost of revenue from these suppliers accounted for approximately 73.7% and 80.0% of the Company’s total cost of revenue for the fiscal years ended December 31, 2022 and 2023, respectively. There were one and three suppliers from whom payables individually represent greater than 10% of the total accounts payable of the Company as of December 31, 2022 and 2023 respectively. The total accounts payable from these suppliers accounted for approximately 78.2% and 93.8% of the Company’s accounts payable as of December 31, 2022 and 2023 respectively.

The following supplier accounted for 10% or more of cost of revenue for the years ended December 31, 2022 and 2023:

	For the Year Ended December 31,
	2022		2023
	HK$	%	HK$	%
Company D	11,082,757	11.4	12,255,968	10.1
Company I	33,444,588	34.4	42,266,819	34.8
Company T	27,172,643	27.9	42,655,527	35.1

The following suppliers accounted for 10% or more of the Company’s accounts payable as of December 31, 2022 and 2023:

	As of December 31, 2022			As of December 31, 2023
	HK$	%		HK$	%
Company D	1,389,138	7.6	*	2,424,442	34.2
Company I	21,581	0.1	*	999,076	14.1
Company T	14,242,299	78.2		3,219,804	45.5

* Represents less than 10%

F-24

4. ACCOUNTS RECEIVABLE, NET

The following table provides a summary of the Company’s accounts receivable and the allowance for expected credit losses as of December 31, 2022 and 2023:

	As of December 31,
	2022	2023
	HK$	HK$	US$ (Note 2(e))
Accounts receivable	23,213,963	16,178,935	2,074,222
Less: allowance for the expected credit losses	(842,674)	(493,720)	(63,297)
Net accounts receivable	22,371,289	15,685,215	2,010,925

Movement in the Allowance for Expected Credit Losses

The movement in the allowance for expected credit losses for the years ended December 31, 2022 and 2023 is as follows:

	As of December 31,
	2022	2023
	HK$	HK$	US$ (Note 2(e))
Beginning balance	-	842,674	108,035
Addition / (Reversal)	842,674	(348,954)	(44,738)
Ending balance	842,674	493,720	63,297

The Company utilizes a portfolio analysis approach to estimate the allowance for expected credit losses, grouping accounts receivable into pools based on shared risk characteristics such as customer type, geographic location, industry, and historical payment patterns. The allowance for expected credit losses is determined using historical loss rates, adjusted for current conditions and reasonable, supportable forward-looking information, including macroeconomic factors such as industry trends, market volatility, and the broader economic environment.

The Company monitors credit risk on a portfolio basis and evaluates the adequacy of the allowance for expected credit losses on a quarterly basis. Any adjustments to the allowance are based on the overall risk profile of the portfolios and reflect management’s best estimate of potential credit losses. The reversal of HK$348,954 (US$44,738) in 2023 reflects improvements in the overall risk profile of certain portfolios, as well as the successful collection of previously reserved amounts.

5. UNBILLED RECEIVABES (CONTRACT ASSETS) AND DEFERRED REVENUE (CONTRACT LIABILITIES)

The following table summarizes the balances of contract assets and the movement during the periods presented:

	As of December 31,
	2022	2023
	HK$	HK$	US$ (Note 2(e))
Unbilled receivables (Contract assets):
Balance at beginning of the year	951,133	537,450	68,904
Additions	537,450	1,964,662	251,880
Less: progress billings	(951,133)	(537,450)	(68,904)
Balance at end of year	537,450	1,964,662	251,880

F-25

Contract assets represent the Company’s right to consideration for work performed but not yet billed as of the reporting date. Contract assets arise when the Company performs services or delivers goods in advance of billing the customer and are transferred to receivables when the right to consideration becomes unconditional, typically upon reaching specified milestones or the billing phase stipulated in the contract.

For the year ended December 31, 2022, the Company’s contract assets totaled HK$537,450, all of which were transferred to accounts receivable during the year ended December 31, 2023. As of December 31, 2023, contract assets totaled HK$1,964,662 (US$251,880). The Company expects that this balance will be transferred to accounts receivable during the year ending December 31, 2024, once the associated performance obligations are completed and billing milestones are reached.

	As of December 31,
	2022	2023
	HK$	HK$	US$ (Note 2(e))
Deferred revenue (Contract liabilities):
Balance at beginning of the year	4,318,713	7,790,830	998,824
Additions	110,537,567	150,177,340	19,253,505
Revenue recognized during the year	(107,065,450)	(139,382,378)	(17,869,535)
Balance at end of year	7,790,830	18,585,792	2,382,794

	As of December 31,
	2022	2023
	HK$	HK$	US$ (Note 2(e))
Deferred revenue (Contract liabilities), current portion	7,790,830	18,575,792	2,381,512
Deferred revenue (Contract liabilities), non-current portion	-	10,000	1,282
	7,790,830	18,585,792	2,382,794

Contract liabilities consist of deferred revenue, which represents billings or cash received in advance of revenue recognition for services that have yet to be performed or for performance obligations that have yet to be satisfied. Deferred revenue is recognized as revenue once the Company satisfies the performance obligations under the contract, which typically involves the delivery of services, or the achievement of specific milestones outlined in the contract.

As of December 31, 2021, the Company’s contract liabilities totaled HK$4,318,713, all of which were recognized as revenue during the year ended December 31, 2022. As of December 31, 2022, the contract liabilities balance was HK$7,790,830, which was fully recognized as revenue during the year ended December 31, 2023. As of December 31, 2023, contract liabilities totaled HK$18,585,792 (US$2,382,794). Of this balance, HK$18,575,792 (US$2,381,512) is expected to be recognized as revenue during the year ending December 31, 2024, upon the satisfaction of the associated performance obligations.

The Company’s contract liabilities primarily relate to advance billings for ongoing service contracts, including managed IT services, support and maintenance, and IT infrastructure solutions, where payment is received before services are rendered. For these contracts, the Company recognizes revenue over time as performance obligations are satisfied, typically based on either the passage of time or milestones achieved.

F-26

Deferred revenue is recognized as revenue when the following criteria are met:

1.	Performance obligations are satisfied over time or upon the achievement of defined milestones.
2.	Revenue is recognized over the contract term for service contracts, or at a point in time when a significant milestone is reached.

The timing of revenue recognition depends on the specific contract terms and may vary based on the type of service provided and the method of measuring progress, such as output methods (e.g., deliverables completed).

Revenue to be Recognized in Future Periods

As of December 31, 2023, the Company expects to recognize most of its contract liabilities as revenue during the year ending December 31, 2024, as performance obligations are fulfilled. However, the actual timing of revenue recognition may be impacted by factors such as changes in customer requirements, delays in project execution, or other uncertainties. The Company regularly assesses its contract liabilities and adjusts revenue recognition estimates as necessary.

6. PREPAYMENT AND OTHER CURRENT ASSETS, NET AND OTHER NON-CURRENT ASSETS, NET

Prepayment and other current assets, net consisted of the following as of December 31, 2022 and 2023:

	As of December 31,
	2022	2023
	HK$	HK$	US$ (Note 2(e))
Prepayment and other current assets, net
Advances to suppliers (i)	22,701	11,593,320	1,486,323
Rental deposits (ii)	121,503	-	-
Other deposit	3,850	3,850	494
	148,054	11,597,170	1,486,817

Other non-current assets, net consisted of the following as of December 31, 2022, and December 31, 2023:

	As of December 31,
	2022	2023
	HK$	HK$	US$ (Note 2(e))
Other non-current assets, net
Rental deposits (ii)	-	122,412	15,693

i.	Advances to suppliers represent prepayments made by the Company for hardware costs, software and IT application license costs, and service subcontracting fees. These prepayments are made in the normal course of business to secure the timely delivery of products and services necessary for the Company’s operations.

●	As of December 31, 2022, the Company’s advances to suppliers totaled HK$22,701, of which HK$22,701 was recognized as cost of revenue during the year ended December 31, 2023.

F-27

●	As of December 31, 2023, the Company’s advances to suppliers increased significantly to HK$11,593,320 (US$1,486,323). This increase is primarily attributable to prepayments made in connection with large-scale IT infrastructure and software implementation projects scheduled for completion in 2024. These amounts are expected to be recognized as cost of revenue during the year ending December 31, 2024, as the associated performance obligations are satisfied, and the goods and services are received.

Risk Management of Advances to Suppliers: The Company monitors the creditworthiness of its suppliers to mitigate the risk of non-performance or delays. Management reviews the advances to suppliers regularly to assess any potential impairment and has determined that no allowance for credit losses was necessary as of December 31, 2022 and 2023. The significant increase in advances during 2023 is aligned with the Company’s growth strategy and anticipated demand for services.

ii.	Rental deposits are deposits paid to secure office space leases. The reclassification of rental deposits from current assets to non-current assets as of December 31, 2023, reflects the renewal of a two-year lease agreement in December 2023 for the Company’s headquarters. Accordingly, the deposit is classified as a non-current asset, as it relates to a lease term extending beyond one year.

Impairment Considerations: The Company assesses prepaid expenses and deposits for potential impairment at each reporting date. As of December 31, 2022 and 2023, no impairments were recognized for advances to suppliers, rental deposits, or other deposits.

7. RELATED PARTY TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Company as of December 31, 2022 and 2023:

Names of the related parties	Relationship with the Company
Leading Digital Supply Limited	50% owned by Yee Kar Wing; Director until July 2, 2024
Primex Technology Limited	50% owned by Yee Kar Wing; Director
GMS Enterprise (Hong Kong) Limited	100% owned by Primex Technology Limited; Director: Yee Kar Wing
Yee Kar Wing	Shareholder, Director, and CEO of the Company
Hui Wai Ming	Shareholder and COO of the Company

(a) Amounts due from / (to) related parties

	As of December 31,
	2022	2023
	HK$	HK$	US$ (Note 2(e))
Leading Digital Supply Limited(i)	-	9,800	1,256
Primex Technology Limited(i)	21,924	75,924	9,734
Total amounts due from related parties - trade	21,924	85,724	10,990
Less: Allowance for expected credit losses	(1,217)	(7,684)	(985)
Total amounts due from related parties – trade, net	20,707	78,040	10,005

Yee Kar Wing(ii)	65,524	(5,276,517)	(676,477)
Hui Wai Ming(ii)	2,018,180	(3,732,147)	(478,480)
Total amounts due from / (to) related parties – non trade	2,083,704	(9,008,664)	(1,154,957)

F-28

(b) Related party transactions

	For the year ended December 31,
	2022	2023
	HK$	HK$	US$ (Note 2(e))
Purchase from GMS Enterprise (Hong Kong) Limited	9,292	21,551	2,763
Service rendered to Leading Digital Supply Limited	885,200	540,200	69,256
Service rendered to Primex Technology Limited	21,924	54,000	6,923
Dividend paid to Yee Kar Wing(ii)	-	6,097,976	781,792
Dividend paid to Hui Wai Ming(ii)	-	2,392,580	306,741

Terms of Transactions with Related Parties

The transactions with related parties are conducted on terms that, in management’s opinion, approximate arm’s length transactions. The pricing for services provided and goods sold to related parties is based on market rates for similar transactions with third parties. However, due to the nature of related party relationships, these transactions may not be at the same terms that would be available in an open market.

(i)	The amounts due from Leading Digital Supply Limited and Primex Technology Limited represent receivables for IT infrastructure solutions and managed support services provided by the Company. These balances are subject to credit risk, and allowances for expected credit losses of HK$1,217 and HK$6,467 (US$829) were recognized for the years ended December 31, 2022, and 2023, respectively.

(ii)

The amounts due from Yee Kar Wing and Hui Wai Ming are unsecured, interest-free, and without a fixed repayment term. These amounts reflect advances provided to the shareholders for operational purposes. While no allowance for credit losses was recognized for these balances, management monitors these amounts closely and has assessed them as fully collectible based on the financial capacity and ongoing involvement of the related parties with the Company. Any significant changes in the financial standing of the related parties may result in a reassessment of the credit risk associated with these balances.

(iii)

On December 31, 2023, Sereno declared a dividend of HK$17,500,000 to Vigorous. In accordance with a written instruction of the Vigorous, the dividend will be paid directly to Yee Kar Wing and Hui Wai Ming, the ultimate shareholders of Vigorous. The transaction was fully authorized by the Board of Directors and documented in a board resolution. As of December 31, 2023, the amount of unpaid dividend to Mr. Yee Kar Wing and Mr. Hui Wai Ming were HK$5,277,024 and HK$3,732,420 respectively.

8. LEASES

The Company leases office space from third parties under non-cancellable operating lease agreements. The Company determines if an arrangement is, or contains, a lease at the inception of the contract based on the terms of the agreement and whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Right-of-use (ROU) assets and corresponding lease liabilities are recognized at the lease commencement date based on the present value of future lease payments over the lease term.

F-29

As the lease agreements do not specify an implicit rate, the Company used its incremental borrowing rate at the commencement date to determine the present value of lease payments. The incremental borrowing rate was estimated using market rates available for similar instruments with similar terms, adjusted for the Company’s credit risk and the lease term. The weighted average discount rate for operating leases as of December 31, 2023, was 5.875%.

The Company’s lease agreements do not contain any material guarantees or restrictive covenants, and the Company has no finance leases or sublease activities as of December 31, 2023.

The Company elected the short-term lease exemption under ASC 842 for certain lease arrangements that have a lease term of 12 months or less and do not contain purchase options. The Company expenses these short-term leases on a straight-line basis over the lease term and does not recognize ROU assets or lease liabilities on the consolidated balance sheet for these leases.

The following table summarizes the supplemental consolidated balance sheet information related to operating leases as of December 31, 2022 and 2023:

	As of December 31,
	2022	2023
	HK$	HK$	US$ (Note 2(e))
Operating lease right-of-use assets, net	217,404	443,423	56,850
Operating lease liabilities, current	217,404	225,293	28,884
Operating lease liabilities, non-current	-	218,130	27,966
Weighted average remaining lease terms – operating lease (months)	11	23	23
Weighted average discount rate – operating lease	5%	5.875%	5.875%

The following table summarizes the cash flow and expense information related to operating leases for the years ended December 31, 2022, and 2023:

	Year ended December 31,
	2022	2023
	HK$	HK$	US$ (Note 2(e))
Cash paid for amounts included in the measurement of lease liabilities:
Operating cashflows used in operating lease	226,336	235,604	30,206
Right-of-use assets obtained in exchange for new operating lease	-	461,624	59,183
Operating lease expense(i)	243,158	243,006	31,155

(i)	The Company also has another short-term lease arrangement without a formal contract or specific end date. This lease commenced in January 2022 and carries a monthly expense of HK$15,000. The total short-term lease expense for the years ended December 31, 2022, and 2023, was HK$180,000 (US$23,077), respectively, which was charged to general and administrative expenses.

F-30

Maturity of Lease Liabilities

The following table summarizes the maturity analysis of the Company’s undiscounted cash flows for operating leases as of December 31, 2023:

As of December 31, 2023
HK$
FY2024	244,824
FY2025	224,422
Total undiscounted lease payment	469,246
less: imputed interest	(25,823)
Total lease liabilities	443,423

The Company’s leases do not contain any significant renewal options, escalation clauses or purchase options.

9. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following as of December 31, 2022 and 2023:

	As of December 31,
	2022	2023
	HK$	HK$	US$ (Note 2(e))
Computer equipment	42,256	69,612	8,924
Office furniture and fittings	7,160	22,095	2,833
	49,416	91,707	11,757

Less: Accumulated depreciation	(16,271)	(39,211)	(5,027)
Property and equipment, net	33,145	52,496	6,730

For the years ended December 31, 2022, and 2023, the Company recorded depreciation expenses of HK$12,850 and HK$22,940 (US$2,941), respectively. No impairment loss was recognized for property and equipment for the years ended December 31, 2022, and 2023.

Depreciation policy: Property and equipment are stated at cost, less accumulated depreciation and impairment losses (if any). Depreciation is calculated using the straight-line method over the estimated useful lives of the assets as follows:

●	Computer equipment: 3 years
●	Office furniture and fittings: 5 years

The estimated useful lives of the assets are reviewed periodically to determine whether adjustments are necessary. Depreciation commences once the asset is placed in service and continues until the asset is either fully depreciated or retired.

F-31

Impairment considerations: The Company evaluates its property and equipment for impairment whenever events or changes in circumstances indicate that the carrying value of the assets may not be fully recoverable. The impairment test compares the carrying value of the asset to its estimated future undiscounted cash flows. If the carrying value exceeds the cash flows, an impairment loss is recognized based on the difference between the carrying value and the fair value of the asset. For the years ended December 31, 2022, and 2023, no impairment indicators were identified, and no impairment losses were recognized.

Increase in property and equipment in 2023: The increase in property and equipment during 2023 is primarily related to the Company’s investments in new computer equipment and office furniture to support the expansion of its operations and infrastructure. These assets are considered to be essential for supporting the Company’s growth initiatives and providing services to customers.

10. INTANGIBLE ASSET, NET

The Company’s intangible asset consists of an information technology service management system, a computer software platform that is not an integral part of a computer-controlled machine. The intangible asset is capitalized at cost, which includes development costs paid to the system developer and other directly attributable costs of preparing the asset for its intended use.

Capitalization Criteria: Development costs are capitalized when they meet the criteria for recognition as an intangible asset under ASC 350. Specifically, only costs incurred during the application development stage are capitalized. Costs incurred to enhance or extend the performance of the asset beyond its original specifications are also capitalized if they meet the recognition criteria. Maintenance costs or costs incurred during the preliminary project stage are expensed as incurred.

Following initial recognition, the intangible asset is carried at cost less accumulated amortization and any accumulated impairment losses. The asset is amortized on a straight-line basis over its estimated useful life of 5 years, reflecting the period over which the Company expects to derive economic benefits from the asset.

As of December 31, 2022 and 2023, the balances of the intangible asset are as follows:

	As of December 31,
	2022	2023
	HK$	HK$	US$ (Note 2(e))
Information technology service management system	1,268,330	2,206,846	282,929
	1,268,330	2,206,846	282,929

Less: Accumulated amortization	-	(378,801)	(48,564)
Intangible asset, net	1,268,330	1,828,045	234,365

The increase in the intangible asset during 2023 represents additional development costs incurred to enhance and expand the system’s functionality, reflecting the Company’s ongoing investment in its proprietary software platform.

Amortization: Amortization of the intangible asset began in 2023 when the asset was ready for its intended use. The timing of amortization reflects the asset’s readiness for economic use, regardless of its actual deployment or operational use. Amortization expenses for the years ended December 31, 2022, and 2023, were HK$0 and HK$378,801 (US$48,564), respectively. Amortization is calculated on a straight-line basis over the asset’s useful life of 5 years.

F-32

Impairment Considerations: The Company reviews its intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. The impairment test compares the carrying amount to the undiscounted future cash flows expected to result from the use of the asset. If the carrying amount exceeds the undiscounted cash flows, an impairment loss is recognized for the difference between the carrying amount and the fair value of the asset. For the years ended December 31, 2022, and 2023, no impairment indicators were identified, and no impairment losses were recognized.

11. ACCOUNTS PAYABLE

The following table presents the balances of accounts payable as of December 31, 2022 and 2023:

	As of December 31,
	2022	2023
	HK$	HK$	US$ (Note 2(e))
Accounts payable	18,202,230	7,079,837	907,671

Accounts payable represent amounts due to suppliers for subcontracting fees, hardware costs, software license costs, and IT application license costs. As of December 31, 2022, the accounts payable balance included an IT application license cost of HK$11,022,495 related to an IT professional services project. This amount was fully settled during the year ended December 31, 2023.

Payment Terms

The Company’s accounts payable are current liabilities, typically due within 30 to 90 days of the invoice date, depending on the terms negotiated with each supplier. The Company’s payment practices aim to align with standard industry terms and cash flow management practices. All payables related to the 2022 IT application license cost were settled within 12 months as per the terms of the agreement with the supplier.

Liquidity and Risk Management

The Company regularly assesses its liquidity needs and monitors its ability to meet short-term obligations. As of December 31, 2023, the Company has sufficient cash and cash equivalents to settle its current liabilities, including accounts payable, as they become due. The significant reduction in accounts payable from HK$18,202,230 in 2022 to HK$7,079,837 in 2023 reflects the settlement of key project-related costs.

The Company does not anticipate any liquidity constraints in settling remaining payables and maintains adequate working capital reserves to ensure the timely settlement of all liabilities.

12. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

The following table presents the balances of accrued expenses and other current liabilities as of December 31, 2022, and December 31, 2023:

	As of December 31,
	2022	2023
	HK$	HK$	US$ (Note 2(e))
Payroll and welfare payables	220,108	272,685	34,960
Accrued expenses	1,026,201	1,250,987	160,383
	1,246,309	1,523,672	195,343

F-33

Payroll and Welfare Payables: The payroll and welfare payables represent amounts owed to employees for services rendered and the associated mandatory provident fund (MPF) contributions. Under the Hong Kong MPF Scheme, the Company is required to make contributions based on a percentage of qualified employees’ salaries. The Company recognized employee benefit expenses of HK$2,926,105 and HK$3,513,248 (US$450,416) for the years ended December 31, 2022, and 2023, respectively.

Composition of Accrued Expenses

Accrued expenses primarily consist of amounts due for professional services, sales commission, marketing expenses and other office and operating expenses related to ongoing operational activities. These expenses are recognized as liabilities when the Company has received the services but has not yet paid for them as of the balance sheet date. The components of accrued expenses as of December 31, 2023, include:

(i)	Professional services fees: HK$450,000 (US$57,693)
(ii)	Sales commission: HK$7,723 (US$990)
(iii)	Marketing expenses: HK$706,495 (US$90,576)
(iv)	Other office and operating expenses:HK$71,769 (US$9,201)

The increase in accrued expenses from HK$1,026,201 in 2022 to HK$1,235,987 in 2023 is mainly attributable to an increase in professional fees and marketing expenses related to ongoing business expansion activities.

Timing and Classification

All amounts recorded in accrued expenses and other current liabilities are classified as current liabilities and are expected to be settled within 12 months of the balance sheet date. These liabilities represent the Company’s short-term obligations and are due in the normal course of business operations.

Employee Benefit Accrual Methodology

The Company calculates its employee benefit liabilities, including MPF contributions, based on statutory requirements and internal compensation policies. Contributions are calculated as a percentage of each eligible employee’s gross salary and are accrued monthly in accordance with ASC 710 (Compensation). The contributions are made to the MPF on behalf of employees as required under the Hong Kong Legislative Council’s regulations.

Liquidity Management

The Company continually monitors its cash flow and liquidity to ensure that it can meet its short-term obligations, including accrued expenses and employee benefits. As of December 31, 2023, the Company has sufficient cash reserves to settle these liabilities as they become due. The Company does not anticipate any liquidity constraints that would impact its ability to meet these obligations in a timely manner.

13. INCOME TAXES

Cayman Islands

The Company is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

F-34

British Virgin Islands

Vigorous is incorporated in British Virgin Islands and conducts its primary business operations through the subsidiary in Hong Kong. Under the current laws of British Virgin Islands, British Virgin Islands levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and the Company is therefore not subject to tax on income or capital gains arising in British Virgin Islands. Additionally, upon payments of dividends by the Company to its shareholders, no British Virgin Islands withholding tax will be imposed.

Hong Kong

Sereno is subject to a two-tiered income tax rate in Hong Kong. The first HK$2,000,000 of profits are taxed at a rate of 8.25%, while any remaining profits are taxed at the standard rate of 16.5%.

The following table summarizes the composition of income tax expense for the years ended December 31, 2022, and 2023:

	For the years ended December 31,
	2022	2023
	HK$	HK$	US$ (Note 2(e))
Current income tax expense	595,784	2,010,472	257,753
Deferred tax expenses	112,813	151,343	19,403
	708,597	2,161,815	277,156

Tax Rate Reconciliation

The reconciliation between the Hong Kong statutory income tax rate applicable to the Company’s profits and the income tax expense is presented below:

	For the years ended December 31,
	2022	2023
	HK$	HK$	US$ (Note 2(e))
Profit before provision for income taxes	5,599,317	14,267,488	1,829,165

Income tax expenses computed at statutory rate	923,887	2,354,135	301,813
Tax effect of preferential tax rate	(165,000)	(165,000)	(21,154)
Tax effect of income not subject to tax	(46,629)	(26,795)	(3,435)
Tax effect on temporary difference not recognized in previous period	2,339	2,475	317
Tax effect of tax deduction	(6,000)	(3,000)	(385)
Total income tax expense	708,597	2,161,815	277,156

F-35

Deferred Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the Company’s deferred tax assets and liabilities were as follows:

	As of December 31,
	2022	2023
	HK$	HK$	US$ (Note 2(e))
Deferred tax assets / (liabilities), net, beginning balance:
Tax losses	37,690	-	-
Accelerated tax depreciation	-	(214,365)	(27,483)
Allowance for the expected credit losses on accounts receivable	-	139,041	17,826
Allowance for the expected credit losses on amount due from related companies	-	201	26
Total deferred tax assets / (liabilities)	37,690	(75,123)	(9,631)
(Charged) / Credited to consolidated statement of operations:
Tax losses	(37,690)	-	-
Accelerated tax depreciation	(214,365)	(94,833)	(12,158)
Allowance for the expected credit losses on accounts receivable	139,041	(57,578)	(7,382)
Allowance for the expected credit losses on amount due from related companies	201	1,067	137
Deferred tax liabilities, net, ending balance	(75,123)	(226,467)	(29,034)

Realization of Deferred Tax Assets

The realization of the net deferred tax assets is dependent upon several factors, including future reversals of existing taxable temporary differences and the generation of adequate future taxable income. The Company evaluates the potential realization of deferred tax assets on an entity-by-entity basis, considering both positive and negative evidence.

The Company assesses deferred tax assets under the “more-likely-than-not” criteria, based on recurring profitability and the expected availability of future taxable income to offset temporary differences and tax loss carry forwards. Tax loss carry forwards are assessed with respect to their expiration periods and the probability of future taxable income sufficient to utilize these losses.

For the years ended December 31, 2022, and 2023, the Company did not recognize any valuation allowance as management determined that it is more likely than not that the Company will realize the benefits of its deferred tax assets due to recurring profits. The assessment considered historical performance, future profitability projections, and tax planning strategies.

F-36

Uncertain Tax Positions

In accordance with ASC 740-10, the Company evaluates each uncertain tax position based on its technical merits, and measures any unrecognized benefits associated with tax positions. Each position is reviewed individually, considering past audits, interpretations of tax law, and developments in tax regulations. The Company assesses whether it is more likely than not that a tax position will be sustained upon examination by the relevant tax authorities, based solely on the technical merits of the position.

As of December 31, 2022 and 2023, the Company did not have any significant unrecognized uncertain tax positions. The Company also did not accrue any liability, interest, or penalties related to uncertain tax positions, as there were no positions where it was determined that an unfavourable outcome was probable.

The Company continues to monitor developments in tax law and evaluates any changes in its tax positions on a quarterly basis. Should any uncertain tax positions arise in the future, the Company will measure and record any potential liabilities in accordance with ASC 740.

14. EQUITY

Ordinary shares

The Company was incorporated in the Cayman Islands on October 8, 2024 as an investment holding company with authorized share capital of US$50,000 divided into 50,000,000 ordinary shares of par value US$0.001 each. One ordinary share was issued on October 8, 2024. The authorized share capital was changed to 500,000,000 ordinary shares of par value US$0.0001 each and the one issued share was sub-divided into 10 ordinary shares on 18 October, 2024. The Company has completed a reorganization on October 24, 2024 following which Vigorous Elite Holdings Limited and Sereno Cloud Solution HK Limited came under the control of the Company. 32,500,000 ordinary shares of par value US$0.0001 each was in issue on October 24, 2024.

15. EARNING PER SHARE

The following table sets forth the computation of basic and diluted earnings per share for the years ended December 31, 2022, and December 31, 2023:

	As of December 31,
	2022	2023
	HK$	HK$	US$ (Note 2(e))
Numerator:
Numerator for basic and diluted earnings per share – net income attributable to the Company’s shareholders	4,890,720	12,105,673	1,552,009

Denominator:
Denominator for basic and diluted net income per share – weighted average number of shares*	32,500,000	32,500,000	32,500,000

Basic and diluted earnings per share:	0.15	0.37	0.05

* Retroactively presented for the effect of reorganization for the Company’s initial public offering

Explanation of EPS Calculation

Basic earnings per share is calculated by dividing the net income attributable to the Company’s shareholders by the weighted average number of ordinary shares outstanding during the period. For the years ended December 31, 2022, and 2023, the Company had 32,500,000 ordinary shares outstanding, and there were no changes in the number of shares during the periods presented.

F-37

Diluted earnings per share is calculated by dividing net income attributable to the Company’s shareholders by the weighted average number of shares outstanding during the period, including the effect of all potentially dilutive securities, if any. For the years ended December 31, 2022, and 2023, the Company had no dilutive securities outstanding, resulting in basic and diluted earnings per share being the same.

No Potential Dilutive or Anti-Dilutive Securities

As of December 31, 2022 and 2023, the Company did not have any options, warrants, convertible securities, or other instruments that could potentially dilute the earnings per share calculation. Therefore, the Company’s basic earnings per share and diluted earnings per share are the same for both years.

Additional Information

The weighted average number of shares used in the calculation of EPS remained consistent at 32,500,000 ordinary shares for the years ended December 31, 2022, and 2023. There were no changes in the number of shares issued or outstanding during these periods.

16. COMMITMENTS AND CONTINGENCIES

(a) Commitments

As of December 31, 2022 and 2023, the Company had no capital expenditure commitments or other significant contractual obligations. The Company continuously monitors its capital needs and has the financial flexibility to adjust to future investment requirements. The Company has no plans for material capital expenditures at this time.

(b) Contingencies

The Company may become involved in legal proceedings, investigations, and regulatory actions arising in the ordinary course of business. These proceedings could include disputes with vendors, customers, or regulatory bodies. The outcomes of such proceedings are inherently uncertain, and while the Company does not currently anticipate that any such matters will have a material adverse effect on its financial position, results of operations, or cash flows, it continues to assess legal risks on an ongoing basis.

As of December 31, 2022 and 2023, the Company was not a party to any material legal or administrative proceedings that would require disclosure under ASC 450 (Contingencies). The Company has established internal controls to monitor and assess the potential impact of legal and regulatory risks, and regularly consults with external legal counsel to ensure that any developments are accounted for in accordance with U.S. GAAP.

The Company maintains insurance coverage for various types of potential liabilities, including general liability, product liability, and director and officer liability, which management believes is adequate to protect against the majority of potential legal claims.

The Company continually monitors developments in its legal environment and updates its assessments regularly. If any legal proceedings are anticipated to result in a loss that is both probable and reasonably estimable, the Company will recognize a provision for that loss in accordance with ASC 450. However, as of December 31, 2022 and 2023, no such provisions have been recognized.

Additionally, the Company does not expect any significant contingencies in the near term that would materially impact its financial position or operations.

F-38

17. SUBSEQUENT EVENTS

The Company evaluated all subsequent events and transactions that occurred after the balance sheet date through October, 25 2024, which is the date the consolidated financial statements were available to be issued. This evaluation was performed in accordance with the requirements of ASC 855 (Subsequent Events).

As part of this evaluation, the Company reviewed all significant events occurring between the balance sheet date and the issuance date of the consolidated financial statements to determine whether any recognized subsequent events (events that provide additional evidence about conditions that existed at the balance sheet date) or non-recognized subsequent events (events that provide evidence about conditions that arose after the balance sheet date) required adjustment or disclosure in the consolidated financial statements.

Based on this evaluation, the Company determined that there were no subsequent events other than the event detailed below:

On May 27, 2024, Sereno secured an installment bank loan of HK$5,000,000 under the SME Financing Guarantee Scheme with a 100% guarantee provided by HKMC Insurance Limited. The loan is backed by an unlimited personal guarantee from the Company’s shareholders. The loan carries an annual interest rate of 3.625% and is scheduled to be repaid over 120 monthly installments, starting from June 26, 2024, and continuing through May 26, 2034.

F-39

CHOWCHOW CLOUD INTERNATIONAL HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

		As of
	Notes	December 31, 2023	June 30, 2024	June 30, 2024
		HK$	HK$	US$ (Note 2(e))
ASSETS
Current assets:
Cash and cash equivalents		9,873,451	11,409,950	1,462,814
Accounts receivable, net	4	15,685,215	14,807,264	1,898,367
Unbilled receivables (Contract assets)	5	1,964,662	1,259,804	161,513
Prepayment and other current assets, net	6	11,597,170	3,850	494
Amount due from related parties - trade	7	78,040	97,997	12,564
Total current assets		39,198,538	27,578,865	3,535,752

Non-current assets:
Other non-current assets, net	6	122,412	122,412	15,693
Operating lease right-of-use assets, net	8	443,423	332,384	42,613
Property and equipment, net	9	52,496	38,685	4,960
Intangible asset, net	10	1,828,045	2,765,327	354,529
Total non-current assets		2,446,376	3,258,808	417,795
Total assets		41,644,914	30,837,673	3,953,547

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	11	7,079,837	3,456,847	443,185
Accrued expenses and other current liabilities	12	1,523,672	1,118,601	143,410
Amount due to related parties – non-trade	7	9,008,664	3,544,134	454,376
Tax payable		2,775,406	3,832,575	491,356
Deferred revenue (Contract liabilities)	5	18,575,792	4,274,505	548,013
Operating lease liabilities, current portion	8	225,293	231,818	29,720
Bank borrowings, current portion	14	-	38,934	4,992
Total current liabilities		39,188,664	16,497,414	2,115,052

Non-current liabilities:
Deferred revenue (Contract liabilities)	5	10,000	2,500	321
Operating lease liabilities, non-current portion	8	218,130	100,566	12,893
Deferred tax liabilities	13	226,467	339,914	43,579
Bank borrowings, non-current portion	14	-	4,961,066	636,034
Total non-current liabilities		454,597	5,404,046	692,827
Total liabilities		39,643,261	21,901,460	2,807,879

Shareholders’ equity:
Ordinary share, par value US$0.0001, 500,000,000 shares authorized; 32,500,000 shares issued and outstanding as of December 31, 2023 and June 30, 2024*	15	-	-	-
Additional paid in capital		780	780	100
Capital reserve		3,200,000	3,200,000	410,256
Merger reserve		(2,700,000)	(2,700,000)	(346,154)
Retained earnings		1,500,873	8,435,433	1,081,466
Total shareholders’ equity		2,001,653	8,936,213	1,145,668
Total liabilities and equity		41,644,914	30,837,673	3,953,547

* Retroactively presented for the effect of reorganization for the Company’s initial public offering (Note 1)

The accompanying notes are an integral part of these consolidated financial statements.

F-40

CHOWCHOW CLOUD INTERNATIONAL HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

		For the Six Months Ended June 30,
	Notes	2023	2024	2024
		HK$	HK$	US$ (Note 2(e))
Revenues
- Revenue from Products	2(n)	8,615,751	7,803,090	1,000,396
- Revenue from Services	2(n)	80,397,473	90,490,307	11,601,322
Total revenues		89,013,224	98,293,397	12,601,718
Cost of revenues:
- Cost of Products	2(o)	(73,085,531)	(76,541,995)	(9,813,076)
- Cost of Services	2(o)	(5,548,668)	(9,343,008)	(1,197,822)
Total cost of revenues		(78,634,199)	(85,885,003)	(11,010,898)
Gross profit		10,379,025	12,408,394	1,590,820

Operating expenses:
Selling and marketing expenses		(383,628)	(896,260)	(114,905)
General and administrative expenses		(2,660,306)	(3,491,856)	(447,674)
Total operating expenses		(3,043,934)	(4,388,116)	(562,579)

Operating income		7,335,091	8,020,278	1,028,241

Interest income, net		4,847	10,529	1,350
Interest expense, net		-	(14,857)	(1,905)
Other income, net		206,887	89,226	11,439
Income before taxes		7,546,825	8,105,176	1,039,125
Income tax expenses	13	(1,055,875)	(1,170,616)	(150,079)
Net income		6,490,950	6,934,560	889,046

Earnings per share attributable to ordinary shareholders of the Company’s shareholders
Basic and diluted	16	0.20	0.21	0.03

Weighted average shares* used in calculating basic and diluted net income per share:		32,500,000	32,500,000	32,500,000

* Retroactively presented for the effect of reorganization for the Company’s initial public offering (Note 1)

The accompanying notes are an integral part of these consolidated financial statements.

F-41

CHOWCHOW CLOUD INTERNATIONAL HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Ordinary shares		Additional paid in	Capital	Merger	Retained	Total shareholders’
	Shares*	Amount	capital	reserve	reserve	earnings	equity
		HK$	HK$			HK$	HK$
Balance as of December 31, 2022	32,500,000	-	500,000	-	-	6,895,200	7,395,200
Net income	-	-	-	-	-	6,490,950	6,490,950
Balance as of June 30, 2023 in HK$	32,500,000	-	500,000	-	-	13,386,150	13,886,150
Issuance of share capital upon incorporation of Vigorous	-	-	780	-	-	-	780
Reserves arising from reorganization under common control	-	-	(500,000)	3,200,000	(2,700,000)	-	-
Net income	-	-	-	-	-	5,614,723	5,614,723
Dividend declared (Note 7)	-	-	-	-	-	(17,500,000)	(17,500,000)
Balance as of December 31, 2023 in HK$	32,500,000	-	780	3,200,000	(2,700,000)	1,500,873	2,001,653
Net income	-	-	-	-	-	6,934,560	6,934,560
Balance as of June 30, 2024 in HK$	32,500,000	-	780	3,200,000	(2,700,000)	8,435,433	8,936,213
Balance as of June 30, 2024 in US$ (Note 2(e))	32,500,000	-	100	410,256	(346,154)	1,081,466	1,145,668

* Retroactively presented for the effect of reorganization for the Company’s initial public offering (Note 1)

The accompanying notes are an integral part of these consolidated financial statements.

F-42

CHOWCHOW CLOUD INTERNATIONAL HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended June 30,
	2023	2024	2024
	HK$	HK$	US$ (Note 2(e))
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	6,490,950	6,934,560	889,046
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation of property and equipment	9,451	13,811	1,771
Amortization of intangible asset	158,117	260,614	33,412
Allowance for the current expected credit losses on accounts receivable	-	229,528	29,427
Allowance for the current expected credit losses on amount due from related parties	-	7,043	903
Deferred income tax	132,926	113,447	14,544
Changes in operating assets and liabilities:
Accounts receivable, net	(758,484)	648,423	83,131
Unbilled receivables (Contract assets)	(215,993)	704,858	90,366
Prepayment and other current assets, net	(12,549)	11,593,320	1,486,323
Amounts due from related parties	(26,999)	(27,000)	(3,462)
Accounts payable	(1,794,959)	(3,622,990)	(464,486)
Accrued expenses and other current liabilities	(149,938)	(405,071)	(51,932)
Deferred revenue (Contract liabilities)	(3,445,572)	(14,308,787)	(1,834,460)
Tax payable	922,949	1,057,169	135,534
Net cash provided by operating activities	1,309,899	3,198,925	410,117

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(38,414)	-	-
Purchase of intangible asset	(938,516)	(1,197,896)	(153,576)
Cash used in investing activities	(976,930)	(1,197,896)	(153,576)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from bank borrowings	-	5,000,000	641,026
Net movement in amount due from shareholders	(4,221,610)	-	-
Dividend paid	-	(5,464,530)	(700,580)
Net cash used in financing activities	(4,221,610)	(464,530)	(59,554)

Net increase in cash and cash equivalents	(3,888,641)	1,536,499	196,987
Cash and cash equivalents, beginning of period	9,011,947	9,873,451	1,265,827
Cash and cash equivalents, end of period	5,123,306	11,409,950	1,462,814

The accompanying notes are an integral part of these consolidated financial statements.

F-43

CHOWCHOW CLOUD INTERNATIONAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. BUSINESS OVERVIEW AND BASIS OF PRESENTATION

ChowChow Cloud International Holdings Limited was incorporated in the Cayman Islands on October 8, 2024 as an investment holding company with authorized share capital of US$50,000 divided into 50,000,000 ordinary shares of par value US$0.001 each. One ordinary share was issued on October 8, 2024. The authorized share capital was changed to 500,000,000 ordinary shares of par value US$0.0001 each and the one issued share was sub-divided into 10 ordinary shares on October 18, 2024. Upon completion of the reorganization between ChowChow Cloud International Holdings Limited and Vigorous Elite Holdings Limited, 32,500,000 ordinary shares of par value US$0.0001 each will be in issue. ChowChow Cloud International Holdings Limited conducts its primary operations through its subsidiaries, Vigorous Elite Holdings Limited (“Vigorous”) and Sereno Cloud Solution HK Limited (“Sereno”) that are incorporated and domiciled in Hong Kong (“collectively referred to as the “Company”).

Reorganization

Vigorous was incorporated in the British Virgin Islands on July 19, 2023 as an exempted company. The Company has not commenced its operations and has limited assets or liabilities.

On September 26, 2023, Vigorous acquired 100% of equity interest in Sereno from the existing shareholders. Sereno became Vigorous’ wholly owned subsidiary. Vigorous as investing holding company conducts its primary operations through Sereno after the acquisition.

Sereno was incorporated in Hong Kong on December 3, 2014, under the Companies Ordinance as a company with limited liability. Sereno provides a broad range of IT-related services, including professional IT services, AI-powered proactive cloud-managed services and IT infrastructure solutions. Sereno’s primary operations are based in Hong Kong, serving both local and international clients across various industries, including financial services, healthcare, and retail.

The Company has completed a reorganization on October 24, 2024 following which Vigorous Elite Holdings Limited and Sereno Cloud Solution HK Limited came under the control of ChowChow Cloud International Holdings Limited.

The consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the accompanying consolidated financial statements of the Company.

Description of subsidiaries incorporated and controlled by the Company

Name	Background	Effective ownership

Vigorous Elite Holdings Limited	Investment holding	100%

Sereno Cloud Solution HK Limited	Principally engaged in provision of IT-related services	100%

The Company’s offerings include:

Professional IT Services: Expertise in providing customized IT strategies, project management, and ongoing technical support for digital transformation and innovation. The Company adheres to all applicable regulations and standards in its industry, including data protection and cybersecurity laws in the jurisdictions in which it operates. maintains its operations under a strong governance framework, ensuring compliance with the relevant legal, regulatory, and contractual obligations across all markets served.

AI-Powered Proactive Cloud Managed Services: Solutions designed to monitor, manage, and optimize clients’ cloud environments using artificial intelligence for improved efficiency and reduced downtime.

IT Infrastructure Solutions: Design, implementation, and management of scalable IT infrastructure, including hardware, software, and cloud environments tailored to clients’ specific needs.

F-44

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and in conformity with the requirements of the Securities Exchange Commission (“SEC”). Additionally, these consolidated financial statements have been audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”).

(b) Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiary. All intercompany balances and transactions have been eliminated in consolidation.

(c) Use of estimates

The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses, as well as the disclosure of contingent assets and liabilities at the date of the consolidated financial statements. These estimates and assumptions are evaluated regularly based on historical experience, current conditions, and reasonable and supportable forecasts of future economic conditions.

Significant accounting estimates reflected in the Company’s consolidated financial statements include, but are not limited to:

●	Incremental borrowing rate used in the recognition of right-of-use assets and lease liabilities under ASC 842 (Leases), which is determined based on the Company’s cost of borrowing, adjusted for the specific term and the economic environment.
●	Allowance for expected credit losses on accounts receivable under ASC 326 (Credit Losses), which is determined based on historical collection experience, the creditworthiness of individual customers, and expected changes in macroeconomic conditions.
●	Useful lives of property and equipment, which are determined based on the Company’s experience with similar assets and expected usage patterns.
●	Valuation allowance for deferred tax assets under ASC 740 (Income Taxes), which is based on management’s assessment of the likelihood of future taxable income and the ability to utilize deferred tax assets before expiration.
●	Estimated progress towards the satisfaction of performance obligations under ASC 606 (Revenue from Contracts with Customers), which considers the nature of the services provided and the terms of customer contracts.

These estimates involve significant judgment and are subject to uncertainty, particularly in areas affected by market volatility, economic conditions, or customer-specific factors. Management regularly reviews and updates its estimates based on changes in these conditions and other relevant factors.

Given the inherent uncertainty in estimating future outcomes, actual results may differ from these estimates, and such differences could have a material impact on the Company’s financial position and results of operations. Management performs sensitivity analysis on critical accounting estimates to assess the potential impact of changes in assumptions and to ensure that the estimates remain reasonable under a range of possible outcomes.

(d) Functional currency and foreign currency translation

The Company uses the Hong Kong dollar (“HK$”) as its reporting currency. The functional currency of the Company and its subsidiaries is the HK$, as determined based on the criteria outlined in Accounting Standards Codification (“ASC”) Topic 830, Foreign Currency Matters. The functional currency is assessed based on the primary economic environment in which the Company and its subsidiaries operate. The Company periodically reviews its functional currency determination to ensure that it continues to reflect the underlying economic conditions of its operations.

F-45

Transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are remeasured into the functional currency using the exchange rate at the balance sheet date, while non-monetary items measured at historical cost are translated using the exchange rates in effect on the transaction date. Translation adjustments related to monetary assets and liabilities arising from exchange rate fluctuations are recognized as exchange gains or losses in the consolidated statements of comprehensive income.

The Company carefully monitors its exposure to foreign currency fluctuations and manages foreign currency risk by assessing significant movements in exchange rates, particularly in respect of its key trading partners. No material foreign currency translation adjustments were recognized in other comprehensive income for the six months ended June 30, 2023 and 2024, as most transactions and balances were denominated in the functional currency of the Company and its subsidiaries. Should the Company engage in material transactions or hold significant balances in currencies other than the functional currency, foreign currency translation adjustments will be recognized in other comprehensive income.

(e) Convenience translation

The Company’s operations are principally conducted in Hong Kong, where the Hong Kong dollar (HK$) is the functional currency, and all the revenues are denominated in HK$. For the convenience of the readers of our consolidated financial statements, we have provided translations of balances in the consolidated balance sheets, consolidated statements of operations and comprehensive income, consolidated statements of changes in equity, and consolidated statements of cash flows from HK$ to U.S. dollars (US$) as of and for the six months ended June 30, 2024. These translations have been made at a fixed exchange rate of US$1.00 = HK$7.8, which is the pegged rate as determined by the linked exchange rate system in Hong Kong.

These translations are provided solely for informational purposes and should not be construed as representations that the HK$ amounts could be converted into US$ at that or any other rate. The exchange rate used may differ from actual exchange rates on the balance sheet date or subsequent dates, and readers should be aware of potential exchange rate fluctuations. We do not intend for these translated amounts to comply with the provisions of U.S. GAAP regarding functional currency translation, and they are not intended to be a substitute for the HK$ amounts reported in accordance with U.S. GAAP.

The convenience translation presented does not reflect the impact of any fluctuations in foreign exchange rates during the period and should not be relied upon as an accurate measure of actual exchange effects or a reflection of future trends. All financial information should be interpreted in conjunction with the official HK$ amounts presented in the consolidated financial statements.

(f) Fair value of financial instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, in accordance with ASC 820, Fair Value Measurement. The Company determines fair value measurements for assets and liabilities that are either required or permitted to be recorded or disclosed at fair value. These measurements consider the principal or most advantageous market in which the transaction would occur and use assumptions that market participants would employ in pricing the asset or liability.

The Company follows the fair value hierarchy established under ASC 820, which prioritizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The hierarchy consists of three levels:

●	Level 1: Observable inputs, such as quoted prices (unadjusted) for identical assets or liabilities in active markets.
●	Level 2: Other inputs that are directly or indirectly observable in the market place, such as quoted prices for similar assets or liabilities, interest rates, and yield curves.
●	Level 3: Unobservable inputs supported by little or no market activity, which require management’s judgment or estimates.

F-46

The Company uses market, cost, and income approaches to measure the fair value of assets and liabilities depending on the nature of the item and the availability of relevant inputs. For financial instruments classified under Level 2, fair value is typically determined using observable market data, such as interest rate curves and credit spreads, in conjunction with internally developed models. For instruments classified under Level 3, the Company uses internally developed valuation models that include unobservable inputs, such as discounted cash flows, projected revenue, and assumptions regarding market conditions and risk factors.

The Company’s financial assets and liabilities primarily consist of cash and cash equivalents, accounts receivable, unbilled receivables (contract assets), amounts due from related parties, accounts payable, amounts due to related parties, accrued expenses, deferred revenue (contract liabilities) and bank borrowings. As of June 30, 2024, the carrying values of these financial instruments approximate their fair values due to their short-term maturities and the use of market-based valuation techniques where applicable.

The Company distinguishes between recurring and non-recurring fair value measurements. Recurring measurements are those that are required at each balance sheet date, such as certain marketable securities, while non-recurring measurements are triggered by events such as asset impairments or the sale of significant assets.

Management reviews its fair value measurements regularly and adjusts assumptions as necessary to reflect current market conditions and risks. For Level 3 fair value measurements, management performs sensitivity analysis to evaluate the impact of changes in unobservable inputs on the fair value of assets and liabilities.

(g) Cash and cash equivalents

Cash and cash equivalents include cash on hand, demand deposits, and highly liquid investments with original maturities of three months or less at the date of purchase. These investments are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value.

The Company’s cash and cash equivalents are unrestricted as to withdrawal and use. Management regularly reviews its cash management practices to ensure that the Company’s liquidity needs are met and monitors the financial health of the institutions where funds are held.

If applicable, the Company discloses any significant cash balances held in foreign currencies and evaluates whether the associated foreign exchange risks are material to its financial position.

As of the balance sheet date, all cash and cash equivalents are recorded at their carrying value, which approximates fair value due to their short-term maturities.

(h) Accounts receivable, net

Accounts receivable primarily consists of amounts due from the Company’s customers. These balances are recorded net of an allowance for expected credit losses, which is established in accordance with ASC 326, Financial Instruments—Credit Losses.

The Company estimates its allowance for expected credit losses using a forward-looking model that incorporates historical loss experience, current conditions, and reasonable and supportable forecasts of future economic conditions. The allowance is determined through Portfolio-level analysis, which applies a historical loss rate to pools of receivables with similar risk characteristics, adjusted for expected changes in the macroeconomic environment and industry trends.

Management evaluates receivables based on factors such as the aging of receivables, historical collection patterns, and the customer’s ability to pay, as well as broader economic factors that may affect the collectability of receivables. Significant judgments include evaluating the impact of economic downturns, industry-specific risks, and other external factors on customer creditworthiness.

Receivables are written off against the allowance when all reasonable collection efforts have been exhausted and management determines that the likelihood of collection is remote. The timing of the write-off is based on specific criteria, including the length of time a receivable has been past due, customer bankruptcy, and other significant credit events.

F-47

As of December 31, 2023 and June 30, 2024, the Company had an allowance for expected credit losses of HK$493,720 and HK723,248 (US$92,724), respectively.

(i) Contract Assets and Contract Liabilities

Contract assets represent the Company’s right to consideration in exchange for goods or services that have been transferred to the customer, but for which billing has not yet occurred under the terms of the contract. Contract assets are recognized when the Company satisfies a performance obligation and has a right to payment, but the payment is conditional on something other than the passage of time (e.g., future performance or acceptance of goods or services by the customer). Contract assets are evaluated for expected credit losses in accordance with ASC 326 and are measured at the net realizable value.

Contract liabilities represent the billings to date, as allowed under the terms of a contract, but not yet recognized as contract revenue using the Company’s revenue recognition policy. Contract liabilities arise when billings exceed the amount of revenue recognized based on the Company’s revenue recognition policy under ASC 606. Revenue is recognized over time or at a point in time as performance obligations are satisfied, depending on the nature of the contract and the specific terms of the agreement.

Contract assets and liabilities are classified as current or non-current depending on the timing of when the performance obligations are expected to be satisfied and when the related billings will occur. For contracts with multiple performance obligations, the transaction price is allocated to each performance obligation based on relative stand-alone selling prices. The Company regularly reviews its estimates of transaction prices, performance obligations, and the progress toward satisfaction of those obligations.

Any significant changes in contract assets and liabilities are disclosed separately in the consolidated financial statements and are primarily driven by the timing of the satisfaction of performance obligations and the receipt of customer payments.

(j) Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment losses, if any. Depreciation is calculated using the straight-line method over the estimated useful lives of the respective assets, beginning when the asset is available for use. The estimated useful lives are determined based on the nature and expected use of the asset and are reviewed periodically to ensure they remain appropriate. The estimated useful lives for major asset categories are as follows:

Category	Estimated useful life
Computer equipment	3 years
Office furniture and fittings	5 years

Residual values are estimated based on the expected realizable value of the assets at the end of their useful lives and are considered immaterial for most categories of property and equipment. Depreciation methods, useful lives, and residual values are reviewed annually and adjusted prospectively, if appropriate.

The Company assesses impairment of property and equipment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When such indicators are present, the Company compares the carrying amount of the asset to the undiscounted future cash flows expected to be generated by the asset. If the carrying amount exceeds the undiscounted cash flows, an impairment loss is recognized for the difference between the carrying amount and the asset’s fair value, which is generally determined based on discounted cash flows or appraisals.

(k) Intangible assets, net

Intangible assets are carried at cost less accumulated amortization and any recorded impairment. These assets are amortized using the straight-line method over their estimated useful economic lives, which are determined based on the nature of the asset and the period over which the asset is expected to generate economic benefits. The estimated useful lives for major categories of intangible assets are as follows:

Category	Estimated useful life
Information technology service system	5 years

F-48

Residual values are generally considered immaterial for intangible assets and are not factored into the amortization calculation. The Company reviews amortization methods, useful lives, and residual values annually to ensure they remain appropriate based on the asset’s continued utility and economic benefit to the Company.

Intangible assets are tested for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. In such cases, the Company compares the carrying value of the intangible asset to its undiscounted future cash flows. If the carrying amount exceeds the undiscounted cash flows, an impairment loss is recognized for the difference between the carrying amount and the asset’s fair value, which is typically determined using a discounted cash flow analysis or market-based approach. The Company also evaluates intangible assets for impairment indicators on a regular basis, including changes in technology, market conditions, and regulatory developments.

(l) Impairment of long-lived assets

The Company evaluates its long-lived assets, including property and equipment and right-of-use assets with finite lives, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be fully recoverable. Indicators of impairment include, but are not limited to, significant adverse changes in market conditions, a decline in the operating performance of an asset group, changes in the use of the assets, regulatory or economic changes, or plans to sell or dispose of the assets.

When such events or changes in circumstances are identified, the Company performs a recoverability test by comparing the carrying amount of the asset group to the sum of the future undiscounted cash flows expected to be generated by the asset group over its remaining useful life. If the carrying amount exceeds the sum of the expected undiscounted cash flows, an impairment loss is recognized. The impairment loss is measured as the amount by which the carrying amount exceeds the fair value of the asset group.

Fair value is typically determined by discounting the expected future cash flows to present value using a rate commensurate with the risk associated with the asset group. When market prices are not readily available, the Company may also consider appraisals or other market-based valuation techniques.

The carrying amount of long-lived assets includes any accumulated depreciation and amortization. Impairment losses are recognized in the period in which the impairment occurs and are recorded as part of operating expenses. For the years ended December 31, 2023, and June 30, 2024, the Company did not recognize any impairment of its long-lived assets.

(m) Bank borrowings

Borrowings are initially recognized at fair value, net of upfront fees incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in statements of income over the period of the borrowings using the effective interest method.

(n) Revenue recognition

The Company’s revenues are primarily generated from (1) Sale of Hardware Product, (2) Sale of Software and IT Application Products, (3) Maintenance and Support Services, (4) IT Professional Services, and (5) Contracts with Multiple Performance Obligations.

F-49

The Company accounts for its revenue under ASC Topic 606, Revenue from Contracts with Customers. Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. To achieve this core principle, the Company applies the following five steps:

1.	Identification of the contract(s) with the customer;
2.	Identification of the performance obligations in the contract;
3.	Determination of the transaction price, including any variable consideration;
4.	Allocation of the transaction price to the performance obligations in the contract based on their relative standalone selling prices; and
5.	Recognition of revenue when, or as, the Company satisfies a performance obligation.

Sale of Hardware Products

Revenue from the sale of hardware products is recognized at the point in time when control of the hardware is transferred to the customer. This typically occurs upon delivery and acceptance of the hardware, when the customer gains the ability to use and benefit from the hardware.

Sale of Software and IT Application Products

Revenue from the sale of software and IT application products, which may include packaged software, customized setup implementation, or integrated hardware and software platforms, is recognized at the point in time when control of the software is transferred to the customer. The software or IT application license constitutes a “right to use” intellectual property (IP), as defined in ASC 606-10-55-54, because it provides the customer with control over the software from the point of delivery or activation.

A right-to-use license grants the customer a license to the software as it exists at the time the license is granted, with no significant ongoing updates or support that would make it a “right to access” license.

As such, revenue for the license is recognized at a point in time when control is transferred, typically upon delivery or activation of the software, in accordance with ASC 606.

Maintenance and Support Services

Maintenance and support services related to software products typically consist of unspecified future updates and upgrades, as well as technical support provided over a period of 1 to 12 months. These services represent stand-alone performance obligations, and revenue is recognized rateably over the service period. Revenue for maintenance and support is deferred and recognized over time as the Company satisfies its obligation to provide updates and technical support.

IT Professional Services

IT professional services relate to IT system setup, development, customization or integration services. These services represent stand-alone performance obligations, and revenue is recognized upon the completion of the services, when the customer gains the ability to use the system and benefit from the services provided by the Company.

Revenue from IT professional services is recognized at a point in time upon the completion of services. This determination is based on the following considerations under ASC 606-10-25-27:

1.	Simultaneous Receipt and Consumption: The customer does not simultaneously receive and consume the benefits of the IT professional services as they are performed. The services are delivered as a complete solution, and the customer derives value only upon full completion.
2.	Creation or Enhancement of Customer-Controlled Asset: The services provided do not create or enhance an asset that the customer controls as the services are performed. The customer does not gain control until the services are completed.
3.	No Alternative Use and Enforceable Right to Payment: While the services are tailored to customer needs, they do not create an asset with no alternative use. Additionally, the Company does not have an enforceable right to payment for performance completed to date until the services are fully delivered and accepted by the customer.

Accordingly, control is transferred to the customer at a point in time, and revenue is recognized at that time.

F-50

Contracts with Multiple Performance Obligations

Contracts with customers often contain multiple performance obligations (e.g., hardware, software, and services). The Company evaluates each promised good or service in a contract to determine whether it is distinct in accordance with the criteria outlined in ASC 606-10-25-19 through 25-22.

A performance obligation is distinct if both of the following criteria are met:

1.	The customer can benefit from the good or service either on its own or together with other readily available resources.
2.	The promise to transfer the good or service is separately identifiable from other promises in the contract.

The transaction price is allocated to each performance obligation based on their relative standalone selling prices (SSP). SSPs are determined using observable prices of goods or services when sold separately, or, when observable prices are not available, estimated using expected cost-plus margin approaches. Revenue for each performance obligation is recognized either at a point in time or over time, depending on when control of the performance obligation transfers to the customer.

Contract Scenarios with Multiple Performance Obligations:

1. Sale of Hardware Products with IT Professional Services (e.g., Setup, Development, Customization, or Integration Services)

●	Evaluation of Distinctness: The customer can benefit from the hardware products on their own or with other readily available resources. However, the associated IT professional services (such as system setup or customization) are highly interdependent and interrelated with the hardware. The Company’s promise to provide the hardware and IT professional services is considered a single performance obligation because the hardware and services are not separately identifiable within the context of the contract.
●	Revenue Recognition: Revenue is recognized at the point in time when control transfers to the customer, typically upon completion of the hardware delivery and related services, as evidenced by a signed Customer Acceptance Form.

2. Sale of Software and IT Application Products with IT Professional Services (e.g., Setup, Development, Customization, or Integration Services)

●	Evaluation of Distinctness: Similar to the first scenario, while the customer can benefit from the software or IT application products on their own or with other resources, the IT professional services (e.g., customization or integration) are not distinct within the context of the contract. These services significantly modify or customize the software to meet the customer’s specific needs, making the promise to deliver software and IT professional services a combined performance obligation.
●	Revenue Recognition: Revenue is recognized at the point in time when control of both the software and related services is transferred to the customer, as evidenced by a signed Customer Acceptance Form.

3. Sale of Hardware, Software, and IT Application Products with IT Professional Services

●	Evaluation of Distinctness: The Company evaluates whether each good or service is distinct in the context of the contract. For these combinations, the hardware, software, and IT professional services are highly interdependent and interrelated, as the services significantly customize or integrate the hardware and software. As a result, the promises are combined into a single performance obligation.
●	Revenue Recognition: Revenue is recognized at the point in time when control of the combined solution is transferred to the customer, typically upon completion and customer acceptance.

4. Sale of Software and IT Application Products with Maintenance and Support Services

●	Evaluation of Distinctness: The Company assesses whether the software licenses and maintenance/support services are distinct within the context of the contract. The customer can benefit from the software or IT application licenses on their own, and the promise to provide maintenance or support services is separately identifiable. However, based on management’s assessment, the maintenance and support services are immaterial to the total transaction price and do not significantly affect the timing or amount of revenue recognized. As a result, the software licenses and maintenance/support services are treated as a single performance obligation.
●	Revenue Recognition: Revenue for the combined performance obligation is recognized at a point in time when control of the software license is transferred to the customer, typically upon delivery or activation.

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Variable Consideration

The Company estimates variable consideration, including potential refunds, penalties, or performance bonuses, using the expected value or most likely amount method, depending on which better predicts the amount of consideration to which the Company will be entitled. The Company recognizes revenue only to the extent that it is probable that a significant reversal of cumulative revenue will not occur. For the six months ended June 30, 2023 and 2024, the Company did not have any contracts with variable consideration, and no adjustments to the transaction price were necessary after initial recognition.

Principal versus Agent Considerations

In evaluating whether the Company is acting as a principal or an agent in its contracts, we considered the guidance in ASC 606-10-55-36 through 55-40. This evaluation focused on identifying the specified goods or services promised to the customer and assessing whether the Company obtains control of these goods or services before they are transferred to the customer.

The Company’s IT solutions involve services, hardware, software, and IT application products. In these contracts, the Company provides a bundle of goods and services necessary to fulfil the performance obligations. While certain components of the solution, such as hardware and software, may be sourced from third-party providers, the Company directs and integrates these inputs into a cohesive IT solution that meets the customer’s needs.

Specifically:

1. Control of Goods and Services:

The Company takes control of the services, hardware, software, and IT application products prior to their delivery to the customer. This is evidenced by the Company’s ability to direct the use of these goods and services and to obtain the benefits from them before transfer.

The Company assumes inventory risk for these goods, either upon receipt from the third-party provider or during their customization or bundling into the overall IT solution.

2. Primary Responsibility for Fulfilment:

The Company is responsible for ensuring the customer receives the specified solution, including resolving any issues with the delivery or functionality of the underlying services, hardware, software, and applications. This indicates that the Company is accountable for the overall performance of the arrangement.

3. Pricing Discretion:

The Company determines the pricing for the bundled solution, further supporting its role as principal.

Although the Company partners with cloud and technology service providers and outsources certain components to third-party providers, these third parties act as subcontractors or suppliers within the Company’s broader performance obligation. The Company does not merely arrange for the third parties to provide goods or services directly to the customer.

Based on the above, the Company concluded that it acts as the principal in these transactions because it controls the specified goods and services before transferring them to the customer.

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The following table sets forth a breakdown of our revenues, in absolute amounts and percentages of total revenues for the six months ended June 30, 2023 and 2024:

	For the Six Months Ended June 30,
	2023		2024
	HK$	%	HK$	US$ (Note 2(e))%
	(Unaudited)		(Unaudited)	(Unaudited)
Revenue from Products:
Contracts with Multiple Performance Obligations*:
- Sale of Software and IT Application Products with Maintenance and Support Services	8,043,073	9.0	7,602,187	974,639	7.7
Sale of Hardware Products	572,678	0.6	200,903	25,757	0.2
	8,615,751	9.6	7,803,090	1,000,396	7.9
Revenue from Services:
Contracts with Multiple Performance Obligations*:
- Sale of Hardware with IT Professional Services	42,326,212	47.6	36,944,835	4,736,517	37.6
- Sale of Software and IT Application products with IT Professional Services	33,169,517	37.3	47,822,064	6,131,034	48.7
IT Professional Services	3,412,821	3.8	3,233,871	414,599	3.3
Maintenance and Support Services	1,488,923	1.7	2,489,537	319,172	2.5
	80,397,473	90.4	90,490,307	11,601,322	92.1
Total revenues	89,013,224	100	98,293,397	12,601,718	100

* Revenue Recognition for Contracts with Non-Distinct Obligations

Contracts with customers often include a combination of goods (e.g., hardware, software) and services (e.g., IT professional services, integration, maintenance). When the goods and services in a contract are highly interdependent and interrelated, they are treated as a single performance obligation in accordance with ASC 606-10-25-21.

The total transaction price for such contracts is recognized as revenue at the point in time when control of the combined performance obligation transfers to the customer, typically upon customer acceptance. Due to the integrated nature of the deliverables, the Company cannot allocate revenue to individual components such as hardware, software, or services. Instead, revenue is categorized based on the predominant characteristic of the combined deliverable.

The following table summarizes disaggregated revenue from contracts with customers by timing of revenue:

	For the Six Months Ended June 30,
	2023		2024
	HK$	%	HK$	US$ (Note 2(e))%
	(Unaudited)		(Unaudited)	(Unaudited)
Revenue recognized at point in time
Sale of Hardware Products	572,678	0.6	200,903	25,757	0.2
IT Professional Services	3,316,725	3.7	3,137,229	402,209	3.2
Contracts with Multiple Performance Obligations	83,538,803	93.9	92,389,239	11,844,774	94.0
	87,428,206	98.2	95,727,371	12,272,740	97.4
Revenue recognized over-time
Maintenance and Support Services	1,488,923	1.7	2,438,783	312,665	2.5
IT Professional Services	96,095	0.1	127,243	16,313	0.1
	1,585,018	1.8	2,566,026	328,978	2.6
Total revenues	89,013,224	100	98,293,397	12,601,718	100

The details of deferred revenue (contract liabilities) are as follows:

	As of December 31, 2023		As of June 30, 2024
	HK$	%	HK$	US$ (Note 2(e))%
			(Unaudited)	(Unaudited)
Maintenance and Support Services	151,973	0.8	81,090	10,396	1.9
IT Professional Services	2,416,233	13.0	-	-	0.0
Contracts with Multiple Performance Obligations	16,017,586	86.2	4,195,915	537,938	98.1
	18,585,792	100	4,277,005	548,334	100

F-53

The details of unbilled receivables (contract assets) are as follows:

	As of December 31, 2023		As of June 30, 2024
	HK$	%	HK$	US$ (Note 2(e))%
			(Unaudited)	(Unaudited)
Maintenance and Support Services	1,878,008	95.6	77,327	9,914	6.1
IT Professional Services	76,948	3.9	19,686	2,524	1.6
Contracts with Multiple Performance Obligations	9,706	0.5	1,162,791	149,075	92.3
	1,964,662	100	1,259,804	161,513	100

(o) Cost of revenues

Cost of revenues includes direct costs associated with the delivery of the Company’s services and products. These costs primarily consist of:

●	Subcontracting fees, which include amounts paid to third-party vendors and service providers for project-related services;
●	Hardware costs, which represent the direct cost of hardware sold to customers as part of the Company’s service offerings;
●	Software licenses and IT application licenses, which include the costs of licenses procured from third-party vendors and resold or utilized in providing services to customers.

Costs are recognized in the same period as the corresponding revenues are recognized under ASC 606 (Revenue from Contracts with Customers) to ensure that costs are matched with the associated performance obligations. The Company allocates costs to performance obligations in proportion to the revenues recognized, ensuring that costs are accurately matched to the period in which the corresponding revenues are recognized.

Cost of revenues also includes any direct labour costs attributable to the delivery of services and the implementation of hardware, software, and IT solutions. These labour costs include salaries and benefits for employees directly involved in service delivery.

The following table sets forth a breakdown of our costs of revenues, in absolute amounts and percentages of total revenues for the six months ended June 30, 2023 and 2024:

	For the Six Months Ended June 30,
	2023		2024
	HK$	%	HK$	US$ (Note 2(e))%
Cost of Products:
- Hardware	40,600,734	51.6	32,995,211	4,230,155	38.4
- software license and IT application license	32,484,797	41.3	43,546,784	5,582,921	50.7
	73,085,531	92.9	76,541,995	9,813,076	89.1
Cost of Services:
- Subcontracting fees	5,548,668	7.1	9,343,008	1,197,822	10.9
	5,548,668	7.1	9,343,008	1,197,822	10.9
Total cost of revenues	78,634,199	100	85,885,003	11,010,898	100

(p) Selling and marketing expenses

Selling and marketing expenses include direct and indirect costs incurred in connection with promoting and selling the Company’s products and services. These expenses primarily consist of:

●	Marketing service fees paid to third-party vendors for advertising, promotions, and other marketing activities;
●	Commissions paid to staffs and third parties based on sales performance and achievement of sales targets;
●	Salaries, benefits, and bonuses for in-house sales and marketing personnel involved in selling the Company’s products and services;
●	Advertising and promotional costs, including media buys, events, and sponsorships.

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Selling and marketing expenses are recognized as incurred, consistent with the period in which the related services are rendered or the corresponding revenue is recognized. Commissions paid to staffs and third parties are recognized as an expense when the related revenue is recognized unless they qualify for capitalization under ASC 340-40. If commissions are capitalized, they are amortized over the period in which the related performance obligations are satisfied. For the six months ended June 30, 2023, and 2024, the Company did not pay any renewal commissions.

If renewal commissions are paid in the future, they will be assessed to determine whether they are commensurate with the initial commissions. If they are commensurate, they will be capitalized and amortized over the renewal period. If they are not commensurate, the amortization period for initial commissions will reflect the combined benefit period of the initial contract and the expected renewals, consistent with ASC 340-40-35-1.

The Company regularly evaluates the effectiveness of its marketing strategies and sales channels, ensuring that selling and marketing expenses are aligned with the Company’s overall business objectives.

(q) General and administrative expenses

General and administrative expenses primarily consist of salaries, bonuses, and benefits for employees involved in general corporate functions, such as finance, human resources, legal, and executive management. These expenses also include depreciation and amortization related to assets used in corporate activities, legal and professional service fees, office expenses, insurance premiums, short-term rental costs for office spaces, and other administrative costs.

General and administrative expenses are recognized as incurred, in accordance with the matching principle, ensuring that expenses are recorded in the same period as the related revenues or activities. Depreciation and amortization expenses are recognized based on the estimated useful lives of the related assets and in accordance with the Company’s depreciation and amortization policies.

Other costs classified as general and administrative expenses include:

●	Office supplies
●	Utilities
●	Travel and entertainment expenses related to corporate functions
●	Insurance premiums
●	Software subscriptions used for general corporate purposes

Short-term rental costs are accounted for in accordance with ASC 842 (Leases). All general and administrative expenses are reviewed periodically to ensure they reflect the current needs and activities of the Company.

(r) Employee benefits

The Company’s full-time employees in Hong Kong participate in a government-mandated defined contribution plan, known as the Mandatory Provident Fund (“MPF”). Under the MPF system, the Company makes contributions based on a statutory percentage of the employees’ salaries, up to a maximum contribution of HK$1,500 (US$192) per month per employee. Employees are also required to make matching contributions to their MPF accounts.

The Company recognizes MPF contributions as an expense in the period in which the related employee services are rendered, in accordance with ASC 715 (Compensation—Retirement Benefits). Contributions are made monthly and are fully vested to the employees at the time of contribution. The Company has no further legal or constructive obligations beyond the contributions made under this defined contribution plan.

All full-time employees are eligible to participate in the MPF plan upon commencing employment. The Company regularly reviews its compliance with the applicable Hong Kong laws and regulations regarding employee retirement benefits.

F-55

(s) Taxation

Income Taxes

Current income taxes are provided on the basis of income/(loss) for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using the assets and liabilities method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statement of operations and comprehensive income in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more-likely-than-not that some portion of, or all of the deferred tax assets will not be realized.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company considers positive and negative evidence when determining whether a portion or all of its deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry-forward periods, its experience with tax attributes expiring unused, and its tax planning strategies. The ultimate realization of deferred tax assets is dependent upon its ability to generate sufficient future taxable income within the carry-forward periods provided for in the tax law and during the periods in which the temporary differences become deductible. When assessing the realization of deferred tax assets, the Company considers possible sources of taxable income including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carry-forwards, (iii) future taxable income arising from implementing tax planning strategies, and (iv) specific known trend of profits expected to be reflected within the industry.

Uncertain tax positions

The Company applies the provisions of ASC topic 740 (“ASC 740”), Accounting for Income Taxes, to account for uncertainty in income taxes. ASC 740 prescribes a recognition threshold a tax position is required to meet before being recognized in the consolidated financial statements. The benefit of a tax position is recognized if a tax return position or future tax position is “more likely than not” to be sustained under examination based solely on the technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold is measured, using a cumulative probability approach, at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The estimated liability for unrecognized tax benefits is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and or developments with respect to tax audits, and the expiration of the statute of limitations. Additionally, in future periods, changes in facts and circumstances, and new information may require the Company to adjust the recognition and measurement of estimates with regards to changes in individual tax position. Changes in recognition and measurement of estimates are recognized in the period in which the change occurs.

The Company did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its statements of operations and comprehensive income for the six months ended June 30, 2023 and 2024, respectively. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

(t) Comprehensive income

The Company has adopted FASB Accounting Standard Codification Topic 220 (“ASC 220”) “Comprehensive income”, which establishes standards for reporting and the presentation of comprehensive income (loss), its components and accumulated balances.

There was no other comprehensive loss for the six months ended June 30, 2023 and 2024, respectively.

F-56

(u) Leases

The Company accounts for leases under ASC Topic 842, Leases. At the inception of a contract, the Company determines whether the arrangement contains a lease by evaluating whether the Company obtains the right to control the use of an identified asset for a period in exchange for consideration.

Right-of-use assets and lease liabilities are recognized at the commencement date of the lease. Lease liabilities are initially measured at the present value of the unpaid lease payments, discounted using the interest rate implicit in the lease, if readily determinable. If the implicit rate is not available, the Company uses its incremental borrowing rate, which is determined based on the rate of interest that the Company would have to pay to borrow on a collateralized basis over a similar term for an amount equal to the lease payments in a similar economic environment.

The right-of-use asset is initially measured at cost, which includes the amount of the initial lease liability, adjusted for any lease incentives received, initial direct costs incurred, and lease payments made prior to commencement. Right-of-use assets are recognized in the Company’s consolidated balance sheet within “right-of-use assets,” and operating lease liabilities are included within “lease liabilities.”

The Company reviews right-of-use assets for impairment in accordance with the impairment guidance under ASC 360, Property, Plant, and Equipment (“ASC 360”). All right-of-use assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. No impairment was recognized for the six months ended June 30, 2023 and 2024.

The Company classifies leases as either operating or finance leases at lease inception. Operating leases are recognized in the consolidated balance sheet and expensed over the lease term on a straight-line basis. Finance leases result in the recognition of both interest expense and amortization of the right-of-use asset over the lease term.

Lease liabilities are remeasured when there is a change in the lease term, a change in the assessment of an option to purchase the underlying asset, or if there is a modification to the terms of the lease. Adjustments to lease liabilities are reflected in corresponding changes to the right-of-use asset.

Short-term leases (with lease terms of 12 months or less) and leases with variable payments are not recognized as lease liabilities. Instead, lease expenses for these leases are recognized on a straight-line basis over the lease term.

The Company discloses the terms and assumptions related to leases, including lease maturities, discount rates, and the timing of lease payments, in the notes to the consolidated financial statements, in accordance with ASC 842.

(v) Related party transaction

A related party is generally defined as (i) any person and or their immediate family hold 10% or more of the company’s securities (ii) the Company’s management and or their immediate family, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Company, or (iv) anyone who can significantly influence the financial and operating decisions of the Company. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related parties may be individuals or corporate entities.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated.

(w) Segment reporting

ASC 280, Segment Reporting, (“ASC 280”), establishes standards for companies to report in their financial statement information about operating segments, products, services, geographic areas, and major customers.

F-57

The Company operates as a single reportable segment as defined by ASC 280, with the Chief Operating Decision Maker (CODM), identified as the Chief Executive Officer, reviewing consolidated results for the purpose of allocating resources and assessing performance.

Geographic Information

The Company generates revenue from customers located in its country of domicile, Hong Kong, and from customers in other regions. Revenues are attributed to geographic regions based on the location of the customers. The following table presents revenues from external customers by geographic area for six months ended June 30, 2023 and 2024:

The following table summarizes disaggregated revenue from contracts with customers by geographic areas:

	For the Six Months Ended June 30,
	2023		2024
	HK$	%	HK$	US$ (Note 2(e))%
Hong Kong	83,013,666	93.3	74,240,730	9,518,043	75.5
Singapore	5,804,335	6.5	21,562,565	2,764,432	21.9
Others, including Philippines and Macau	195,223	0.2	2,490,102	319,243	2.6
	89,013,224	100	98,293,397	12,601,718	100

(x) Recent accounting pronouncements

ASC 326 (Credit Losses): In May 2019, the Financial Accounting Standards Board (“FASB”) issued ASU 2019-05 as an update to ASU 2016-13, Financial Instruments — Credit Losses (Topic 326). ASU 2016-13 introduced the expected credit losses methodology for measuring credit losses on financial assets measured at amortized cost, replacing the incurred loss model. This update also modified the accounting for available-for-sale debt securities, requiring individual assessment of credit losses when the fair value is less than the amortized cost. The Company irrevocably elected the fair value option for certain financial assets to align with the transition relief provided by ASU 2019-05. The Company adopted this standard effective April 1, 2022, for annual and interim reporting periods beginning January 1, 2023, in line with the delayed effective date for non-public entities as provided by ASU 2019-10. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

ASC 280 (Segment Reporting): In November 2023, FASB issued ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures”. The amended guidance requires incremental reportable segment disclosures, primarily about significant segment expenses. The amendments also require entities with a single reportable segment to provide all disclosures required by these amendments, and all existing segment disclosures. The amendments will be applied retrospectively to all prior periods presented in the consolidated financial statements and is effective for fiscal years beginning after December 15, 2023, and interim periods in fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is currently in the process of evaluating the impact this amended guidance may have on the footnotes to its consolidated financial statements

ASC 740 (Income Taxes): In December 2023, FASB issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures.” This update requires additional quantitative and qualitative disclosures about income taxes to provide financial statement users with greater transparency regarding an entity’s tax risk and tax planning strategies. The ASU is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company plans to adopt this guidance effective January 1, 2025, and does not anticipate any material impact on its consolidated financial statements.

In December 2019, FASB issued ASU 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes.” This update simplifies various areas of accounting for income taxes, including removing certain exceptions under ASC 740 and simplifying the accounting for franchise taxes partially based on income. The Company adopted ASU 2019-12 effective April 1, 2021, and applied the amendments as required either retrospectively or prospectively, based on the specific provision. The adoption of this ASU did not have a material impact on the Company’s consolidated financial statements.

In July 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amendments in ASU 2023-07 improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses, The amendments in ASU 2023-07 improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyses. The amendments are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The adoption of this guidance did not have a material impact on its financial position, results of operations and cash flows.

F-58

In November 2023, the FASB issued guidance to enhance disclosure of expenses of a public entity’s reportable segments. The new guidance requires a public entity to disclose: (1) on an annual and interim basis, significant segment expenses that are regularly provided to the chief operating decision maker (CODM) and included within each reported measure of segment profit or loss, (2) on an annual and interim basis, an amount for other segment items (the difference between segment revenue less the significant expenses disclosed under the significant expense principle and each reported measure of segment profit or loss), including a description of its composition, (3) on an annual and interim basis, information about a reportable segment’s profit or loss and assets previously required to be disclosed only on an annual basis, and (4) the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and how to allocate resources. The new guidance also clarifies that if the CODM uses more than one measure of a segment’s profit or loss, one or more of those measures may be reported and requires that a public entity that has a single reportable segment provide all the disclosures required by the amendments in this update and all existing segment disclosures. The guidance is effective for the current fiscal year 2024 annual reporting, and in the first quarter of 2025 for interim period reporting, with early adoption permitted. Upon adoption, this guidance should be applied retrospectively to all prior periods presented. We do not expect the adoption of this accounting standard to have an impact on our Consolidated Financial Statements.

In December 2023, the FASB issued guidance to enhance transparency of income tax disclosures, On an annual basis the new guidance requires a public entity to disclose: (1) specific categories in the rate reconciliation, (2) additional information for reconciling items that are equal to or greater than 5% of the amount computed by multiplying income(or loss) from continuing operations before income tax expense (or benefit) by the applicable statutory income tax rate, (3) income taxes paid (net of refunds received) disaggregated by federal (national), state, and foreign taxes, with foreign taxes disaggregated by individual jurisdictions in which income taxes paid is equal to or greater than 5% of total income taxes paid, (4) income (or loss) from continuing operations before income tax expense (or benefit)disaggregated between domestic and foreign, and (5) income tax expense (or benefit) from continuing operations disaggregated between federal (national), state and foreign. The guidance is effective for fiscal year 2025 annual reporting, with early adoption permitted, to be applied on a prospective basis, with retrospective application permitted. We do not expect the adoption of this accounting standard to have an impact on our Consolidated Financial Statements but will require certain additional disclosures.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

3. CONCENTRATION OF RISKS

(a) Political, social and economic risks

The main operations of the Company are located in Hong Kong. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in Hong Kong, as well as by the general state of the economy in Hong Kong. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in Hong Kong. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, such experience may not be indicative of future results.

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt the Company’s operations.

(b) Interest rate risk

The Company is exposed to interest rate risk on its interest-bearing assets and liabilities. As part of its asset and liability risk management, the Company reviews and takes appropriate steps to manage its interest rate exposure on its interest-bearing assets and liabilities. The Company has not been exposed to material risks due to changes in market interest rates and has not used any derivative financial instruments to manage the interest risk exposure during the years presented.

F-59

(c) Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable, unbilled receivables, amounts due from related parties and other current assets. As of December 31, 2023 and June 30, 2024, approximately HK$9,873,451 and HK$11,409,950 (US$1,462,814) were deposited with financial institutions located in Hong Kong, respectively. In accordance with the relevant regulations in Hong Kong, the maximum insured bank deposit amount is HK$500,000 for each financial institution. The bank deposit amounts of the Company that are were not covered by the insurance were approximately HK$9,373,451 and HK$10,909,950 (US$1,398,712) as of the December 31, 2023 and June 30, 2024 respectively. While the Company believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

The Company is also exposed to risk from its accounts receivable, unbilled receivables, amounts due from related companies and other current assets. These assets are subject to credit evaluations. An allowance has been made for estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

(d) Concentration risk

There were two and four customers from whom revenues individually represent greater than 10% of the total revenues of the Company for the six months ended June 30, 2023 and 2024, respectively. The total sales to these customers accounted for approximately 68.6% and 58.3% of total revenues for the six months ended June 30, 2023 and 2024, respectively. There were two and two customers from whom receivables individually represent greater than 10% of the total gross accounts receivable of the Company as of December 31, 2023 and June 30, 2024 respectively. The total receivables from these customers accounted for approximately 31.5% and 33.6% of the Company’s accounts receivable as of December 31, 2023 and June 30, 2024 respectively.

The following customers accounted for 10% or more of revenue for the six months ended June 30, 2023 and 2024:

	For the Six Months Ended June 30,
	2023		2024
	HK$	%	HK$	%
	(Unaudited)		(Unaudited)
Company A	-	-	14,820,196	15.1
Company M	35,806,384	40.2	13,535,574	13.8
Company S	25,300,000	28.4	9,885,000	10.1
Company C	-	-	18,993,000	19.3

The following customers accounted for 10% or more of the Company’s gross accounts receivable as of December 31, 2023 and June 30, 2024:

	As of December 31, 2023		As of June 30, 2024
	HK$	%	HK$	%
			(Unaudited)
Company A	2,752,597	17.0	3,027,097	19.8
Company C	2,340,000	14.5	-	-
Company B	-	-	2,141,100	13.8

There were two and three suppliers from whom purchases, or service costs individually represent greater than 10% of the total cost of revenue of the Company for the six months ended June 30, 2023 and 2024, respectively. The total cost of revenue from these suppliers accounted for approximately 72.5% and 88.1% of the Company’s total cost of revenue for the six months ended June 30, 2023 and 2024, respectively. There were three and two suppliers from whom payables individually represent greater than 10% of the total accounts payable of the Company as of December 31, 2023 and June 30, 2024 respectively. The total accounts payable from these suppliers accounted for approximately 93.8% and 89.3% of the Company’s accounts payable as of December 31, 2023 and June 30, 2024 respectively.

F-60

The following supplier accounted for 10% or more of cost of revenue for the six months ended June 30, 2023 and 2024:

	For the Six Months Ended June 30,
	2023			2024
	HK$	%		HK$	%
	(Unaudited)			(Unaudited)
Company D	6,883,823	8.8	*	11,753,021	13.7
Company I	29,967,148	38.1		21,817,194	25.4
Company T	27,085,532	34.4		42,082,857	49.0

The following suppliers accounted for 10% or more of the Company’s accounts payable as of December 31, 2023 and June 30, 2024:

	As of December 31, 2023		As of June 30, 2024
	HK$	%	HK$	%
			(Unaudited)
Company D	2,424,442	34.2	250,000	7.2	*
Company I	999,076	14.1	1,010,221	29.2
Company T	3,219,804	45.5	2,076,299	60.1

* Represents less than 10%

4. ACCOUNTS RECEIVABLE, NET

The following table provides a summary of the Company’s accounts receivable and the allowance for expected credit losses as of December 31, 2023 and June 30, 2024:

	As of December 31, 2023	As of June 30, 2024
	HK$	HK$	US$ (Note 2(e))
		(Unaudited)	(Unaudited)
Accounts receivable	16,178,935	15,530,512	1,991,091
Less: allowance for the expected credit losses	(493,720)	(723,248)	(92,724)
Net accounts receivable	15,685,215	14,807,264	1,898,367

Movement in the Allowance for Expected Credit Losses

The movement in the allowance for expected credit losses for the six months ended June 30, 2023 and 2024 is as follows:

	As of December 31, 2023	As of June 30, 2024
	HK$	HK$	US$ (Note 2(e))
		(Unaudited)	(Unaudited)
Beginning balance	842,674	493,720	63,297
(Reversal) / Addition	(348,954)	229,528	29,427
Ending balance	493,720	723,248	92,724

The Company utilizes a portfolio analysis approach to estimate the allowance for expected credit losses, grouping accounts receivable into pools based on shared risk characteristics such as customer type, geographic location, industry, and historical payment patterns. The allowance for expected credit losses is determined using historical loss rates, adjusted for current conditions and reasonable, supportable forward-looking information, including macroeconomic factors such as industry trends, market volatility, and the broader economic environment.

F-61

The Company monitors credit risk on a portfolio basis and evaluates the adequacy of the allowance for expected credit losses on a quarterly basis. Any adjustments to the allowance are based on the overall risk profile of the portfolios and reflect management’s best estimate of potential credit losses.

5. UNBILLED RECEIVABES (CONTRACT ASSETS) AND DEFERRED REVENUE (CONTRACT LIABILITIES)

The following table summarizes the balances of contract assets and the movement during the periods presented:

	As of December 31, 2023	As of June 30, 2024
	HK$	HK$	US$ (Note 2(e))
		(Unaudited)	(Unaudited)
Unbilled receivables (Contract assets):
Balance at beginning of the year / period	537,450	1,964,662	251,880
Additions	1,964,662	1,259,804	161,513
Less: progress billings	(537,450)	(1,964,662)	(251,880)
Balance at end of year / period	1,964,662	1,259,804	161,513

Contract assets represent the Company’s right to consideration for work performed but not yet billed as of the reporting date. Contract assets arise when the Company performs services or delivers goods in advance of billing the customer and are transferred to receivables when the right to consideration becomes unconditional, typically upon reaching specified milestones or the billing phase stipulated in the contract.

For the year ended December 31, 2023, the Company’s contract assets totalled HK$1,964,662, all of which were transferred to accounts receivable during the six months ended June 30, 2024. As of June 30, 2024, contract assets totalled HK$1,249,804 (US$161,513). The Company expects that this balance will be transferred to accounts receivable during the year ending December 31, 2024, once the associated performance obligations are completed and billing milestones are reached.

	As of December 31, 2023	As of June 30, 2024
	HK$	HK$	US$ (Note 2(e))
		(Unaudited)	(Unaudited)
Deferred revenue (Contract liabilities):
Balance at beginning of the year / period	7,790,830	18,585,792	2,382,794
Additions	150,177,340	82,766,958	10,611,148
Revenue recognized during the year / period	(139,382,378)	(97,075,745)	(12,445,608)
Balance at end of year / period	18,585,792	4,277,005	548,334

	As of December 31, 2023	As of June 30, 2024
	HK$	HK$	US$ (Note 2(e))
		(Unaudited)	(Unaudited)
Deferred revenue (Contract liabilities), current portion	18,575,792	4,274,505	548,013
Deferred revenue (Contract liabilities), non-current portion	10,000	2,500	321
	18,585,792	4,277,005	548,334

Contract liabilities consist of deferred revenue, which represents billings or cash received in advance of revenue recognition for services that have yet to be performed or for performance obligations that have yet to be satisfied. Deferred revenue is recognized as revenue once the Company satisfies the performance obligations under the contract, which typically involves the delivery of services, or the achievement of specific milestones outlined in the contract.

F-62

As of December 31, 2023, the contract liabilities balance was HK$18,585,792, and HK$18,561,713 out of the balance were recognized as revenue during the six months ended June 30, 2024. As of June 30, 2024, contract liabilities totalled HK$4,277,005 (US$548,334). Of this balance, HK$4,263,721 (US$546,631) is expected to be recognized as revenue during the year ending December 31, 2024, upon the satisfaction of the associated performance obligations.

The Company’s contract liabilities primarily relate to advance billings for ongoing service contracts, including managed IT services, support and maintenance, and IT infrastructure solutions, where payment is received before services are rendered. For these contracts, the Company recognizes revenue over time as performance obligations are satisfied, typically based on either the passage of time or milestones achieved.

Deferred revenue is recognized as revenue when the following criteria are met:

1.	Performance obligations are satisfied over time or upon the achievement of defined milestones.
2.	Revenue is recognized over the contract term for service contracts, or at a point in time when a significant milestone is reached.

The timing of revenue recognition depends on the specific contract terms and may vary based on the type of service provided and the method of measuring progress, such as output methods (e.g., deliverables completed).

Revenue to be Recognized in Future Periods

As of June 30, 2024, the Company expects to recognize most of its contract liabilities as revenue during the year ending December 31, 2024, as performance obligations are fulfilled. However, the actual timing of revenue recognition may be impacted by factors such as changes in customer requirements, delays in project execution, or other uncertainties. The Company regularly assesses its contract liabilities and adjusts revenue recognition estimates as necessary.

6. PREPAYMENT AND OTHER CURRENT ASSETS, NET AND OTHER NON-CURRENT ASSETS, NET

Prepayment and other current assets, net consisted of the following as of December 31, 2023 and June 30, 2024:

	As of December 31, 2023	As of June 30, 2024
	HK$	HK$	US$ (Note 2(e))
		(Unaudited)	(Unaudited)
Prepayment and other current assets, net
Advances to suppliers (i)	11,593,320	-	-
Other deposit	3,850	3,850	494
	11,597,170	3,850	494

Other non-current assets, net consisted of the following as of December 31, 2023 and June 30, 2024:

	As of December 31, 2023	As of June 30, 2024
	HK$	HK$	US$ (Note 2(e))
		(Unaudited)	(Unaudited)
Other non-current assets, net
Rental deposits (ii)	122,412	122,412	15,693

i.	Advances to suppliers represent prepayments made by the Company for hardware costs, software and IT application license costs, and service subcontracting fees. These prepayments are made in the normal course of business to secure the timely delivery of products and services necessary for the Company’s operations.

●	As of December 31, 2023, the Company’s advances to suppliers of HK$11,593,320 (US$1,486,323) was primarily attributable to prepayments made in connection with large-scale IT infrastructure and software implementation projects scheduled for completion in 2024. These amounts were recognized as cost of revenue during the six months ended June 30, 2024.

F-63

Risk Management of Advances to Suppliers: The Company monitors the creditworthiness of its suppliers to mitigate the risk of non-performance or delays. Management reviews the advances to suppliers regularly to assess any potential impairment and has determined that no allowance for credit losses was necessary as of December 31, 2023 and June 30, 2024.

ii.	Rental deposits are deposits paid to secure office space leases related to the renewal of a two-year lease agreement in December 2023 for the Company’s headquarters.

Impairment Considerations: The Company assesses prepaid expenses and deposits for potential impairment at each reporting date. As of December 31, 2023 and June 30, 2024, no impairments were recognized for advances to suppliers, rental deposits, or other deposits.

7. RELATED PARTY TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Company as of December 31, 2023 and June 30, 2024:

Names of the related parties	Relationship with the Company
Leading Digital Supply Limited	50% owned by Yee Kar Wing; Director until July 2, 2024
Primex Technology Limited	50% owned by Yee Kar Wing; Director
Yee Kar Wing	Shareholder, Director, and CEO of the Company
Hui Wai Ming	Shareholder and COO of the Company

(a) Amounts due from / (to) related parties

	As of December 31, 2023	As of June 30, 2024
	HK$	HK$	US$ (Note 2(e))
		(Unaudited)	(Unaudited)
Leading Digital Supply Limited(i)	9,800	9,800	1,256
Primex Technology Limited(i)	75,924	102,924	13,196
Total amounts due from related parties - trade	85,724	112,724	14,452
Less: Allowance for expected credit losses	(7,684)	(14,727)	(1,888)
Total amounts due from related parties – trade, net	78,040	97,997	12,564

Yee Kar Wing(ii)	(5,276,517)	(11,987)	(1,537)
Hui Wai Ming(ii)	(3,732,147)	(3,532,147)	(452,839)
Total amounts due to related parties – non trade	(9,008,664)	(3,544,134)	(454,376)

(b) Related party transactions

	For the Six Months Ended June 30,
	2023	2024
	HK$	HK$	US$ (Note 2(e))
	(Unaudited)	(Unaudited)	(Unaudited)
Service rendered to Leading Digital Supply Limited	512,800	-	-
Service rendered to Primex Technology Limited	27,000	27,000	2,885
Dividend paid to Yee Kar Wing(ii)	-	5,264,530	674,939
Dividend paid to Hui Wai Ming(ii)	-	200,000	25,641

F-64

Terms of Transactions with Related Parties

The transactions with related parties are conducted on terms that, in management’s opinion, approximate arm’s length transactions. The pricing for services provided and goods sold to related parties is based on market rates for similar transactions with third parties. However, due to the nature of related party relationships, these transactions may not be at the same terms that would be available in an open market.

(i)	The amounts due from Leading Digital Supply Limited and Primex Technology Limited represent receivables for IT infrastructure solutions and managed support services provided by the Company. These balances are subject to credit risk, and allowances for expected credit losses of HK$6,467 and HK$7,043 (US$903) were recognized for the year ended December 31, 2023, and six months ended June 30, 2024, respectively.

(ii)	The amounts due from Yee Kar Wing and Hui Wai Ming are unsecured, interest-free, and without a fixed repayment term. These amounts reflect advances provided to the shareholders for operational purposes. While no allowance for credit losses was recognized for these balances, management monitors these amounts closely and has assessed them as fully collectible based on the financial capacity and ongoing involvement of the related parties with the Company. Any significant changes in the financial standing of the related parties may result in a reassessment of the credit risk associated with these balances.

(iii)	On December 31, 2023, Sereno declared a dividend of HK$17,500,000 to Vigorous. In accordance with a written instruction of the Vigorous, the dividend will be paid directly to Yee Kar Wing and Hui Wai Ming, the ultimate shareholders of Vigorous. The transaction was fully authorized by the Board of Directors and documented in a board resolution. As of June 30, 2024, the amount of unpaid dividend to Mr. Yee Kar Wing and Mr. Hui Wai Ming were HK$12,494 and HK$3,532,420 respectively.

8. LEASES

The Company leases office space from third parties under non-cancellable operating lease agreements. The Company determines if an arrangement is, or contains, a lease at the inception of the contract based on the terms of the agreement and whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Right-of-use (ROU) assets and corresponding lease liabilities are recognized at the lease commencement date based on the present value of future lease payments over the lease term.

As the lease agreements do not specify an implicit rate, the Company used its incremental borrowing rate at the commencement date to determine the present value of lease payments. The incremental borrowing rate was estimated using market rates available for similar instruments with similar terms, adjusted for the Company’s credit risk and the lease term. The weighted average discount rate for operating leases as of June 30, 2024, was 5.875%.

The Company’s lease agreements do not contain any material guarantees or restrictive covenants, and the Company has no finance leases or sublease activities as of June 30, 2024.

The Company elected the short-term lease exemption under ASC 842 for certain lease arrangements that have a lease term of 12 months or less and do not contain purchase options. The Company expenses these short-term leases on a straight-line basis over the lease term and does not recognize ROU assets or lease liabilities on the consolidated balance sheet for these leases.

F-65

The following table summarizes the supplemental consolidated balance sheet information related to operating leases as of December 31, 2023 and June 30, 2024:

	As of December 31, 2023	As of June 30, 2024
	HK$	HK$	US$ (Note 2(e))
		(Unaudited)	(Unaudited)
Operating lease right-of-use assets, net	443,423	332,384	42,613
Operating lease liabilities, current	225,293	231,818	29,720
Operating lease liabilities, non-current	218,130	100,566	12,893
Weighted average remaining lease terms – operating lease (months)	23	17	17
Weighted average discount rate – operating lease	5.875%	5.875%	5.875%

The following table summarizes the cash flow and expense information related to operating leases for the six months ended June 30, 2023, and 2024:

	For the Six Months Ended June 30,
	2023	2024
	HK$	HK$	US$ (Note 2(e))
		(Unaudited)	(Unaudited)
Cash paid for amounts included in the measurement of lease liabilities:
Operating cashflows used in operating lease	117,378	111,039	14,236
Operating lease expense(i)	121,503	122,412	15,694

(i)	The Company also has another short-term lease arrangement without a formal contract or specific end date. This lease commenced in January 2022 and carries a monthly expense of HK$15,000. The total short-term lease expense for the six months ended 30 June, 2023, and 2024, was HK$90,000 and HK$90,000 (US$11,538), respectively, which was charged to general and administrative expenses.

Maturity of Lease Liabilities

The following table summarizes the maturity analysis of the Company’s undiscounted cash flows for operating leases as of June 30, 2024:

As of June 30, 2024
HK$
(Unaudited)
Within 1 year	244,824
1 to 2 years	102,010
Total undiscounted lease payment	346,834
less: imputed interest	(14,450)
Total lease liabilities	332,384

The Company’s leases do not contain any significant renewal options, escalation clauses or purchase options.

F-66

9. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following as of December 31, 2023 and June 30, 2024:

	As of December 31, 2023	As of June 30, 2024
	HK$	HK$	US$ (Note 2(e))
		(Unaudited)	(Unaudited)
Computer equipment	69,612	69,612	8,924
Office furniture and fittings	22,095	22,095	2,833
	91,707	91,707	11,757

Less: Accumulated depreciation	(39,211)	(53,022)	(6,797)
Property and equipment, net	52,496	38,685	4,960

For the six months ended June 30, 2023, and 2024, the Company recorded depreciation expenses of HK$9,451 and HK$13,811 (US$1,771), respectively. No impairment loss was recognized for property and equipment for the six months ended June 30, 2023, and 2024.

Depreciation policy: Property and equipment are stated at cost, less accumulated depreciation and impairment losses (if any). Depreciation is calculated using the straight-line method over the estimated useful lives of the assets as follows:

●	Computer equipment: 3 years
●	Office furniture and fittings: 5 years

The estimated useful lives of the assets are reviewed periodically to determine whether adjustments are necessary. Depreciation commences once the asset is placed in service and continues until the asset is either fully depreciated or retired.

Impairment considerations: The Company evaluates its property and equipment for impairment whenever events or changes in circumstances indicate that the carrying value of the assets may not be fully recoverable. The impairment test compares the carrying value of the asset to its estimated future undiscounted cash flows. If the carrying value exceeds the cash flows, an impairment loss is recognized based on the difference between the carrying value and the fair value of the asset. For the six months ended June 30, 2023, and 2024, no impairment indicators were identified, and no impairment losses were recognized.

Decrease in property and equipment in 2024: The decrease in property and equipment during 2024 is attributable to the depreciation expenses recognized during the period.

10. INTANGIBLE ASSET, NET

The Company’s intangible asset consists of an information technology service management system, a computer software platform that is not an integral part of a computer-controlled machine. The intangible asset is capitalized at cost, which includes development costs paid to the system developer and other directly attributable costs of preparing the asset for its intended use.

Capitalization Criteria: Development costs are capitalized when they meet the criteria for recognition as an intangible asset under ASC 350. Specifically, only costs incurred during the application development stage are capitalized. Costs incurred to enhance or extend the performance of the asset beyond its original specifications are also capitalized if they meet the recognition criteria. Maintenance costs or costs incurred during the preliminary project stage are expensed as incurred.

Following initial recognition, the intangible asset is carried at cost less accumulated amortization and any accumulated impairment losses. The asset is amortized on a straight-line basis over its estimated useful life of 5 years, reflecting the period over which the Company expects to derive economic benefits from the asset.

F-67

As of December 31, 2023 and June 30, 2024, the balances of the intangible asset are as follows:

	As of December 31, 2023	As of June 30, 2024
	HK$	HK$	US$ (Note 2(e))
		(Unaudited)	(Unaudited)
Information technology service management system	2,206,846	3,404,742	436,505
	2,206,846	3,404,742	436,505

Less: Accumulated amortization	(378,801)	(639,415)	(81,976)
Intangible asset, net	1,828,045	2,765,327	354,529

The increase in the intangible asset during 2024 represents additional development costs incurred to enhance and expand the system’s functionality, reflecting the Company’s ongoing investment in its proprietary software platform.

Amortization: Amortization of the intangible asset began in 2023 when the asset was ready for its intended use. The timing of amortization reflects the asset’s readiness for economic use, regardless of its actual deployment or operational use. Amortization expenses for the six months ended June 30, 2023, and 2024, were HK$158,117 and HK$260,614 (US$33,412), respectively. Amortization is calculated on a straight-line basis over the asset’s useful life of 5 years.

Impairment Considerations: The Company reviews its intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. The impairment test compares the carrying amount to the undiscounted future cash flows expected to result from the use of the asset. If the carrying amount exceeds the undiscounted cash flows, an impairment loss is recognized for the difference between the carrying amount and the fair value of the asset. For the six months ended June 30, 2023, and 2024, no impairment indicators were identified, and no impairment losses were recognized.

11. ACCOUNTS PAYABLE

The following table presents the balances of accounts payable as of December 31, 2023 and June 30, 2024:

	As of December 31, 2023	As of June 30, 2024
	HK$	HK$	US$ (Note 2(e))
		(Unaudited)	(Unaudited)
Accounts payable	7,079,837	3,456,847	443,185

Accounts payable represent amounts due to suppliers for subcontracting fees, hardware costs, software license costs, and IT application license costs.

Payment Terms

The Company’s accounts payable are current liabilities, typically due within 30 to 90 days of the invoice date, depending on the terms negotiated with each supplier. The Company’s payment practices aim to align with standard industry terms and cash flow management practices.

Liquidity and Risk Management

The Company regularly assesses its liquidity needs and monitors its ability to meet short-term obligations. As of June 30, 2024, the Company has sufficient cash and cash equivalents to settle its current liabilities, including accounts payable, as they become due. The reduction in accounts payable from HK$7,079,837 as of December 31, 2023 to HK$3,456,847 as of June 30, 2024 reflects the settlement of key project-related costs.

The Company does not anticipate any liquidity constraints in settling remaining payables and maintains adequate working capital reserves to ensure the timely settlement of all liabilities.

F-68

12. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

The following table presents the balances of accrued expenses and other current liabilities as of as of December 31, 2023 and June 30, 2024:

	As of December 31, 2023	As of June 30, 2024
	HK$	HK$	US$ (Note 2(e))
		(Unaudited)	(Unaudited)
Payroll and welfare payables	272,685	486,539	62,377
Accrued expenses	1,250,987	632,062	81,033
	1,523,672	1,118,601	143,410

Payroll and Welfare Payables: The payroll and welfare payables represent amounts owed to employees for services rendered and the associated mandatory provident fund (MPF) contributions. Under the Hong Kong MPF Scheme, the Company is required to make contributions based on a percentage of qualified employees’ salaries. The Company recognized employee benefit expenses of HK$1,737,810 and HK$2,306,328 (US$295,683) for the six months ended June 30, 2023, and 2024, respectively.

Composition of Accrued Expenses

Accrued expenses primarily consist of amounts due for professional services, sales commission, marketing expenses and other office and operating expenses related to ongoing operational activities. These expenses are recognized as liabilities when the Company has received the services but has not yet paid for them as of the balance sheet date. The components of accrued expenses as of June 30, 2024, include:

(i)	Professional services fees: HK$608,000 (US$77,948)
(ii)	Other office and operating expenses:HK$24,062 (US$3,085)

The decrease in accrued expenses from HK$1,250,987 as of December 31, 2023 to HK$632,062 as of June 30, 2024 is mainly attributable to the settlement of accrued marketing expenses of HK$706,495 during the period.

Timing and Classification

All amounts recorded in accrued expenses and other current liabilities are classified as current liabilities and are expected to be settled within 12 months of the balance sheet date. These liabilities represent the Company’s short-term obligations and are due in the normal course of business operations.

Employee Benefit Accrual Methodology

The Company calculates its employee benefit liabilities, including MPF contributions, based on statutory requirements and internal compensation policies. Contributions are calculated as a percentage of each eligible employee’s gross salary and are accrued monthly in accordance with ASC 710 (Compensation). The contributions are made to the MPF on behalf of employees as required under the Hong Kong Legislative Council’s regulations.

Liquidity Management

The Company continually monitors its cash flow and liquidity to ensure that it can meet its short-term obligations, including accrued expenses and employee benefits. As of June 30, 2024, the Company has sufficient cash reserves to settle these liabilities as they become due. The Company does not anticipate any liquidity constraints that would impact its ability to meet these obligations in a timely manner.

13. INCOME TAXES

Cayman Islands

The Company is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

F-69

British Virgin Islands

Vigorous is incorporated in British Virgin Islands and conducts its primary business operations through the subsidiary in Hong Kong. Under the current laws of British Virgin Islands, British Virgin Islands levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and the Company is therefore not subject to tax on income or capital gains arising in British Virgin Islands. Additionally, upon payments of dividends by the Company to its shareholders, no British Virgin Islands withholding tax will be imposed.

Hong Kong

Sereno is subject to a two-tiered income tax rate in Hong Kong. The first HK$2,000,000 of profits are taxed at a rate of 8.25%, while any remaining profits are taxed at the standard rate of 16.5%.

The following table summarizes the composition of income tax expense for six months ended June 30, 2023, and 2024:

	For the Six Months Ended June 30,
	2023	2024
	HK$	HK$	US$ (Note 2(e))
	(Unaudited)	(Unaudited)	(Unaudited)
Current income tax expense	922,949	1,057,169	135,534
Deferred tax expenses	132,926	113,447	14,545
	1,055,875	1,170,616	150,079

Tax Rate Reconciliation

The reconciliation between the Hong Kong statutory income tax rate applicable to the Company’s profits and the income tax expense is presented below:

	For the Six Months Ended June 30,
	2023	2024
	HK$	HK$	US$ (Note 2(e))
	(Unaudited)	(Unaudited)	(Unaudited)
Profit before provision for income taxes	7,546,825	8,105,176	1,039,125

Income tax expenses computed at statutory rate	1,245,226	1,337,353	171,456
Tax effect of preferential tax rate	(165,000)	(165,000)	(21,154)
Tax effect of income not subject to tax	(21,351)	(1,737)	(223)
Tax effect of tax deduction	(3,000)	-	-
Total income tax expense	1,055,875	1,170,616	150,079

F-70

Deferred Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the Company’s deferred tax assets and liabilities were as follows:

	As of December 31, 2023	As of June 30, 2024
	HK$	HK$	US$ (Note 2(e))
		(Unaudited)	(Unaudited)
Deferred tax liabilities, net, beginning balance:
Accelerated tax depreciation	(214,365)	(309,198)	(39,641)
Allowance for the expected credit losses on accounts receivable	139,041	81,463	10,444
Allowance for the expected credit losses on amount due from related companies	201	1,268	163
Total deferred liabilities	(75,123)	(226,467)	(29,034)
(Charged) / Credited to consolidated statement of operations:
Accelerated tax depreciation	(94,833)	(152,481)	(19,549)
Allowance for the expected credit losses on accounts receivable	(57,578)	37,872	4,855
Allowance for the expected credit losses on amount due from related companies	1,067	1,162	149
Deferred tax liabilities, net, ending balance	(226,467)	(339,914)	(43,579)

Realization of Deferred Tax Assets

The realization of the net deferred tax assets is dependent upon several factors, including future reversals of existing taxable temporary differences and the generation of adequate future taxable income. The Company evaluates the potential realization of deferred tax assets on an entity-by-entity basis, considering both positive and negative evidence.

The Company assesses deferred tax assets under the “more-likely-than-not” criteria, based on recurring profitability and the expected availability of future taxable income to offset temporary differences and tax loss carry forwards. Tax loss carry forwards are assessed with respect to their expiration periods and the probability of future taxable income sufficient to utilize these losses.

For the six months ended June 30, 2023, and 2024, the Company did not recognize any valuation allowance as management determined that it is more likely than not that the Company will realize the benefits of its deferred tax assets due to recurring profits. The assessment considered historical performance, future profitability projections, and tax planning strategies.

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Uncertain Tax Positions

In accordance with ASC 740-10, the Company evaluates each uncertain tax position based on its technical merits, and measures any unrecognized benefits associated with tax positions. Each position is reviewed individually, considering past audits, interpretations of tax law, and developments in tax regulations. The Company assesses whether it is more likely than not that a tax position will be sustained upon examination by the relevant tax authorities, based solely on the technical merits of the position.

As of December 31, 2023 and June 30, 2024, the Company did not have any significant unrecognized uncertain tax positions. The Company also did not accrue any liability, interest, or penalties related to uncertain tax positions, as there were no positions where it was determined that an unfavourable outcome was probable.

The Company continues to monitor developments in tax law and evaluates any changes in its tax positions on a quarterly basis. Should any uncertain tax positions arise in the future, the Company will measure and record any potential liabilities in accordance with ASC 740.

14. BANK BORROWINGS

The following table presents the balances of bank borrowings as of December 31, 2023 and June 30, 2024:

	As of December 31, 2023	As of June 30, 2024
	HK$	HK$	US$ (Note 2(e))
		(Unaudited)	(Unaudited)
Bank borrowings, current portion	-	38,934	4,992
Bank borrowings, non-current portion	-	4,961,066	636,034
	-	5,000,000	641,026

On May 27, 2024, Sereno secured an instalment bank loan of HK$5,000,000 (US$641,026) under the SME Financing Guarantee Scheme with a 100% guarantee provided by HKMC Insurance Limited. The loan is backed by an unlimited personal guarantee from the Company’s shareholders. The loan carries an annual interest rate of 3.625% and is scheduled to be repaid over 120 monthly instalments, starting from June 26, 2024, and continuing through May 26, 2034.

Interest related to the bank borrowings was HK$ Nil and HK$14,857 (US$1,905) for the period ended June 30, 2023, and 2024 respectively.

As of June 30, 2024, the borrowing will be due according to the following schedule:

As of June 30, 2024
HK$
(Unaudited)
Within 1 Year	38,934
Between 1 to 2 Years	479,997
Between 2 to 3 Years	497,688
Between 3 to 4 Years	515,842
Between 4 to 5 Years	535,222
Between 5 to 6 Years	554,773
Between 6 to 7 Years	575,221
Between 7 to 8 Years	596,348
Between 8 to 9 Years	618,460
Between 9 to 10 Years	587,515
5,000,000

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15. EQUITY

Ordinary shares

The Company was incorporated in the Cayman Islands on October 8, 2024 as an investment holding company with authorized share capital of US$50,000 divided into 50,000,000 ordinary shares of par value US$0.001 each. One ordinary share was issued on October 8, 2024. The authorized share capital was changed to 500,000,000 ordinary shares of par value US$0.0001 each and the one issued share was sub-divided into 10 ordinary shares on 18 October, 2024. The Company has completed a reorganization on October 24, 2024 following which Vigorous Elite Holdings Limited and Sereno Cloud Solution HK Limited came under the control of the Company. 32,500,000 ordinary shares of par value US$0.0001 each was in issue on October 24, 2024.

16. EARNING PER SHARE

The following table sets forth the computation of basic and diluted earnings per share for the six months ended June 30, 2023, and 2024:

	For the Six Months Ended June 30,
	2023	2024
	HK$	HK$	US$ (Note 2(e))
	(Unaudited)	(Unaudited)	(Unaudited)
Numerator:
Numerator for basic and diluted earnings per share – net income attributable to the Company’s shareholders	6,490,950	6,934,560	889,046

Denominator:
Denominator for basic and diluted net income per share – weighted average number of shares*	32,500,000	32,500,000	32,500,000

Basic and diluted earnings per share:	0.20	0.21	0.03

* Retroactively presented for the effect of reorganization for the Company’s initial public offering

Explanation of EPS Calculation

Basic earnings per share is calculated by dividing the net income attributable to the Company’s shareholders by the weighted average number of ordinary shares outstanding during the period. For the six months ended June 30, 2023, and 2024, the Company had 32,500,000 ordinary shares outstanding, and there were no changes in the number of shares during the periods presented.

Diluted earnings per share is calculated by dividing net income attributable to the Company’s shareholders by the weighted average number of shares outstanding during the period, including the effect of all potentially dilutive securities, if any. For the six months ended June 30, 2023, and 2024, the Company had no dilutive securities outstanding, resulting in basic and diluted earnings per share being the same.

No Potential Dilutive or Anti-Dilutive Securities

As of December 31, 2023 and June 30, 2024, the Company did not have any options, warrants, convertible securities, or other instruments that could potentially dilute the earnings per share calculation. Therefore, the Company’s basic earnings per share and diluted earnings per share are the same for both years.

Additional Information

The weighted average number of shares used in the calculation of EPS remained consistent at 32,500,000 ordinary shares for the six months ended June 30, 2023, and 2024. There were no changes in the number of shares issued or outstanding during these periods.

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17. COMMITMENTS AND CONTINGENCIES

(a) Commitments

As of December 31, 2023 and June 30, 2024, the Company had no capital expenditure commitments or other significant contractual obligations. The Company continuously monitors its capital needs and has the financial flexibility to adjust to future investment requirements. The Company has no plans for material capital expenditures at this time.

(b) Contingencies

The Company may become involved in legal proceedings, investigations, and regulatory actions arising in the ordinary course of business. These proceedings could include disputes with vendors, customers, or regulatory bodies. The outcomes of such proceedings are inherently uncertain, and while the Company does not currently anticipate that any such matters will have a material adverse effect on its financial position, results of operations, or cash flows, it continues to assess legal risks on an ongoing basis.

As of December 31, 2023 and June 30, 2024, the Company was not a party to any material legal or administrative proceedings that would require disclosure under ASC 450 (Contingencies). The Company has established internal controls to monitor and assess the potential impact of legal and regulatory risks, and regularly consults with external legal counsel to ensure that any developments are accounted for in accordance with U.S. GAAP.

The Company maintains insurance coverage for various types of potential liabilities, including general liability, product liability, and director and officer liability, which management believes is adequate to protect against the majority of potential legal claims.

The Company continually monitors developments in its legal environment and updates its assessments regularly. If any legal proceedings are anticipated to result in a loss that is both probable and reasonably estimable, the Company will recognize a provision for that loss in accordance with ASC 450. However, as of December 31, 2023 and June 30, 2024, no such provisions have been recognized.

Additionally, the Company does not expect any significant contingencies in the near term that would materially impact its financial position or operations.

18. SUBSEQUENT EVENTS

The Company evaluated all subsequent events and transactions that occurred after the balance sheet date through the date the consolidated financial statements were available to be issued. This evaluation was performed in accordance with the requirements of ASC 855 (Subsequent Events).

As part of this evaluation, the Company reviewed all significant events occurring between the balance sheet date and the issuance date of the consolidated financial statements to determine whether any recognized subsequent events (events that provide additional evidence about conditions that existed at the balance sheet date) or non-recognized subsequent events (events that provide evidence about conditions that arose after the balance sheet date) required adjustment or disclosure in the consolidated financial statements.

Based on this evaluation, the Company determined that there were no subsequent events occurred that would require adjustment or disclosure in the consolidated financial statements.

F-74

PART II

Information Not Required In Prospectus

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Under our post-IPO memorandum and articles of association, which will become effective immediately prior to the completion of this offering, to the fullest extent permissible under Cayman Islands law every director and officer of our company shall be indemnified against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by him, other than by reason of such person’s own dishonesty, willful default or fraud, in connection with the execution or discharge of his duties, powers, authorities or discretions as a director or officer of our company, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by him in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

Pursuant to the form of indemnification agreements to be filed as Exhibit 10.1 to this Registration Statement, we will agree to indemnify our directors and officers against certain liabilities and expenses that they incur in connection with claims made by reason of their being a director or officer of our company.

The Underwriting Agreement, the form of which is filed as Exhibit 1.1 to this Registration Statement, will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

(a) ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we have issued and sold the following securities without registering the securities under the Securities Act. We believe that each of the following issuances was exempt from registration pursuant to Section 4(2) of the Securities Act, regarding transactions not involving a public offering, or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. None of the transactions involved an underwriter.

Purchaser	Date of Sale or Issuance	Title and Number of Securities	Consideration
YEE Kar Wing	October 8, 2024	1 Ordinary Shares	US$	0.001
YEE Kar Wing	October 18, 2024	10 Ordinary Shares	US$	N.A.
Shareholders of Vigorous Elite Holdings Limited	October 24, 2024	32,499,990 Ordinary Shares	Shares in Vigorous Elite Holdings Limited
Rainbow Sun Enterprises Limited	October 24, 2024	10 Ordinary Shares	US$	1.00

II-1

(b) ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits

See Exhibit Index beginning on page II-3 of this registration statement.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Combined and Consolidated Financial Statements or the Notes thereto.

(c) ITEM 9. UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

II-2

ChowChow Cloud International Holdings Limited

Exhibit Index

Exhibit Number	Description of Document
1.1*	Form of Underwriting Agreement
3.1	Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect
4.1*	Registrant’s Specimen Certificate for Ordinary Shares
4.2*	Form of Representative’s Warrants
5.1*	Opinion of Harney Westwood & Riegels Singapore LLP regarding the validity of the Ordinary Shares being registered
5.2*	Opinion of Sidley Austin regarding the enforceability of Representative’s Warrants
8.1*	Opinion of Harney Westwood & Riegels Singapore LLP regarding certain Cayman Islands tax matters (included in Exhibit 5.1)
10.1*	Form of Indemnification Agreement between the Registrant and its directors and executive officers
10.2*	Form of Employment Agreement between the Registrant and its executive director
10.3*	Form of Employment Agreement between the Registrant and its executive officer
10.4*	Form of Employment Agreement between the Registrant and its independent directors
14.1*	Code of Business Conduct and Ethics of the Registrant
19.1*	Insider Trading and Confidentiality Policy of the Registrant
21.1	List of Subsidiaries of the Registrant
23.1*	Consent of Assentsure PAC, Independent Registered Public Accounting Firm
23.2*	Consent of Harney Westwood & Riegels Singapore LLP (included in Exhibit 5.1)
24.1*	Powers of Attorney (included on signature page)
99.1	Consent of Shi Cheuk Kwan to Act as Independent Director
99.2	Consent of Tsang Chi Hon to Act as Independent Director
99.3	Consent of Wong Ka Lun to Act as Independent Director
107*	Filing Fee Table

*	To be filed by amendment.

II-3

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong, on [        ], 2024.

ChowChow Cloud International Holdings Limited

By:
	Name:	Yee Kar Wing
	Title:	Chairman of the Board and Chief Executive Officer

II-4

Power of Attorney

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Yee Kar Wing and Wong Chung Wai as an attorney-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the “Securities Act”), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of Ordinary Shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Chief Executive Officer and Executive Director	[ ]
Name: Yee Kar Wing	(principal executive officer)

	Chief Financial Officer	[ ]
Name: Wong Chung Wai	(principal financial and principal accounting officer)

II-5

Signature of Authorized Representative in the United States

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of [        ], has signed this registration statement or amendment thereto in New York, New York, United States on [        ], 2024.

Authorized U.S. Representative

[ ]
By:
Name:
Title:

II-6